UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2008

Commission File Number 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing
the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not applicable.

This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2008, the Notice of the Annual General Meeting of the Shareholders dated April 15, 2008, and the Form of Voting Card, each of which have been mailed to holders of our Equity Shares between May 12, 2008 and May 21, 2008. Also included in this Form 6-K is the Depositary's Notice of the Annual General Meeting of the Shareholders and the Form of Proxy Card, each of which will be mailed to holders of our American Depositary Shares on or about May 22, 2008. The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Deutsche Bank Trust Company Americas

Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS

Depositary's Notice of Annual General Meeting of Shareholders of Infosys Technologies Limited.

Issue:	Infosys Technologies Limited. / Cusip 456788108
Country:	India
Meeting Details:	Annual General Meeting of Shareholders on June 14, 2008, at 3:00 p.m. at NIMHANS Convention Centre, Hosur Road, Bangalore 560 029.
Meeting Agenda:	The Company's Notice of Meeting including the Agenda is attached
Voting Deadline:	On or before June 6, 2008 at 3:00PM (New York City time)
ADS Record Date:	May 12, 2008
Ordinary : ADS ratio:	1 Ordinary Share : 1 ADS

In accordance with Section 4.07 of the Deposit Agreement (the “Deposit Agreement”) between Infosys Technologies Ltd. (“the Company”) and Deutsche Bank Trust Company Americas as Depositary (“the Depositary”), Holders of Infosys Technologies Ltd. American Depositary Shares (ADSs) are hereby notified of the Company's Annual General Meeting. A copy of the Annual Report on Form 20-F, the Annual Report distributed to the Company’s shareholders in India (“the Indian Annual Report”) and Notice of Meeting from the Company which includes the agenda can be found on the following website www.infosys.com / or www.adr.db.com

You may also obtain a paper copy of the Annual Report on Form 20-F or the Indian Annual Report, free of charge, by sending a written request to Infosys Technologies Limited registered office at Electronics City , Hosur Road, Bangalore-560 100, or by sending an email to investors@infosys.com, Attention: Parvatheesam K / Swamy K R V. In addition, the Annual Report on Form 20-F may be accessed through the SEC’s website maintained at http://www.sec.gov/cgibin/srch-edgar.

Holders of Infosys ADSs at the close of business of the above-specified ADS record will be entitled, subject to any applicable provision of Indian law, of the Deposited Securities or of the Memorandum and Articles of Association of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon receipt of the enclosed Voting Instruction Form, duly signed, by the above-stated deadline, the Depositary shall notify such voting instruction to the Chairman of the Company, or such other director that the Chairman may designate, and appoint the Chairman or that other person designated by the Chairman as representative of the Depositary and the Registered Holders to attend such meeting and vote the Deposited Securities in the direction so instructed by such Registered Holder. (Beneficial owners ofADSs who hold their ADSs through and received materials from a bank or broker nominee should completea voting instruction in accordance with the instructions from that bank or broker nominee).

If the Depositary does not receive instructions from a Registered Holder, such Registered Holder may under certain circumstances be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote such Deposited Securities.

Upon the written request of a Registered Holder on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as is practicable and permitted under the applicable provisions of law and of the Memorandum and Articles of Association governing Deposited Securities of the Company to vote or cause to be voted the amount of Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.

For the purposes of Section 4.07 of the Deposit Agreement, in the event that the Depositary receives express instructions from Registered Holders to demand a poll with respect to any matter to be voted on by Holders, the Depositary may notify the Chairman or a person designated by the Chairman of such instructions and request the Chairman or such designee to demand a poll with respect to such matters and the Company agrees that the Chairman or such designee will make their reasonable best efforts to demand a poll at the meeting at which such matters are to be voted on and to vote such Shares in accordance with such Registered Holder's instructions; provided, however, that prior to any demand of a poll or request to demand poll by the Depositary upon the terms set forth herein, the Company shall, at its expense, deliver to the Depositary an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations and that the demand for a poll by the Depositary or a person designated by the Depositary will not expose the Depositary to any liability to any person. The Depositary shall not have any obligation to demand a poll or request the demand of a poll if the Company shall not have delivered to the Depositary the local counsel Opinion set forth in this paragraph.

Under Indian law voting of Shares is by show of hands unless a poll is demanded by a member or members present in person or by proxy holding at least one-tenth of the total Shares entitled to vote on the resolution or by those holding paid up capital of at least Rs. 50,000. A proxy may not vote except in a poll.

The Depositary agrees not to, and shall ensure that the Custodian and each of their nominees does not, vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by the American Depositary Shares evidenced by a Receipt other than in accordance with such instructions from the Registered Holder, or as provided below. The Depositary may not itself exercise any voting discretion over any Shares. If the Depositary does not receive instructions from any Registered Holder with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Registered Holder's Receipts on or before the date established by the Depositary for such purpose, such Registered Holder shall be deemed, and the Depositary shall deem such Registered Holder, to have instructed the Depositary to give discretionary proxy to a person designated by the Company to vote such Deposited Securities; provided that (x) no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of the holders of Shares will be adversely affected and (y) the Depositary shall not have any obligation to give such discretionary proxy to a person designated by the Company if the Company shall not have delivered to the Depositary the local counsel opinion and representation letter set forth in the next paragraph.Prior to each request for a discretionary proxy upon the terms set forth herein, the Company shall, at its own expense, deliver to the Depositary (aa) an opinion of Indian counsel, reasonably satisfactory to the Depositary, stating that such action is in conformity with all applicable laws and regulations (bb) a representation and indemnity letter from the Company (executed by a senior officer of the Company) which (i) designates the person to whom any discretionary proxy should be given, (ii) confirms that the Company wishes such discretionary proxy to be given and (iii) certifies that the Company has not and shall not request the discretionary proxy to be given as to any matter as to which substantial opposition exists or which may adversely affect the rights of holders of Shares.

Shares which have been withdrawn from the depositary facility and transferred on the Company's Register of Members to a person other than the Depositary or its nominee may be voted by such persons. However, Registered Holders who wish to withdraw Shares to vote at a shareholders meeting may not receive sufficient advance notice of shareholders meetings to enable them to make such withdrawal of the Shares in time to vote at the meeting. In addition once withdrawn from the depositary facility, Shares may not be able to be redeposited.

For more information, contact:
Duewa Brooks
Depositary Receipts
212 250 1305 phone
212 797 0327 fax

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

INFOSYS TECHNOLOGIES LIMITED
/S/ S. GOPALAKRISHNAN
S.Gopalakrishnan Chief Executive Officer and Managing Director

Dated: May 22, 2008

Power of talent

"Our core corporate assets walk out every evening. It is our duty to make sure that these assets return the next morning, mentally and physically enthusiastic and energetic."

– N. R. Narayana Murthy, *Chairman and Chief Mentor*

This report is printed on 100% recycled paper

This Annual Report is printed on 100% recycled paper as certified by the UK-based National Association of Paper Merchants (NAPM). The paper complies with strict quality and environmental requirements and is awarded the following international eco-labels: the Nordic Swan from the Nordic Council of Ministers; the Blue Angel, the first worldwide environmental label awarded by the Jury Umweltzeichen; and the European Union Flower.


Eugenie Rosenthal
InStep intern in 2007
Mardava Rajugopal
Catch Them Young participant in 2007
Deepak Gopinath
Catch Them Young participant in 2007

Connect

In 2007, an impressive 66% of 350 colleges surveyed opined that our Campus Connect program has helped make their students more employable.



Development Center, Bangalore, India

By 2010, the Indian IT industry will need 2.3 million software engineers, says a NASSCOM study. The estimated shortfall is 22%. This shortfall is one of the key reasons we think it is imperative to connect the academic world with the industry. To build a quality talent pool in line with our sustainability practices, we have to start where it all begins: schools and colleges.

Campus Connect

Started in May 2004, Campus Connect is an industry-academia partnership program, designed to enhance the quality of education in the Information Technology space. Today, more than 490 engineering colleges, primarily from India and select overseas universities in Malaysia and China, are part of the program. Campus Connect has been extremely successful in keeping college faculty and students abreast with the latest trends and best practices in the IT industry. To date, 1,891 faculty members and more than 26,000 students have benefited from the program.

InStep

InStep, our global internship program, provides a platform for students from top academic institutions across the world to work on live technical and business projects ranging from application development to business consulting at our offices worldwide. The program has significantly contributed to our cultural and intellectual diversity. In the last nine years, we have had over 600 interns from 85 premier universities such as Harvard, Stanford, MIT and Oxford. InStep has become a sought-after program globally, with over 4,000 applications received for 126 positions in fiscal 2008.

Catch Them Young (CTY)

CTY is a two-week program that gives school students across India a head start in understanding Information Technology. Top performers in the program get an opportunity to work with our experienced professionals on exciting projects. Since its inception in 1997, CTY has introduced more than 1,000 school students to various facets of IT.

Project Genesis

Project Genesis is aimed at addressing the talent requirements of the business process outsourcing industry, by making youth from Tier 2 and Tier 3 towns employable in the IT-enabled Services (ITeS) industry. Genesis includes programs like *Train the Trainer* and *Principal's Conclave* to align curriculum and teaching methodologies at colleges with industry requirements. Started in 2005, Project Genesis has now spread to 407 colleges across five states in India.

"CTY was an enriching experience. The courses were conducted in an encouraging, open atmosphere which helped us think out of the box and make a lot of new friends too."

– Mardava Rajugopal
Catch Them Young participant in 2007

"Through my internship at Infosys, I have come to understand and appreciate first-hand the power of a company to change the world – to transform the ambitions of a nation and to reconfigure the world's understanding of business in a global economy."

– Eugenie Rosenthal
InStep intern in 2007

"The whole Infosys experience was refreshing. CTY enhanced my ability to observe things from a different perspective. It gave me a short but memorable opportunity to be an Infoscion and share the pride of being associated with this esteemed organization."

– Deepak Gopinath
Catch Them Young participant in 2007

Attract

On an average, we receive close to 1 million job applications in a year. Just 2.3% of the applicants get selected.



On July 9, 2007, we welcomed 1,198 trainees at our Global Education Center, Mysore, India. To date, this has been the largest trainee batch on a single day at Infosys.



Development Center, Mysore, India

Consider this. More than 91,187 people from 70 nationalities across 26 countries bring their varied and unique perspectives and skills to the world of Infosys. What makes us a global talent magnet? Impressive brand recall, pioneering efforts in the IT industry, exemplary people practices, a well-defined value system, leadership, or meritocracy? Perhaps, it is a combination of all.

Global talent

We focus on attracting the best and the brightest from across the world, and currently have offices in 63 cities worldwide. Our Global Talent Program (GTP) is a successful initiative to assimilate talent from diverse geographies like the United States, the United Kingdom, China, Australia, Mexico, Mauritius, and Japan. We recruit talent from premier universities in these countries to work on projects. These employees are trained at the Infosys Global Education Center in Mysore, India.

People practices

Our employee value proposition is to provide a 'Learning, Emotional and Financial' value-add to every Infoscion. We have always striven to provide the best for our employees, be it world-class campuses or an engaging work culture. Our robust people practices have continued to win national and international accolades.

Campus hiring

We have one of the largest campus hiring programs in India. In fiscal 2008 alone, we recruited students from 1,079 engineering colleges. Around 1,17,303 candidates appeared for a test across campuses, 26,235 were interviewed and 18,146 were given job offers.

Brand with a conscience

We were one of seven global companies recognized as a *Brand with a Conscience* by the Medinge Group of Sweden, an international think tank of brand experts, in 2004. The list was based on principles of ethics and humanity rather than just financial strength. Companies were rated on the evidence of ethical programs, human implications of the brand, and the ability of the brand to take risks in line with its beliefs.

"There is tremendous competition for talent in India. We need to continuously demonstrate that Infosys is the place to be, to make a career and develop one's capabilities."

– T. V. Mohandas Pai

Director and Head – Administration, Education & Research, Finance, Human Resources Development, and Infosys Leadership Institute

"In today's competitive talent market, HR has to take the lead in differentiating the Infosys employee value proposition. We have always been a great employer. We must become the best employer in every jurisdiction that we operate in. Unless we have the confidence that we can attract and retain the best, we will not be able to delight our customer."

– Nandita Gurjar

Group Head – Human Resources Development



Swarna Sankaran
Project Manager,
New Market Services

Sunil Jose Gregory
Project Manager,
Communications Media and Entertainment

Enable

For the second consecutive year in 2007, we won the BEST award from the American Society for Training and Development (ASTD). The award recognizes an organization's efforts to *Build talent*, *Enterprise-wide*, *Supported by the organization's leaders while fostering a Thorough learning culture (BEST).*



Infosys Leadership Institute and Global Education Center, Mysore, India

At Infosys, you are never too experienced to stop learning. From a rigorous 14-week foundation program for new recruits to round-the-year technical and managerial training across roles, there is something for everyone. We encourage the free flow of creative ideas, regardless of hierarchy. We were ranked 32nd in the world and 10th in Asia-Pacific in innovation in a 2006 *BusinessWeek*-BCG survey, an indication of how intrinsic innovation is to our culture.

Continuous learning

While academic records and test scores do matter, people are hired not just for their degrees, but for their potential and ability to constantly learn and adapt to change. Our Education and Research function offers 178 courses round-the-year, of which 91 are instructor-led and 87 are e-learning programs. The Infosys Leadership Institute offers 16 instructor-led training programs and 59 e-learning programs. In fiscal 2008, Infoscions spent 6,51,448 training person-days in learning new ideas and concepts. An important learning incentive at Infosys is a unique certification program that prepares employees to undertake greater responsibilities. In fiscal 2008, we conducted over 1,28,000 certification exams in various technology and business domains as well as in process and project management. More than 27,000 employees were awarded technical certifications this fiscal year.

Knowledge management

Our Knowledge Management program has provided employees with a powerful interactive knowledge database that enables them to create and share knowledge assets, participate in discussion forums, and network through blogs and wikis. We have a repository of over 30,000 knowledge components, of which 5,600 are downloaded, on an average, every workday. We have won four Global Most Admired Knowledge Enterprise (MAKE) awards, the most recent one in 2007. We are the first Indian company to be inducted into the Global MAKE Hall of Fame.

Innovation and research

Software Engineering and Technology Labs (SETLabs), our research arm, is at the forefront of research in software architecture, design and performance modeling. As an innovation driver at Infosys, SETLabs focuses on three key aspects: targeted research to address customers' business problems, Centers of Excellence to extend technology competence in specific areas, and a co-creation process through which it partners with customers in anticipating, creating and leveraging exciting new technologies. SETLabs also encourages global interns to work on live technical and business projects. An Intellectual Property (IP) Cell was formed in 2004 to guide our employees to leverage the power of IP for our growth. In fiscal 2008 alone, we generated over 102 invention disclosures and filed an aggregate of 10 patents in India and the US. To date, we have filed an aggregate of 119 patent applications (pending) in both countries, and have been granted two patents by the United States Patent and Trademark Office (USPTO).

"Every employee in Infosys is enabled to succeed by hard and soft levers – the hard levers being various ILI and E&R courses, and the soft lever being the experiential learning environment. These allow me to thrive and explore opportunities that I could only dream about."

– Sunil Jose Gregory
Project Manager, Communications Media and Entertainment

"I take pride in enabling my team to view every challenge as an opportunity to learn and work together, and achieve greater heights of customer delight."

– Swarna Sankaran
Project Manager, New Market Services



Peter Norlander
Associate Manager, Human Resources Development

Han Zhang
InStep intern in 2007

Empower

Fortune magazine listed us among the Top 10 Companies for Leaders in 2007 for developing leaders in a global economy.



Development Center, Pune, India

Driven by a diverse, global workforce, the need for effective talent deployment and engagement is vital to us. We have empowered our employees by creating a gender-sensitive, equal-opportunity, performance-driven workplace. In fact, we are the first Indian IT company to set up a Diversity Office for promoting diversity and inclusivity.

Leadership

The Infosys Leadership Institute ensures that talent is optimally harnessed to stay ahead of the innovation curve. Its dedicated campus in Mysore, India, offers courses on leadership and management. We groom high potential candidates under a three-tier mentoring process. Tier 1 includes business leaders and leaders of business enabler functions, Tier 2 has people who can take on Tier 1 responsibility in three to five years, and Tier 3 consists of Infoscions expected to reach Tier 1 category in six to ten years. Every selectee in the leadership program has a mentor. A Tier 1 leader is mentored by a member of the Board of Directors, and Tier 2 and Tier 3 leaders are mentored by Tier 1 and Tier 2 leaders respectively. At present, we have 51 leaders in Tier 1, 184 in Tier 2, and 427 in Tier 3. Other ILI initiatives are *Pravesh*, a program for first-time project managers, and the Global Business Finishing School.

Diversity and inclusivity

As a global corporation operating in multiple geographies, we are committed to creating a workplace in which every employee has the opportunity to participate, contribute and develop. The approach to women's advancement and gender diversity is proactive. Our gender inclusivity model is an individually-tailored combination of support systems, company practices, and management policies under the umbrella of IWIN – Infosys Women's Inclusivity Network. IWIN is devoted to creating a gender-sensitive work environment and making us the Employer of Choice for women. The initiative has received wide acclaim and won us the first-ever NASSCOM-*India Today* Woman Corporate Award for Excellence in Gender Inclusivity at the NASSCOM-IT Women Leadership Summit 2007. Infosys BPO is one of the largest employers of disabled individuals, 239 at present, in the Indian corporate sector. In 2007, Infosys BPO was recognized by the Indian Ministry of Social Justice and Empowerment as the best employer of disabled individuals.

Special Training Program

Started in 2007, the Special Training Program (STP) enables engineering graduates from a disadvantaged socio-economic background, to compete on an equal footing in the job market. STP has been a great success in Andhra Pradesh, Karnataka and Orissa, and will soon be rolled out to two more states in India. The high impact of STP can be measured by the fact that the first program, conducted at IIIT-Bangalore with a trainee batch of 89, had close to 100% placements this year. At present, more than 450 graduates are undergoing the six-month training program.

"Infosys provided me with an opportunity to think beyond my day-to-day job, and put forward business ideas that are debated and decided on their merit."

– Peter Norlander
Associate Manager, Human Resources Development

"Infosys liberated my potential to empower others as a summer intern. Its diverse and inclusive work culture has opened up the gate to success for every employee."

– Han Zhang
InStep intern in 2007



Ritesh Mohan Idnani
Vice President and Head – Worldwide Sales and Marketing, Infosys BPO

Surekha Pamdamaneni
Software Engineer, Banking and Capital Markets

Retain

We won the 2007 Optimas Award, given by Workforce Management, in the Global Outlook category. The award acknowledges our focus on talent and our ability to attract, engage, and retain the best people in the face of ever-increasing competition.



Development Center, Chennai, India

At Infosys, values make for more than just a powerful tagline. We have been a proven role model for creating wealth ethically and legally. The principles of integrity, meritocracy, transparency, fairness, leadership by example, and commitment to excellence form a strong foundation for our future.

Values that bind

Our strong value system fosters trust and confidence among all our stakeholders. It also unites the organization and strikes an emotional chord with Infoscions across roles and geographies. Probably, this quote from Chairman and Chief Mentor N. R. Narayana Murthy sums it up best: "Corporations must integrate their value systems into their recruitment programs. They must mandate compliance with the value system as a key requirement from each potential employee. They must ensure that every employee owns responsibility for accountability and ethics in every transaction. Corporations must publicly recognize internal role models for ethical behavior."

High performance work ethic

We have a comprehensive performance management culture which fosters employee development. An essential component of this philosophy is an integrated performance system. The role-based organizational structure is the foundation for this performance system while feedback, evaluation, training, and rewards play a key role. The variable pay scheme (incentive scheme) enables goal-sharing and profit-sharing with Infoscions, and has strong linkages to the performance of the company, the business unit and the individual.

Rewards and recognition

The performance-based work culture and emphasis on meritocracy ensure that talented employees get ample opportunities to grow. Every win, big or small, is always recognized and celebrated through *Spot Awards* at the project level, *Rewards and Recognition Programs* at the business unit level, and *Awards for Excellence* at the organization level. The annual, much-anticipated *Awards for Excellence* recognize and reward those who epitomize one of Infosys' core values – the consistent pursuit of excellence.

Employee engagement

We engage employees through a fair and rewarding work environment. We believe that a working environment which helps our employees to work, relax and also have fun, contributes to the quality of their work, enriching them intellectually, physically and emotionally. Our state-of-the-art campuses have health clubs, sports facilities and well-stocked libraries, to name a few. Infoscions regularly organize cultural and sports events to which families are often invited. These events provide a break from routine and foster a sense of belonging.

Mentoring and succession planning

We recognize the power of formal mentoring as a process to build leadership, give people the right opportunity at the right time, and groom the next generation of leaders. We believe that our values will remain the same even while our leadership changes.

"I have had the privilege of being one of the very few individuals, not just at Infosys but also globally, with a direct and intimate understanding of all facets of the outsourcing business. I firmly believe that this all-round exposure has enabled me to draw on specific experiences and relate them to individuals across the organization, allowing them to achieve their full potential."

– Ritesh Mohan Idnani

Vice President and Head – Worldwide Sales and Marketing, Infosys BPO

"Mentoring has played a key role in my professional growth. I believe a perfect mentor is someone who has attained a position in which you can envision yourself, and guides you in that direction. The credit for my success is not mine alone. It should also go to my mentors from whom I have received a lot of support."

– Surekha Pamdamaneni

Software Engineer, Banking and Capital Markets

13 The year at a glance
14 Letter to the shareholder
17 Awards for Excellence 2007-08
21 CEO and CFO certification
22 Directors' report
45 Management's discussion and analysis
64 Auditors' report
66 Balance sheet
67 Profit and loss account
68 Cash flow statement
69 Schedules
86 Balance sheet abstract and the company's general business profile
87 Consolidated financial statements
105 Risk management report
107 Corporate governance report
122 Shareholder information
126 Share price chart
127 Additional information

Contents

128 Select historical data
130 Revenue segmentation
131 Statutory obligations
132 Human resources valuation
132 Value-added statement
133 Brand valuation
134 Economic Value-Added (EVA®) statement
134 Balance sheet including intangible assets
135 Intangible assets score sheet
137 Value Reporting™
138 Management structure
139 Infosys Foundation
140 Report on environment, health and safety
141 Financial statements (unaudited) presented in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards
150 Extract of audited US GAAP financial statements
151 Global presence
Annual General Meeting (AGM) Notice

The year at a glance

in Rs. crore, except per share data

	2008	2007	Growth (%)
Indian GAAP – Stand-alone			
Financial performance			
Income	15,648	13,149	19.0
Gross profit	6,772	5,871	15.3
Operating profit (PBIDTA)	4,963	4,225	17.5
Profit after tax* : Before exceptional items	4,470	3,777	18.3
After exceptional items	4,470	3,783	18.2
EPS (par value of Rs. 5/- each) before exceptional item* : Basic	78.24	67.82	15.4
Diluted	77.98	66.33	17.6
Dividend			
Per share	13.25	11.50	15.2
Special dividend	20.00	–	–
Financial position			
Capital expenditure	1,370	1,443	(5.1)
Fixed assets	3,931	3,107	26.5
Cash and cash equivalents	7,689	5,610	37.1
Net current assets	8,496	7,137	19.0
Total assets	13,490	11,162	20.9
Debt	–	–	–
Net worth	13,490	11,162	20.9
Cash and cash equivalents / total assets (%)	57.0	50.3	–
Market capitalization	82,362	1,15,307	(28.6)
Indian GAAP – Consolidated			
Income	16,692	13,893	20.1
Gross profit	7,485	6,435	16.3
Operating profit (PBIDTA)	5,238	4,391	19.3
Profit after tax* : Before exceptional items	4,659	3,861	20.7
After exceptional items	4,659	3,867	20.5
EPS (par value of Rs. 5/- each) before exceptional item* : Basic	81.53	69.11	18.0
Diluted	81.26	67.59	20.2
		in US $ million, except per share data	
US GAAP			
Revenues	4,176	3,090	35.1
Gross profit	1,723	1,313	31.2
Operating income	1,151	852	35.1
Net income*	1,155	850	35.9
Earnings per equity share: Basic	2.03	1.53	32.7
Diluted	2.02	1.50	34.7

Note: 1 crore equals 10 million

**Net profit for 2008 and 2007 includes a reversal of tax provision of Rs. 121 crore ($29 million) and Rs. 125 crore ($30 million), respectively*



9,521
13,893
16,692
2006
2007
2008
Income
2,479
3,861
4,659
2006
2007
2008
PAT before exceptional items
Indian GAAP Consolidated (Rs. crore)
2,152
3,090
4,176
2006
2007
2008
Revenues
555
850
1,155
2006
2007
2008
Net income
US GAAP ($ million)

Letter to the shareholder



S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Dear Shareholder,

We had a successful fiscal 2008 and reported over US $1 billion in annual net profits. In Indian GAAP terms, revenues for fiscal 2008 stood at Rs. 16,692 crore, a year-on-year growth of 20%. In US GAAP terms, revenues for fiscal 2008 stood at $4.18 billion and year-on-year growth was 35%.

Acknowledging our US $1 billion mark in net profits, the Board of Directors has recommended a special dividend of Rs. 20 per share (400% on par value of Rs. 5/- per share). The Board has also recommended a final dividend of Rs. 7.25 per share (145% on par value of Rs. 5/- per share). Along with the interim dividend of Rs. 6/- per share (120% on par value of Rs. 5/- per share) amounting to Rs. 343 crore, the total dividend recommended for the year is Rs. 33.25 per share (665% on par value of Rs. 5/- per share) amounting to Rs. 1,902 crore. This is the largest dividend payout in corporate history in India. We have also decided to increase the dividend payout ratio up to 30% of net profits, effective fiscal 2009. Our current financial policy is to pay dividend up to 20% of net profits.

The Indian Rupee appreciated by 11% during the year and impacted our revenues and net profits by approximately Rs. 2,000 crore and Rs. 1,000 crore respectively. We maintained margins despite the challenging currency environment. This is testimony to the durability of our business model and our disciplined execution. Although the impact of global economic uncertainties may constrain growth in the short term, we see significant growth opportunities in the medium and long term.

Anticipating changes in global market demands, we reorganized our business units in November 2007. With this restructuring, we have broadened our customer base and strengthened our current portfolio through scale benefits. We are also investing in solutions and services that will enable us to move up the value chain and improve revenue productivity on a sustainable basis.

We added 170 clients during the year, taking the total number of active clients to 538. Revenue growth during the year was 35% in US Dollar terms. Our top 10 clients grew by 38.8% while non-top 10 clients grew by 33.6%, demonstrating balanced growth across our client portfolio. Most of our existing clients reaffirmed their confidence in our services, with repeat business accounting for 97% of the revenues. During the year, we entered into a multi-year global BPO contract with Royal Philips Electronics of the Netherlands, which expanded our global presence and added 1,400 people to our employee base. We signed a multi-year "Modular Global Sourcing" agreement for IT services and support with Canadian Pacific. United Utilities engaged us to modernize their legacy system using Service Oriented Architecture. We entered into a global relationship with Provenir, Inc., under which we have agreed to deliver professional services to Provenir and jointly offer information technology services and solutions to the financial services industry.

To improve proximity to our North American clients, we opened our first Latin American subsidiary, Infosys Technologies S. de R.L. de C.V., in Monterrey, Mexico. We also expanded our presence in Europe by enhancing the capacity of our nearshore facility in Brno,

Czech Republic. To further our commitment to creating jobs in India and drawing from the local talent pool, we set up a new campus in Thiruvananthapuram.

Clients and industry influencers have commended the success of our business model and recognized our delivery capabilities. The Boeing Company awarded us their inaugural Boeing Performance Excellence Award (BPEA). SAP awarded us the SAP ACE 2007 (Award for Customer Excellence). Cummins Inc. selected us as a Global Preferred Vendor for Information Technology while we received the Supplier Excellence Award from Eastman Chemical for the second consecutive year. Together with our client British Telecom, we were awarded the National Outsourcing Association award for Innovative Outsourcing Project of the Year 2007.

Our reputation as a service provider to the financial services industry was strengthened by two media accolades. We moved up to No. 14 on FinTech 100, an international annual listing of the top 100 global application and service providers to the financial services industry. Readers of *Waters*, a leading financial technology publication, identified us as the Best Outsourcing Provider for 2007.

This year, we unveiled version 10 of the Finacle® Universal Banking Solution, incorporating new offerings such as Islamic banking, wealth management and mobile banking solutions. It has been built with an investment of more than $60 million over the last three years.

Today, we address an enormous market that offers us the opportunity to extend our success to new geographies and industry verticals. We have introduced new offerings such as 'Learning Services', which focus on organizational learning needs. We are also creating offerings that will be made available to companies via the Enterprise Software as a Service (SaaS) model, where we will create and own business applications, which may be hosted out of our premises or the client's premises.

Over the years, we have strengthened our focus on innovation. We have filed a total of 119 patent applications (pending) in the US and India. The United States Patent and Trademark Office (USPTO) has granted us two patents.

Across the world and particularly in India, the Information Technology and Information Technology Enabled Services (IT & ITeS) industry has emerged as one of the largest employers, creating thousands of well-paying jobs and nurturing a new breed of determined entrepreneurs. The phenomenal growth and success of this sector have been catalyzed by a strong industry-government partnership. The continuity of this partnership is vital to secure the future of the economy and to aid the growth of allied industries.

Concerted efforts over the last few years have boosted the availability of talent in the market. During the last fiscal year, Campus Connect, our industry-academia initiative, was extended to 120 colleges with the participation from 14,446 students. We have also trained 871 faculty members in various engineering and other colleges.

As part of our Global Talent Program, the first batch of graduates from UK and the third batch of graduates from US universities were trained at our Global Education Center in Mysore. InStep, our global internship program, introduced students from top universities to the Infosys experience. Project Genesis, an initiative of Infosys BPO, is equipping graduate students in smaller towns and cities to be employable in the ITeS industry. Together, these efforts have expanded the available talent pool and we are already seeing a qualitative change among our new employees.

Today, our employee strength stands at over 91,000 – a figure that is set to grow in the coming year. Our competitive edge as a company draws upon the skills and confidence of these bright people. To that effect, we have invested in a strong training engine to keep our employees abreast of the latest advances in technology and business. During the year, both fresh engineers and laterals logged over 6,51,448 person-days of training and more than 27,000 employees were awarded various technical certifications. We are confident that our wealth of talented people will enable us to compete better and deliver the best to our customers, despite challenging times.

Fostering depth of leadership remains a top priority in a dynamic market. Currently, over 600 Infoscions are undergoing training in leadership development and we are confident that these efforts will engender a new generation of leaders who will steer the Company into the future.

Powered by the talent of our people and vesting reaffirmed faith in the resilience of our business model, we look forward to overcoming any challenges that may lie ahead of us. We thank our investors, employees and all our stakeholders as we enter a new phase of our journey with determination and optimism.

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2008

The Board of Directors

Infosys Technologies Limited

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Lead Independent Director

Prof. Marti G. Subrahmanyam
Independent Director

Dr. Omkar Goswami
Independent Director

Rama Bijapurkar
Independent Director

Claude Smadja
Independent Director

Sridar A. Iyengar
Independent Director

David L. Boyles
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Srinath Batni
Director and Head – Delivery Excellence

Infosys BPO Limited

T. V. Mohandas Pai
Chairperson

Amitabh Chaudhry
Chief Executive Officer and Managing Director

Jayanth R. Varma
Independent Director

Sridar A. Iyengar
Independent Director

Eric S. Paternoster
Director

S. D. Shibulal
Director

B. G. Srinivas
Director

Infosys Technologies (China) Co. Ltd.

S. D. Shibulal
Chairperson

James Lin
Chief Executive Officer and Managing Director

V. G. Dheeshjith
Director

T. V. Mohandas Pai
Director

N. R. Narayana Murthy
Director

T. P. Prasad
Director

Srinath Batni
Director

Infosys Technologies (Australia) Pty. Ltd.

K. Dinesh
Chairperson

Gary Ebeyan
Chief Executive Officer and Managing Director

V. G. Dheeshjith
Director

U. B. Pravin Rao
Director

Srinath Batni
Director

Subhash B. Dhar
Director

Infosys Consulting, Inc.

S. D. Shibulal
Chairperson

Stephen Pratt
Chief Executive Officer and Managing Director

Ashok Vemuri
Director

Chandra Shekar Kakal
Director

Nandan M. Nilekani
Director

N. R. Narayana Murthy
Director

Raj Joshi
Director

Infosys Technologies S. de R. L. de C.V.

Ashok Vemuri
Sole Manager

Board Committees

Audit committee

Deepak M. Satwalekar
Chairperson

David L. Boyles

Prof. Marti G. Subrahmanyam

Dr. Omkar Goswami

Rama Bijapurkar

Sridar A. Iyengar

Compensation committee

Prof. Marti G. Subrahmanyam
Chairperson

Deepak M. Satwalekar

Prof. Jeffrey S. Lehman

Sridar A. Iyengar

Nominations committee

Claude Smadja
Chairperson

David L. Boyles

Deepak M. Satwalekar

Prof. Jeffrey S. Lehman

Dr. Omkar Goswami

Investor grievance committee

Rama Bijapurkar
Chairperson

Claude Smadja

Prof. Jeffrey S. Lehman

Dr. Omkar Goswami

Risk management committee

David L. Boyles
Chairperson

Claude Smadja

Prof. Marti G. Subrahmanyam

Sridar A. Iyengar

Executive Council

S. Gopalakrishnan
Chief Executive Officer and Managing Director
Head – Executive Council

Ashok Vemuri
Senior Vice President – Banking and Capital Markets

V. Balakrishnan
Chief Financial Officer

Chandra Shekar Kakal
Senior Vice President – Enterprise Solutions

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Nandan M. Nilekani
Co-Chairman

S. D. Shibulal
Chief Operating Officer and Director

Srinath Batni
Director and Head – Delivery Excellence

B. G. Srinivas
Senior Vice President – Manufacturing

Subhash B. Dhar
Senior Vice President – Communications Media and Entertainment



Awards for Excellence 2007-08

"Hitch your wagon to a star."

– Ralph Waldo Emerson

At Infosys, excellence is not a matter of chance. Excellence means knowing no fear. It is the belief that talent, determination and hard work are the only worthy companions on the road to success. It signifies expanding boundaries, defying limitations and redefining conventions, time after time. The Infosys Awards for Excellence salute the power, grit and spirit of those who have made excellence a way of life.

First Prize

Account Management – Large

Account Team for a Leading Consumer Packaged Goods Company

Anindya Trivedi
Debashis Majumdar
Deepak Gupta
Devarajan S.
Hari Natarajan
Harish Srinivas Gudi
Ramesh Seshan
Sridevi Chatta

Account Management – Small

Spirit AeroSystems Account

Pavan Gupta
Raghavendra K. A.
Sastry V. V. S. R. S.
Satya N. Iyengar
Senthil Kumar P. B.
Sudip Singh
Sundaresan Poovalingam
Sundaresh Shankaran

Brand Management

Infosys FlatWorld Campaign Team

Ankush Patel
Balaji Sampath
Balaji Yellavalli
Gopal Devanahalli
Kannan Amaresh
Manjunatha Gurulingaiah Kukkuru
Richa Govil
Sanjay Eknath Nayak
Sanjay Sahay
Satish Bhat
Stephen Bruce Lane
Tri Minh Huynh
Vinay Viswanath Peshwa

Business Solutions

Master Data Management Solution Team for a Leading Grocery Retailer

Alexandru Marius Farcasiu
Dana Tourelle Jefferies
Lakshmi Ravinuthala
Livia Valencia Davis
Michael Anthony Rice
Omer Farooque
Prasad Kodibagkar
Ramachandran Mahesh Iyer
Sandeep B. Vasanth Rao
Sreekrishna Subramanian

Code Champion

Fei Wang
Prunthaban Kanthakumar
Sumit Garg

Customer Delight

Engagement Team for a Top US-based Financial Services Organization

Anurag Sadhu
Arindam Sarker
Binay Agarwal
Hiresh Gupta
Inder Deep Singh
Parimal Tiwari
Praveen Kumar Singh
Sivakumar S.

Department Management

Quality Department

Development Center Management – Large

Bangalore Development Center

Development Center Management – Small

Mangalore Development Center

Diversity and Inclusivity

Infosys BPO – Equal Opportunities Team

Kalyan Chakravarthy
Lokanandan R.
Poornima Prasad
Somi P. Gopalan
Vijay Krishnamani

Infosys Customer Satisfaction Survey – 2007

Banking and Capital Markets

Retail, Consumer Product Goods and Logistics

Infosys Internal Partnership Survey – 2007

Infosys Leadership Institute

Infy Champion – Domain

Mitul Devendra Shah

Infy Champion – Technology

Sajeesh P. J.

Innovation for Initiatives

Infosys mConnect Team

Anurag Sharma
Dilip Diascore Kolandairaj
Karthik G. V.
Pragya Gupta
Puneet Gupta
Venkat Kumar Sivaramamurthy

Innovation for IP Creation

Real Time Inventory Management

Girish A. R.
Shashi Shekhar Vempati
Vibin Balakrishnan

Internal Customer Delight

Global Immigration Team

Arun Silvester A.
Pallavi Konchadi Sridhara Bhat
Eshan Joshi
Kiran S. N.
Mithun Hande
Shilpa Milind Aphale

One Infy Excellence – Account Team

Account Team for a Leading US-based Airlines Engagement

Adithya K. S.
Anthony Robert Morris
Badri Narayanan M. R.
Jagadish Babu Vishwanatham
John Premkumar R.
Manish Verma
Nageswar Cherukupalli
Neeraj Mahajan
Rajnish Sharma
Subrat Kumar Pati

One Infy Excellence – Internal Cross Functional Team

Product Quality Metrics (PQM) Team

Amit Chaturvedi
Dheeraj Dhawan
Dheeraj Gupta

Hareshkumar Mahadevrao Amre
Nabarun Roy
Priti Budhia
Priti Jay Rao
Raj Seetharaman
Shubha Venkatesha Murthy
Vageesh Gururaj Patwardhan

People Development

Communication Service Providers Talent Management Team, Pune

Prashant Kumar Sinha
Ravi Agarwal
Sumit Sharma
Vinod Gheesalal Sonigara

Program Management

Limited Brands Merchandize Planning & Allocation Program

Agilandeswari Janakan
Elamurugan V. S.
Mohammed Rafee Tarafdar
Mohan Venkatathatham
Narayanan R.
Sivakumar H.
Sudhir Subramanya Holla
Sundar Raman K.
Thothathri Visvanathan
Vishwanath J.

Project Execution Excellence

Data Center Migration Project Team for a Leading Financial Services Provider

Akash Kumar Singhal
Karthik Subramaniam
Kasturi P. Chattopadhyay
Mukesh Lukhey
Partha Sarathi Mukherjee
Premraj Badi
Ramanathan Swaminathan
Ravindra Anegundi
Ritwik Chatterjee
Roshan B. Shetty

New Business Process Excellence Solution Implementation Team for a US-based Insurance Company

Abdul Kalam
Aravind Parameswaran
Kartik Murthy
Nishore C. L.
Padmanabhan A.
Sandeep Kumar Lathi
Shalini A. Nair
Sourabh Chatterjee
Sudheeshchandran Narayanan
Swati Biswal

Platform Maintenance Team for a US-based Telecom Service Provider

Anuradha Balasubramaniam
Balaji Sankarakrishnan
Bibin Bharath
Hariharan Easwaran Trichur
Noormina Abuthahir
Ram Kumar P.
Sankaragomathi Sivaramakrishnan
Subha S.
Suganya Ranganathan
Visvanathan Lakshmi Narayan

Store Budgeting and Forecasting Tool Team for a Pharmaceutical Retailer

Balakrishnan C. Subramanian
Deepa Shenoy H.
Harpreet Kaure
Merwin Linus Pinto
Nithya G. Kumar
Ramya B. Nayak
Ranajit Bhattacharjee
Roopalatha Shenoy
Shivaprakash Rao
Vidyasagar Shenoi

Sales Management

Project Beam Pursuit Team

Abraham Mathews
Amit Sharma
Andrew Willerton
Anshul Mohan
Deepak Natraj Ramamurthi
Gautam Rohidekar
Gautam Thakkar
Hari S. Bhardwaj
Marinko Vukovcjac
Rajiv Raghunandan
Saumya Hebbar
Srikanth M. Ramesh Iyengar
Srikanth V. J. Tanikella
Vasudeva Maipady Krishna
Vijai Kumar Balachandra
Volker Gau

Social Consciousness

Special Training Program Team

Gurunath Bhaskarrao Kalamadi
Nagendra R. Prasad
Ramesh Babu S.
Ravindra Muthya Pranesha Rao

Systems and Processes – Organization Level

Integrated Project Management (IPM+) Team

Anoop Kumar
Ganapathi Raman Balasubramanian
Geetha Das
Manas Jindal
Ramakrishnan M.
Sivashankar J.
Sravan Kumar

Systems and Processes – Unit Level

Certifications on Demand (COD) Team

Heena Deepak Mehta
Neelesh Nandkumar Wadke
Pallavi Rahul Tongaonkar
Renuka M. K.
Vadivelu S.
Yogesh Kumar Bhatt

Unit Management

Enterprise Solutions

Independent Validation Solutions

Value Champions

Nitha Geeth Josoni

Second Prize

Account Management – Large

Account Team for a Leading Aircraft Manufacturer

Bhaskar Kakuturu
Darshan Appayanna
Jayanth M. S.
Naresh Agarwal
Ramakrishna B.
Ramanath Kopparam Suryaprakash
Venkata Seshu Gulibhi

Account Management – Small

Account Team for a Large Apparel Retailer

Anand Jayaraman Iyer
Atul Chandra Pandey
Deepak Kamath B.
Dinesh Bajaj
Manisha Sanjay Saboo
Nadish Dutt
Sharad Singh
Toby Jose

Brand Management

InStep Team

Bela Gupta
Bhavna Mehra
Brianna Yvonne Dieter
Nidhi Ann Alexander
Preeti Pincha
Sanjay Purohit

Business Solutions

Infosys RFID and Pervasive Solution Team

Biju Sankaran
Bikartana Panigrahy
Devon Charles Ferreira
Ian Barkin
Mayank Shridhar
Michael David Allen
Rajesh P. Sankaralingam
Sameer Shrikant Meharunkar
Susan C. Thomas

Code Champion

Ranjit Kumar Ravindranathan
Venkata Narasimha Raju Kakarlapudi

Customer Delight

Cactus Program Team

Anuj Jain
Badarinath Sathyanarayan Chegu
Basaveshwara Mahadevaiah
Kiriti Chakravorty
Ratna Madhav Burugadda Kandalie
Satheesh Anapuzha Kaimal
Satish Venkatraman
Shailesh Kumar M. Gajera

Diversity and Inclusivity

Strategic Global Sourcing

Humberto V. B. Andrade
Shruti Rohan Desai
Srimathi Shivashankar

Infy Champion – Domain

Preeti Chandrashekhar

Infy Champion – Technology
Arnab Nandi

Innovation for Initiatives
Infosys Radien Team
Anil Kumar Garg
Chetan Jagatkishore Kothari
Pawan Chhabra
Sandeep M. K.
Shyam Kumar Doddavula
Venkanna Babu Payasam

Innovation for IP Creation
Domain Specific Abstract Core
Guruprasad R. A.
Ranju Philip A.
Shashi C. B.

Internal Customer Delight
PRIMA Team
Akhila Ramachandran Jha
Jyothi Prasad
Lakshmi S. Kumar
Mosesraj R.
Shoba Jagannathan
Supratim Mandal

One Infy Excellence – Account Team
Account Team for a Leading European Telecommunications and Networking Company
Abhay Harigobind Das Chauhan
Abhijit Nripendranath Banerjee
Amit Sharma
Ankur Bhan
Anurag Johri
Arvind Balakrishnan
Damandeep Singh Soni
Devinder Singh Chahal
Parthasarathy Gopalakrishnan
Philips T. Varghese
Prashant Deshkar V.
Ravi Kumar Desigan Seshadhri
Sanjeev Kumar
Sushil Agarwal
Vinay Ramesh Vasudeva

One Infy Excellence – Internal Cross Functional Team
Enterprise Program Management Solution Team
Amit Gopal Lal Agarwal
Anshuman Agrawal
Ashish Radharaman Mishra
Ganesh Bhat
Joydeep Das
Kaushik Nag
Larry Powers
Simon Moore
Viswanath Sridharan
Vivek Kumar Chadha

People Development
Knowledge Management Team for a Global Consumer Packaged Goods Manufacturer
Arindam Maitra
Krishna K. V.
Sanjeev Saxena
Subramanyam Venkataraman
Syed Farrukh Jalal
Venkatesh Chanemouganandam

Program Management
Team Arrow
Abhishek Goyal
Ashish Srivastava
Basavraj Loni
Chinmay Jain
Deepak Mandot
Hemal Kanak Shah
Rajesh Kumar Dubey
Ramakrishnan Krishnamurthi
Santosh Subramanian Iyer
Saurabh Agrawal

Project Execution Excellence
CRM Global Support Team for a Leading Multinational Chemical Company
Ashok Kamath Moodbidri
Babu Shanmugam
Dhaval Rameshchandra Mandalia
Gary DePaul Merlonghi
Gnana Sri Harika Siramdasu
Mukund Vasant Prayagkar
Munmun Basu
Rupal Ravindra Gandhre
Samik Ghatak
Sriram Komandoor Elayavilli

Development Team for Sales Cycle Management Tool for a Leading Telecommunications Services Provider
Anand Madhava Menon
Bhaskara Krishna Hegde
Krishna Kishore Surisetti
Kunal Akhaury
Pranab Chakraborty
Rajesh Sridharan
Santosh Kumar Rao
Sunil Kumar Ojha
Suresh M.
Vedachalam Mahadevan

Product Implementation Program Team for a Leading North America Insurance Provider
Ajit Shantharam Pai
Amit Mantri
Arun Kumar R.
Krishnakumar Kizhakke Varium
Prabudoss D.
Prashant Shivkumar Bhide
Prashantgouda F. Beeravalli
Sangameshwar Pujari
Seetha Lakshmy N. Iyer
Sohan Ramachandran

Regulatory Register System Development Team for a Leading Automobile Company
Dhruba Bagchi
Manikandan Menon Parakkat
Nivedeeta Vijay Deshmukh
Sanjay Sharma
Shashank Ajit Rangole
Vaibhav Saharan

Remote Procedural Call and Money Movement Team for a Leading Financial Services Company
Abhijit Banerjee
Bhagavath Venkata Kodigepalli
Jarin James Kattampally
Jithesh Ramdas
Lokesh Chawla
Madhu Gopala Krishna Bangalore
Mohan Ramakrishna
Rekha K. P.
Shilpa Madhukar Acharya
Yu Xiao

Single Order Processing Platform Team for a US-based Telecommunications Services Provider
Ashok Kumar Natarajan
Chithradevy Munisamy
Manjula Ramalingam
Mohammed Sadaf Choudhry
Ramanujam Sethuraman Achan
Ramya Ganesan
Robert Williams
Sundaresan Ramasubramanian
Vidhya Subburaj
Yoganand Thulasiraman

Sales Management
APL Application Management Services Pursuit Team
Krishnaswamy S.
Maneesh Vinod Bakhle
Mona Madan
Pandiya Kumar Rajamony
Srinivas Vallabhajosyula
Sriram Natarajan
Suchit Mohanty
Umashankar Malapaka

Social Consciousness
Infrastructure Development Initiative Team
Aruna Chittaranjan Newton
Rama N. S.

Mamata Welfare Society
Rambabu Sampangi Kaipa
Rohit Munjal
Satya Murthy Dharmavarapu

Systems and Processes – Organization Level
Corporate Audits and Assessments (C-CAT) Team
Aman Jit Krishan
Jayanta Kumar Kar
Milind Shivajirao Pednekar
Sridhara N. R.
Sudhindra K.S.
Venkatesh K.

Infosys Scaling Outstanding Performance (iSOP) Team
Anshuman Tiwari
Raj Kumar Bansal
Ravishankar Ganesan
Satyendra Kumar
Siva Kumar Srinivasa Venkata Nandiwada
Srikantan Moorthy

Systems and Processes – Unit Level

Future Proof IT Infrastructure Team

Jalith Lal K. V.
Jitendra Sangharajka D.
Murali M. G.
Rajkumar S.
Ravi Shankar Rajan
Vishwas Bhat

Third Prize

Account Management – Large

Engagement Team for a Leading European Financial Services Company

Anand Jeevaraj R.
Gautam Samanta
Praveen Kumar
Raman Veezhinathan C. V.
Satish Grampurohit
Naveen Prasad H. N.
Vaibhav Pandhari
Shrirang Raddi A.
Sitangshu Supakar

Account Management – Small

Account Team for a Large Food Services Marketer and Distributor in North America

Aruni Acharya
Balakrishnan Mayilarangam Sundararajan
George Jacob
Gurpreet Singh Kalra
Krishna Chaitanya Pamarty
Madhu Sudhan R.
Prasanna Srinivasan R.
Shveta Arora

Business Solutions

Infosys ACCORD Solution Team

Bharat Srinivasa Rao
Debaprasad Chatterjee
Ganesh Moorthy
Krishnendu Kunti
Lakshmanan Ramanathan
Mithun Das
Rashmi Vishwakarma
Suneetha Chittamuri
Vishwanath Shenoy M.

Infosys Procure-to-Pay Solution Team

Avinash Ramachandra Airani
Balakrishna Rao A.
Jatin H. Desai
Manguluri Girish
Narayanan Sankaranarayanan
Purshotam K. Punwani
Raghupathi Pai
Venkatesh B. Kamath

Code Champion

Mirshad Maharoof
Nimesh Madhavan
Sharath A. G.

Customer Delight

Marketing and Business Intelligence Solution Team for a Leading Global Financial Services Organization

Achut Perumbala
Amit Srivastava
Anand Hariharan
Anjani Kumar Srivastava
Bal Mukund Shukla
Dheeraj Sadh
Kumar Rupesh
Vijayalaya Chola Kosalaraman

Infy Champion – Domain

Mandeep Singh Kwatra

Infy Champion – Technology

Abhay Nath Singh
Krishna Kumar Shanmughom
Pavan Kumar Kurapati
Subin Kesavan
Yogesh Kumar Sachwani

Innovation for Initiatives

Infosys Markets in Financial Instruments Directive Solutions Team

Ira Gupta
Jagannath Kishanrao Kulkarni
Om Prakash Kesari
Satish Swaminathan
Shubhashis Sengupta
Sreedhar V. S. Maddipati

Innovation for IP Creation

Distributed XML Join

Mohit Chawla
Srinivas Padmanabhuni

Internal Customer Delight

Global Business Finishing School Team

Ashok Kacker
Nayana Chekka
Smitha Murthy G.
Srinath Alapakam
Sujatha Muthanna Nuchimanyanda
Sushanth Michael Tharappan

High Risk Project Monitoring Group

Amruta Kumar Mohanty
Srividhya Velarcaud Srinivasan

One Infy Excellence – Account Team

Account Team for a Premier Global Financial Services Firm

Aniruddha Majumder
Anupama Pramod Rathi
Kapil Jain
Minal Joshi
Mritunjay Kumar Singh
Pankaj Kulkarni
Rajneesh Malviya
Rama Murthy Prabhala
Sandip Ganguly
Sudarshan Mandayam

People Development

ESTimation EnterprisE Model (ESTEEM) Certification Team

Aman Kumar Singhal
Amit Arun Javadekar
Dinesh Ganesan
Parthasarathy M. A.
Siddharth Sawhney
Vijetha B. Shenoy

Program Management

Finacle Program (Release 10) Team

Mohan Kumar K. L.
Naresh Kumar K.
Rajeswari Rathnam
Ranganath Kalyanasundaram
Sai Kumar Jayanty
Sreenivasa Rao Makkena
Usha Prabhakara Shastry
Vivek Anand Jeyaraj

Sales Management

The Home Depot Sales Team

Baljeet Singh Chhazal
Dean E. Whiteside
Douglas W. Addison
Prashant Ratnakar Bhat
Sandeep Deepak Dadlani
Sharad Elhence

Social Consciousness

Pratibha Poshak

Abhisek Halder
Aditya Haresh Parekh
Aparna Domini
Buddannagari Ravi Kiran
Mitesh Indravadan Bhatt
Mustafa Mohammadi Rangwala
Sachin Mukund Kavthekar

Team Akanksha

Kuheli Bhattacharya
Lipi Das
Prasannanjaneyulu Narne
Pritam Mahapatra
Rohan Roy
Sakshi Sharma
Sudha Sagar Ratnala
Venkata Sai Sriram Vepuri
Vivekanand G. Shenoy
Zahid Choudhury Hossain

Systems and Processes – Organization Level

Business Transformation Group, Infosys BPO

Binay Kumar Behera
Muralidharan Anantharaman
Peloshia M. P.
Ramamohan Kadayinti
Ramesh Muppavarapu
Uday Gangadhar Gujarathi

Systems and Processes – Unit Level

Finacle Change Management Program (FCMP) Team

Godavarma C. K.
Gopal T. N.
Prasad Subramanian C. S.
Ramamurthy P.


The Infosys Board of Directors

Back row: Dr. Omkar Goswami, *Independent Director*; T. V. Mohandas Pai, *Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute*; Prof. Jeffrey S. Lehman, *Independent Director*; Claude Smadja, *Independent Director*; Sridar A. Iyengar, *Independent Director*; Deepak M. Satwalekar, *Lead Independent Director*; David L. Boyles, *Independent Director*; S. D. Shibulal, *Chief Operating Officer and Director*

Front row: Prof. Marti G. Subrahmanyam, *Independent Director*; Rama Bijapurkar, *Independent Director*; Srinath Batni, *Director and Head – Delivery Excellence*; S. Gopalakrishnan, *Chief Executive Officer and Managing Director*; N. R. Narayana Murthy, *Chairman and Chief Mentor*; Nandan M. Nilekani, *Co-Chairman*; K. Dinesh, *Director and Head – Communication Design Group, Information Systems, and Quality & Productivity*

The Infosys Executive Council



Back row:

Subhash B. Dhar
Senior Vice President – Communications Media and Entertainment

V. Balakrishnan
Chief Financial Officer

Ashok Vemuri
Senior Vice President – Banking and Capital Markets

Chandra Shekar Kakal
Senior Vice President – Enterprise Solutions

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Front row:

B. G. Srinivas
Senior Vice President – Manufacturing

Srinath Batni
Director and Head – Delivery Excellence

S. D. Shibulal
Chief Operating Officer and Director

S. Gopalakrishnan
Chief Executive Officer and Managing Director

Nandan M. Nilekani
Co-Chairman

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

CEO and CFO Certification

We, S. Gopalakrishnan, Chief Executive Officer and Managing Director, and V. Balakrishnan, Chief Financial Officer of Infosys Technologies Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the balance sheet and profit and loss account (consolidated and stand-alone), and all the schedules and notes on accounts, as well as the cash flow statements, and the directors' report;
2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made;
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects, a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations;
4. To the best of our knowledge and belief, no transactions entered into by the Company during the year are fraudulent, illegal or violative of the Company's code of conduct;
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the Company's disclosure, controls and procedures; and
   d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed based on our most recent evaluation, wherever applicable, to the Company's auditors and the audit committee of the Company's Board of Directors (and persons performing the equivalent functions):
   a) all deficiencies in the design or operation of internal controls, which could adversely affect the Company's ability to record, process, summarize and report financial data, and have identified for the Company's auditors, any material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies;
   b) significant changes in internal controls during the year covered by this report;
   c) all significant changes in accounting policies during the year, if any, and that the same have been disclosed in the notes to the financial statements; and
   d) instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal controls system.
7. In the event of any materially significant misstatements or omissions, we will return to the Company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors, as decided by the audit committee;
8. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to 'whistleblowers' from unfair termination and other unfair or prejudicial employment practices; and
9. We further declare that all Board members and senior managerial personnel have affirmed compliance with the code of conduct for the current year.

S. Gopalakrishnan
Chief Executive Officer and Managing Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2008

Directors' report

To the members,

We are delighted to present the report on our business and operations for the year ended March 31, 2008.

1. Results of operations

in Rs. crore, except per share data

	2008	2007
Income from software services and products	15,648	13,149
Software development expenses	8,876	7,278
Gross profit	6,772	5,871
Selling and marketing expenses	730	719
General and administration expenses	1,079	927
Operating profit before interest and depreciation	4,963	4,225
Interest	–	–
Depreciation	546	469
Operating profit before tax and exceptional items	4,417	3,756
Other income, net	683	375
Provision for investments	–	2
Net profit before tax and exceptional items	5,100	4,129
Provision for taxation[1]	630	352
Net profit after tax and before exceptional items	4,470	3,777
Income on sale of investments, net of taxes	–	6
Net profit after tax and exceptional items	4,470	3,783
Profit & loss account balance brought forward	4,844	2,195
Less: Residual dividend paid	–	4
Dividend tax on the above	–	1
Amount available for appropriation	9,314	5,973
Dividend		
Interim	343	278
Final	415	371
Special dividend	1,144	–
Total dividend	1,902	649
Dividend tax	323	102
Amount transferred to general reserve	447	378
Balance in profit and loss account	6,642	4,844
EPS[2] before exceptional items		
Basic	78.24	67.82
Diluted	77.98	66.33
EPS[2] after exceptional items		
Basic	78.24	67.93
Diluted	77.98	66.44

Note: 1 crore equals 10 million

(1) Includes tax reversal of Rs. 121 crore and Rs. 125 crore for fiscal 2008 and 2007 respectively

(2) Equity shares are of par value of Rs. 5/- each

2. Business

Total income increased to Rs. 15,648 crore from Rs. 13,149 crore in the previous year, at a growth rate of 19%. Our software export revenues aggregated Rs. 15,429 crore, up by 19% from Rs. 12,935 crore in the previous year. Of these, 63.1% of the revenues came from North America, 26.9% from Europe, and 8.6% from the rest of the world. The revenue from Europe increased from Rs. 3,393 crore to Rs. 4,207 crore, with a growth rate of 24% which is higher than the other regions. The share of fixed-price component of the business was 33%, compared to 28% during the previous year. Blended revenue productivity, in dollar terms, increased by 5.3% during the year.

The gross profit amounted to Rs. 6,772 crore (43.3% of revenue) as against Rs. 5,871 crore (44.6% of revenue) in the previous year. The onsite revenues decreased from 51.7% in the previous year to 50.9%. The onsite person-months comprised 29.8% of the total billed efforts, compared to 30.1% during the previous year. The operating profit amounted to Rs. 4,963 crore (31.7% of revenue) as against Rs. 4,225 crore (32.1% of revenue) in the previous year. Sales and marketing costs were 4.7% and 5.5% of our revenue during the year ended March 31, 2008 and 2007. General and administration expenses decreased from 7% in the previous year to 6.9%. We continue to reap the benefits of economies of scale. The net profit after tax and exceptional item was Rs. 4,470 crore (28.6% of revenue) as against Rs. 3,783 crore (28.8% of revenue) in the previous year. The net profit for the year included a tax reversal of Rs. 121 crore (previous year Rs. 125 crore). The tax provisions were reversed as it was no longer required in various overseas jurisdictions.

We seek long-term partnerships with clients while addressing their various IT requirements. Our customer-centric approach has resulted in high levels of client satisfaction. We derived 97% of our revenues from repeat business (i.e. a client who also contributed to revenues during the previous fiscal year). We added 170 new clients, with a substantial number of large global corporations. The total client base at the end of the year stood at 538. Further, we have 310 million-dollar clients (275 in the previous year), 141 five-million-dollar clients (107), 89 ten-million-dollar clients (71), 18 fifty-million-dollar clients (12), and 6 hundred-million-dollar clients (3). During the year, one of our clients contributed more than $300 million of revenues.

We added 45.12 lakh sq. ft. of physical infrastructure space. The total available space now stands at 164.77 lakh sq. ft. The number of marketing offices as of March 31, 2008 was 47.

3. Subsidiaries

We have five subsidiaries: Infosys BPO Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (China) Company Limited, Infosys Consulting, Inc. and Infosys Technologies S. de R. L. de C. V. and five step-down subsidiaries: Infosys BPO S.R.O., Pan Financial Shared Services India Private Limited, P-Financial Services Holdings B. V., Infosys BPO (Poland) Sp. Z.o.o, and Infosys BPO (Thailand) Limited.

Infosys BPO Limited (IBPO)

Infosys BPO Limited (formerly Progeon Limited) was incorporated in April 2002, in India, to address opportunities in business process management. As of March 31, 2008, we hold 99.98% of the equity share capital and voting power of Infosys BPO. During the year, Infosys BPO serviced 72 clients, added 5 clients, and generated Rs. 937 crore in consolidated revenue, with a net profit of Rs. 153 crore. The employee strength as on March 31, 2008 was 16,295. Our total investment in Infosys BPO as of March 31, 2008 was Rs. 659 crore.

During the year, IBPO concluded a sale and purchase agreement with Koninklijke Philips Electronics N.V. (Philips) by means of which it made a 100% investment in the share capital amounting Rs. 107 crore in P-Financial Services Holding B.V., the Netherlands entity (Holding Company). This acquisition will help IBPO in acquiring domain skill sets in the finance and administration space, as well as enhance its global presence with centers in Thailand and Poland.

Infosys Technologies (Australia) Pty. Limited

In January 2004, we acquired, for cash, 100% of the equity in Expert Information Services Pty. Limited, Australia, for US $24.3 million (Rs. 66 crore). The acquired company was renamed Infosys Technologies (Australia) Pty. Limited. During the year, Infosys Technologies (Australia) Pty. Limited serviced 49 clients and generated Rs. 556 crore in revenue, with a net profit of Rs. 101 crore. The employee strength as on March 31, 2008 was 363.

Infosys Technologies (China) Company Limited

Infosys Technologies (China) Company Limited (Infosys China) is a wholly-owned subsidiary and was formed to expand our business operations in China. We have invested US $10 million (Rs. 46 crore) of capital in Infosys China and advanced a loan of US $8 million (Rs. 32 crore) as of March 31, 2008. During the year, Infosys China serviced 59 clients, and generated a revenue of Rs. 77 crore, with a net loss of Rs. 7 crore. The employee strength as on March 31, 2008 was 699.

Infosys Consulting, Inc.

In April 2004, we established Infosys Consulting, Inc., a wholly-owned subsidiary, in Texas, U.S., to add high-end consulting capabilities to our Global Delivery Model. The Board had approved an investment of up to US $75 million in the share capital of Infosys Consulting, Inc. We have invested US $40 million (Rs. 171 crore) as of March 31, 2008. During the year, Infosys Consulting serviced 90 clients, and generated a revenue of Rs. 246 crore, with a net loss of Rs. 51 crore. The employee strength as on March 31, 2008 was 265.

Infosys Technologies S. de R. L. de C. V.

During the year, we established our first Latin American subsidiary, and opened a development center and office for the region in Monterrey, Mexico. The subsidiary, Infosys Technologies S. de R. L. de C. V., provides our complete range of business consulting and information technology services for clients in all industries including banking, financial services, retail, consumer packaged goods, resource, energy and utilities. The center provides key offerings in business process outsourcing, infrastructure management and packaged solutions implementation. The Board has approved an investment of up to Mexican Pesos 59.9 million. During the year, Infosys Mexico serviced six clients, and generated a revenue of Rs. 3 crore, with a net loss of Rs. 7 crore. The employee strength as on March 31, 2008 was 75. Our investment in the subsidiary as of March 31, 2008 was Rs. 22 crore.

4. Finacle®

Finacle®, our universal banking solution, helps banks win in the flat world by enabling them to shift their strategic and operational priorities. It maximizes their opportunities for growth while minimizing the risks that come with large-scale business transformation. This modular solution addresses the core banking, treasury, wealth management, consumer and corporate e-banking, mobile banking and web-based cash management requirements of universal, retail and corporate banks worldwide. We recently released Finacle® version 10, which brings a whole new set of offerings including Islamic banking, wealth management and enhanced mobile banking solutions.

Finacle® currently powers 109 banks across 60 countries, helping them serve over 20,000 branches, 160 million customers, 230 million accounts, and 1,50,000 concurrent users, supporting over 69 million peak banking transactions per day spread across multiple installations. Independent reports by renowned research firms have positioned Finacle® among the leaders in the global evaluation of retail core banking solution vendors. Finacle® has also emerged as one of the most scalable core banking solutions in the world by achieving an unparalleled performance benchmark of 104 million effective transactions per hour (29,010 ETPS).

5. Quality

We continue to invest and reap benefits through quality initiatives. In August 2007, Infosys China was appraised at Level 5 of the latest CMMI model, v1.2. It is the first company in China to hold this certification.

Apart from continued focus and surveillance audits in ISO certifications such as ISO 9001-TickIT, ISO 27000, AS 9100, etc., our quality department manages key process improvement initiatives. Our quality initiatives are aligned to business goals of units through the balanced scorecard approach.

Some of the key process improvement initiatives are:

- IPM+, an integrated project management suite, to improve project and program management
- Enhanced focus on tools and reuse to improve productivity
- BrITe (Business results impact @ Infosys Technologies), an innovative methodology that uniquely blends IT-specific Six Sigma approach with statistical predictive modeling and Lean principles to address diverse business critical parameters. We have a trademark for this improvement methodology.
- The iSOP (Infosys Scaling Outstanding Performance) program to evaluate and identify improvements in units using the Baldrige model
- Metrics-based models to evaluate quality of object-oriented design
- PRIMA awards, a quarterly recognition program for execution excellence. The PRIMA framework has helped to manage and improve excellence.

6. Software Engineering and Technology Labs

The Software Engineering and Technology Labs (SETLabs) at Infosys is the center for applied technology research in software engineering and enterprise technology. SETLabs leverages emerging technologies for improving engineering effectiveness and developing client-focused business solutions. During the year, SETLabs built several solutions, frameworks, tools and methodologies in the areas of software engineering, high performance and grid computing, convergence technologies, information management, Web 2.0 and knowledge engineering.

During the year, more than 100 articles were published by SETLabs researchers in leading journals, magazines and conference proceedings. *SETLabs Briefings* published three industry-specific issues related to insurance, banking and capital markets, and energy verticals, in addition to its regular issues. A special issue on testing was also published. SETLabs conducted 24 Innovation Workshops with customers from the US and Australia, to identify research collaboration possibilities. SETLabs collaborated with leading national and international universities such as the Indian Institute of Information Technology, Hyderabad, Purdue University, University of Southern California, and Queensland University of Technology. Researchers from BT Group PLC and SETLabs will also collaborate on research and innovation. A Memorandum of Understanding (MoU) has been signed to this effect.

We currently have two issued patents granted by the US Patent and Trademark Office. An aggregate of 119 patent applications are pending in the US Patent and Trademark Office and Indian Patent Office.

7. Reorganization

During the year, we reorganized our business units in anticipation of changes in the global IT industry and to differentiate vis-à-vis our competitors. The reorganization, effective November 2007, will help us to enhance the "One Infy" experience and will, in turn, deepen our transformational capabilities. The restructuring will also help us to broaden our customer base and strengthen our current portfolio through scale benefits. The new opportunities will leverage the strengths of our next-generation of leaders.

Highlights

- Six vertical Industry Business Units (IBUs) and five Horizontal Business Units (HBUs) that cut across all verticals
- The European business divided into industry verticals, and integrated within the IBUs
- The New Growth Engines (NGE) unit formed to expand business in Australia, China, Japan, Middle East, Canada, South America and Latin America
- India Business Unit formed to focus on India and tap the growing domestic market

- Increased focus on delivery excellence
- Consolidated consulting skills
- Consolidated sales and marketing functions

Executive Council

As part of the re-organization, an Executive Council (EC), chaired by the CEO, consisting of the COO, CFO, executive board members and select unit heads, was constituted, to leverage the strengths of our next generation of leaders.

The responsibilities of the EC members include participation in the formulation of business strategy with the Board, framing policy for strategy deployment, ensuring management and operational supervision, and enabling risk mitigation strategies.

8. Branding

During the year, we received the Diamond Award for the best global brand campaign in the category of Sharpening Brand and Competitive Differentiation from the IT Services Marketing Association (ITSMA).

We got extensive coverage in leading global print, electronic and digital media. *Time* magazine commented on our professionalism with the headline "Meritocracy is the model." *Newsweek* referred to us as a "Titan of globalization." *BusinessWeek*, *The Independent*, *The Guardian*, *Financial Times*, BBC World, CNBC and CNN covered Infosys during the year. We were also featured on leading online business and technology destinations like www.cio.com, www.businessweek.com and www.forbes.com. CNBC promoted the Infosys brand on its channels across the US, Europe and Asia as a sponsor of the "Who's in charge?" debate and as the host of the 2020: Future By Design breakfast at Davos.

Our employees continued to demonstrate thought leadership and domain expertise with papers in leading industry publications like *Bank Accounting & Finance* ("The Subprime Mortgage Market: Current State and the Road Ahead"), *Wall Street & Technology* ("Corporate Actions Outsourcing Utilizing a SaaS Model") and *Manufacturing Business Technology* ("Win in the flat world: Apply Lean principles across the IT organization").

We were recognized as a leader by leading analyst firms for many of our offerings. A leading analyst firm ranked us as a leader in global IT infrastructure outsourcing, SAP implementation providers and Oracle implementation providers. We also figured as a leader for North America and Europe Offshore Application Services. Infosys BPO was ranked amongst the top six comprehensive FAO service providers by a leading analyst firm.

We were the key sponsor of many flagship events including Sapphire and Oracle Open World. Our executives were invited speakers at leading C-level conclaves like India Economic Summit, Fortune CEO Summit and World Economic Forum.

We have leveraged Web 2.0 technologies for effective online branding. Our blogs ran on www.economist.com, our videos run on YouTube and the investor section of our website was voted as the winner in the 'Best Investor Relations Website' and 'Best Corporate Governance' categories in Asia Pacific and Africa by MZ Consult NY LLC, in the 2008 investor relations global rankings. We also launched our own intranet-based TV channel, Infy TV, for internal communication and branding.

Infosys Foundation is sponsoring the ACM (Association for Computing Machinery) Award through an endowment. The ACM-Infosys Foundation Award in the Computing Sciences recognizes personal contributions by young scientists and system developers to a contemporary innovation that, through its depth, fundamental impact and broad implications, exemplifies the greatest achievements in the discipline. The award carries a cash prize of US $1,50,000.

We also instituted a Rs. 1 million Infosys Mathematics Award jointly with the National Institute of Advanced Studies in order to encourage research in mathematics and sciences.

9. Awards

These are some of the awards that we received during the financial year 2007-08:

- Award for best investor relations by an APAC company in the US market at IR Magazine US Awards 2008
- ICAI judged the Infosys Annual Report 2007 as the best in the Information Technology, Communication and Entertainment Enterprises category
- The International Association of Outsourcing Professionals (IAOP) named Infosys in its 2008 Global Outsourcing 100
- Best Investor Relations Website and Company with Best Corporate Governance Practices in Investor Relations (IR) Global Rankings 2008 in APAC categories
- Voted the New Age Employer of Choice in 2007 in a poll conducted by CNBC-TV18, CNBC Awaaz and Moneycontrol.com
- We moved up to No. 14 on FinTech 100, an international annual listing of the top 100 global application and service providers to the financial services industry
- Named Best Outsourcing Partner in *Waters* Readers' Survey
- Named a leader in Global IT Infrastructure Outsourcing
- NASSCOM-*India Today* Woman Corporate Award for excellence in gender inclusivity
- Global MAKE award for the fourth year
- *Fortune's* Top 10 Companies for Leaders
- Bloom Group named Infosys.com as a prospect-friendly website
- The Reputation Institute named Infosys, a globally respected company
- Dun & Bradstreet's Top Indian IT Companies 2007
- LACP Silver Award for Infosys Annual Report
- 2007 Optimas Award in the Global Outlook category

Our customers and market influencers also commended our service excellence and delivery efficiency during the year:

- The 2007 Boeing Performance Excellence Award (BPEA) from The Boeing Company for a 12-month gold-level performance
- Named Royal Bank of Scotland Group's 2007 Best Technology Supplier
- Two Partner in Progress awards from Sears Holdings Corporation
- DaimlerChrysler's IPS Supplier of the Year 2006
- Named Sainsbury's 2006 IT Supplier of the Year

10. Development centers

During the year, we incurred capital expenditure aggregating Rs. 1,181 crore on physical infrastructure, (Rs. 1,194 crore during the previous year), and another Rs. 189 crore on technological infrastructure, (Rs. 249 crore in the previous year). In all, Rs. 1,370 crore has been invested, as against (Rs. 1,443 crore in the previous year).

As of March 31, 2008, in India, we had 164.77 lakh sq. ft. of space with 77,754 seats, and an additional 83.63 lakh sq. ft. under construction that would provide 26,881 seats.

11. Liquidity

We continue to be debt-free, and maintain sufficient cash to meet our strategic objectives. Liquidity in the balance sheet needs to balance between earning adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During fiscal 2008, internal cash flows have more than adequately covered working capital requirements, capital expenditure, investment in subsidiaries and dividend payments, leaving a surplus of Rs. 2,079 crore. As on March 31, 2008, we had liquid assets of Rs. 7,689 crore as against

Rs. 5,610 crore at the previous year-end. These funds have been invested in deposits with banks and highly-rated financial institutions.

12. Increase in share capital

During the year, we issued 7,85,896 shares on the exercise of stock options under the 1998 and 1999 employee stock option plans. Due to this, the outstanding issued, subscribed and paid-up equity share capital increased from 57,12,09,862 shares to 57,19,95,758 shares as of March 31, 2008.

13. Appropriations

Dividend

In October 2007, we paid an interim dividend of Rs. 6/- per share (120% on par value of Rs. 5/-). We recommend a final dividend of Rs. 7.25 per share (145% on par value of Rs. 5/- per share) and a special dividend of Rs. 20/- per share (400% on par value of Rs. 5/- each).

We recommended the special dividend on crossing a significant milestone of reaching US $1 billion in net profits.

The total dividend amount is Rs. 1,902 crore, as against Rs. 649 crore for the previous year. Dividend (including dividend tax) as a percentage of profit after tax is 49.8% (19.8% excluding the special dividend) as compared to 19.9% in the previous year.

The register of members and share transfer books will remain closed from May 31, 2008 to June 14, 2008, both days inclusive. Our Annual General Meeting has been scheduled for June 14, 2008.

Transfer to reserves

We propose to transfer Rs. 447 crore to the general reserve. An amount of Rs. 6,642 crore is proposed to be retained in the profit and loss account.

14. Dividend policy

Our current financial policy is to pay dividends up to 20% of net profits.

The Board reviewed the policy, and considering the need to balance the cash required in the business with that of enhancing returns to shareholders, decided to increase the dividend payout ratio up to 30% of net profits effective fiscal 2009.

15. Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and abroad. We have undergone the corporate governance audit by ICRA and CRISIL. ICRA has rated our corporate governance practices at CGR 1. CRISIL has assigned CRISIL GVC Level 1 rating to us.

We have complied with the recommendations of the Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal year 2008, the compliance report is provided in the *Corporate governance report* section of this Annual Report. The auditors' certificate on compliance with the mandatory recommendations of the committee is annexed to this report.

We have documented our internal policies on corporate governance. In line with the committee's recommendations, the *Management's discussion and analysis* of the financial position of the Company is provided in this Annual Report and is incorporated here by reference.

We continue our practice of providing a report on our compliance with the corporate governance requirements of six countries, in their national languages, for the benefit of our shareholders in those countries.

During the year, we continued to fully comply with the US Sarbanes-Oxley Act of 2002. Several aspects of the Act such as the Disclosure Committee Requirements, Whistleblower Policy, and Code of Conduct for Senior Officers and Executives have already been instituted.

16. Additional information to shareholders

We continue to provide additional information in the form of intangible assets score sheet, human resources accounting and value-added statement.

We used to report the "Current cost adjusted financial statements" as an additional information to the shareholder, using the methodology prescribed by the Guidance Note on Accounting for Changing Prices issued by the Institute of Chartered Accountants of India which is similar to IAS 29 issued by the International Accounting Standards Committee (IAS). Recently, the International Practices Task Force (IPTF) appointed by the AICPA's Center for Audit Quality had identified certain hyper-inflationary economies for which this standard is applicable. IPTF's criteria for identifying hyper-inflationary economies is similar to that of IAS 29, Financial Reporting in Hyper-inflationary Economies. Since, this standard is applicable only to identified hyper-inflationery economies, we do not consider it relevant to continue publishing this report and the same has been discontinued starting this fiscal year.

During the year, NASDAQ modified its rules relating to dispatch of annual reports to ADR holders. Under the amended rules, a company can host the annual report on its website, in lieu of physical distribution. We have decided to adopt this rule and accordingly have made the annual report and the filing with the US Securities and Exchange Commission (SEC) in Form 20-F available on our website www.infosys.com. However, a physical copy will be made available to shareholders on request.

Consequent to this, we are not circulating the Form 20-F filing with SEC to our shareholders in India, but the same would be made available to shareholders on request. However, the extract of the audited balance sheet and income statement as per US GAAP is provided in the Annual Report.

The International Financial Reporting Standards (IFRS) are gaining the attention of companies, regulators and investing communities across the globe. Many countries have adopted IFRS and some of them, including India, are in the process of adopting the same. Recently, SEC permitted Foreign Private Issuers to file financial statements in accordance with IFRS without any reconciliation with US GAAP. SEC is in the process of announcing a framework and rules for adoption of IFRS by domestic companies in the US.

Currently, we report our financials under both Indian and US GAAP. We also report in substantial compliance with the GAAP of six countries namely – Australia, Japan, UK, France, Germany and Canada. We have evaluated the requirements of IFRS and believe that we are fully prepared to adopt IFRS. However, we will await the issuance of final framework and rules for adoption of IFRS by domestic companies by SEC before we adopt the same. In the interim, we have provided the balance sheet and income statement in substantial compliance with IFRS in the Annual Report.

17. Particulars under Section 212 of the Companies Act

As per Section 212 of the Companies Act, 1956, we are required to attach the directors' report, balance sheet, and profit and loss account of our subsidiaries. We had applied to the Government of India for an exemption from such an attachment as we present the audited consolidated financial statements in the Annual Report. We believe that the consolidated accounts present a full and fair picture of the state of affairs and the financial condition, and are accepted globally. The Government of India has granted us exemption from complying with Section 212. Accordingly, the Annual Report does not contain the financial statements of these subsidiaries. We will make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our investors. These documents will also be available for inspection during business hours at our registered office in Bangalore, India.

18. Particulars of employees

As required under the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of employees are set out in the annexure to this report. The Department of Company

Affairs has amended the Companies (Particulars of Employees) Rules, 1975 to the effect that particulars of employees of companies engaged in the information technology sector posted and working outside India, not being directors or their relatives, drawing more than Rs. 24 lakh per financial year or Rs. 2 lakh per month, as the case may be, need not be included in the statement. Accordingly, the statement included in this report does not contain the particulars of employees who are posted and working outside India.

19. Directors

As per Article 122 of the Articles of Association, Claude Smadja, Sridar A. Iyengar, Nandan M. Nilekani, K. Dinesh and Srinath Batni retire by rotation in the forthcoming Annual General Meeting. All of them, being eligible, offer themselves for re-appointment.

20. Responsibility statement of the Board

The directors' responsibility statement, setting out the compliance with the accounting and financial reporting requirements specified under Section 217 (2AA) of the Companies Act, 1956, in respect of the financial statements, is annexed to this report.

21. Auditors

The auditors, M/s. BSR & Co. Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

22. Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the balance sheet date.

23. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are set out in the annexure to this report.

24. Human resource management

Employees are vital to the Company. We have created a favorable work environment that encourages innovation and meritocracy. We have also set up a scalable recruitment and human resources management process, which enables us to attract and retain high caliber employees. We added 13,659 (net) and 22,671 (gross) employees, taking the total strength to 73,490 (net) up from 59,831 at the end of the previous year. Our attrition rate stands at 13.4% compared to 13.7% for the previous year. Attrition, excluding involuntary separations, stood at 12.1% compared to 12.2% in the previous year. Over the last year, 8,85,035 people applied to us for employment and we continue to remain an employer of choice in our industry.

25. Sustainability initiatives

Sustainability to us means measuring success by how much wealth we create responsibly for our customers, employees, the society in which we operate and all our other stakeholders. This commitment is embedded in the setting up of a Sustainability Executive Council to promote our efforts and help the business units view operations in that context. We believe in creating sustainable frameworks with academia, NGOs, non-profit organizations, and civil and trade bodies to reach out to communities as well as help create policies with the government.

Enabling work environment

A good workplace, as we define it, balances our commitment to the health and safety of employees while reducing the environmental impact.

- Our commitment to Health, Safety and Environment (HSE) is deployed through Project Ozone, a comprehensive HSE management system initiated in 2003. Our goals in the medium term include reducing the consumption of water, power and paper by 25% and carbon emissions by 10%. We plan to become carbon neutral in the next two years by managing and reducing carbon emissions, reducing carbon intensity by purchasing green energy, and creating carbon sinks.
- Our Health Assessment and Lifestyle Enrichment (HALE) initiative, focuses on enhancing the emotional value-add of our employees, by optimizing their health, quality of life and work environment. We have created world-class gymnasiums, swimming pools, aerobics centers, tennis courts, etc. This year, HALE conducted 52 events related to health and wellness in which 13,200 employees participated. All employees are covered by health insurance, while contractual employees benefit from subsidized annual medical check-ups.

Enabling employees

- *Diversity and inclusion:* As a global organization, diversity enables us to build confidence and trust in the minds of customers and employees. Our employees belong to 70 nationalities. We have recruited 239 disabled employees. To attract the most competitive talent, we offer an inclusive work environment. Our principle is to de-emphasize the differences and celebrate commonality. We have set up a Diversity Office guided by a Diversity Council comprising members from across the Infosys Group. We have created support systems and programs for employees, especially working mothers, the disabled and employees of different nationalities. We have also introduced diversity dashboards, an inclusivity index and a 360 degree feedback mechanism for managers to ensure that all employees are aware of their accountability to diversity and inclusion.
- *Employee education:* We are committed to equipping employees with skills that will help their career and personal growth.
  - Our Education and Research (E&R) department offers technical and project management training to employees. Through the foundation program, all entry-level employees are trained at the Global Education Center in Mysore. It amounted to 6,13,738 training person days. On the role-based training front, employees opted for both classroom as well as e-learning courses on technical and project management skills, leading to 37,710 training person days. About 27,604 employees completed their technical competency certification program this year. We piloted the internship program for India-based, final-year Computer Science students this year. So far, 243 interns from 33 premier colleges have joined the program. During the year, E&R won the ASTD (American Society for Training and Development) BEST award.
  - *Infosys Leadership Institute (ILI):* ILI caters to employees' needs in the areas of behavioral and leadership skills and supports personal development through systematic processes. ILI's efforts resulted in 1,80,019 training person-days this year.
  - *Project Management Center of Excellence (PMCoE):* PMCoE focuses on enhancing the project management competencies of our employees through multiple interventions. To date, PMCoE has trained over 2,800 managers in professional project management framework. We have over 1,800 managers / senior managers certified as Project Management Professionals from PMI, USA. PMCoE will help the business through continuous improvements on consultancy capability, mentoring structures, training modules and best practices.
  - *ES Academy:* The Academy trained 1,400 MBA graduates (functional consultants) in domain, technology, project management and quality processes, and leadership. During the year, 4,000 software engineers were trained in domain and business processes. It also provides technical and domain certifications that are benchmarked with world-class academic certifications. Since 2005, the Academy has

certified 16,000 employees. It continues to collaborate with external educational units like Oracle University and Seibel University, in order to leverage their knowledge-base for our functional and technical consultants. Besides the internal education programs, we fund higher education programs for employees who wish to pursue degrees such as MBA, MCA, MS, CFA, etc. Since 2005, we have sponsored the education of about 280 employees.

- *Knowledge Management (KM):* The KM initiative was formally launched at Infosys China during the year. We maintain our successful run with new methodologies for knowledge sharing and adoption. Knowledge blogs and customized wiki solutions are rolled out to employee communities to help them foster collaborative networks for speedier and smart project execution. Our central knowledge repository saw significant growth in volumes and quality this year with more than 30,000 knowledge assets, complemented by half as many documents distilled from projects and process-mandated artifacts. In addition, other KM systems host around 90,000 knowledge interactions and are archived.

Empowering society

Since inception in 1981, we have created multiple frameworks for corporate governance, education, infrastructure and inclusive growth. We believe that corporations must reach out to the society and help by improving the quality of education and healthcare through various community development programs. Our Corporate Social Responsibility (CSR) activities are carried out at four different levels:

- Global initiatives to develop human capital by creating sustainable frameworks with educational institutes for training students and faculty
- The Infosys Foundation has a dedicated team to reach out to the underprivileged and enrich their lives
- At the Board level, members lead by example by participating in the advisory councils of NGOs and civil bodies, and donating their time, money and effort to various causes
- At the employee level, location-wise CSR teams address local requirements

Our five key CSR themes are education, healthcare, art and culture, rural upliftment and inclusive growth. We identify partners and beneficiaries based on their goals, credibility, performance and alignment to our vision and values. The initiatives in education, inclusive growth and pro bono engagements are detailed here, while initiatives on healthcare, art and culture, and rural upliftment are detailed in our report on Infosys Foundation.

Education

- Primary level initiatives
  - We are a key sponsor of the *Akshaya Patra* foundation which provides unlimited free meals for economically-disadvantaged school students. We assist 80,000 children across India through this meal scheme.
  - We have set up more than 15,000 libraries and are also actively involved in constructing classrooms, renovating old school buildings, donating school equipment, conducting career counseling and providing scholarships to students
- Secondary level initiatives
  - Catch Them Young (CTY), our initiative to motivate school students to dream big and aim high, has benefitted around 6,390 students since 2005
  - Computers@Classrooms initiative donated 1,803 computers to schools and NGOs to promote computer awareness
- Tertiary level initiatives:
  - We have collaborated with 1,309 colleges in India and abroad, and trained 4,200 teachers and 87,424 students since 2005.
  - Campus Connect, our high impact and largest academic initiative, was started in 2004. It focuses on preparing industry-ready IT professionals by aligning skills of engineering students with industry needs. There are 490 colleges currently partnering with us and together we have enabled 25,521 students (with 15,000 in the pipeline) during the year.
  - Project Genesis is aimed at aligning the teaching methodology and course-curriculum at graduate schools to the BPO industry's needs, especially in smaller towns, to improve the students' employability. About 798 teachers and 22,619 students from 389 colleges were benefitted this year. The number of students who benefited from this program increased by almost 200%.
  - InStep, our global internship program, attracts students from the best academic institutions around the world to work on live and organizationally relevant projects. The 80+ colleges include Stanford, Oxford, Cornell, Purdue, Harvard and others from Spain, Italy, Denmark, Norway, Chile, Colombia and Israel. We receive, on an average, 12,000 applications and select 100+ students every year.
  - Infosys Fellowship Program, instituted at 12 premier academic institutions in India, supports research leading to a Ph.D
  - Through Industry Academia Partnership (IAP), Infosys BPO works on aligning course curriculum with industry requirements. As part of the program, we provide summer internships for final-year students and offer employment based on performance. Since its inception in 2007, IAP has covered 17 colleges, enabling 714 students. A knowledge center in Rajasthan is currently being set up.
  - Academic Entente (AcE) is a strategic initiative in which our employees collaborate with faculty from leading universities like Harvard, Stanford and Tuck School of Business, to publish case studies on innovation and consulting. Our employees participate in industry-academia conferences and guest lectures at prestigious forums, such as the Balanced Scorecard Hall of Fame. Student groups and faculty members also visit our campuses.
  - Every year, we train students from countries at the nascent stage of developing knowledge workers such as Thailand, Panama, China, Malaysia and Mauritius. While the travel costs are borne by the respective governments, we fund their training and accommodation. We have trained 560 students since 2005. In Australia, we promote tertiary education by providing student scholarships.

Inclusive growth

- We have recruited 239 disabled people for our Infosys BPO operations, making us the biggest employer of the disabled in the Indian IT industry. Through the disability initiative, we help the selected employees gain relevant competencies for the ITeS industry and enable our managers to create an inclusive work environment. Our goal is to increase the number of disabled employees to at least 2% of our workforce in ITeS.
- Infosys Women's Inclusivity Network (IWIN), our gender inclusive program, was initiated in 2003. IWIN works with bodies like NASSCOM to create frameworks and research on gender inclusion. Women employees constitute 31% of our workforce today. This year, to mark International Women's Day, we launched SPARK, a unique two-day event for women students in their fourth-sixth semester from engineering colleges across India. The event witnessed the participation of 420 colleges.
- Special Training Program (STP), aims at enabling students from rural areas to join the IT / ITeS industry, and has so far benefitted 479 students.

In addition, 60% of our development centers in India are located in Tier 2 and 3 cities. This infrastructure policy has created employment for 30,632 employees and the planned expansion will facilitate an additional 21,000 employees in these locations. It has further facilitated business / employment for the local community.

We continue to take up pro bono engagements with both Indian and global bodies. We are partnering with Expand, a non-profit international development organization, to develop an information and communication technology (ICT)-enabled application that would minimize inventory requirements, reduce waste, and allow retailers and farmers to be better integrated.

Infosys Young Indians (INFYi), the first corporate chapter of Confederation of Indian Industry (CII), aims to provide a platform for social entrepreneurs by undertaking activities in economy, education, environment, healthcare and youth affairs. Currently, more than 50 young Infoscions are working on a set of social entrepreneurship ideas.

We constantly monitor the progress of initiatives. On the education front, we conduct periodic reviews with academia partners. The success is measured by the annual increase in the number of students and teachers who volunteer to get trained. For example, the Special Training program conducted at IIIT-B for socially and economically underprivileged, resulted in close to 100% placements this year.

Further details on our sustainability initiatives will be available in the sustainability report to be published on our website www.infosys.com in the near future.

26. Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. The details of options granted under the 1998 Stock Option Plan (the 1998 Plan) and the 1999 Stock Option Plan (the 1999 Plan) are given in the table.

	1998 Plan	1999 Plan
Total grants authorized by the plan (No.)	1,17,60,000 ADS	5,28,00,000 shares
Pricing formula on date of grant	Not less than 90% of fair market value	Fair market value
Variation in terms	NA	NA
Ratio of ADS to equity shares	1 ADS = 1 equity share	NA
Options granted during the year (No.)	–	–
Weighted average price per option granted (Rs.)	NA	NA
Options vested as of March 31, 2008 (No.)	15,30,447	10,89,041
Options exercised during the year (No.)	5,00,465	2,85,431
Money raised on exercise of options (Rs. crore)	40	18
Options forfeited and lapsed during the year (No.)	53,212	1,17,716
Total number of options in force at the end of the year (No.)	15,30,447	14,94,693
Grant to senior management	–	–
Employees receiving 5%+ of the total number of options granted during the year	–	–
Employees granted options equal to or exceeding 1% of the issued capital	–	–
Diluted EPS on issue of shares on exercise calculated in accordance with AS 20	Rs. 77.98	Rs. 77.98

The Securities and Exchange Board of India (SEBI) has issued the (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period. Our 1994 option plan came to an end in fiscal 2000.

We have the 1998 stock option plan and 1999 stock option plan, where the options are issued to the employees at an exercise price not less than the fair market value. If the compensation cost on account of stock options granted after June 30, 2003 (as required by the amendment effective June 30, 2003) under 1998 and 1999 plans was computed using the fair value method, our compensation cost would have been higher by Rs. 13 crore and Rs. 1 crore and our profit would hence be less by Rs. 13 crore and Rs. 1 crore for fiscal 2008 and 2007 respectively. The impact on EPS for fiscal 2008 and 2007 would be Rs. 0.23 and Rs. 0.02 respectively.

During fiscal 2008 and 2007, stock options under the 1998 Plan have not been granted, hence the weighted average fair values of grant during these years are nil.

During fiscal 2008, stock options under the 1999 Plan have not been granted and hence the weighted average fair values of grant during fiscal 2008 is nil.

During fiscal 2007, we granted 6,38,761 options under the 1999 Plan with a weighted average fair value of Rs. 582 per option.

	2008		2007	
	No. of options	Weighted average exercise price	No. of options	Weighted average exercise price
1998 Plan				
Outstanding at the beginning of the year	20,84,124	900	45,46,480	908
Forfeited	(53,212)	2,050	(1,71,143)	1,845
Exercised	(5,00,465)	775	(22,91,213)	860
Outstanding at the end of the year	15,30,447	813	20,84,124	900
Vested at the end of the year	15,30,447	813	20,84,124	900
1999 Plan				
Outstanding at the beginning of the year	18,97,840	1,121	1,91,79,074	575
Granted	–	–	6,38,761	2,121
Forfeited	(1,17,716)	1,167	(1,11,306)	552
Exercised	(2,85,431)	634	(1,78,08,689)	572
Outstanding at the end of the year	14,94,693	1,163	18,97,840	1,121
Vested at the end of the year	10,89,041	593	12,59,079	613

Acknowledgments

We thank our customers, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the Governments of various countries where we have operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Customs and Excise Departments, the Income Tax Department, the Software Technology Parks – Bangalore, Chennai, Chandigarh, Hyderabad, Jaipur, Mysore, Pune, Bhubaneswar, Mangalore, Thiruvananthapuram and New Delhi – the Ministry of Commerce, the Ministry of Finance, the Reserve Bank of India, the state governments, and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

S. Gopalakrishnan	S. D. Shibulal
Chief Executive Officer and Managing Director	*Chief Operating Officer and Director*

Bangalore
April 15, 2008

Annexure to the directors' report

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

Conservation of energy

We have a focused strategy to optimize energy consumption. We purchase PCs and laptops that meet environmental standards, replace old hardware with more energy-efficient hardware, and are decreasing the amount of equipment to further reduce our energy consumption. We are also considering a global, socially and environmentally responsible disposal process for our equipment. Our technology refresh cycles are planned to be directly associated with performance and energy efficiency of the systems. We are consolidating systems to reduce the hardware footprint and thereby reduce energy consumption in terms of cooling and power. We have recently consolidated about 185 individual file servers across the world into 33 Network Attached Storage (NAS) infrastructure, with higher capacities. This also means that we will not be adding file servers into environments and just add disks into these NAS infrastructure for provisioning storage. In the long term, this is a sustainable mode of conserving power and cooling, apart from other costs and efforts.

Our upcoming buildings will be Gold rated from LEED, the certification for energy efficiency of buildings. We are working with subject matter experts to employ latest and efficient technologies in every aspect of energy consumption areas such as lighting, air conditioning, etc. Through our integrated approach to implementing infrastructure, we hope to reduce energy consumption by 50% over the next few years. We are improvising on our air conditioning and cooling systems by adopting cutting-edge technology. Similarly, we are working on lighting systems to make optimum use of daylight and attain maximum efficiency through artificial light. We plan to procure green power to reduce emissions.

Research and Development (R&D)

Research and development of new services, designs, frameworks, processes and methodologies continue to be important to us. The Intellectual Property (IP) created has led to enhanced quality, productivity and customer satisfaction.

R&D initiative at institutes of national importance

The Maintenance Center of Excellence of SETLabs collaborated with the Indian Statistical Institute to work out alternate pricing models. An application for a patent has been filed based on this work. We are also working with the Indian Institute of Information Technology, Hyderabad on unstructured data analytics, inference and diagnostics, and development of next-generation business intelligence tools. We collaborated with the Indian School of Business, Hyderabad on managing and driving innovation in services organizations. This project led to a better understanding of areas where we can operationalize innovation in our customer engagements. The e-commerce research group is working with the Indian Institute of Science, Bangalore on the application of game theory and mechanism design to web service composition and procurement. A novel method of combinatorial auction has been designed taking care of service level agreements and quality of service.

Specific areas for R&D

The Maintenance Center of Excellence of SETLabs has transformed the maintenance engineering life cycle into a platform-based, knowledge-centric, collaborative process that significantly differentiates our maintenance offering. The competitive advantage of our Mantra platform was reflected when it helped us win large deals. Two patents applications have been filed around the Mantra platform.

The High Performance and Grid Computing research group has developed two platforms called Gradient and GridScape. Our Gradient platform virtualizes distributed and heterogeneous data sources enabling real-time data integration. This is possible by leveraging existing enterprise infrastructure without any data replication or data movement. Our GridScape platform embodies the vision of a next-generation data center based on a batch workflow distributed over a heterogeneous resource environment. A single dashboard will be available for job management, scheduling, and resource monitoring.

The Convergence Lab in SETLabs has developed an entire suite of solutions around the mConnect platform. The team has developed a mobile banking product, a mobile local search solution, and a mobile ticketing and billing solution. Efforts are on to develop a mobile commerce ecosystem consisting of telecom operators, handset vendors, banks, media companies and local content providers. Besides this, the team is working on wireless networking, sensor networks, and network and device convergence.

The Web 2.0 research team has built a framework called Web 2.0 Metrices that benchmarks global Web 2.0 initiatives. This has helped customers develop a roadmap for Web 2.0 initiatives in their organizations. Based on their work, the team has presented papers, conducted tutorials and organized workshops in multiple prestigious conferences. The team also conducted several workshops for customers.

The Information Management group of SETLabs strengthened its HIMI (Holistic Information Management Infrastructure) platform by adding several features such as text & image analytics, semantic search, and inference and diagnostics. This platform facilitates inference, reasoning, diagnosis, root cause analysis and supports operational and market intelligence across several industrial domains. The research team is engaged with customers from the financial, automobile and healthcare sectors.

The Knowledge Engineering research lab of SETLabs has developed IP in rule modeling and execution, knowledge extraction (from text and images), semantic search, knowledge assisted diagnostics, and agent assisted software project management. This IP forms the core of various solutions and is used to improve our knowledge reuse and productivity. The team has filed six patent applications and published several papers.

Our Banking and Capital Markets unit has conceived the Financial Technologies Research Center (FTRC) initiative to drive leading edge

domain thinking and technology on industry / client issues and build / enhance IP based capabilities for our customers. This will enable us to provide specific research offerings to clients by leveraging IP created by our research wing. The Security and Privacy research group, in collaboration with the Banking and Capital Markets unit, has developed TrustedADM, a secure development life cycle methodology, that is being used across Infosys to ensure that all applications designed, developed and maintained by us for our clients or internal or subsidiaries are secure.

The e-commerce research group is working on the educational needs to meet the next-generation software development. A module on component based software development has been designed and developed and a curriculum offered to two pilot batches. The entire curriculum is based on Java EE technology and agile development. This group also manages the IBM Software Centre of Excellence and has developed several prototypes of IBM technologies to showcase implementation capabilities and solutions based on our methodology.

The 3D commerce research group is exploring if 3D social networking sites such as Second Life can be used to market and sell real-world products. Specifically, the 3D world may be better suited to selling physical items like large appliances than traditional browser-based e-commerce sites. The ability to view the item in 3D may provide a superior shopping experience.

The RFID & Pervasive Solutions Practice focuses on business solutions that leverage the convergence of sensing and access technologies. The group has developed key Intellectual Property (covered under multiple patent filings) and a core platform that supports innovative applications across business domains. These solutions are offered as managed information services to global clients from industries such as gaming and entertainment, consumer retail, logistics, healthcare and manufacturing. The high-value solutions developed by the group include Smart Visual Merchandising, Value Chain Visibility and ShoppingTrip 360°.

Benefits

Our efforts in R&D have helped us offer new services to clients in the areas of Web 2.0, SaaS, Enterprise Architecture, IT Governance, etc. Based on the technology platforms developed by multiple research groups, we are creating client-focused business solutions. Our R&D efforts have helped us win large deals in legacy modernization and collaboration across industry verticals.

Future plan of action

We will collaborate with leading national and international universities, product vendors and technology start-up companies with increasing focus. These collaborations will be leveraged toward the creation of platforms and solutions that enhance the GDM principles of automation, collaboration and assembly. Our areas of research include software engineering, network and device convergence, grid computing, knowledge engineering, information management, and security and privacy.

Recognition of Infosys R&D

The Field Optimization Suite, jointly developed by us and British Telecom (BT), won the National Outsourcing Association (NOA) award for Innovative Outsourcing Project of the Year 2007. BT Research and SETLabs, the companies' respective R&D divisions, worked in collaboration, utilizing their respective intellectual properties. The solution created and rolled out at the end of 2006 is now a fully automated resource management system that uses advanced intelligent algorithms to enhance a company's productivity by accurately forecasting, optimally planning and positioning a large field workforce to adapt to changing demands. Further, BT has signed a memorandum of understanding (MoU) with us to collaborate on research and innovation.

We partnered with Agricultural Co-operative Development International and Volunteers in Overseas Co-operative Assistance (ACDI / VOCA) to develop an information and communication technology (ICT)-enabled application that would improve efficiencies in the agro supply chain in India. The solution is built on our TruSync, a context-aware, client-server solution designed for situations with limited or no network availability and allows for peer-to-peer (P2P) synchronization between field agents without connecting to a central server.

Expenditure on R&D

in Rs. crore

	2008	2007
Revenue expenditure	201	167
Capital expenditure	–	–
Total	201	167
R&D expenditure / total revenue	1.3%	1.3%

Foreign exchange earnings and outgo

Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

During the year, 98.6% of our revenues was derived from exports. We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific. These offices are staffed with sales and marketing specialists, who sell our services to large, international clients.

Foreign exchange earned and used

in Rs. crore

	2008	2007
Earnings	14,490	12,156
Outflow	6,788	5,653
Net foreign exchange earnings (NFE)	7,702	6,503
NFE / Earnings	53.2%	53.5%

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2008

Annexure to the directors' report

b) Information as per Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of employees) Rules 1975, and forming part of the directors' report for the year ended March 31, 2008

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Abhay M. Kulkarni	VP, BCM	BE	41	Feb 26, 1990	20	57,48,005	TISCO, Graduate Trainee
Abhijit Sen	AVP and Head – Bhubaneswar Development Center	BE	41	Jan 14, 2002	19	35,67,288	Visa International, Department Head
Abhijit Vishwas Ghaskadbi	DM, PLES	BE	42	Dec 26, 1997	20	27,17,191	TELCO, Senior Engineer
Abhishek	AVP, ES	B.Tech	35	Jul 1, 1993	15	38,81,543	—
Abhishek Goyal	Business Manager, ES	B.Tech, PGD	34	Sep 11, 2000	11	25,16,967	Asian Paints, Area Manager
Aditya Nath Jha	AVP, Corporate Marketing	B.Tech (H)	42	Nov 10, 2003	21	46,25,975	Big Leap, CEO
Aditya Nidamarthy	Senior Principal, Consulting Solutions	B.Tech	44	Jan 29, 2007	20	39,66,309	Lucent Technologies, Technical Director
Ajayan Pillai	DM, RETL	B.Sc, MCA	37	Apr 2, 2001	14	26,49,280	IT Solutions (India) Pvt. Ltd., Accounts Manager – Delivery
Ajit Kumar Sarangi	DM, BCM	BE, MBM	41	Feb 20, 1998	20	27,76,036	Union Pacific Rail, PL
Akhila Ramachandran Jha	Senior Manager, Quality	B.Sc, MCA	41	Dec 14, 2004	19	29,98,330	American Express Pvt. Ltd., Director
Amer Singh Thakur	Senior Principal, Consulting Solutions	Diploma, AMIE, B.Sc, MBA	48	Feb 12, 2007	28	28,94,246	Airtel Enterprises Service Carrier, General Manager
Amit Gaonkar	Principal Architect, MFG	B.Tech, PGD	34	Aug 31, 1998	11	26,49,475	TCS Ltd., Assistant System Analyst
Amit Kumar Bhadra	AVP, BCM	B.Sc, M.Sc	42	Jan 22, 1998	22	31,09,655	Unit Trust of India, Asst. General Manager
Amit Madhav Bakre	Principal Consultant, ES	BE, MMS	37	Jun 12, 2000	13	24,10,996	PricewaterhouseCoopers Ltd., Consultant
Amit Sahakundu	Senior Manager, Systems, CCD	BE, M.Tech	44	Feb 24, 1999	23	24,95,131	Air India, Deputy Manager – Systems
Amiteshwar Dayal Seth	DM, MFG	B.Sc (H), M.Sc	37	Jun 24, 1996	12	25,61,155	—
Ammayappan Marimuthu	Unit Operations Manager, RETL	BE	34	Jan 22, 2001	11	30,04,820	Sony India Ltd., System Engineer
Amol Barbare	GPM, IHL	BE	32	Jul 15, 1996	12	26,83,559	—
Amruta Kumar Mohanty	GPM, Corporate	B.Sc (H), MCA	40	Aug 24, 1998	17	28,62,203	James Martin & Co., Consultant
Anand J. Raghavan	AVP, PE	BE	36	Nov 27, 1995	14	31,90,106	Wipro Infotech, Customer Support Engineer
Anand Krishna	Group Manager, Go-to-Market, Corporate Marketing	BE, MBA	42	Jul 12, 2000	18	33,20,305	PricewaterhouseCoopers Ltd., Senior Manager – Transaction Services
Anil Kumar P. N.	DM, EUS	B.Tech, ME	36	Aug 5, 1996	13	29,42,386	Bajaj Auto Ltd., Engineer
Anoop Nambiar	Principal Architect, SETLabs	B.Tech	39	Apr 17, 2003	16	25,56,254	Venturi Technology Partners, Senior Consultant
Anuj Kumar	DM, IHL	BE	35	Jan 6, 1997	14	32,09,924	Rourkela Steel Plant, Manager
Anuradha Biswas	AVP, IVS	B.Sc	35	Sep 24, 2001	15	47,60,519	Aztec Software, Senior Manager – QA
Anurag Vardhan Sinha	AVP, CME	BE	37	Oct 7, 1992	15	73,17,024	—
Arindam Das	DM, MFG	B.Tech, M.Tech	39	Mar 27, 2001	16	30,18,686	TCS Ltd., Assistant Consultant
Arun Kumar H. R.	Unit Operations Manager, NMS	BE	35	Nov 7, 1994	13	29,04,453	—
Arun Ramu	VP and Head, IVS	B.Tech	47	Aug 28, 2000	25	69,38,806	Trigent Software, General Manager
Aruna Chittaranjan Newton.	Principal Consultant, ILI	B.Com, MBA	41	Jan 3, 2000	18	24,32,710	Wipro Infotech, Manager – Training
Ashish Sharma	Principal Architect, BCM	B.Tech	36	Mar 26, 2007	15	24,85,321	TCS Ltd., Senior Consultant
Ashok Gopinath	Principal Architect, BCM	B.Sc	34	Jun 3, 1996	15	26,12,055	Integra Micro Systems, Developer
Ashok K. Bangera	DM, RETL	BE	36	Sep 8, 1995	15	26,16,503	HAL, Engineer
Ashutosh Saxena	DM, IMS	B.Tech	37	Dec 8, 2003	16	24,54,189	P.C.S. Industries Ltd., Area Manager
Ashwathanarayana Shastry	AVP, MFG	BE, ME	40	Feb 24, 1992	16	38,73,289	—
Atul Agrawal	Senior Principal, Consulting Solutions	B.Tech	37	Jun 2, 2003	17	25,55,346	Siemens Ltd., Manager
Atul Alase	DM, MFG	BE	42	May 2, 2005	18	32,06,280	Target Case Technologies, Director
Atul Kumar	Principal Consultant, SI	BE	33	Feb 26, 2001	12	24,25,990	Tata Technologies India Ltd., Consultant
Atul Soneja	DM, MFG	B.Tech (H)	35	Jun 26, 1995	13	32,48,139	—
Aveejeet Palit	Principal Solutions Manager, SI	BE, M.Sc	41	Dec 31, 1996	19	31,69,187	CBSI, Developer
Avinash Chandrakar	DM, RETL	B.Tech	34	Jun 27, 1994	14	31,97,120	—
Avinash G. S.	GPM, MFG	BE	35	Aug 26, 1996	12	26,77,794	—
Babu N. S.	DM, Finacle	B.Sc, M.Sc	35	Sep 4, 1995	14	30,51,153	Aadson Computers, Developer
Balachandran R.	Product Manager, Finacle	BE, PGD	42	Aug 30, 2004	17	25,42,947	Polaris Software Lab Ltd., Principal Consultant
Balachandran T. R.	AVP, HRD	B.A, M.A.	38	Oct 12, 2000	16	35,04,922	ICICI Personal Financial Services Ltd., Business Manager, South
Balaji R.	DM, PLESs	Diploma, BE	37	Feb 2, 1998	18	26,17,122	IISc, Associate
Balaji Sampath	Group Manager, Go-to-Market, Corporate Marketing	BE, MBA	37	Dec 23, 2004	13	34,66,469	Microsoft Corporation Pvt. Ltd., Business Manager
Balaji Srinivasa Rao Ghat	Senior Manager, Systems, CCD	BE	38	Feb 7, 2000	16	30,55,209	Zen Computers, Networking Consultant
Balakrishna D. R.	AVP, EUS	BE	36	Feb 7, 1994	14	36,93,452	HCL-HP, Customer Engineer – Trainee
Balakrishnan Mayilarangam Sundarajan.	DM, RETL	B.Sc, M.Sc	42	Oct 12, 2000	21	31,86,747	DSQ Software Ltd., Assistant Consultant
Balakrishnan V.	Chief Financial Officer	B.Sc, ACA, ACS, AICWA	43	Sep 2, 1991	21	62,92,500	Amco Batteries Ltd., Senior Accounts Executive
Balashankar	AVP, PE	BE	52	Dec 17, 1997	29	35,46,491	BEL, Manager and Dept. Head of R&D
Balasubramanian Venkatachalam	DM, ES	Diploma, AMIE, PGD	36	Aug 13, 1999	18	27,21,118	Tata Technologies India Ltd., Deputy Manager, SAP
Basudev Banerjee	Product Manager, Finacle	BA, MA, MBA	40	Apr 18, 2005	16	24,63,682	i-Flex Solutions Ltd., Consultant
Bhanu Prasad Narayana	GPM, IHL	B.Tech	35	Jan 27, 1998	15	26,29,260	L&T Ltd., Executive Engineer

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Bharadwaj K. P.	DM, CME	BE	44	Dec 1, 1997	22	27,63,101	L&T Ltd., Executive
Bhaskar Babu K.	DM, MFG	BE	35	Nov 7, 1994	13	29,10,137	—
Bhaskar Chakravarty	AVP, Corporate Planning	B.Tech	35	Jun 26, 1995	13	30,38,196	—
Bhaskar Chicknanjundappa	AVP and Head – Mangalore SEZ	BE, MS	41	Sep 2, 1998	15	49,64,753	Indus International, PL
Bhaskar Kakuturu	DM, MFG	B.Tech	36	Dec 13, 1996	15	26,02,051	Hindustan Cables Ltd., Engineer
Bhuvanesh Kumar Shukla	Principal Architect, SETLabs	BE	39	Mar 29, 2004	18	24,43,857	Ness Technologies India Ltd., Program Manager
Bhuvaneswari Sundaram	AVP, BCM	B.Sc, MCA	43	Aug 28, 2000	20	38,95,372	Citibank, Assistant VP
Binod H. R.	SVP and Head – Purchase	BE	45	Aug 2, 1993	22	72,67,071	MICO, Senior Engineer, Technical Sales
Binokumar P. C.	DM, CME	B.Tech	37	Dec 9, 1996	14	24,41,157	L&T Ltd., Assistant Engineer
Birinder Soin	Senior Principal, Consulting Solutions	BE, MBA	36	Dec 9, 2002	13	25,18,788	Apnaloan.com, Marketing Manager
Brundhabhan M. S.	DM, EUS	BE	37	Nov 27, 1995	16	26,61,078	L&T Ltd., Engineer – Marketing Services
Chandra Shekar Kakal	SVP and Head, ES	Diploma, BE, MBA, PGD	47	Mar 1, 1999	24	77,84,561	Ramco Systems, Product Manager
Chandrakanth Desai	AVP, CCD	B.Tech, M.Tech	52	Jan 17, 2000	31	35,96,427	Indian Air Force, Wing Commander
Chandraketu Jha	AVP, Finance	B.Com, CA	44	Jun 26, 2000	21	53,20,456	Global Business Dimensions, Head of Accounts & Finance
Charles Henry Hawkes	VP, Facilities	B.Sc	48	Nov 15, 1996	23	36,54,356	Trans Oceanic Travel, Manager
Chetan Kumar Gupta	DM, PE	BE	36	Mar 13, 1995	14	28,19,431	ITI Ltd., Assistant Executive Engineer
Dayasindhu N.	Principal Researcher, SETLabs	B.Sc, M.Sc, Ph.D	37	Nov 11, 2002	8	24,23,193	Tata Elxsi Ltd., Manager – Business Strategy
Deepak Bhalla	GPM, IS	B.Com, ACA	34	Jun 29, 1998	12	33,27,812	JK Corp. Ltd., Manager
Deepak Gupta	GPM, RETL	B.Tech	35	Aug 26, 1996	12	27,07,897	—
Deepak Kamath B.	DM, RETL	BE	40	Feb 15, 1993	17	24,62,912	BPL Sanyo Tech. Ltd., Assistant Engineer
Deepak N. Hoshing	AVP, Finacle	B.Tech	45	Oct 10, 1996	23	49,72,763	Unisys, Senior Systems Analyst
Deepak Padaki	AVP, Finance	BE	37	Aug 10, 1992	16	34,06,799	—
Dhanasekaran Kalimuthu	DM, IVS	BE	39	Nov 27, 1995	18	25,13,276	ITI Ltd., Assistant Manager
Dheeshjith V. G.	VP, NMS	B.Sc, ME	44	Sep 14, 1987	21	58,09,272	—
Dhruba Bagchi	GPM, MFG	B.Tech, PGD	36	Apr 2, 2001	15	25,01,378	HCL Perot Systems, Associate
Dinesh Ganesan	DM, IHL	B.Sc, M.Sc, MBA	39	Dec 14, 1998	18	29,93,501	CMC Ltd., Manager – SI
Dinesh Krishnaswamy	Director and Head – CDG, IS and Quality & Productivity	B.Sc, M.Sc	53	Sep 1, 1981	35	82,03,309	Patni Computer Systems Ltd., Senior Software Engineer
Dinesh Mohan	Senior Principal Consultant, ES	BE, MBA	37	Aug 1, 2005	13	28,41,354	California Software Co. Ltd., VP
Dinesh R.	VP, RETL	BE	39	Oct 1, 1990	18	51,71,348	—
Dipankar Khasnabish	Group Lead, Corporate Planning, India Business Unit	B.Tech, PGD	40	Sep 6, 2004	15	24,11,508	Tata Elxsi Ltd., Corporate Manager
Dipayan Mitra	Senior Principal, Consulting Solutions	B.Tech	40	Jun 27, 2006	17	34,95,794	Gail (India) Ltd., Senior Manager
Dorpo Narayan Chaudhuri	Principal, SSDD	BCS	38	Nov 3, 2005	14	26,70,997	IBM Global Services India Ltd., Senior Development Manager
Elamurugan V. S.	GPM, RETL	BE	34	Dec 9, 1996	14	24,67,865	Thermax Ltd., Executive
Eshan Joshi	AVP – Immigration Operations, HRD	B.Tech, PGD	35	Sep 2, 1998	11	47,39,417	KLG Systel Ltd., HRD
Feroz Syed	DM, BCM	BE	38	Jul 15, 1996	16	25,81,447	Aptech Computer Education, Executive
Ganapathi Bhat Balike	DM, RETL	B.Sc	36	Sep 8, 1995	16	29,21,876	L&T Ltd., Technical Assistant
Ganesan Arunachalam Kaushik	Senior Manager, Quality	BE (H), ME	49	Jul 1, 2005	26	29,39,806	Kama Soltek India Pvt. Ltd., Project Director & CTO India
Ganesh Gopalakrishnan	VP, IHL	BE (H), PGD	45	May 2, 1994	21	64,64,354	Asian Paints India Ltd., Systems Executive
Gautam Bandyopadhyay	Principal Consultant, Finacle	B.Tech, MBA	38	Feb 28, 2001	13	26,57,118	HDFC Bank, Senior Manager (Corporate Banking)
Gautam Khanna	GPM, IHL	B.Tech, PGD	34	Jun 8, 1998	11	28,06,641	Reliance India Ltd., Graduate Engineer Trainee
Geetha Das	GPM, IS	B.Tech, M.Tech	44	Sep 24, 2001	18	32,98,942	Trigyn Technologies Ltd., Practice Manager
Geetha Kannan	VP, HRD	B.Com, MBA	43	Apr 1, 1993	19	41,14,665	NIIT Coimbatore, Business Manager
Ghanashyam Wagle	Principal Architect, NMS	BE	39	Jun 10, 1996	17	33,63,448	Godrej & Boyce Manufacturing, Manager
Girish A. R.	DM, RETL	BE, PGD	35	May 8, 1995	13	29,20,930	MICO, Trainee
Girish G. Vaidya	SVP, ILI	BE, PGD	57	Jan 22, 1999	33	73,03,329	ANZ Grindlays, Director and Head – Operations
Gomatam Srishail Chari	AVP, E&R	B.Tech	45	Nov 8, 2000	23	34,09,108	CBSI, Development Manager
Gopal Krishna Sharma	Practice Manager, Finacle	BE, M.Tech, Ph.D	44	Feb 23, 1996	14	26,06,268	Islamiah Inst., Lecturer – Civil Engineering
Gopal Sondur	Head, Product Strategy & Management, Finacle	BE, ME	52	Oct 2, 2002	28	29,23,977	A. T. Kearney Management Consulting, Senior Principal
Gopal T. N.	AVP, Finacle	B.Sc	46	Sep 8, 1994	26	37,13,750	Marketing Business Services, Executive
Gopalakrishnan S.	CEO and Managing Director	B.Sc, M.Sc, M.Tech	53	Feb 1, 1981	29	81,45,867	Software Sourcing Company, Technical Group, VP
Gopikrishnan Gouri Ramachandran	DM, ES	B.Tech, PGD	36	Oct 3, 2000	13	29,91,675	Intelligroup Asia, Manager – Business Development
Gopikrishnan Konnanath	Divisional Manager, MFG	BE	37	Nov 7, 1994	14	37,12,869	BPL Systems & Projects Ltd., Trainee Engineer
Govindaprakasha C. H.	DM, RETL	BE	36	Feb 7, 1994	14	26,50,911	Tata Electronics, Trainee
Guru Anand K. C.	DM, PE	BE, MBA	49	Aug 8, 1997	25	25,45,096	Axes Technologies, Senior Software Design Engineer
Guru Raja C.	Group Manager, UET, Finacle	B.Sc, CAIIB, M.Sc	47	Sep 29, 2000	25	24,59,178	Canara Bank, DBA Officer
Guru S. Sangameshwar	DM, MFG	BE, ME	37	Jun 26, 1995	14	29,54,517	Siemens Ltd., Executive
Guruprasad R. A.	DM, PE	BE	39	Oct 5, 1998	18	29,82,790	Spectrum Infotech, Senior Design Engineer
Gururaj B. Deshpande	DM, NMS	BE	36	May 2, 1994	14	29,94,102	BPL Ltd., Trainee
Hanumanta Krishtappa Dasar	Group Test Manager, IVS	Diploma, BE, MBA	38	Mar 5, 2007	17	24,34,775	Honeywell Technology Solutions Lab Pvt. Ltd., Engineer Fellow
Haragopal Mangipudi	VP and Head, Finacle	B.Sc, LLB, PGD	46	Dec 8, 1993	21	57,02,096	Canara Bank, Officer
Hareshkumar Mahadevrao Amre	Senior Manager, Quality	BE, PGD	37	Nov 1, 2004	15	28,22,769	GE, Asst. VP – Resource Management
Harish Srinivas Gudi	DM, RETL	BE	36	Jan 6, 1997	13	29,80,362	HPCL, Production Incharge

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Harsha R. Herle	GPM, Finacle	BE	34	Apr 28, 1997	13	24,43,489	Kirloskar Electricals, Engineer
Hasit G. Trivedi	DM, NMS	BE	34	Apr 28, 1997	13	29,35,770	Global Tele Systems, Member – Strategic Planning
Hemalatha Murugesan	Group Test Manager, IVS	Diploma, BE	37	Jun 7, 2004	12	25,39,569	Network Associates, Quality Assurance Manager
Hemant Kumar	GPM, ES	BE, M.Tech	37	Feb 13, 1995	14	24,52,244	CSM Pvt. Ltd., Associate
Indira Krishnamurthi	GPM, NMS	B.Sc, MCA	36	Dec 1, 2000	13	26,18,075	TCS Ltd., IT Analyst
Indira R.	DM, IVS	B.Sc, M.Sc	42	Dec 27, 1995	17	26,69,211	Lakshmi Motor Credit, Officer - Systems
Indranil Mukherjee	DM, ES	AMIE	37	Dec 4, 1995	13	24,13,530	Chipsoft Technologies, Customer Support Engineering
Ishwar C. Halalli	AVP, CME	BE, M.Tech	45	Jan 19, 1996	22	43,44,902	AT&T SSTL, Manager – Technical
Jagadish Babu Vishwanatham	DM, EUS	BE	34	Nov 7, 1994	13	24,39,000	—
Jamuna Ravi	VP, BCM	BE	45	Nov 19, 2001	23	52,06,794	Trigent Software Ltd., VP Head – Operations
Janardan Wasudeo Pendharkar	Principal Consultant, IMS	BE	43	Jul 15, 2002	22	27,26,158	DCM Data Systems, Specialist
Jayaram B. G.	AVP, E&R	B.Sc (H), M.Sc	55	Dec 10, 1999	31	38,93,470	Raffles Software, PM
Jayaraman Nair	AVP, CME	M.Sc Integrated	37	Jun 22, 1992	16	41,63,675	—
Jaymalya Palit	Product Manager, Finacle	B.Tech (H)	36	Jun 26, 1995	13	27,25,136	—
Jitendra Sangharajka D.	AVP, IS	Diploma, BE	40	Sep 1, 1999	19	34,70,322	L&T Ltd., Executive, IS
John Premkumar R.	DM, MFG	BE	35	Dec 9, 1996	14	26,16,583	L&T (ECC), Electrical Engineer
Jyothi Shriranga Nayak	DM, IHL	BE	39	Feb 22, 1993	17	26,02,969	Dept. of Management Studies, IISc, Project Assistant
Kandhaswamy Natarajan Sivakumar	Principal, SSDD	BE	36	Feb 16, 2006	16	24,18,535	Cosmonet Solutions Pvt. Ltd., Managing Director
Kannan Amaresh	Senior Principal, Consulting, BCM (Sales)	BA, CA	39	Jun 22, 2000	15	36,87,766	Standard Chartered Bank, Business Development Manager
Kannan Vaikom Krishnan	GPM, ES	B.Sc, B.Tech	45	Feb 13, 2006	20	28,22,669	Tata Technologies Ltd., Program Manager
Karthik Srinivasan	Principal Consultant, PE	BE	34	Sep 6, 1999	14	25,05,076	Siemens IS Ltd., Associate Consultant
Kathiresan T.	Principal Architect, CCD	BE	34	Sep 17, 1997	13	24,35,706	Indian Express, Assistant Engineer
Kaushik Ray	AVP, HRD	BE, PGD	36	Sep 11, 2000	12	34,74,119	GE Capital Services India Ltd., Manager
Ketan Jobanputra	GPM, NMS	BE	34	Oct 5, 1998	13	24,29,035	Aarti Corporate, Developer
Kiran M. Potdar	DM, RETL	BCS, MCS	37	Feb 1, 1999	15	31,56,386	Kale Consultants Ltd., Systems Analyst
Kiran N. G.	GPM, SI	BE	41	Mar 21, 1992	19	24,42,639	Ashok Leyland Ltd., Industrial Engineer
Koushik R. N.	AVP, CCD	B.Sc	39	May 2, 1991	18	37,52,546	Fraser Techno Circuits Ltd., Marketing Executive
Krishnakant P. Gaonkar	DM, ES	BE	36	May 2, 1994	15	24,18,187	Spectra Industries, Developer
Krishnamoorthy Ananthasivam	VP, RETL	B.Tech, M.Sc Engg	47	Jan 13, 1986	25	60,29,698	Urban Transport Development Corporation, Research Assistant
Krishnan Ganapathy	Principal Architect, SI	B.Tech	34	Jun 27, 1994	14	32,16,997	—
Krishnan Narayanan	Principal Architect, SETLabs	B.Tech, PGD	32	Dec 4, 2000	10	31,84,424	Right Angles.com India Ltd., CEO
Krishnan S.	VP, Finance	B.Com, ICWA, ACA	40	Sep 15, 1997	16	47,64,897	Bennett Coleman & Company Ltd., Senior Business Correspondent
Krishnaswamy S.	DM, SSDD	BE	38	May 2, 1994	16	31,26,701	Malnad College of Engg., Lecturer
Kshitij Kumar	DM, BCM	B.Tech	35	Jun 27, 1994	14	32,11,995	—
Kumar Kannemadugu	Group Test Manager, IVS	B.Sc, B.Tech	43	Mar 15, 2007	17	25,12,151	Patni Computer Systems, PM
Lakshmanan G.	DM, SaaS	BE, ME	41	Jan 2, 1995	19	40,34,878	L&T Ltd., Executive
Lakshmi Narasimha Rao Gunda	DM, CME	Diploma, B.Tech, M.Tech	38	Feb 13, 1995	13	30,86,097	—
Lalit Kumar Bansal	DM, CME	BE, M.Tech	37	Feb 1, 1999	14	24,86,136	Fujitsu Optel Ltd., Executive Engineer (System)
Latha A.	AVP, E&R	BE, ME	41	Sep 24, 1993	18	31,80,072	PSNA College of Engg, Associate Lecturer
Madhavan V. B.	DM, CME	BE, ME	37	Dec 14, 1998	15	29,36,474	TCS Ltd., Consultant
Madhu Krishna Iyengar	DM, Finacle	BE	35	Oct 6, 2005	13	28,85,265	Accenture Services Pvt. Ltd., Manager
Madhuravi Venkata Krishna Mohan	DM, ES	B.Tech, MBA	45	Apr 10, 2006	22	28,36,248	Hexaware Technologies Ltd., AVP
Mahalingeshwar S. Dhaded	DM, IHL	BE	37	Jun 19, 2000	15	29,04,017	TCS Ltd., Asst. Consultant
Mahesh Dutt Kolar	Regional Manager, Finacle	BE, PGD	38	Jun 3, 1996	14	24,68,356	Wipro Fluid Power, Executive
Mahesh R.	DM, Finacle	B.Sc	43	May 15, 2000	24	25,29,274	Canara Bank, Manager
Mala Chandrasekhar	General Manager, Finance	B.Com, ACA.	35	Sep 6, 1999	10	28,39,117	Ford India Ltd., Financial Analyst
Manesh Sadasivan	Principal Architect, PE	B.Tech	31	Oct 13, 1997	10	25,64,462	—
Manikandan Venkatraman	DM, Finacle, BCM	B.Sc, IETE Grad	42	Dec 8, 2003	18	24,33,287	Wells Fargo & Co., Technology Manager
Manish Israni	Principal Consultant, IMS	B.Sc	38	Jan 4, 2007	18	27,42,228	HCL Technologies Ltd., Deputy General Manager – Projects
Manish Kumar Mehta	DM, BCM	B.Tech	35	Jun 27, 1994	14	26,69,446	—
Manish Srivastava	Principal Architect, MS Solutions Practice	B.Tech	33	Jun 24, 1996	12	30,84,132	—
Manohar Madgula Atreya	Unit Operations Manager, IMS	B.Tech, PGD	36	Apr 28, 1997	14	27,17,385	L&T Ltd., Sales Manager
Manohar Moorthy	Principal Architect, SETLabs	B.Tech	37	Jun 22, 1992	16	24,84,999	—
Manoj Kumar Jaiswal	Principal Consultant, ILI, ILI	BA, MBA, M.Sc	43	Dec 11, 2002	16	25,07,767	NIS, Deputy General Manager
Mayank Gupta	Principal Architect, SETLabs	BE, PGD	32	Dec 11, 2000	9	30,37,138	Asian Paints (I) Ltd., Area Manager
Meera Govind Rajeevan	AVP, Corporate Planning	B.Tech, PGD	40	Aug 7, 1995	17	41,04,682	Srishti Open Systems, Associate
Milind Govind Kolhatkar	Product Manager, Finacle	B.Tech, PGD	38	Sep 5, 2001	16	27,85,417	Concio Technologies, Business Analyst & Practice Manager
Milind Vasantrao Pande	GPM, SSDD	Diploma, BE, M.Tech, Ph.D	41	Feb 6, 2006	20	27,58,125	Patni Computer Systems Ltd., Head – ITG, COE
Milind Vinod Dikshit	AVP, IMS	B.Tech, PGD	36	Apr 5, 2004	11	36,33,982	Bangalore Labs Pvt. Ltd., Director & Head – Global Delivery
Mitesh Indravadan Bhatt	GPM, IMS	BE, PGD	44	Dec 2, 2004	23	24,16,452	Cable and Wireless, Head – Service Management

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Mohammed Sayeeduddin	DM, BCM	BE, MBA	40	Dec 4, 1995	19	27,99,095	ITI Ltd., Assistant
Mohan Kumar K. L.	Group Test Manager, Finacle	B.Sc, CAIIB	41	Nov 3, 1997	20	29,49,803	Vijaya Bank, In-charge
Mohandas Pai T. V.	Director and Head-Administration, E&R, Finacle, HRD and ILI	LLB, B.Com, FCA	49	Oct 17, 1994	26	1,77,44,026	Prakash Leasing Ltd., Executive Director
Mohit Saxena	DM, EUS	B.Tech	33	Jun 26, 1995	13	27,44,329	—
Mritunjay Kumar Singh	AVP, BCM	B.Tech	36	May 7, 2001	16	39,14,922	Systems Solutions and Services Consulting Inc., Account Manager
Muralikrishna K.	VP and Head, CCD	B.Sc	44	Dec 1, 1984	23	77,22,341	—
Muthusubramanian B.	Senior Principal, Consulting Solutions	B.Com, BGL, ICWAI, ACS	42	May 3, 2000	22	26,49,103	Life Insurance Corporation of India Ltd., Administration Officer
Muthuvel Gajapathi	AVP, NMS	B.Sc, MCA	39	Aug 27, 1992	17	44,33,431	PSI-Bull, Systems Executive
Nabarun Roy	DM, Corporate	B.Tech	36	Aug 29, 1994	14	28,88,569	—
Nagabhushana Samaga	DM, PE	BE	39	Jul 3, 1997	17	25,63,082	Axes Technologies, Developer
Nagaraj Nanjundaram	DM, RETL	BE, PGD	37	Oct 4, 2000	14	28,66,844	TCS Ltd., Assistant Consultant
Nagaraj R. N.	Head, User Education, Finacle	B.Sc, LLB, CAIIB, MA.	53	Mar 6, 1995	32	29,13,133	State Bank of Hyderabad, Manager (Credit)
Nagaraj S.	AVP, SI	BE, ME	42	Mar 23, 1992	16	44,20,161	STUP Consultants, Design Engineer
Nagarajan Srinivasan	DM, CME	BE	38	Feb 10, 1992	16	29,90,106	—
Nagendra R. Prasad	AVP, E&R	BE	51	May 2, 2005	28	32,47,591	Innosoft Consultants Pvt. Ltd., Director
Nandan M. Nilekani	Co-Chairman of the Board of Directors	B.Tech.	52	Jul 1, 1981	30	81,38,687	Patni Computers Systems Pvt. Ltd., Assistant PM
Narayan B.	DM, CME	B.Tech.	38	Jul 5, 1993	16	29,11,772	BPL Systems & Proj., Assistant Engineer
Narendra Kumar Gogula	AVP, EUS	B.Tech.	36	Jul 5, 1993	15	36,53,426	—
Narendra Murari Sonawane	GPM, IS	B.E., PGD	42	Apr 25, 1997	20	24,06,375	MSEB, General Engineering
Narendran Koduvattat	VP and Head, IND	B.Sc.	41	Mar 8, 1993	21	63,65,800	PSI Data Systems Ltd., Senior Software Engineer
Naresh Kumar K.	DM, Finacle	B.E.	39	Dec 17, 1990	17	30,90,804	—
Naresh Nath Kumar Duddu	DM, IHL	B.Tech.	35	Jun 27, 1994	14	31,50,413	—
Narsimha Rao Mannepalli	VP and Head, Hyderabad Development Center	B.E., PGD	40	Jan 29, 2001	18	54,63,476	Ramco Systems, Project Director – e-Commerce Solutions
Naveen Kumar S.	Principal Architect, MS Solutions Practice	Diploma, B.Tech., MS	37	Aug 13, 1997	14	25,25,555	Life Line Computers, Developer
Naveen Somarajan Jain	DM, IND (Sales)	B.Tech.	35	Jun 27, 1994	14	24,11,458	—
Navin Dhananjaya	Principal, Product Incubation Engineering	B.E.	34	Sep 4, 2006	13	37,28,865	Manthan Systems, Director
Neeraj Arvind Joshi	DM, IHL	B.E.	34	Apr 28, 1997	13	28,98,418	Thermax Fuji Elec., Executive
Neeraj Sullhan	Senior Principal, Consulting Solutions	B.E., PGD	41	Dec 18, 2006	20	37,64,097	Bharti Airtel Ltd., General Manager
Nikhil Balkrishna Datar	GPM, CME	B.E., MBA	36	Dec 4, 2006	15	26,46,890	Amdocs Ltd., Development Manager
Niladri Prasad Mishra	General Manager, C&G, Finance	B.Com., CA.	36	Apr 9, 1997	14	27,06,102	Fauna International, Manager
Nilanjan Chatterjee	Senior Principal Consultant, ES	B.E.	35	Jul 15, 2002	14	27,46,858	PricewaterhouseCoopers Ltd., Consultant
Niranjan V. S.	DM, IVS	Diploma, B.E.	37	Feb 13, 1995	15	34,75,783	Siemens Ltd., Executive
Nirmallya Mukherjee	Principal Architect, SI	B.E.	36	Jul 15, 2002	15	26,79,355	Ciber Inc., Technical Architect
Nishikant Nigam	AVP, IMS	B.Tech.	34	Aug 28, 1995	13	32,37,239	—
Nithya Prabhakar	Unit Operations Manager, MFG	B.Sc., M.Sc.	44	Jan 5, 1998	21	29,88,743	Eid Parry (I) Ltd., Senior Systems Executive
Nithyanand Y.	DM, IVS	B.E.	39	Feb 5, 1996	19	33,72,835	L&T Ltd., Executive
Nitin Tularam Mahajan	DM, CME	B.E., PGD	42	Jan 25, 2001	21	25,40,439	Tata Infotech Ltd., Senior Manager – Wap Competency Centre
Padma Kumar	DM, CME	B.E., M.E.	39	Dec 30, 2002	15	25,29,438	Bisys, Senior PM
Padma Ravikumar Gopalswami	GPM, CME	B.E.	34	Jan 5, 2001	14	26,06,047	Harita Infoserve Ltd., Assistant Manager
Padmanabha Thirumalaiah	DM, IHL	B.E.	36	Nov 7, 1994	14	25,58,405	Central Manf. Tech., Assistant
Pandiya Kumar Rajamony	GPM, IMS	B.E.	36	Jan 5, 2004	13	24,14,997	ANZ Information Technology, Associate PM
Pankaj Gupta	Principal, Consulting Solutions	BDS	37	Mar 5, 2007	14	26,50,824	Cerner India, Engg. Manager
Pankaj Kumar Sharma	Senior Principal, Consulting Solutions	B.E., PGD	38	Aug 5, 2002	15	24,62,165	Credit Agricole Indosuez, Manager
Paramesh Ramasamy	DM, IVS	B.E.	34	May 5, 2003	14	24,42,829	Alcatel Development Center Chennai Pvt. Ltd., Core Technical Manager
Parameswar Y.	VP, PE	B.E., M.Tech.	52	Oct 14, 1996	29	71,55,139	C-Dot, Divisional Manager
Parthasarathy M. A.	AVP, SSDD	Diploma, B.E., PGD	58	Aug 30, 1999	36	48,41,447	IMR Global Ltd., Group Manager
Pinaki Ghosh	PR, Principal Researcher, SETLabs	B.Sc., M.Sc., Ph.D	42	Mar 14, 2005	11	27,67,991	GE Medical Systems India Pvt. Ltd., IP Leader
Piyush Jain	DM, PE	B.E.	36	Jun 10, 1996	15	26,74,108	Square D S/W Ltd., Developer
Prabhakar Devdas Mallya	VP, Security Audit & Architecture Group	B.Tech., M.Tech.	53	Dec 15, 1986	38	39,89,761	IDS, AVP
Prabhat Kaul	Unit Operations Manager, MFG	B.Tech., PGD	37	Jun 12, 2006	15	26,44,009	ABB Ltd., Assistant VP – Operations
Prabhat Kumar Das	DM, MFG	B.E.	35	Jun 28, 2004	14	26,97,405	Soft Projex Inc., Director Project
Pradeep Jain	GPM, BCM	B.E.	35	Aug 28, 1995	13	26,35,348	—
Pradeep Kumar M.	Principal Architect, SaaS	B.E.	35	Jan 16, 1995	14	24,49,313	Square A Systems, Consultant
Pradeep Tharhichayil Yesodharan	Principal, Consulting Solutions	B.E.	36	Oct 16, 2006	14	26,43,433	Wipro Technologies Ltd., Principal Consultant
Pradeep Yadlapati	Group Test Manager, IVS	B.E.	32	Oct 13, 1997	10	26,17,837	—
Pramod Prakash Panda	DM, CME	B.Tech.	34	Feb 9, 2004	12	31,52,700	Accenture Services Pvt. Ltd., Associate Manager
Pranav N. Rao	DM, ES	B.E.	38	Jul 1, 1993	17	27,10,567	Ashok Leyland Ltd., Executive Plant Engineer
Prasad C.	Principal Consultant, Finacle	B.E.	35	Nov 27, 1995	13	25,02,917	Grasim Industries, Trainee

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Prasad Subramanian C. S.	DM, Finacle	B.Sc., M.Sc.	37	Mar 1, 1994	16	32,94,420	CMC Ltd., Assistant IT Engineer
Prasanna S. R.	GPM, SaaS	B.E.	35	Nov 7, 1994	13	33,45,136	—
Prasanth Samavedam	DM, BCM (Sales)	B.Tech.	35	Jun 26, 1995	13	25,65,599	—
Prashant P. Pawar	GPM, NMS	Diploma, B.E.	33	Jul 15, 1996	12	25,67,434	Tata Unisys Ltd., Education Centre, Faculty
Praveen Bheemachar Maddi	Principal Architect, CCD	B.E.	36	Oct 12, 2000	13	25,08,935	Wipro Net, Senior Network Engineer
Praveen Kumar	DM, Finacle	B.Tech.	36	Feb 26, 1996	14	30,54,486	National Mineral Development Corp., Developer
Praveen Kumar K.	AVP, RETL	B.E.	38	Mar 21, 1992	16	39,55,799	Aruna Software Technology, Systems Software
Praveen Kumar Sinha	DM, BCM	Diploma, B.Com.	41	Dec 30, 2002	17	25,03,926	RS Software India Ltd., Business Manager
Praveen Viswas	Senior Principal Legal Counsel, Finance	B.A., L.L.B (H), M.B.A.	33	Jan 8, 2003	9	26,93,770	Hewitt Associates, Consultant
Pravin Rao U. B.	SVP and Head, RETL	B.E.	46	Aug 4, 1986	23	85,19,396	IISc, Trainee
Pravin Vyanktesh Kulkarni	AVP, Finacle	B.E., MBA	37	Jan 4, 2007	16	37,00,184	Wipro Technologies, General Manager
Pret Joseph	GPM, CME	B.Tech., MBA	41	Apr 26, 1999	20	24,99,825	Integrated Computing Environments, Manager, Software Development
Prince Thomas	DM, ES	B.Tech.	36	Dec 29, 1997	13	25,65,791	SAIL, Faculty
Priti Jay Rao	SVP and Head – Pune Development Center (Phase 1)	B.Sc., M.Sc.	48	Jul 2, 1997	27	75,94,737	L&T Ltd., Project Manager
Puneet Gupta	Principal Researcher, SETLabs	B.E.	30	Mar 12, 2003	9	29,28,965	Bell Labs-Lucent Technologies, Senior Software Engineer
Purushotham Bhandarkar	Unit Operations Manager, CME	B.E.	38	Feb 13, 1995	16	27,28,836	Kirloskar Electricals, General Engineering
Purushotham K.	Senior Manager, Systems, CCD	B.Sc., PGD	44	Mar 19, 1994	20	26,26,632	Indian Computer Academy, Coordinator
Rabindra Kumar Sahoo	GPM, RETL	B.Sc., M.E, M.Sc.	44	Nov 6, 2000	18	24,86,035	TCS Ltd., Associate Consultant
Radhika Santharakrishnan	DM, Finacle	B.Sc., M.Sc.	44	Jul 6, 1998	12	28,74,634	Tata Interactive System, Manager – Instructional Design
Raghavan S.	Principal Architect, SaaS	B.E.	35	Nov 7, 1994	13	27,74,757	Complete Business Solution, Trainee
Raghavendra Sai Vissa	Senior Principal Consultant, ES	B.E., M.Sc. Engg	45	Nov 25, 2002	20	31,92,883	Nutech Systems Inc., Principal SAP Consultant
Raghu Ram K. S.	DM, ES	B.E.	36	Jun 10, 1996	15	31,14,499	Humming Bird Automat, Manager
Raghunath Basavanahalli	Senior Principal, EUS	B.Sc. Engg	41	Mar 9, 2001	20	35,60,942	HCL Technologies America Inc., Account Manager
Raghunath K.	DM, Finacle	B.Com., L.L.B, CAIIB	54	Sep 16, 1999	31	27,35,032	Canara Bank, Manager
Raghupathi N. Cavale	AVP, India Business unit	B.E., MS	46	Dec 13, 1999	23	42,73,927	PricewaterhouseCoopers Ltd., SAP Consultant
Raghuveer B. K.	Senior Principal, Product Incubation Engineering	B.E.	40	Apr 16, 1992	19	26,58,457	Ashok Leyland Ltd., Executive – Production
Rajaram Venkataraman	DM, BCM	B.E., B.Sc., MBA	44	Sep 20, 2004	22	33,34,945	CMH India, VP
Rajasekaran K. S.	Principal Consultant, Finacle	B.Sc., PGD, M.Sc.	49	Nov 8, 1983	24	28,25,339	—
Rajasekhar Veeramachaneni	DM, IVS	B.E.	40	Jun 30, 2005	16	24,56,459	Softpro Systems Ltd., Global DM
Rajashekara V. Maiya	Product Manager, Finacle	B.Com., C.A., MCOM	35	Sep 9, 1997	13	30,00,238	Vishnu Bharat & Co., Auditor
Rajeev Rajagopalan	DM, BCM	B.Tech.	33	Jun 24, 1996	12	27,33,511	—
Rajeev Ranjan	DM, ES	B.Tech., MBA	35	Aug 16, 1999	12	32,40,173	Nexgen Information Solutions, Associate Consultant
Rajendra D. Kolate	Principal Architect, NMS	B.E.	36	Oct 14, 1996	15	24,06,604	Telco Ltd., Maintenance Engineer
Rajendra Kumar K. L.	Solution Architect, Finacle	Diploma, B.Tech.	38	Nov 10, 1994	19	28,06,847	DDE, Org Systems, Senior Customer Support Engineer
Rajendra Prasad P. V.	Solutions & Alliances Manager, Finacle	B.Sc., PGD	36	May 30, 1996	16	26,33,550	SRG Systems (P) Ltd., Assistant Manager – Marketing
Rajesh Balakrishnan	Principal Architect, SETLabs	B.E.	37	Dec 29, 1994	16	25,52,433	Motorola, Software Engineer
Rajesh Rao A.	AVP, ES	B.Tech., MS	39	Mar 21, 1992	16	42,39,451	—
Rajeswar Rao K.	Divisional Manager, BCM	B.Sc. Engg, MBA	42	Apr 3, 2000	20	33,42,678	IIS Infotech, Associate Consultant
Rajinder K. Gandotra	PR, Principal Technical Consultant, SI	AMIE	41	Dec 15, 1998	18	36,66,076	Microland Ltd., Consultant
Rajiv Bansal	VP, Finance	B.Com. (H), ICWAI, C.A.	35	Oct 11, 1999	14	47,64,897	Tata Technologies (I) Ltd., Finance Manager
Rajiv Raghu	AVP, BCM	B.E. (H)	38	Jun 17, 1991	18	50,47,707	Continental Device, Trainee
Rajkumar R.	Principal Architect, CCD	B.E.	33	Jul 20, 1998	12	28,98,800	Crompton Greaves Ltd., Network Engineer
Rajneesh Malviya	DM, IVS	B.Tech.	37	Jun 27, 1994	14	27,85,700	—
Rajnish Sharma	Divisional Manager, NMS	B.Tech.	36	Oct 8, 2001	15	31,96,573	Poorva Consultants, PM
Rakesh Kumar Mishra	Senior Principal Consultant, ES	B.Tech.	33	Jun 24, 1996	12	27,72,389	—
Raktim Singh	DM, Finacle	B.Tech.	34	Jun 26, 1995	13	25,04,853	—
Ram Kalyan Kumar Medury	GPM, IHL	B.Sc., PGD	33	Jun 8, 1998	10	25,94,359	—
Rama Murthy Prabhala	DM, IMS	B.E., M.E., MS	39	Dec 15, 2003	12	24,76,980	Forest Laboratories, Lead Unix Systems Administrator
Rama N. S.	VP and Head, Bangalore Development Center	B.E.	58	Mar 31, 1999	37	61,81,474	Satyam Computer Services, Consultant
Ramadas Kamath U.	SVP and Head, Commercial and Facilities, Infrastructure and Security	BBM, FCA	47	Jul 1, 1994	23	86,02,293	Manipal Printers and Publishers Ltd., Accountant
Ramakrishna K. P.	DM, EUS	B.E.	39	Dec 22, 1997	17	26,77,096	PCL Mindware, Project Lead and DBA
Ramakrishnan K. R.	Group Test Manager, Finacle	B.Com., ACS, CAIIB	44	Jun 4, 1999	24	26,25,734	Canara Bank, Officer
Ramakrishnan M.	AVP, Quality	B.Sc., CAIIB	51	Sep 4, 1996	30	44,34,101	Canara Bank, Officer
Ramamurthy P.	Practice Manager, Finacle	B.E., M.E.	40	Sep 4, 1992	17	30,34,825	National Infomatics, System Analyst
Ramana Venkata Udathu	Unit Operations Manager, Finacle	B.E., M.E.	43	May 3, 2000	22	29,86,823	Temenos Systems India (P) Ltd., Associate PM
Ramanarayanan S.	DM, MFG	B.Sc., M.Sc.	46	Jun 5, 2002	24	30,26,130	Eclaton Ebusiness Development Unit, CTO
Ramarathinam Sellaratnam	Principal Solutions Manager, SI	B.Sc., B.Tech., MBA	47	Mar 20, 2002	24	34,01,904	Synova Inc., PM
Rambabu Pallavalli	DM, CME	B.Tech.	36	May 8, 1995	15	27,44,699	L&T Ltd., Trainee
Rambabu Sampangi Kaipa	DM, RETL	B.Sc., MCA	39	Oct 21, 1991	16	28,41,981	—
Ramesh Adiga	DM, PE	B.E., M.Tech.	39	Mar 5, 1996	17	29,07,858	INSAT, MCF (ISRO), Engineer
Ramesh Amancharla	DM, BCM	B.Tech.	34	Oct 14, 1996	12	28,19,637	SAIL, Trainee

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Ramesh Babu S.	AVP, E&R	B.E., M.Tech., Ph.D	39	Jul 23, 1997	12	31,74,732	TCS Ltd., Trainee
Ramesh Chandra Revuru	GPM, ES	B.E., MBA	34	Oct 23, 2006	12	25,96,671	Computer Associates, Senior Manager
Ramesh G.	GPM, IS	B.Sc., MCA	35	Jun 24, 1996	12	31,44,927	—
Ramesh Srinivasan	Principal, Consulting Solutions	B.E., MS, MBA	44	Apr 24, 2006	20	30,47,692	UGS, Program Manager
Ramgopal Natarajan	DM, ES	B.E.	34	Jan 29, 2007	13	29,35,469	Wipro Technologies, DM
Rangan Varadan	AVP, Consulting Solutions	B.Com., MS, Graduate CWA, Ph.D	42	May 13, 1999	19	48,92,451	Lehigh University, Assistant Professor
Rangarath Dwarakanath Mavinakere	VP and Head, Consulting Solutions	B.E., PGD, M.Tech.	45	Dec 4, 2000	20	59,15,023	Surya Software Systems Pvt. Ltd., Director
Ranju Philip A.	DM, PE	B.Tech.	38	Nov 7, 1994	16	28,42,719	TVS Electronics, Deputy Engineer
Ravi Kiran	AVP, SI	B.E.	44	Feb 15, 1996	21	44,70,368	ABB Ltd., Senior Engineer – Marketing
Ravi Kumar S.	AVP, ES	B.E., PGD	36	Nov 8, 2002	15	56,55,813	Sapient Corporation, Director
Ravi Prakash Gorthi	PR, Principal Researcher, SETLabs	B.Tech., M.Tech., Ph.D	53	Feb 23, 2004	29	29,32,020	Component Insights Pvt. Ltd., VP (Intelligent Systems)
Ravi Vasudeva	Principal Consultant, ES	B.E., PGD	37	Jul 20, 1998	15	28,19,561	Hindustan Lever Ltd., Manager
Ravichandran Annadurai	DM, IMS	B.E.	40	Mar 14, 2003	18	28,59,712	Wipro Ltd., Regional Manager
Ravindra Karanam	DM, NMS	B.E., ICWA	38	Nov 7, 1994	18	30,15,945	Bajaj Auto Ltd., Manager
Ravindranath P. Hirolikar	Senior Manager, Information Security Assurance, Security Audit & Architecture Group	B.E.	35	Nov 5, 1997	13	28,45,516	Global Telecom Services Ltd., Network Engineer
Ravishankar Ganesan	Senior Manager, Quality	B.E., PGD	41	Nov 4, 2004	20	24,42,594	GE Capital International Services, Senior Principal Consultant
Ravishankar Shetty	GPM, IHL	B.E.	32	Nov 18, 1996	11	26,14,109	—
Ravishankar Subramanyam Hossur	Principal Consultant, ES	B.E., PGD	38	Aug 26, 2002	14	24,01,719	Siemens IS Ltd., Consultant
Renganathan V. R.	AVP, India Business unit	B.E.	38	Jun 18, 1990	18	44,98,765	—
Richa Govil	AVP, Corporate Planning	B.A., Ph.D	36	Jul 12, 2004	19	37,29,195	Bain & Co., Team Leader
Richard Lobo	Manager, Employee Relations, HRD	B.E., PGD	36	Dec 11, 2000	13	30,39,136	Godrej & Boyce Mfg. Company, Assistant Manager
Rohit P.	DM, PE	B.E.	35	Aug 28, 1995	13	27,41,709	L&T Ltd., Trainee
Roshan Kumar Subudhi	Divisional Manager, PLES	B.Tech., PGD	36	Nov 30, 2006	12	31,66,924	Sierra Atlantic, VP – Enterprise Applications
Ruchali Ganesha Dodderi	DM, SI	B.E.	38	Jan 4, 2007	17	31,02,086	Intel Technology India Pvt. Ltd., SPM
Sachidanand Singh	DM, CME	B.E., M.Tech.	39	Jul 19, 1999	15	30,07,959	Mahindra British Telecom Ltd., PL
Sachin Ashok Pandhare	GPM, ES	B.Tech.	38	Sep 20, 2004	14	25,73,480	Polaris Software Lab Ltd., Project Director
Sachin Kumar Devalapurkar	DM, IHL	B.E.	36	May 22, 2000	14	24,92,448	Tata Elxsi Ltd., Specialist
Sailaja Chintalagiri	DM, ES	B.E., M.Tech.	44	Jan 22, 2001	21	26,19,542	Softpro Systems Pvt. Ltd., Senior Consultant
Saket Singh	DM, MFG	B.E.	36	Dec 29, 1997	14	29,40,165	L&T Ltd., Mechanical Engineering
Sakthivel Venugopal	DM, IHL	B.Sc., MCA	41	Jun 6, 2005	19	29,27,143	Cognizant Technology Solutions, PM
Sambasiva Rao Maddali	Group Technical Consultant, PLES	B.E., Ph.D	56	Feb 3, 2005	35	31,10,135	TCS Ltd., Subpractice Head – Engineering Analysis
Sameer Goel	DM, BCM & Head, Chandigarh Development Center	B.Tech.	36	Aug 5, 2002	15	31,17,679	TCS Ltd., Associate Consultant
Samson David	VP, CME	B.E.	39	Mar 15, 1992	18	60,65,943	Voltas Ltd., Service Engineer
Samuel Mani Kallupurakal	Deputy Head, Legal, Finance	B.A., L.L.B (H), LLM	33	Dec 30, 2002	8	31,24,362	Reliance Industries Ltd., Legal Advisor
Sanat Rao	VP, Finacle	B.Com., PGD	43	Dec 20, 1999	17	44,06,876	Citicorp Information Technology Ltd., Consultant – Data Warehousing Unit
Sandeep Kumar	Senior Principal, Consulting Solutions	B.E., PGD	37	Mar 28, 2000	13	31,54,684	TCS Ltd., IT Analyst
Sandeep M. K.	Principal Architect, SETLabs	B.E., M.E.	39	Feb 1, 1992	17	27,72,327	IIT Madras, Associate
Sandeep Raju	DM, IHL (Sales)	B.Tech., PGD	33	Jan 7, 2000	11	27,43,897	Infosys Technologies Ltd., Senior Officer – Corporate Planning
Sandeep S. Choudhari	DM, RETL	B.E., MBA	38	Jan 27, 1998	15	29,38,777	Sprint RPG India, Executive
Sanjay Jalona	VP, MFG (Sales)	M.Sc. (Tech)	39	Dec 15, 2000	18	51,04,844	Gemplus India Pvt. Ltd., Director
Sanjay Purohit	VP, Corporate Planning	B.E.	41	Dec 27, 2000	18	58,62,520	Tata Quality Management Services, Senior Consultant
Sanjeev V. R.	AVP, PE	B.E., PGD	50	Feb 12, 1998	27	35,53,927	C-Dot, Divisional Manager
Sankar Venkata Konduru	DM, ES	B.Sc., MCA	34	Jun 5, 2000	11	28,44,654	Metamor Global Solutions Inc., Software Engineer
Santhosh A.	Principal Architect, SI	B.Tech.	39	Jan 6, 1997	17	31,76,296	ITI Ltd., Manager
Sarma K. V. R. S.	Group Manager, E&R	B.Tech., M.Tech.	40	Dec 16, 1997	16	24,49,082	Bapatla Engineering College, Lecturer
Satheesha B. N.	AVP, E&R	B.E.	37	May 10, 1993	15	37,53,951	—
Sathish Kumar G.	DM, Finacle	B.E.	35	Nov 7, 1994	13	24,34,796	—
Satish Balkrishna Marulkar	GPM, BCM	B.Sc.	43	Sep 12, 2005	22	25,53,058	Kpit Cummins Infosystems Ltd., Senior Manager
Satish G.	DM, BCM	B.E.	36	Feb 13, 1995	13	30,73,560	—
Satish Grampurohit	DM, BCM	B.E.	34	Aug 28, 1995	13	27,46,071	—
Satish H. C.	AVP, BCM	B.E.	36	May 2, 1994	14	44,42,510	—
Satya Prakash Singh	DM, ES	B.Tech.	37	Feb 13, 1995	14	26,16,623	Sail, Trainee
Satyendra Kumar	SVP and Head, Quality	B.Sc. (H), M.Sc.	55	Sep 27, 2000	32	84,64,999	IMR Global, VP
Savio Anthony Coutinho	Principal Architect, NMS	B.E.	36	Jan 27, 1998	15	25,93,310	Voltas Ltd., Engineer
Savio D'Souza	General Manager, Research, SETLabs	B.Sc., MCA	38	Jun 23, 1992	16	27,41,090	—
Senthil Kumar Nallasamy	DM & DC Head, RETL	B.E.	36	Jun 25, 2001	16	34,02,566	Cosmonet Solutions Pvt. Ltd., Director
Senthil Rajan Alaguvel	Principal Consultant, SI	B.E.	35	Jul 9, 2001	15	28,65,125	Satyam Infoway Ltd., Associate Consultant
Shailesh Kumar Agrawal	AVP and Head, Corporate Accounting Group	Diploma, B.Com., A.C.S., M.Com.	34	Jun 29, 1998	13	38,72,155	IFCI, Manager
Shaji Mathew	AVP, MFG & Head, Mysore Development Center	B.Tech.	38	Jun 22, 1992	16	52,74,833	Mukand Ltd., Bombay

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Sharmistha Adhya	DM, HRD	B.Tech. (H)	35	Jun 26, 1995	13	29,64,315	—
Shashidhar B. Ramakrishnaiah	DM, BCM	B.E.	37	Feb 14, 2001	15	26,86,052	Mediaserv Information Architects Inc., Senior Solutions Consultant
Sheela Shenoy	GPM, Finacle	Diploma, B.Com., CAIIB	41	Jan 7, 2000	22	25,95,758	ICICI Ltd., Senior Officer
Shekar S. R.	Group Manager, UET, Finacle	B.Com., CAIIB	52	Jul 1, 1999	33	27,35,030	Infosys Technologies Ltd., Consultant
Shekhar S. Potnis	AVP, BCM	B.E., MBA-OR, MBA-FM	40	Nov 1, 1996	16	37,71,677	Thermax Systems & Software, Executive
Sheppard B. Lyngdoh	GPM, BCM	B.Tech., PGD	39	Dec 1, 1997	16	27,79,188	TCS Ltd., Senior Systems Analyst
Shibulal S. D.	COO and Director	B.Sc., M.Sc., MS	53	Sep 1, 1981	32	78,34,146	Sun Microsystems, Senior IR Manager
Shishank Gupta	DM, IVS	B.E.	32	Jan 6, 1997	11	26,40,895	—
Shiv Shankar N.	AVP and Head, Chennai (Sholinganallur) Development Center	B.Tech.	46	Aug 4, 1999	26	67,79,072	PRT, Senior Manager
Shobha N. Rao	GPM, IHL	B.E.	32	Mar 24, 1997	11	27,18,559	—
Shobhit Agarwal K.	General Manager, Infrastructure, Facilities	B.Com., C.A, CFA	35	Jul 31, 2000	13	27,78,444	Jardine Lloyd Thompson Insurance Consultants Ltd., Corporate Finance Manager cum Co. Secretary
Shree Priya Garg	Principal Consultant, ES	B.Tech., PGD	35	Jun 8, 1998	13	27,27,187	TISCO, Senior Officer
Shrinivas Udatha	DM, ES	B.Tech., PGD	41	Nov 29, 1999	19	33,30,986	TCS Ltd., IT Analyst
Shubha V.	AVP, IHL	B.E.	48	Aug 2, 2000	27	33,93,595	Bosch, Senior PM
Shyam Sundar V.	AVP, OCD	B.E.	40	Dec 19, 1994	19	34,68,828	Monotype India Ltd., Customer Relations
Siddharth Awasthi	Business Manager, BCM	B.Tech.	35	May 8, 1995	14	27,86,746	Integra Microsystems Pvt. Ltd., Software Engineer Trainee
Sitangshu Supakar	GPM, BCM	B.E., M.Tech.	37	Jun 24, 1996	12	26,21,585	—
Sitaram M. L.	AVP, OCD	B.E.	51	Jan 24, 2000	28	27,68,453	Network Solutions Pvt. Ltd., General Manager, Facility Management Services
Sivakumar Ekambaram	DM, IHL	B.E.	38	Mar 29, 2002	18	28,55,679	Polaris Software Ltd., Assistant VP
Sivashankar J.	VP and Head, IS	B.Tech., MMS	48	Jan 22, 1999	24	61,21,833	Aruwin Business Solutions, Director
Somakumar Kolathur	AVP, SI	B.Tech., M.Tech.	39	Feb 15, 1993	15	39,57,336	—
Somnath Baishya	Manager, Global Entry Level Recruitment and Campus Relations, HRD	B.Tech. (H), PGD	34	Apr 19, 1999	11	29,84,448	TELCO, Senior Officer
Soundararajan Sarangarajan	Divisional Manager, India Business unit	Diploma, B.E.	45	Sep 7, 2000	21	34,26,962	Standard Chartered Bank, Service DM
Sreedhara Rama Warrier	AVP, Consulting Solutions	B.Tech.	42	Jul 10, 2000	20	42,48,474	The New India Assurance Co. Ltd., Admin. Officer
Sreekumar Sreedharan	DM, ES	B.Tech., MBA	39	Jul 29, 2002	17	24,88,682	Satyam Computer Services Ltd., Senior Consultant
Sreekumar Sukumaran	AVP, Software Engineering and Technology Labs	B.Tech., M.Tech.	39	Apr 2, 2001	18	35,77,802	Wipro Technologies, Consultant
Sreenivasa R. Kashyap	DM, BCM	B.Sc.	37	Dec 18, 1995	15	25,40,681	Integra Microsystems, Technical Writer
Sridhar M.	VP and Head, CDG	B.Com., PGD	41	Aug 26, 1996	21	45,17,786	PCL, Mindware, PL
Sridhar Srinivasan Chari	GPM, PLESs	B.E., M.Tech.	39	Apr 17, 2000	16	25,90,990	NIIT Ltd., Group Consultant EDC
Sridhara N. R.	Head, Audits and Assessments, Quality	B.Sc., M.Sc.	51	Jan 1, 1984	24	26,06,736	—
Srikantan Moorthy	VP and Head, E&R	B.E.	45	Dec 7, 2000	23	64,18,854	Inventa Corporation, General Manager
Srinath Batni	Director and Head-Delivery Excellence	B.E., M.E.	53	Jun 15, 1992	30	1,26,54,419	PSI Bull (I) Ltd., Senior Manager – Marketing Technical Support
Srinidhi K. V.	Group Manager, UET, Finacle	BBM	43	May 21, 1998	23	25,92,102	State Bank of Mysore, Manager
Srinivas Kamadi	DM, ES	B.E.	35	Nov 29, 2002	12	26,15,432	Mascot Systems Ltd., PM (Lead Consultant)
Srinivas Padmanabhuni	Principal Researcher, SETLabs	B.Tech., M.Tech., Ph.D	38	Apr 22, 2002	9	31,91,834	Firewhite Inc., Software Architect
Srinivas Prabhala	DM, BCM	B.E., MS	39	Dec 18, 2006	17	32,67,298	Deloitte, VP
Srinivas Uppaluri	VP, Corporate Marketing	B.Sc., C.A.	45	Aug 21, 2002	23	50,65,391	Andersen Business Consulting, Director – Business Consulting
Srinivasa Rao Makkapati	GPM, PE	B.E., M.Tech.	39	Dec 6, 2000	17	24,47,576	Hitachi Micro Systems Asia Ltd., Assistant Design Manager
Srinivasa Rao Patnala	DM, PLES	B.Tech., M.E.	41	Jul 16, 1998	18	30,68,105	DRDL, Scientist
Srinivasan Govindan	DM, BCM	B.E.	40	Nov 12, 1998	17	26,56,762	ITC, Systems Administrator
Srinivasan Padmanabhan	DM, BCM	B.E.	40	Jul 4, 2005	18	26,89,374	Powersoft Consulting Pvt. Ltd., Technical Director
Srinivasan Raghavan	AVP, NMS	B.E.	49	Jun 23, 2000	28	39,57,483	Tata Infotech Ltd., Group Manager
Srinivasulu Mallampooty	AVP, Corporate	B.E.	37	Oct 8, 2001	15	41,65,545	Majoris Systems Pvt. Ltd., PM
Sriram Natarajan	DM, RETL	B.Tech.	34	Jun 26, 1995	13	29,04,303	—
Sriram Ranganathan	GPM, Energy, Utilities and Services	B.E.	36	Dec 9, 1996	13	25,62,691	MICO, Superintendent
Sriranga Ramanuj Acharya K. N.	University Head, PLES, PLES	B.E., M.Tech.	43	Feb 27, 2006	22	28,69,597	Honeywell Technology Solutions Lab Pvt. Ltd., Learning Lead
Srivathsan S.	Principal, Consulting Solutions	B.E.	37	Oct 9, 2006	15	25,20,917	Covansys India Pvt. Ltd., Consultant
Subhash Chandra Rastogi	AVP, ES	B.Tech., M.Tech., Ph.D	59	Dec 19, 2005	34	37,75,345	Satyam Computer Services Ltd., AVP
Subrahmanya S. V.	VP, E&R	B.E., M.Tech.	46	Oct 8, 1996	20	43,20,450	Ashok Leyland Information Technology Ltd., Assistant PM
Subramanyam G. V.	VP and Head, SETLabs	B.E.	41	Jun 15, 1988	20	67,39,356	—
Subrata Kar	DM, ES	B.Sc.	44	Nov 21, 2005	21	32,92,592	Hexware Technologies Ltd., AVP
Subraya B. M.	AVP, E&R	B.Sc., PGD, M.Sc., Ph.D	53	Dec 1, 2000	29	38,71,232	Infosys Technologies Ltd., Consultant – E&R
Suchithra Ramachandra Prabhu	AVP, IS	B.E.	37	Mar 15, 2007	15	32,00,895	IBM Global Service, General Manager

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Sudheer H. R.	DM, Finacle	B.E.	34	Feb 29, 1996	14	30,51,153	Telco Ltd., Trainee
Sudhir Albuquerque	VP, Energy, Utilities and Services & Head, Mangalore Development Center	B.E.	39	Oct 1, 1990	18	56,52,252	—
Sudhir Balakrishnan Nair	AVP, IMS	B.E.	38	Jul 29, 2002	17	32,82,625	HCL Comnet Ltd., Founder Member and Regional Manager
Sudir Babu N. P.	DM, Finacle	B.Sc., PGD	41	Feb 21, 1995	21	25,44,290	First Computer, Corporate Manager – Operations
Suma Subramanian	Group HR Manager, HRD	B.Sc., PGD	40	Apr 30, 1999	15	24,96,451	Freelance Consultant for HR
Suman Sasmal	VP, IHL	B.E., PGD	44	Dec 12, 2001	21	44,81,208	R.S. Software India Ltd., VP
Sumesan Kala	DM, RETL	B.Tech., M.Tech.	36	Feb 7, 1994	14	27,66,714	—
Sumit Virmani	Group Manager, Marketing, Finacle	B.Com., MBA	33	May 6, 2004	12	28,87,138	Polaris Software Lab Ltd., AVP Marketing
Sundar Raman K.	DM, RETL	B.Tech.	48	Jan 22, 1996	26	29,96,270	Indian Organic Chemicals Ltd., Manager
Sundaresh Shankaran	GPM, PLES	B.E.	38	Mar 9, 1998	17	28,78,518	L&T Ltd., Production Incharge
Sundaresh Shenoey	DM, MS Solutions Practice	B.Tech., M.Tech.	44	Aug 30, 2004	21	31,55,410	Accentures Services Pvt. Ltd., Senior Manager
Sunil Jose	Divisional Manager, PE	B.Tech.	39	Jun 8, 1994	17	30,75,249	Motor Indus. S/W Services Pvt. Ltd., Supervisor
Sunil Prabhu B.	GPM, India Business unit	B.E.	39	Mar 21, 1992	17	26,98,255	Agro Pvt. Ltd., Systems Software
Sunil Senan	Practice Manager, ES	B.E.	35	Jan 8, 2001	13	35,45,916	TCS Ltd., IT Analyst
Sunil Talloo	DM, IMS	B.Sc. (H), MBM, MCA	41	Jan 11, 2001	16	28,63,271	Cambridge Technology Partners, Associate Director
Surendra S.	DM, Energy, Utilities and Services	Diploma, B.E.	39	May 8, 1996	17	26,35,556	BHEL, Engineer
Suresh J. K.	AVP, E&R	B.Tech., MS, Ph.D	48	Jul 27, 1998	25	38,25,840	ADA, Deputy Project Director
Suresh Kamath K.	General Manager, C&G, Finance	B.Com.	46	Nov 26, 1987	20	26,50,602	—
Suresh N. R.	DM, Finacle	B.E., MS	34	Nov 27, 1995	12	24,09,486	—
Suresh Raghuraman	DM, CME	B.Sc., MCA	45	Apr 23, 2001	21	29,91,884	Complete Business Solutions Inc., Senior Technical Manager
Suresh Rao	DM, PE	B.E.	40	Jun 25, 1997	17	27,01,425	Accatel Modi N/W Sys, Senior Engineer – Testing
Surya Prakash K.	VP, MFG	B.E.	39	Jul 23, 1990	18	60,93,377	—
Surya Prakash Thammiraju	DM, BCM	B.Tech., M.Tech.	36	Jun 3, 2002	13	26,48,011	Espace, Senior Solutions Architect
Suryanarayanan M. S.	GPM, IVS	B.Sc., MCA	35	Aug 2, 1999	12	27,17,967	Aviation Software Development Consultancy (I) Ltd., Systems Engineer
Suryanarayanan Sankaranarayanan	Product Manager, SETLabs	B.E. (H)	47	Sep 22, 2005	25	32,63,721	Global Automation Inc., Director of Customer Solutions
Sushanth Michael Tharappan	AVP, ILI	B.Sc., MBA	33	Apr 3, 2000	11	34,15,003	Life Skills India Training Pvt. Ltd., Manager
Sushil Kumar	GPM, NMS	B.E., PGD	33	Jun 26, 1995	13	24,29,952	—
Suvro Banerjee	DM, MFG	B.E., MS	43	Oct 15, 1998	20	32,57,152	TOG Software Services Pvt. Ltd., Managing Consultant
Swaminathan R.	GPM, IMS	B.E.	37	Jun 22, 1992	16	26,58,697	—
Tapan Chandra Murshi	DM, Finacle	B.E., M.E.	42	Dec 1, 1993	17	28,13,685	Uptron India Ltd., Executive Officer
Tapas Mishra	DM, IHL	B.Sc., MCA	36	Feb 11, 2002	14	26,26,911	TCS Ltd., Assistant Consultant
Tarang S. Puranik	DM, ES	B.E.	36	May 14, 1999	15	32,30,004	TCS Ltd., IT Analyst
Tarunpreet Singh Ahluwalia	DM, CME	B.Tech.	38	Jun 26, 2000	16	26,99,972	Punjab Communications Ltd., Deputy Manager
Thirumala Arohi	DM, BCM	B.Tech.	35	Aug 25, 1997	13	25,60,624	K.T.P.S, General Engineering
Thirumaleshwara Bhat D.	Head, Testing, Finacle	B.Sc., CAIIB, M.Sc.	53	Aug 2, 1999	31	30,06,118	Infosys Technologies Ltd., Consultant
Thothathri Vevanathan	AVP, RETL & Head, Chennai (Mahindra City) Development Center	B.E.	45	Jul 6, 2000	22	52,40,597	CS&L, Senior Consultant
Tomy Thomas	DM, PE	B.Sc., B.Tech., M.Tech.	48	Jul 5, 2000	21	24,34,132	ISL Ltd., Senior Addl. Manager
Tushar Kuti Sachdev	Principal Architect, SI	B.E.	35	Nov 6, 2000	12	26,49,931	Mastek Ltd., Project Analyst
Uday Bhaskarwar	VP, India Business Unit (Sales)	B.Tech.	37	Jun 22, 1992	16	41,46,723	—
Umasree Govindarajan	GPM, SSDD Delivery	B.Sc., M.Sc.	37	Mar 6, 2006	16	25,09,205	Hexaware Technologies Ltd., Senior Consultant
Usha Prabhakara Shastry	DM, Finacle	B.Sc., M.Sc.	40	Dec 5, 2001	18	25,44,358	Sonata Software Ltd., PM
Vaijayanti A. Patharkar	DM, BCM	Diploma, B.Sc., MCM	40	Jul 1, 1996	17	26,16,649	Patni Computer Services, Developer
Valmeekanathan Subramanian	VP, PLES	B.E. (H)	43	Dec 12, 2005	23	71,53,229	Freelance Consulting, Independent
Varsha Bharat Verma	DM, RETL	B.Sc.	42	Sep 28, 2001	22	27,00,462	Infosys Technologies Ltd., Consultant
Vasudev Kamath	DM, MFG	B.Tech.	34	Feb 5, 1996	12	28,26,377	—
Venkat Narayan S.	Principal Architect, SI	B.E.	35	Jun 27, 1994	14	24,86,585	—
Venkata Ramana Reddy Gunna	Group Lead, Corporate Planning	B.Tech., MBA	39	Sep 5, 2005	15	24,53,721	Reliance Infocomm, L2
Venkata Seshu Gulibhi	DM, MFG	B.Sc., M.Tech., M.Sc.	40	Feb 21, 1994	16	32,54,674	UB Info. & Consulting Services, Executive
Venkata Subramaniyam V. V.	General Manager, C&G, Finance	B.Com.	44	Jul 8, 1998	24	25,19,558	S.N. Finance Ltd., Manager
Venkatachalam P. K.	DM, BCM	B.E.	36	Aug 23, 1993	15	29,50,949	—
Venkataramanan T. S.	VP, Finacle	B.E.	43	Nov 29, 1993	22	46,22,770	Telco Ltd., Senior Systems Officer
Venkatesh Chandrasekaran Vilapakam	DM, IVS	B.Sc., M.E.	40	Jun 2, 2003	16	33,02,425	Inautix Tech., Assistant VP
Venkatesh Gadiyar H.	General Manager, Finance	B.Com., ACA	40	Jan 20, 1997	16	29,26,135	Manipal Printer and Publishers Ltd., Accounts Officer
Venkatraman G.	DM, PE	B.E.	35	Jun 29, 1994	14	25,92,576	—
Venkatramana Gosavi	AVP, Finacle	B.E., MBA	44	Apr 3, 2002	19	35,95,322	Ramco Systems, Country Manager – India & Middle East
Verender Kumar	Senior Principal, Consulting Solutions	B.E.	39	Aug 9, 1999	19	24,33,872	IBM Global Services, PM

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Vibhuti Kumar Dubey	DM, ES & Head – Pune Development Center (Phase 2)	B.E., PGD	43	Apr 1, 2002	19	32,86,001	HCL Group, Business Development Manager
Vidya Shankar M.	Principal Architect, Products, Finacle	B.E.	40	Apr 21, 1997	18	28,97,896	Merit Systems Pvt. Ltd., Consultant
Vidyabhushana Hande	GPM, PLES	B.E., M.E.	40	Dec 3, 2001	16	26,25,920	Wavelet Technologies Pvt. Ltd., Director (R&D)
Vijaya Raghavan T. R.	Product Manager, Finacle	B.Sc., CAIIB, M.Sc., PGD	54	Sep 1, 1999	31	26,70,779	Vysya Bank, Senior Manager
Vijayaraghavan T. S.	Group Manager, Go-to-Market, Corporate Marketing	B.E., PGD	36	May 13, 1998	12	24,94,692	Infosys Technologies Ltd., Developer
Vijayasimha A. J.	DM, BCM	B.E.	34	Feb 26, 1996	12	38,05,661	—
Vikas Gupta	Regional Manager, Finacle	B.E., PGD	35	Oct 21, 2002	13	28,74,752	HCL Comnet Ltd., Regional Manager
Vikram Meghal	Principal Architect, PE	B.E.	34	Oct 13, 1997	13	24,39,723	Siemens, Executive
Vinay Rao	Group Lead, Corporate Planning	B.Tech.	41	Aug 2, 1993	19	28,10,403	Contech (I) Pvt. Ltd, Developer
Vinayak Pai V.	VP, Finance	B.Com., C.A.	37	Apr 3, 1995	16	49,74,898	Sajawat Industries Ltd., Chief Accountant
Vinayak Prabhakar Hegde	DM, IVS	B.E.	35	Mar 5, 2007	15	27,92,892	Wipro Technologies, Technical Manager
Vinayak Shankar Jadhav	GPM, RETL	B.E., MBA	36	Jan 6, 1997	13	25,23,573	Atlas Technology Pvt., Executive
Vishwanath G. N.	DM, MFG	B.E., M.Tech.	42	Dec 29, 1997	19	26,81,049	C-Dot, General Engineering
Visvanathan Lakshmi Narayan	DM, CME	B.Sc., MBA, M.S.	41	Jan 13, 2005	20	28,67,670	Hexaware Technologies Ltd., Assistant VP
Visveswara Gupta K.	AVP, REU	B.E.	39	Apr 4, 1992	16	34,81,774	—
Viswanatha Gopal K. S.	DM, CME	B.E. (H), ICWA	41	Dec 26, 2002	21	26,24,196	Ramco Systems Ltd., Senior PM
Visweswar B. K.	DM, BCM	B.E.	35	Jun 26, 1995	13	26,52,088	—
Vivek	Senior Principal, Consulting Solutions	B.Tech.	39	Jul 1, 1991	17	27,68,164	—
Vivek Gupta	DM, PE	B.Tech.	37	Dec 26, 2000	17	25,51,621	Techspan India Ltd., DC – Manager
Vivekanand P. Kochikar	AVP, E&R	B.Tech., M.Tech., Ph.D	44	May 2, 1994	17	25,76,467	HMT Ltd., Engineer (CIM)
Yegnaswamy Yegnanarayanan	DM, REU	B.E.	34	Sep 3, 2001	12	27,10,218	Hexaware Technologies Ltd., Consultant & Systems Analyst
Yogesh Kumar Bhatt	Group Manager, E&R	B.Arch, PGD, Ph.D	40	Jul 22, 1998	13	26,35,951	Nirma Institute of Management, Professor

Employed for part of the year with an average salary above Rs. 2 lakh per month

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Ajay Kumar Bohra	Product Manager, Finacle	B.E., MBA	40	Feb 13, 2001	13	3,63,677	HSBC Ltd., Relationship Manager
Ajay Sood	GPM, IS	B.Tech., MBA	37	Oct 13, 1997	13	13,53,544	UTI, Deputy Manager
Ajeet Singh Jain	Senior PM, EUS	B.Tech.	34	Aug 14, 2006	10	2,21,142	A.D.P. Pvt. Ltd., Senior PL
Amit Singh	GPM, EUS	B.E., PGD	36	Mar 16, 1998	13	27,29,468	Infosys Technologies Ltd., Senior Systems Analyst
Anand Ganapathy Chennira	Group Manager, Go-to-Market, ES	B.E., PGD	35	Oct 12, 1998	11	12,30,229	Asian Paints, Executive
Anil Sarin	Product Manager, Product Incubation Engineering	B.Sc. (H), M.Sc.	49	Aug 23, 2007	26	20,63,626	IBM India Pvt. Ltd., Engineering Manager
Aniruddha Gopal Rahalkar	Senior PM, BCM	B.E.	37	Dec 18, 2000	15	2,43,721	IIS Infotech Ltd., Assistant Consultant
Aniruddha N. Gharat	GPM, Finacle	B.E.	35	Jun 10, 1996	13	4,23,060	Jay Computers & Software (P) Ltd., Customer Support Engineer
Anuradha Amudalapalli	DM, IVS	B.Tech.	38	Apr 2, 2007	16	29,89,146	FSS, Director - Engineering
Ardhendu Sekhar Das	Divisional Manager & DC Head, EUS	B.E.	42	Jan 23, 1998	20	19,67,716	Fujitsu Network Communications Inc., Database Administrator
Arun Kumar Mahapatra	DM, ES	BA, LLB, PGD	43	Sept 10, 2007	23	16,42,444	HCL Tech Ltd., Deputy General Manager
Ashok Kacker	Principal Consultant, ILI	B.Tech., MBA	60	Jan 24, 2005	38	5,75,738	Success Dynamics (Own Business), Director
Ashwini Abhijit Kuber	GPM, MFG	BCS, MCM	38	Jan 31, 2005	16	7,53,765	K. P. I. T Cummins Infosystems Ltd., Senior Manager
Avinash Garg	GPM, IMS	B.E., PGD	36	May 21, 2007	15	22,14,584	Computer Sciences Corporation India Pvt. Ltd., Senior Manager – GIS
Babuji S.	AVP, PE	Diploma, B.E.	58	Dec 17, 1997	35	9,08,632	Mahindra British Telecom Ltd., Chief Manager
Balaji Ramachandran	Principal, Consulting Solutions	MBBS	42	Jul 26, 2007	17	17,19,372	Sentient Health Pvt. Ltd., Consultant
Bhashyam M. R.	AVP, Quality	B.E., M.E.	57	Jul 7, 1995	33	3,22,376	ADA, Assistant Project Director
Bhuwan Singh Atri	Senior Associate, SSDD	B.Tech., PGD	32	May 9, 2005	7	2,15,486	Evalueserve Pvt. Ltd., Assistant VP
Bikramjit Maitra	SVP, HRD	B.Sc., B.Tech.	53	Feb 22, 1999	28	55,30,397	R. S. Software, VP
Cheriyan M. Thampy	DM, PE	B.Tech.	38	May 8, 1995	15	4,56,470	BHEL, Electronic Engineer
Chetan Dinesh Gaglani	DM, IMS	B.E., M.S.	40	May 28, 2007	16	24,20,915	Unisys, Program Manager & Lead Architect
Deepak Natraj Ramamurthi	VP, Finance	B.Com. (H), CA	42	Jul 10, 2000	18	45,16,344	Ernst & Young, Head - Assurance Services, Chennai
Deepak Sinha	VP, OCD	B.Sc. (H)	60	Apr 6, 1998	38	38,60,756	India Air Force, Head
Deependra Moitra	AVP, SETLabs	B.Tech.	38	Dec 12, 2002	15	4,58,533	Bell Labs, General Manager
Devapriyo Ghose	Principal Consultant, ILI	B.A., M.A., MBA	49	Oct 7, 2002	25	7,24,309	ICFAI Business School, Faculty Member

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Digambar Sudhakar Patil	Group Test Manager, IVS	B.E., M.Tech.	44	Apr 2, 2007	22	21,40,807	P.T.C Software India Pvt. Ltd., Group Manager
Dinesh Narayan	GPM, IS	B.E., MS	39	Sept 10, 2007	15	15,43,849	United Airlines, Senior Manager
Fijoe Joseph Mathew	DM, IVS	B.E.	36	Sept 20, 2007	15	13,58,384	IBM India Pvt. Ltd., Senior Delivery Program Manager
Ganesh Rajamani	DM, BCM	B.E.	39	Apr 28, 1997	17	18,58,739	Parag Computers, Developer
Gaurav Gupta	GPM, AP&C	B.Tech.	38	Jul 1, 1993	14	2,38,410	—
Girish Vasant Vaidya	DM, CME	Diploma, B.E.	44	Jul 16, 2007	20	21,57,601	Adea Solutions, Director, Delivery
Gopal Devanahalli	VP, Corporate Planning	PGD, M.Sc. (Tech)	40	Oct 1, 1999	16	21,54,879	Ford Credit Kotak Mahindra Ltd., Regional Manager
Hitesh Vrajlal Shah	Principal Architect, E&R	B.E., M.S.	45	Nov 11, 2002	22	21,68,296	Union Bank of Switzerland, Divisional VP
Jagdish Krishna Vasishtha	AVP, CME	B.E.	37	Apr 17, 1997	16	21,07,795	AT&T, Senior Engineer
Janardhan Hubikal Narayana	PM, SETLabs	B.E.	39	Feb 3, 2003	14	2,53,898	Mascot Systems, PM
Jayesh Dhanvantkumar Sanghrajka	General Manager, Finance	B.Com., ICWA, CA	34	Jul 17, 2000	10	13,06,232	KPMG, Assistant Manager
Jothiganesh Nagarajan	GPM, IMS	Diploma	36	Apr 28, 2003	15	14,01,074	Wipro Infotech, Technical Specialist
Kartik C. Krishnamurti	DM, MFG	B.E.	31	Jul 19, 2007	10	2,70,162	ANZ Information Technology, Portfolio Manager
Krishna Kumar P.	Principal Architect, SETLabs	B.Tech.	32	Aug 25, 1997	11	13,16,634	BPL Uswest Cell Ltd., PL
Krithika Muthukrishnan	Engagement Leader, Corporate	B.E., PGD	33	Mar 6, 2000	10	19,96,151	Tata Strategic Management Group, Associate Consultant
Kumar B. V.	Principal Researcher & Technologist, SETLabs	B.Sc., M.Tech., M.Sc., Ph.D	48	Apr 21, 2003	18	24,12,772	Sun Microsystems, Senior Technology Consultant
Lalit Suresh Kathpalia	DM, NMS	Diploma, B.E.	41	Apr 14, 2004	19	3,29,527	HSBC Software Development (India) Pvt. Ltd., Delivery Head
Madhuchandra R.	Senior PM, Finacle	B.Sc.	36	Mar 11, 1996	14	2,44,774	Intellect Data Systems & Software Pvt. Ltd., Senior Executive Co-ordinator
Madhusudhan B. S.	Principal Consultant, PLES	B.E., M.Tech., Ph.D	46	Jul 22, 2002	22	28,88,346	GE India Tech. Centre, Mechanical Engineer
Mahesh Venugopalan	Case Leader, Corporate	B.E., MBA	36	Sept 15, 2000	11	4,27,447	Gallup MBA (G) Pvt. Ltd., Associate Project Director
Manish Agarwal	Senior Technical Architect, ES	B.Tech., M.S.	34	Apr 7, 2003	10	10,98,917	Excommerce Global Solutions, Principal Consultant
Manish Kulkarni	Principal Consultant, IMS	Diploma, B.E.	38	Oct 1, 2007	16	14,12,142	Avaya India, Group Manager
Manjunath Kunchum Subramanya	Manager, Shared Services, HRD	B.E.	34	Jan 13, 2003	12	2,50,625	Toyota Kirloskar Motor Pvt. Ltd., Assistant Manager – Purchasing
Manmohan R. Kandoi	GPM, IHL	B.E.	34	Apr 28, 1997	13	2,74,384	L&T Ltd., PM
Manohar Baburao Powar	GPM, PE	B.E., M.E.	42	Dec 2, 2004	21	4,74,853	TCS Ltd., Associate Consultant
Maruthi V. S. R. Kara	GPM, RETL	Diploma, AMIE	38	Nov 26, 2001	18	4,23,168	Satyam Computer Services Ltd., Associate Consultant
Md. Iqbal	DM, SETLabs	B.Tech.	36	May 2, 1994	14	28,23,342	Kirloskar Computer Services, Associate Engineer
Merwin Fernandes	VP, Finacle	B.Com.	48	Aug 6, 1997	27	34,73,495	DSQ Software Ltd., Business Development Manager
Milind A. Pol	Senior PM, Corporate Planning	B.Tech.	34	Oct 13, 1997	11	3,47,070	Suneeta Precision Tools, Engineer
Mirza Barkatullah Baig	Regional Manager, CCD	Diploma, B.E.	36	Jul 10, 2006	12	3,81,490	Executive Office of The President, Branch Chief
Nagaraj N. S.	AVP, SETLabs	B.E.	38	Jun 22, 1992	16	13,87,306	—
Nandakumar Thiruvengadam	DM, IVS	B.Com., AICWA, ACS.	44	Aug 28, 2006	23	10,87,822	Hexaware Technologies Ltd., AVP
Nandita Mohan Gurjar	VP and Group Head, HRD	B.A., M.A.	47	Dec 3, 2007	18	13,38,284	Infosys BPO Ltd., PR, VP & Head of HRD
Narayanan Venkataraman	DM, BCM	B.E., M.S.	39	Jun 11, 2007	17	20,44,608	Changepond Technologies Ltd., Divisional Manager
Naveen Malhotra	Group Manager, Go-to-Market, Corporate Marketing	B.E.	37	Oct 8, 2007	16	11,91,031	Satyam Computer Services Ltd., Head – Multiple Business
Nithyanandan R.	AVP & General Counsel, Legal, Finance	B.A., LLB (H)	32	Dec 7, 1998	10	16,29,921	RIL, Lawyer
Nitin Abhange	GPM, NMS	B.E., M.Tech.	35	Feb 26, 1996	11	10,12,238	—
Prakash Babu	GPM, PE	B.Tech., M.E.	36	Nov 7, 1994	14	3,17,362	BPL Ltd., General Engineering
Prasad Balakrishna Honnavalli	Principal Consultant, SI	B.E.	42	Aug 20, 2007	18	17,01,052	Sword Global India Pvt. Ltd., Technical Director
Naga Malleswara Prasad Sivalanka	GPM, EUS	B.Sc., M.Sc.	35	Aug 29, 1994	13	5,07,780	—
Prashant Punghya L.	GPM, Corporate Planning	Diploma, B.E.	35	Feb 9, 1999	13	14,18,874	Uniplus Consultants, Programmer Analyst
Pravin Chandra Bolar	Principal Consultant, IMS	B.E., MBA	36	Nov 14, 2005	16	5,88,493	DHL, I.S. Director
Preeti Chandrashekhar	Senior Principal, Consulting Solutions	B.Sc. (H), M.Sc., M.Phil	42	Jul 31, 2000	17	33,61,781	LIC of India, Admin. Officer
Privit Raj	Group Leader, Process Deployment, Quality	Diploma, B.A., PGD	36	Feb 29, 2000	15	2,11,742	Woodward Governor India Pvt. Ltd., Assistant Manager

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Pushpak Banerjee	GPM, EUS	B.E.	37	Dec 26, 2002	14	17,35,682	Apar Technologies, Consultant
Raghu Iyer	GPM, IS	B.Sc., MBA, Ph.D	51	Jun 1, 2006	18	4,67,808	Pro Un Ltd., Consultants, Programme Manager
Rajeev Wahi	Principal, RETL	B.Tech., PGD	37	Apr 2, 2007	14	24,02,474	TCS Ltd., Regional Manager
Rajesh Kalyanshetti	Senior Technical Architect, SI	B.E.	35	Aug 5, 1996	12	2,67,459	Gec Alsthom India, General Engineering
Raju Goteti	Group Manager, Go-to-Market, Corporate Marketing	B.Tech., M.E.	45	Jul 19, 2002	20	4,99,626	Oracle Corporation, Senior Solution Manager
Rakesh Ramchandra Shinde	Principal Architect, MFG	BCS, MCS	34	Dec 2, 2002	14	25,91,150	Van Alen Inc., Consultant
Rakesh Sharad Jadhav	Senior PM, MFG	B.E., PGD	36	Sept 29, 2003	11	2,47,045	SAS India, Associate Consultant
Ram Prasad Mamidi	Principal Consultant, SI	B.E.	38	Dec 24, 2007	17	6,71,924	Airtel, General Manager
Rama Krishna Venkata Siva Chinta	Principal Architect, SETLabs	B.Tech.	41	Sept 23, 2004	19	13,69,257	Satyam Computers Services Ltd., Delivery Head
Ramachandran Kallankara	AVP, ES	B.Tech., PGD	45	May 10, 1993	21	23,97,866	Canbank Financial Services, Project Executive
Ramakanta Mohapatra	DM, SI	B.Sc., B.Laws, MCA	38	Oct 29, 2007	14	10,48,244	TCS Ltd., Senior Consultant
Ramanan Raghavan	GPM, MFG	B.E., M.Sc.	36	Sept 11, 2000	13	13,50,613	SRA Systems Ltd., Deputy Manager
Ramaseshan Suthamally Subramanian	GPM, CME	B.Sc., M.Sc.	37	Jun 25, 2007	15	20,33,619	Siemens Public Communication Networks Pvt. Ltd., Senior Manager, Software Development
Ramesh S.	AVP – HR Consulting & Internal Communications, HRD	B.Tech., PGD	40	Sept 18, 1996	17	7,69,715	VST Industries Ltd., Personnel Executive
Ravi Ranjan Gorremuchu	GPM, EUS	B.Tech., M.Tech.	38	Aug 6, 2007	16	16,52,516	Keane, General Manager
Ravikumar Sreedharan	Senior Principal Consultant, ES	B.Tech.	36	May 5, 2003	14	21,02,094	Satyam Computer Services Ltd., Account Manager
Ravindra M.P.	SVP, E&R	B.Sc., M.Sc., Ph.D	60	Aug 13, 2001	34	53,55,399	HCL Technologies, Head, SDC & VP
Ravishankar M. R.	AVP, PLES	B.E., M.E.	42	Jan 16, 1998	20	8,99,833	TCS Ltd., Associate Consultant
Renuka S. R.	Principal Architect, SETLabs	B.E.	33	Aug 25, 1997	11	3,44,526	BEL, Deputy Engineer
Rishi Kumar Jain	Group Lead, Corporate Planning	B.E., M.Tech.	35	Jun 24, 1996	11	15,86,365	—
Rudreshwar Sen	Product Manager, Product Incubation Engineering	B.Sc., M.Sc., M.Phil	40	Nov 8, 2007	17	11,51,638	Arul Systems, Deputy Director
Sajaneel S. Ankola	GPM, Canada	B.Sc., B.Sc. Tech	41	Jul 1, 1998	19	13,23,670	Tata Infotech, Manager
Sampath Kumar M. K.	GPM, EUS	B.Tech.	34	Aug 5, 1996	12	23,33,986	—
Sanjay Mohan	AVP and Head, Product Incubation Engineering	B.E., M.S.	42	May 24, 2007	18	33,67,645	IBM Global Service, General Manager
Sanjeev Goel	DM, EUS	B.E.	41	Feb 4, 1999	19	6,81,463	TCS Ltd., Associate Consultant
Santonu Sarkar	Principal Architect, SETLabs	B.E., M.Tech., Ph.D	41	Sept 16, 2002	15	17,91,781	Hughes Software Systems, Senior Technical Leader
Sathyanarayana Krishnamurthy	Principal Consultant, ES	B.E., M.Tech.	41	Apr 16, 2007	17	24,34,447	Enzen Global Solutions Pvt. Ltd., AVP
Satish Kumar Sundara Suri	Senior Consultant, ES	B.Tech.	33	Feb 10, 2003	11	10,54,889	Deloitte Consulting, Senior Consultant
Shailendra Jha	AVP, CME	B.E. (H)	47	Dec 1, 2000	26	8,30,020	Zensar Technologies Ltd., General Manager
Shammi Kapoor	DM, CME	B.Sc. Engg., PGD	45	Aug 13, 2007	17	17,60,041	Alcatel India Ltd., Senior Manager
Shireesh Jayashetty	Principal Architect, SI	B.E.	36	Nov 7, 1994	14	5,84,092	Xlnet Software Systems, Trainee
Shivakumar Prabhakaran	Principal Consultant, IMS	Diploma	34	Feb 3, 2003	13	8,50,995	Artec Software, Assistant Manager
Shubhashis Sengupta	Principal Researcher, SETLabs	B.E., Ph.D	37	Jun 30, 2000	11	33,13,032	TELCO, Engineer
Soundara Rajan Ramanujam	Group Technical Consultant, PLES	B.Tech., M.E.	53	Jul 16, 2007	30	17,86,763	Honeywell Technology Solutions Lab Pvt. Ltd., SPM
Sreedhar Subramonia Iyer	Senior PM, PLES	B.Tech., MS	39	Aug 17, 2000	17	6,48,841	Philips Software Centre, Technical Leader
Srinivas Seshadri	Group Lead, Corporate Planning	B.E.	38	Apr 21, 1997	15	11,12,979	AT&T, SSIL, Engineer, QA/FST
Srinivas Thonse	Principal Architect, SETLabs	B.E.	38	Mar 23, 1992	16	12,56,273	PSI Data Systems Ltd., Software Engineer
Stephen Sanjay Desmond Emmanuel	DM, IVS	B.E.	33	Sept 3, 2007	13	14,13,920	The Vanguard Group, IT Manager
Subramaniam V.	GPM, CME	B.E.	40	Aug 21, 2006	18	15,10,301	Tata Teleservices Ltd., General Manager
Subramanian Sundaramurthy	DM, BCM	B.Sc., MCA	42	Sept 3, 2007	18	11,61,786	Siptech Solutions Ltd., VP
Sudhanshu Bahadur	Senior Principal, SaaS	B.Tech., MS, MBA	43	Feb 20, 2008	17	4,64,204	Intel Technology India Pvt. Ltd., Senior Strategic Analyst
Suman Kumar Kanth	Group Test Manager, IVS	B.Sc. Engg., MBA, PGD	36	Jul 23, 2007	15	17,19,894	Quark Media House India Pvt. Ltd., Director, QA
Suman Kumar Saha	PM, MFG	B.Sc., MCA	33	Aug 2, 1999	9	2,02,986	HCL Perot Systems, Associate
Sundararajan A. J.	Senior HR Manager, Business Partner, HRD	BA, MSW	41	Aug 2, 2004	17	7,10,501	Praxair India Ltd., Senior Manager – System HR

Employee Name	Designation	Qualification	Age	Joining date	Experience (Years)	Gross remuneration (Rs.)	Previous Employment – Designation
Sunder Prahlad Madakshira	Group Manager, Brand & Communication, Corporate Marketing	B.E., PGD, Ph.D	35	Nov 2, 2006	11	11,75,829	Visa International, Marketing Manager
Sunil Kumar Dhareshwar	General Manager, International Taxes, Finance	C.A.	32	Jul 1, 1999	9	4,02,081	—
Suresh Rajagopalan	DM, Finacle	B.Sc., MCA	40	May 14, 2007	18	25,07,348	First Gulf Bank, SVP – IT
Suryaprakash Viswanath Kareenahalli	DM, RETL	B.E., PGD	42	Oct 15, 2007	29	13,15,784	Wipro Technologies Ltd., General Manager
Tarun Mehta	Consultant, ES	B.Tech., PGD	31	Sept 8, 2004	6	2,19,253	Asian PPG Industries Ltd., Business Development Executive
Tejas Shantilal Faldu	Principal, RETL	B.E., PGD	36	Oct 18, 2004	12	14,19,471	3M India Ltd., Section Chief – Imports & Materials Mgmt.
Thirugnana Sambandam Gurunathan	Group Test Manager, IVS	B.E.	36	May 14, 2007	16	21,89,743	IBM Global Service, Program Manager
Venkatesh S. G.	DM, Finacle	B.E.	38	May 6, 1999	16	12,72,105	IBM Global Services, Software Consultant
Vinayak Vishnu Chiplunkar	DM, IHL	B.Sc., B.Sc. MCM (Applied), M.Sc.,	47	May 14, 2007	25	24,90,800	Patni Computer Systems Ltd., Senior Manager

Note: *Remuneration includes basic salary, allowances, taxable value of perquisites, etc. The term remuneration has the meaning assigned to it in the Explanation to Section 198 of the Companies Act, 1956.*
None of the employees are related to any director of the Company.
None of the employees own more than 2% of the outstanding shares of the Company as on March 31, 2008.
The nature of employment is contractual in all the above cases.

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2008

Designations	
AVP	Associate Vice President
CEO	Chief Executive Officer
COO	Chief Operating Officer
CTO	Chief Technical Officer
DM	Delivery Manager
GPM	Group Project Manager
PL	Project Leader
PM	Project Manager
SPM	Senior Program Manager
SVP	Senior Vice President
VP	Vice President

Units at Infosys			
ANA	Automotive and Aerospace	IHL	Insurance Healthcare & Life Sciences
APAC	Asia Pacific	ILI	Infosys Leadership Institute
BCM	Banking and Capital Markets	IMS	Infrastructure Management Services
CCD	Computers and Communications Division	IS	Information Systems
CDG	Communication Design Group	IVS	Independent Validation Solutions
CSP	Communication Service Providers	MTC	Microsoft Technology Center
DCG	Domain Competency Group	PE	Product Engineering
E&R	Education and Research	PLES	Product Lifecycle and Engineering Solutions
EMEA	Europe, Middle East and Africa	REU	Energy, Utilities and Resources
ES	Enterprise Solutions	SA&A	Security Audit and Architecture
F&A	Finance & Administration	SETLabs	Software Engineering and Technology Labs
GSE	Global Sales Effectiveness	SGS	Strategic Global Sourcing
HRD	Human Resources Department	SI	Systems Integration
HRPG	High Risk Projects Group	TNS	Transportation and Services
HTDM	Hi-Tech and Discrete Manufacturing		

c) Statement pursuant to Section 212 of the Companies Act, 1956

in Rs. crore

Subsidiary	Infosys Technologies (Australia) Pty. Ltd.	Infosys Technologies (China) Co. Ltd.	Infosys Consulting, Inc.	Infosys Technologies, Mexico.	Infosys BPO Ltd.	Infosys BPO S.R.O.*	Pan Financial Shared Services India Pvt. Ltd.*	P-Financial Services Holding B.V.*	Infosys BPO (Poland) Sp.Z.o.o*	Infosys BPO (Thailand) Ltd.*
Financial period ended	Mar 31, 2008	Dec 31, 2007	Mar 31, 2008	Mar 31, 2008	Mar 31, 2008	Mar 31, 2008	Dec 31, 2007	Dec 31, 2007	Dec 31, 2007	Dec 31, 2007
Holding company's interest as of March 31, 2008	100.00% in equity shares	100.00% in capital	100.00% in equity shares	100.00% in capital	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares
Shares held by the holding company in the subsidiary	1,01,08,869 shares of A$ 0.11 par value, fully paid up	NA	4,00,00,000 shares of US$ 1.00 par value, fully paid up	NA	3,38,22,319 equity shares of Rs. 10 each fully paid up	NA	NA	NA	NA	NA
Net aggregate profits / losses of the subsidiary for the current period so far as it concerns the members of the holding company										
a. dealt with or provided for in the accounts of the holding company	–	–	–	–	–	–	–	–	–	–
b. not dealt with or provided for in the accounts of the holding company	Profit: 101	Loss: 7	Loss: 51	Loss: 7	Profit: 150	Profit: 4	Loss: 2	–	Profit: 1	Loss:1
Net aggregate profits / losses for previous financial years of the subsidiary so far as it concerns the members of the holding company										
a. dealt with or provided for in the accounts of the holding company	–	–	–	–	–	–	–	–	–	–
b. not dealt with or provided for in the accounts of the holding company	Profit: 89	Loss: 54	Loss: 181	–	Profit: 275	Loss: 3	–	–	–	–

Note: 1. There is no change in the holding company's interest in the subsidiary between the end of the financial year of the subsidiary and the end of the holding company's financial year.

2. No material changes have occurred between the end of the financial year of the subsidiary and the end of the holding company's financial year in respect of- (a) the subsidiary's fixed assets (b) the subsidiary's investments (c) the moneys lent by subsidiary (d) the moneys borrowed by subsidiary for any purpose other than that of meeting current liabilities.

Subsidiary	Exchange rate as of March 31, 2008	Issued and subscribed share capital	Reserves	Loans	Total assets	Total liabilities	Investments			Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	Proposed dividend
							Long-term	Current	Total					
Infosys Technologies (Australia) Pty. Ltd	1 AUD = Rs. 36.55	4	224	–	228	228	–	–	–	556	145	44	101	–
Infosys Technologies (China) Co. Ltd.	1 RMB = Rs. 5.71	46	(63)	32	15	15	–	–	–	77	(7)	–	(7)	–
Infosys Consulting, Inc	1 USD = Rs. 40.02	169	(222)	–	(53)	(53)	–	–	–	246	(51)	–	(51)	–
Infosys Technologies, Mexico.	1 MXN = Rs. 3.76	22	(7)	–	15	15	–	–	–	3	(7)	–	(7)	–
Infosys BPO Ltd.	INR	34	451	–	485	485	111	72	183	825	158	8	150	–
Infosys BPO S.R.O.*	1 CZK = Rs. 2.45	3	4	1	8	8	–	–	–	40	7	3	4	–
Pan Financial Shared Services India Pvt Ltd*	INR	22	(2)	–	20	20	–	–	–	14	(2)	–	(2)	–
P-Financial Services Holding B.V.*	1 EUR = Rs. 63.25	108	1	4	113	113	72	–	72	–	–	–	–	–
Infosys BPO (Poland) Sp.Z.o.o*	1 PLN = Rs. 17.88	4	41	7	52	52	–	–	–	55	1	–	1	–
Infosys BPO (Thailand) Ltd.*	1 THB = Rs. 1.27	9	(1)	6	14	14	–	–	–	6	(1)	–	(1)	–

**Wholly-owned subsidiary of Infosys BPO Limited.*

Notes: 1. Information on Subsidiaries is provided in compliance with the Central Government Approval vide 47/56/2008 - CL - III dated 25 Feb, 2008. We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at our registered office in Bangalore, India.

2. Infosys Mexico was incorporated in June 2007. In October 2007, Infosys BPO concluded a sale and purchase agreement with Koninklijke Phillips Electronics N.V (Phillips) by means of which BPO made a 100% investment in the share capital amounting Rs.107 crore in P-Financial Services Holding B.V, the Netherlands entity (Holding Company), which in turn made an investment in three entities i.e. Pan Financial Shared Services India Pvt Ltd situated in Chennai (India), Infosys BPO (Poland) Sp.Z.o.o situated in Lodz (Poland) and Infosys BPO (Thailand) Limited, situated in Bangkok (Thailand).

Directors' responsibility statement

d) The directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in conformance with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us; and guidelines issued by the Securities and Exchange Board of India on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards. The accounting policies used in the preparation of the financial statements have been consistently applied except as otherwise stated in the notes on accounts.

The Board of Directors accepts responsibility for the integrity and objectivity of these financial statements. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner, the form and substance of transactions, and reasonably present our state of affairs and profits for the year. To ensure this, we have taken proper and sufficient care in implementing a system of internal control and accounting records; for safeguarding assets; and for preventing and detecting frauds as well as other irregularities; which are reviewed, evaluated and updated on an ongoing basis. Our internal auditors have conducted periodic audits to provide reasonable assurance that the established policies and procedures have been followed. However, there are inherent limitations that should be recognized in weighing the assurances provided by any system of internal controls and accounts.

The financial statements have been audited by M/s. BSR & Co., Chartered Accountants, and statutory auditors.

The audit committee meets periodically with the internal auditors and the statutory auditors to review the manner in which the auditors are discharging their responsibilities, and to discuss auditing, internal control and financial reporting issues. To ensure complete independence, the statutory auditors and the internal auditors have full and free access to the members of the audit committee to discuss any matter of substance

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2008

Auditors' certification on corporate governance

To the members of Infosys Technologies Limited,

We have examined the compliance of conditions of Corporate Governance by Infosys Technologies Limited ("the Company"), for the year ended on March 31, 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Bangalore
April 30, 2008

Management's discussion and analysis

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (SEBI) and Generally Accepted Accounting Principles (GAAP) in India. Our Management accepts responsibility for the integrity and objectivity of these financial statements, as well as for various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, so that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs, profits and cash flows for the year.

A. Industry structure and developments

Changing economic and business conditions, rapid technological innovation, proliferation of the internet, and globalization are creating an increasingly competitive market environment that is driving corporations to transform the manner in which they operate.

Customers are increasingly demanding improved products and services with accelerated delivery times and at lower prices. To adequately address these needs, corporations are focusing on their core competencies and using outsourced technology service providers to help improve productivity, develop new products, conduct research and development activities, reduce business risk, and manage operations more effectively.

The role of technology has evolved from supporting corporations to transforming them. The ability to design, develop, implement, and maintain advanced technology platforms and solutions to address business and customer needs has become a competitive advantage and a priority for corporations worldwide. Concurrently, the prevalence of multiple technology platforms and a greater emphasis on network security and redundancy have increased the complexity and cost of information technology (IT) systems, and have resulted in greater technology-related risks. The need for more dynamic technology solutions and the increased complexity, cost and risk associated with these technology platforms have created a growing need for specialists with experience in leveraging technology to help drive business strategy.

There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased corporations' reliance on their outsourced technology service providers and are expected to continue to drive future growth for such services. Although there has been a slight slowdown in the purchase of IT services during 2008 due to the slowdown of the global economy, there continues to be significant growth in the purchase of IT services. According to a leading analyst firm, IT services and outsourcing purchases during 2008 will grow at 9% as compared to 12% during 2007.

Increasing trend towards offshore technology services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become very important. Corporations are increasingly turning to offshore technology service providers to meet their need for high quality, cost competitive technology solutions. As a result, offshore technology service providers have become mainstream in the industry and continue to grow in recognition and sophistication. The effective use of offshore technology services offers a variety of benefits, including lower total cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of technology solutions and more flexibility in scheduling. In addition, technology companies are also recognizing the benefits of offshore technology service providers in software research and development and related support functions, and are outsourcing a greater portion of these activities. The range of services delivered offshore is also increasing. A leading analyst firm has forecasted that outsourcing expenditure on services will increase from US $226 billion in 2006 to an estimated US $328 billion by 2011. During the same period, spending on services in the business process outsourcing (BPO) market is likely to grow from US $144 billion to an estimated US $234 billion.

The India advantage

India is recognized as the premier destination for offshore technology services. According to a factsheet published by NASSCOM in February 2008, IT services (excluding BPO, product development and engineering services) exports from India are expected to cross US $23 billion in fiscal 2008 and BPO exports from India are expected to cross US $10.9 billion.

There are several key factors contributing to the growth of IT and IT-enabled Services (ITeS).

High quality delivery: According to the *Process Maturity Profile* published by the Carnegie Mellon Software Engineering Institute in September 2007, approximately 250 Indian companies had acquired quality certifications with around 80 companies certified at SEI CMM Level 5 – higher than any other country in the world. SEI-CMM is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of organizations' management system processes and methodologies. Level 5 is the highest level of the CMM assessment.

Significant cost benefits: The *NASSCOM Strategic Review 2007* suggests that India has a strong track record of delivering a significant cost advantage, with clients reporting savings of up to 25-50% over the original cost base.

Abundant skilled resources: India has a large and highly skilled English-speaking labor pool. According to NASSCOM, India produces approximately 3.1 million university and college graduates, including approximately 5,00,000 technical graduates, annually.

NASSCOM Strategic Review 2007 suggests that the large and growing pool of skilled professionals has been a key driver of the rapid growth in the Indian IT-ITeS sector. NASSCOM says that India has the single-largest pool of suitable offshore talent – accounting for 28% of the total suitable talent pool available across all offshore destinations and outpacing the share of the next closest destination by a factor of at least 2.5.

The factors listed above also make India the premier destination for other services such as ITeS, which we refer to as business process management. Industry analysts have observed that business process management services of leading offshore technology service providers have strong prospects for growth, given the providers' experience, proven track record and breadth of client relationships. According to a factsheet published by NASSCOM in February 2008, the Indian ITeS and business process outsourcing services export market was US $8.4 billion in fiscal 2007 and is estimated to be between US $10.5-11 billion in fiscal 2008.

While these advantages apply to many companies with offshore capabilities in India, we believe that there are additional factors critical to a successful, sustainable and scalable technology services business. These factors include the ability to:

- effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable services
- increase depth and breadth of service offerings to provide a one-stop solution in an environment where corporations are increasingly reducing the number of technology services vendors they are using
- develop and maintain knowledge of a broad range of existing and emerging technologies

- demonstrate significant domain knowledge to understand business processes and requirements
- leverage in-house industry expertise to customize business solutions for clients
- attract and retain high quality technology professionals, and
- make strategic investments in human resources and physical infrastructure (or facilities) throughout the business cycle.

Evolution of technology outsourcing

The nature of technology outsourcing is changing. Historically, corporations either outsourced their technology requirements entirely or on a stand-alone, project-by-project basis. In an environment of rapid technological change, globalization and regulatory changes, the complete outsourcing model is often perceived to limit a corporation's operational flexibility and not fully deliver potential cost savings and efficiency benefits. Similarly, project-by-project outsourcing is also perceived to result in increased operational risk and co-ordination costs, and is seen as failing to fully leverage technology service providers' extensive capabilities. To address these issues, corporations are developing a more systematic approach to outsourcing that necessitates their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

Global Delivery Model (GDM)

Our Global Delivery Model allows us to produce where it is most cost-effective and sell services where it is most profitable. The GDM enables us to derive maximum benefit from:

- access to our large pool of highly skilled technology professionals
- 24-hour execution capabilities across multiple time zones
- the ability to accelerate delivery times of large projects by simultaneously processing project components
- physical and operational separation of client projects to provide enhanced security
- cost competitiveness across geographical regions
- built-in redundancy to ensure uninterrupted services, and
- a knowledge management system that enables us to re-use solutions where appropriate.

In a typical offshore development project, we assign a team of technology professionals to visit a client site and determine the scope and requirements of the project. Once the initial specifications of the project have been established, our project managers return to the relevant global development center to supervise a larger team of technology professionals dedicated to the development or implementation of the solution. Typically, a small team remains at the client site to manage project co-ordination and address changes in requirements as the project progresses. Teams return to the client site, when necessary, to ensure seamless integration. To the extent required, a dedicated team provides ongoing maintenance from our global development centers. The client's systems are linked to our facilities, enabling simultaneous processing in our global development centers. Our model ensures that project managers remain in control of execution throughout the life cycle of the project, regardless of the location.

For the past 17 years, we have successfully executed projects at our global development centers. We have 52 global development centers, of which 26 are located in India, 11 are in North America, 9 are in the Asia-Pacific region and 6 are in Europe. Our largest development centers are located in India.

Our quality control processes and programs are designed to minimize defects and ensure adherence to pre-determined project parameters. Additionally, software quality advisors help individual teams establish appropriate processes for projects, and adhere to multi-level testing plans. The project manager is responsible for tracking metrics, including actual effort spent versus initial estimates, project budgeting and estimating the remainder of efforts required on a project.

Our Global Delivery Model mitigates risks associated with providing offshore technology services to our clients. For our communication needs, we use multiple service providers and a mix of satellite, terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunications carriers to provide high-speed links inter-connecting our global development centers. Internationally, we rely on multiple satellite links to connect our Indian global development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients. Our business continuity center in Mauritius enables us to transfer the execution of a portion of our business activities rapidly from our Indian global development centers to Mauritius, and is an example of our investment in redundant infrastructure.

End-to-end solutions

We provide comprehensive end-to-end business solutions that leverage technology. Our service offerings include custom application development, maintenance and production support, package enabled consulting and implementation, technology consulting and other solutions, including business process management and solutions, product engineering solutions, infrastructure maintenance services, operations and business process consulting, testing solutions, and systems integration services. These offerings are provided to clients across multiple industry verticals including banking and capital markets, communications, energy, manufacturing and retail. We also provide a core banking software solution, Finacle®, and provide customization and implementation services around this solution.

We complement our industry expertise with specialist support for our clients. We also leverage our Software Engineering and Technology Labs (SETLabs) to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable, redundant and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMI Level 5 internal quality and project management processes. Our knowledge management system enables us to leverage existing solutions across the organization, where appropriate. We have developed in-house tools for project management and software life cycle support. We also bring to bear our unique methodologies in our consulting practice to provide value added services to our clients. These processes, methodologies, knowledge management systems and tools reduce the overall cost to the client, and enhance the quality and speed of delivery.

Our engagements generally include more than one of the solutions. Revenues attributable to custom application development, maintenance and production support, software re-engineering, package-enabled consulting and implementation and technology consulting services represented a majority of our total revenues in fiscal 2008.

Critical accounting policies

We consider the policies related to (a) use of estimates, (b) revenue recognition, and (c) income tax to be critical to an understanding of our financial statements as their application places the most significant demands on the Management's judgement, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Details of policies adopted by us have been provided in *Schedule 23.1, Significant Accounting Policies*, in the schedules to financial statements for the year ended March 31, 2008.

B. Financial condition

A summary of our financial position as at March 31, 2008 and 2007 is given below:

in Rs. crore

	March 31, 2008	%	March 31, 2007	%	Growth %
Sources of funds					
Shareholders' funds					
Share capital	286	2.1	286	2.6	–
Reserves and surplus	13,204	97.9	10,876	97.4	21.4
	13,490	100.0	11,162	100.0	20.9
Application of funds					
Fixed assets					
Original cost	4,508	33.4	3,889	34.8	15.9
Depreciation	(1,837)	(13.6)	(1,739)	(15.6)	5.6
Net book value	2,671	19.8	2,150	19.2	24.2
Capital work-in-progress	1,260	9.3	957	8.6	31.7
	3,931	29.1	3,107	27.8	26.5
Investments	964	7.2	839	7.6	14.9
Deferred tax assets	99	0.7	79	0.7	25.3
Current assets, loans and advances					
Sundry debtors	3,093	22.9	2,292	20.5	34.9
Cash and bank balances	6,429	47.7	5,470	49.0	17.5
Loans and advances	2,705	20.1	1,199	10.7	125.6
	12,227	90.7	8,961	80.3	36.4
Current liabilities	(1,483)	(11.0)	(1,162)	(10.4)	27.6
Provisions	(2,248)	(16.7)	(662)	(5.9)	239.6
	(3,731)	(27.7)	(1,824)	(16.3)	104.6
Net current assets	8,496	63.0	7,137	63.9	19.0
	13,490	100.0	11,162	100.0	20.9

Sources of funds

1. Share capital

At present, we have only one class of shares – equity shares of par value Rs. 5/- each.

Our authorized share capital is Rs. 300 crore, divided into 60 crore equity shares of Rs. 5/- each. The issued, subscribed and paid up capital as of March 31, 2008 and March 31, 2007 was Rs. 286 crore.

During the year, employees exercised 5,00,465 equity shares issued under the 1998 Stock Option Plan, and 2,85,431 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 7,85,896 and share capital increased by Rs. 0.39 crore. Details of options granted, outstanding and vested as of March 31, 2008 are given elsewhere in this report.

In fiscal 2007, we allotted bonus shares in the ratio of 1:1 resulting in an addition of 27,68,43,176 equity shares. The bonus issue resulted in an increase of paid up capital by Rs. 138 crore which was capitalized from general reserves.

The details of the increase are provided in the table below:

	2008		2007	
	Equity shares (No.)	Rs. crore	Equity shares (No.)	Rs. crore
Share capital – beginning of the year	57,12,09,862	286	27,55,54,980	138
Add: Capitalization of general reserves for bonus issue	–	–	27,68,43,176	138
Add: Shares issued upon ESOP exercise				
The 1998 Plan	5,00,465	–	22,00,938	1
The 1999 Plan	2,85,431	–	1,66,10,768	9
Sub-total	7,85,896	–	1,88,11,706	10
Share capital – end of the year	57,19,95,758	286	57,12,09,862	286

Our equity shares are currently listed in India on the NSE and BSE and the NASDAQ in the U.S. Our market capitalization as of March 31, 2008 was Rs. 82,362 crore, (previous year Rs. 1,15,307 crore) based on NSE price. The same was US $20.46 billion (previous year US $28.70 billion) based on NASDAQ price. As of March 31, 2008, the total number of shareholders on record was 5,55,562 and the total founder holding percentage was 16.52%.

2. Reserves and surplus

A summary of reserves and surplus is provided in the table below:

in Rs. crore

	2008	2007
a. Capital reserve	6	6
b. Share premium	2,851	2,768
c. General reserve	3,705	3,258
d. Profit and loss account	6,642	4,844
Total	13,204	10,876

a. Capital reserve

The balance as of March 31, 2008 amounted to Rs. 6 crore, same as in the previous year.

b. Share premium

A statement of movement in the share premium account is given below:

in Rs. crore

	2008	2007
Balance – beginning of the year	2,768	1,543
Add: Premium on ESOP exercise	58	1,206
Income tax benefit arising from ESOP exercise	25	19
Balance – end of the year	2,851	2,768

The addition to the share premium account of Rs. 58 crore during the year is on account of premium received on issue of 7,85,896 equity shares, on exercise of options under the 1998 and 1999 stock option plans.

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employees Stock Option Plan. FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2008, 7,85,896 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. FBT on exercise of stock options of Rs. 2 crore has been paid by us and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

An amount of Rs. 25 crore (Rs. 19 crore in the previous year) was credited to the share premium account arising due to tax benefits in overseas jurisdiction of deductions earned on exercise of employees stock options, in excess of compensation charged to the profit and loss account.

c. General reserves

A statement of movement in the general reserves is given below:

in Rs. crore

	2008	2007
Balance – beginning of the year	3,258	3,015
Add: Transfer from P&L account	447	378
Fair value of options issued in exchange for IBPO options	–	12
Less: Gratuity transitional liability	–	(9)
Capitalized for bonus issue	–	(138)
Balance – end of the year	3,705	3,258

An amount of Rs. 447 crore representing 10% of the profits for the year ended March 31, 2008 (previous year Rs. 378 crore) was transferred to the general reserves account from the profit and loss account.

Effective April 1, 2006, we adopted the revised accounting standard on employee benefits. Pursuant to the adoption, our transitional obligations amounted to Rs. 9 crore. As required by the standard, the obligation was recorded with the transfer to general reserves in fiscal 2007.

On July 15, 2006, we allotted bonus shares in the ratio of 1:1 resulting in an addition of 27,68,43,176 equity shares. The bonus issue resulted in an increase of paid-up capital by Rs. 138 crore which was capitalized from general reserve in fiscal 2007.

In January 2007, we initiated the purchase of outstanding options in Infosys BPO from its option holders. The option holders were given a choice to sell their options and / or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value. Consequent to this proposal, we granted 1,51,933 Infosys options under the 1999 Plan valued at a fair value of Rs. 12 crore. Accordingly, the investment in Infosys BPO and the general reserves had increased by Rs. 12 crore in fiscal 2007.

d. Profit and loss account

The balance retained in the profit and loss account as of March 31, 2008 is Rs. 6,642 crore, after providing the interim and final dividend for the year of Rs. 758 crore and one-time special dividend of Rs. 1,144 crore and dividend tax of Rs. 323 crore thereon. The total amount of profits appropriated to dividend including dividend tax was Rs. 2,225 crore, as compared to Rs. 751 crore in the previous year.

Shareholder funds

The total shareholder funds increased to Rs. 13,490 crore as of March 31, 2008 from Rs. 11,162 crore as of the previous year end.

The book value per share increased to Rs. 235.84 as of March 31, 2008 compared to Rs. 195.41 as of the previous year-end.

Application of funds

3. Fixed assets

A statement of movement in fixed assets is given below:

in Rs. crore

	2008	2007	Growth %
Land: Freehold	131	76	72.4
Leasehold	98	95	3.2
Buildings	1,953	1,471	32.8
Plant and machinery	823	760	8.3
Computer equipment	961	944	1.8
Furniture and fixtures	539	541	(0.4)
Vehicles	3	2	50.0
Gross block	4,508	3,889	15.9
Less: Accumulated depreciation	(1,837)	(1,739)	5.6
Net block	2,671	2,150	24.2
Add: Capital work-in-progress	1,260	957	31.7
Net fixed assets	3,931	3,107	26.5
Depreciation			
as % of revenues	3.5	3.6	
as % of average gross block*	13.7	14.6	
Accumulated depreciation			
as % of gross block*	42.9	46.8	

**Excluding land*

The details of built-up area and seats are provided in the table below:

	2008	2007
Built-up area (sq. ft. in million)		
Completed	16.48	11.96
In progress	8.36	10.31
Seats (No.)		
Completed	77,754	58,488
In progress	26,881	32,967

a. Capital expenditure

We incurred an amount of Rs. 1,370 crore (Rs. 1,443 crore in the previous year) as capital expenditure comprising of additions to gross block of Rs. 1,067 crore and Rs. 303 crore on account of increase in capital work-in-progress. The entire capital expenditure was funded out of internal cash flows.

b. Additions to gross block

During the year, we added Rs. 1,067 crore to our gross block comprising Rs. 189 crore for investment in computer equipment and the balance of Rs. 878 crore on infrastructure investment.

We invested Rs. 58 crore to acquire 471 acres of land at Chennai and Hyderabad.

Due to several new development centers being operationalized, details of which are provided elsewhere in this Annual Report, the expenditure on buildings, computer equipment, plant and machinery, furniture and fixtures and vehicles increased by Rs. 482 crore, Rs. 189 crore, Rs. 210 crore, Rs. 127 crore and Rs. 1 crore, respectively.

During the previous year, we added Rs. 1,058 crore to our gross block, including investment in computer equipment of Rs. 249 crore and the balance of Rs. 809 crore on infrastructure investment.

c. Deductions to gross block

During the year, we deducted Rs. 448 crore (net book value of zero) from the gross block comprising Rs. 440 crore of retirement on assets, Rs. 7 crore on donation of computer systems and Rs. 1 crore on disposal of various assets. During the previous year, we retired / transferred various assets with a gross block of Rs. 6 crore and Rs. 1 crore book value.

d. Capital expenditure commitments

We have a capital expenditure commitment of Rs. 600 crore, as of March 31, 2008 as compared to Rs. 655 crore as of March 31, 2007.

4. Investments

We make several strategic investments which are aimed at procuring business benefits for us. The details of investments as of March 31, 2008 and the movement in the investment account during the year is summarized in the table below:

in Rs. crore

Company	March 31, 2007	Additions	Redeemed / written off	Provisions	March 31, 2008	% of holding as at the year end
Subsidiaries						
Infosys BPO Limited	637	22	–	–	659	99.98
Infosys Technologies (China) Co. Limited	46	–	–	–	46	100.00
Infosys Technologies (Australia) Pty. Ltd.	66	–	–	–	66	100.00
Infosys Consulting, Inc.	90	81	–	–	171	100.00
Infosys Technologies, S. de R. L. de C. V.	NA	22	–	–	22	100.00
	839	125	–	–	964	
Others						
OnMobile Systems Inc., USA	9	–	–	9	–	
M-Commerce Ventures Pte. Ltd., Singapore	2	–	–	2	–	
	11	–	–	11	11	
Less: Provision for investments	(11)	–	–	(11)	(11)	
Total	839	125	–	–	964	

The revenues, net profit and net worth information relating to our subsidiaries are provided below:

in Rs. crore

	Revenues			Net Profit / (Loss)				Net worth
	2008	2007	Growth (%)	2008	2007	Growth (%)	% of revenue for fiscal 2008	As of March 31, 2008
Infosys BPO Limited – Consolidated	937	662	41.5	153	152	0.7	16.3	491
Infosys Technologies (China) Co. Limited	77	60	28.3	(7)	(29)	75.9	(9.1)	(17)
Infosys Technologies (Australia) Pty. Ltd.	556	446	24.7	101	71	42.3	18.2	228
Infosys Consulting, Inc.	246	213	15.5	(51)	(111)	54.1	(20.7)	(53)
Infosys Technologies, S. de R. L. de C. V.	3	NA	–	(7)	NA	–	(233.3)	15
Total	1,819	1,381	31.7	189	83	127.7	10.4	

Infosys Consulting, Infosys China and Infosys Mexico are in the investment phase and this has resulted in the reported losses. The information relating to related party transactions with subsidiaries is given elsewhere in the report.

The details of employees in each of the subsidiaries is provided in the table below:

No.

	2008	2007
Infosys BPO Limited – Consolidated	16,295	11,226
Infosys Technologies (China) Co. Limited	699	669
Infosys Technologies (Australia) Pty. Ltd.	363	306
Infosys Consulting, Inc.	265	209
Infosys Technologies, S. de R. L. de C. V.	75	NA

Majority owned subsidiary

Infosys BPO Limited

We established Infosys BPO Limited as a majority owned and controlled subsidiary on April 3, 2002, to provide business process management services. Infosys BPO seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes. The movement of investment in Infosys BPO is provided in the following table:

	2008		2007	
	Shares (No.)	Rs. crore	Shares (No.)	Rs. crore
Balance – beginning of the year	3,34,61,902	637	2,44,99,993	25
Shares purchased from IBPO employees	3,60,417	22	2,11,909	12
Shares purchased from Citicorp	–	–	87,50,000	530
Purchase of unvested options from IBPO employees	–	–	–	58
Options swap with IBPO employees	–	–	–	12
Balance – end of the year	3,38,22,319	659	3,34,61,902	637

During the year ended March 31, 2008, we completed the purchase of 3,60,417 Infosys BPO shares from its employee shareholders, consequent to the forward share purchase agreement entered with them in February 2007. Following this, our holding in Infosys BPO is 99.98%.

Wholly-owned subsidiaries

Infosys Technologies (China) Co. Limited

On October 10, 2003, we set up a wholly-owned subsidiary in the People's Republic of China named Infosys Technologies (China) Co. Limited.

Infosys Technologies (Australia) Pty. Limited

On January 2, 2004, we acquired 100% of equity in Expert Information Services Pty. Limited, Australia, and renamed the company as Infosys Technologies (Australia) Pty. Limited. The consideration comprised a payment in cash of Rs. 66 crore on conclusion and an earn-out on achieving financial conditions over a three-year period ending March 31, 2007. We paid Rs. 40 crore as earnout for the three year period ending March 31, 2007.

Infosys Consulting, Inc.

On April 8, 2004, we set up a wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA, to add high-end consulting capabilities to our Global Delivery Model. During the year, an additional investment of US $20 million (Rs. 81 crore) was made in Infosys Consulting, Inc., to fund its operational requirements. The subsidiary is still in the investment phase and is expected to break even in the near future.

Infosys Technologies S. de R. L. de C. V., Mexico

During the year, we incorporated Infosys Technologies, S. de R. L. de C. V., a wholly-owned subsidiary in Mexico, to improve proximity to our North American clients. As of March 31, 2008, we had invested an aggregate of Mexican Pesos 60 million (Rs. 22 crore) in the subsidiary.

5. Deferred tax assets

We recorded deferred tax assets of Rs. 99 crore as of March 31, 2008 (Rs. 79 crore as of March 31, 2007). Deferred tax assets represent timing differences in the financial and tax books arising from depreciation on assets and provision for sundry debtors.

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

6. Sundry debtors

Sundry debtors amount to Rs. 3,093 crore (net of provision for doubtful debts amounting to Rs. 40 crore) as of March 31, 2008, compared to Rs. 2,292 crore (net of provision for doubtful debts amounting to Rs. 22 crore) as of March 31, 2007. These debtors are considered good and realizable. Debtors are at 19.8% of revenues for the year ended March 31, 2008, compared to 17.4% for the previous year, representing a DSO (days sales outstanding) of 72 days and 64 days for the respective years. We collected an amount of Rs. 208 crore in the first week of April 2008. Including this, the DSO would have been 67 days as against the reported 72 days.

Our largest client constituted 21.4% of sundry debtors as of March 31, 2008. No single client constituted more than 10% of sundry debtors as of March 31, 2007.

The age profile of debtors is given below:

in %

Days	2008	2007
0-30	58.3	58.5
31-60	29.1	36.7
61-90	3.9	2.1
91 +	8.7	2.7
	100.0	100.0

Provisions are generally made for all debtors outstanding for more than 180 days as also for others, depending on the Management's perception of the risk. The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors which could affect the customer's ability to settle.

The movement in provisions for doubtful debts during the year is as follows:

in Rs. crore

	2008	2007
Opening balance	22	10
Add: Amount provided	42	24
Less: Amount written-off	24	12
Closing balance	40	22

Provision for bad and doubtful debts as a percentage of revenue is 0.27% in fiscal 2008 as against 0.18% in fiscal 2007.

The unbilled revenues as of March 31, 2008 and 2007 amounted to Rs. 472 crore and Rs. 312 crore respectively.

7. Cash and cash equivalents

The bank balances in India include both Rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas.

in Rs. crore

	2008	2007
Cash balances	–	–
Bank balances in India		
Current accounts	60	169
Deposit accounts	5,772	4,790
Foreign currency accounts (EEFC)	181	131
Unclaimed dividend account	2	2
Bank balances outside India		
Current accounts	414	378
Total cash and bank balances	6,429	5,470
Deposits reported under loans and advances	1,260	140
Total cash and cash equivalents	7,689	5,610
Cash and equivalents / assets	57.0%	50.3%
Cash and equivalents / revenues	49.1%	42.7%

The deposit account represents deposits of maturity up to 365 days. Details of the same are given below:

in Rs. crore

	2008	2007
ICICI Bank Limited	1,000	500
State Bank of India	1,000	150
Bank of Baroda	500	500
Bank of India	500	500
IDBI Bank	475	–
HDFC Bank	450	–
Corporation Bank	440	300
Bank of Maharashtra	362	50
Barclays Bank	280	–
Axis Bank	250	300
HSBC Bank	250	100
The Bank of Nova Scotia	150	300
Canara Bank	115	500
Standard Chartered Bank	–	500
ABN AMRO Bank N.V.	–	350
Citibank N.A.	–	300
Calyon Corporate Bank	–	225
Punjab National Bank	–	175
ING Vysya Bank Limited	–	25
BNP Paribas	–	15
Total	5,772	4,790

Our treasury policy calls for investing surpluses with highly-rated companies, banks and financial institutions for maturities up to 365 days, as also with liquid mutual funds with a limit on investments in individual entities.

8. Loans and advances

in Rs. crore

	2008	2007
Unsecured, considered good		
Loans to subsidiary	32	22
Advances		
Pre-paid expenses	27	28
Interest accrued but not due	186	51
Advance to Gratuity Fund Trust	12	–
For supply of goods and rendering of services	10	3
Others	20	20
Sub-total	287	124
Unbilled revenues	472	312
Advance income tax	215	352
MAT credit entitlement	169	–
Loans and advances to employees	106	105
Electricity and other deposits	24	20
Rental deposits	11	10
Deposits with financial institutions and body corporate*	1,421	261
Mark-to-market on options / forward contracts	–	15
Total	2,705	1,199

An amount of Rs. 161 crore (Rs. 121 crore as at March 31, 2007) deposited with the Life Insurance Corporation of India to settle leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and hence not considered as "cash and cash equivalents".

During the year, we disbursed an amount of Rs. 10 crore (US $3 million) as loan to our wholly-owned subsidiary, Infosys Technologies (China) Co. Limited. The loan is repayable within five years from the date of disbursement at the discretion of the subsidiary. As of March 31, 2008, the outstanding loan was Rs. 32 crore (US $8 million).

Advances are primarily toward amounts paid in advance for value and services to be received in future. Unbilled revenues represent revenue recognized in relation to efforts incurred on fixed-price and time-and-material contracts not billed as of the year-end. Advance income tax represents payments made toward tax liability and also refund due for the previous years.

The details of advance income tax are given below:

in Rs. crore

	2008	2007
Domestic tax	132	264
Overseas tax	83	88
	215	352

Pursuant to the changes in the Indian Income Tax Act, we have calculated our tax liability after considering Minimum Alternate Tax (MAT). This has not resulted in an additional tax expense as MAT can be set off against any future tax liability. Accordingly, Rs. 169 crore is shown under "Loans and advances" in the balance sheet as of March 31, 2008.

Loans to employees have remained the same compared to the previous year, despite an increase in the number of employees. This is because we have discontinued fresh disbursements under all the loan schemes except for personal loans and salary advances which we continue to provide primarily to employees in India who are not executive officers or directors. We also provide allowances for purchase of cars and houses for our middle-level managers. The details of these loans are given below:

in Rs. crore

	2008	2007
Salary advances	64	63
Soft loans	34	27
Housing loans	8	13
Other loans	–	2
	106	105

The salary advances represent advances to employees, both in India and abroad, which are recoverable within 12 months.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are toward buildings taken on lease by us for our software development centers and marketing offices in cities across the world.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits. The details of such deposits are given below:

in Rs. crore

	2008	2007
HDFC Limited	1,000	–
GE Capital Services India	260	140
	1,260	140
Restricted deposits		
Life Insurance Corporation of India*	161	121
	1,421	261

** For funding leave obligations of employees*

9. Current liabilities

in Rs. crore

	2008	2007
Sundry creditors		
for goods and services	36	23
for accrued salaries and benefits	524	356
For other liabilities		
Provision for expenses	239	281
Retention monies	52	23
Withholding and other taxes	206	172
Mark-to-market on options / forward contracts	116	–
Gratuity obligations–unamortized amount	33	–
Due to option holders of IBPO	–	2
Others	3	4
Sub-total	1,209	861
Advances received from clients	4	4
Unearned revenue	268	295
Unclaimed dividend	2	2
Total	1,483	1,162

Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff and also our liability for leave encashment valued on an actuarial basis. The details are as follows:

in Rs. crore

	2008	2007
Accrued salaries payable	46	28
Accrued bonus and incentive payable	329	208
Unavailed leave		
as per actuarial valuation	149	120
	524	356

Sundry creditors for other liabilities represent amounts accrued for various other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate and the same will be paid in due course.

The mark-to-market on options / forward contracts as of March 31, 2008 were Rs. 116 crore. Pursuant to the Institute of Chartered Accountants of India (ICAI) announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and measurement", we have early adopted the standard for the year under review, to the extent that the adoption does not conflict with the existing mandatory accounting standards and other authoritative pronouncements, companies law and regulatory requirements. The details on outstanding options / forward contracts are provided in the notes to the financial statements.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight line basis to the profit and loss account over 10 years, representing the average future service period of employees. An amount of Rs. 4 crore was amortized during the year. The unamortized balance as of March 31, 2008 was Rs. 33 crore.

Advances received from clients denote monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, and fixed-time frame contracts for which related costs were not yet incurred. Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

10. Provisions

in Rs. crore

	2008	2007
Proposed dividend	1,559	371
Tax on dividend	265	63
Income taxes	381	207
Post-sales client support	43	21
	2,248	662

Proposed dividend represents the final dividend, including special dividend, we recommended to the shareholders. Upon approval by the shareholders, this will be paid after the Annual General Meeting. Provision for tax on dividend, including special dividend, denotes taxes payable on dividends declared for the year.

Provisions for taxation represent estimated income tax liabilities, both in India and abroad. The details are as follows:

in Rs. crore

	2008	2007
Domestic tax	72	48
Overseas tax	309	159
	381	207

The provision for post-sales client support is toward likely expenses for providing post-sales client support on fixed-price contracts.

11. Net current assets

Net current assets as of March 31, 2008 were Rs. 8,496 crore, compared to Rs. 7,137 crore in the previous year. The current ratio was 3.28 as of March 31, 2008 as compared to 4.91 in the previous year.

12. Contingent liabilities

The statement of capital commitments and contingent liabilities as of March 31, 2008 and 2007 are given below:

in Rs. crore

	2008	2007
Estimated amount of unexecuted capital contracts (net of advances and deposits)	600	655
Outstanding guarantees and counter guarantees	2	2
Claims against the Company, not acknowledged as debts	3	15
Forward contracts outstanding	2,148	770
Options contract outstanding	508	1,158
Lease obligations	140	168

As of March 31, 2008, our net foreign currency exposure that is not hedged by a derivative instrument or otherwise is Nil (Rs. 995 crore as at March 31, 2007).

C. Results of operations

Summary of financial results for the year ended March 31, 2008 and 2007 is given below:

in Rs. crore

	2008	%	2007	%	Growth %
Income: Software services	15,051	96.2	12,611	95.9	19.4
Products	597	3.8	538	4.1	11.0
Total income	15,648	100.0	13,149	100.0	19.0
Software development expenses	8,876	56.7	7,278	55.4	22.0
Gross profit	6,772	43.3	5,871	44.6	15.4
Selling and marketing expenses	730	4.7	719	5.5	1.5
General and administration expenses	1,079	6.9	927	7.0	16.4
Operating profit (PBIDTA)	4,963	31.7	4,225	32.1	17.5
Interest	–	–	–	–	–
Depreciation	546	3.5	469	3.6	16.4
Operating profit after interest and depreciation	4,417	28.2	3,756	28.5	17.6
Other income, net	683	4.4	375	2.9	82.1
Provision for investments	–	–	2	–	–
Profit before tax and exceptional items	5,100	32.6	4,129	31.4	23.5
Provision for tax*	630	4.0	352	2.7	79.0
Net profit after tax before exceptional items	4,470	28.6	3,777	28.7	18.3
Exceptional items, net of taxes	–	–	6	0.1	–
Net profit after tax and exceptional items	4,470	28.6	3,783	28.8	18.2

**Includes a reversal of tax amounting to Rs. 121 crore, and Rs. 125 crore for the year ended March 31, 2008 and March 31, 2007 respectively*

Quarterly results of operations

Summary of quarterly results for the year ended March 31, 2008 is given below:

in Rs. crore

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08
Income	3,551	3,862	3,999	4,236
Gross profit	1,440	1,689	1,780	1,863
Operating profit (PBIDTA)	1,010	1,242	1,327	1,384
Net profit*	1,028	1,074	1,186	1,182
Gross profit %	40.6	43.7	44.5	44.0
Net profit %	28.9	27.8	29.7	27.9

**Net profit for Q1, Q3 and Q4 of fiscal 2008 includes a reversal of tax provisions amounting to Rs. 51 crore, Rs. 50 crore and Rs. 20 crore respectively*

1. Income

The income for the year ended March 31, 2008 grew by 34.1% in US Dollar terms. However, income in Rupee terms grew by 19% on account of a 11.2% appreciation of the Rupee against the US Dollar during the year.

	2008	2007	% change
Income (US $ million)	3,912	2,918	34.1
Average US $ Rupee rate (Rs.)	40.00	45.06	(11.2)
Income (Rs. crore)	15,648	13,149	19.0

In constant Dollar terms (considering the average rate of fiscal 2007), the income in Rupee terms for fiscal 2008 was lower by Rs. 1,979 crore.

Income from software services and products is as follows:

in Rs. crore

	2008	%	2007	%	Growth %
Overseas	15,429	98.6	12,935	98.4	19.3
Domestic	219	1.4	214	1.6	2.3
	15,648	100.0	13,149	100.0	19.0

Our revenues are generated primarily on fixed-time frame or time-and-material basis. Revenue from software services on fixed-price and fixed-time frame contracts are recognized as per the proportionate-completion method. On time-and-material contracts, revenue is recognized as the related services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services by project type is as follows:

in %

	2008	2007
Fixed price	33.0	28.0
Time-and-material	67.0	72.0
	100.0	100.0

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at client sites as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India.

The segmentation of revenues by location (including product revenue) is as follows:

in %

	2008	2007
Onsite	50.9	51.7
Offshore	49.1	48.3
	100.0	100.0

The services performed onsite typically generate higher revenues per-capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. Therefore, any increase in the onsite effort impacts our margins. The details of effort mix for software services and products in person months are as follows:

in %

	2008	2007
Onsite	29.8	30.1
Offshore	70.2	69.9
	100.0	100.0

The growth in software services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes.

The details of the same are given below:

	2008	2007
Income (in Rs. crore)		
Software services	15,051	12,611
Software products	597	538
	15,648	13,149
Person months		
Software services		
Onsite	1,63,665	1,29,729
Offshore	3,52,323	2,74,989
Billed-total	5,15,988	4,04,718
Software products	33,373	26,517
Non-billable	1,61,504	1,24,212
Training	63,606	64,889
Sub-total	7,74,471	6,20,336
Support	36,502	32,190
Total	8,10,973	6,52,526
Increase in billed person months		
Onsite	33,936	36,952
% change	26.2	39.8
Offshore	77,334	69,316
% change	28.2	33.7
Total	1,11,270	1,06,268
% change	27.5	35.6
Support / total (%)	4.5	4.9

Software services

During the year, the volumes grew by 27.5% compared to 35.6% in the previous year. The onsite and offshore volume growth were 26.2% and 28.2% during the year, compared to 39.8% and 33.7% in the previous year. In US Dollar terms, onsite per capita revenues increased by 4.3% during the year, offshore per capita revenues increased by 7.2%, and blended per capita revenues increased by 5.3%. During the previous year, onsite per capita revenues increased by 6.4%, offshore per capita revenues increased by 2.4% and blended per capita revenues increased by 5.5% in US Dollar terms.

Details of geographical and business segmentation of revenues and client concentration are provided elsewhere in this report.

Software products

The revenues from software products grew 11% compared to 50.7% in the previous year. Of the software products revenue, 71.4% came from exports, compared to 67.4% in the previous year.

2. Expenditure

2.1 Software development expenses

in Rs. crore

	2008	%	2007	%	Growth %
Revenues	15,648	100.0	13,149	100.0	19.0
Software development expenses					
Salaries and bonus	7,017	44.8	5,640	42.9	24.4
Technical sub-contractors	975	6.2	864	6.6	12.9
Overseas travel expenses	431	2.8	392	3.0	9.9
Cost of software packages	238	1.5	217	1.6	9.7
Communication expenses	55	0.4	52	0.4	5.8
Post-sales customer support	46	0.3	12	0.1	283.3
Other expenses	114	0.7	101	0.8	12.9
Total	8,876	56.7	7,278	55.4	22.0

Employee costs consist of salaries paid to employees in India and include overseas staff expenses. The total software professionals person-months increased to 7,74,471 for the year ended March 31, 2008 from 6,20,336 person-months during the previous year, an increase of 24.8%. Of this, the onsite and offshore billed person months (including software products) are 1,63,665 and 3,85,696 for the year ended March 31, 2008, as compared to 1,29,729 and 3,01,506 for the previous year. The non-billable and trainees person-months were 2,25,110 and 1,89,101 during the current and previous year respectively. The non-billable and trainees person-months were 29.1% and 30.5% of the total software professional person-months for the current and previous year respectively. We added 22,671 employees (gross) and 13,659 employees (net) during the year as compared to 22,567 employees (gross) and 15,173 employees (net) during the previous year.

The utilization rates of billable employees for the year ended March 31, are as below:

in %

	2008	2007
Including trainees	70.9	69.5
Excluding trainees	77.3	77.6

We incurred software development expenses at 56.7% of revenues, compared to 55.4% during the previous year. The cost of sub-contractors includes Rs. 773 crore toward purchase of services from related parties, primarily subsidiaries in fiscal 2008, as against Rs. 633 crore in the previous fiscal. The details of such related party transactions are available in notes to accounts. The balance amount is toward availing the services of external consultants to meet mismatch in certain skill sets that are required in various projects. We continue to use these consultants on a need basis.

During the year ended March 31, 2008, we voluntarily settled with the California Division of Labor Standards Enforcement toward possible overtime payment to certain employees in California, USA, for a total amount of Rs. 102 crore.

We recorded health insurance liabilities based on the maximum individual claimable amounts by employees. During the year, we completed reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability, and the net excess provision of Rs. 71 crore was written back.

The overseas travel expenses, representing cost of travel abroad for software development, constituted approximately 2.8% and 3.0% of total revenue for the years ended March 31, 2008 and 2007. Overseas travel expenses include visa charges of Rs. 133 crore (0.8% of revenues) for the year, compared to Rs. 109 crore (0.8% revenues) in the previous year.

Cost of software packages represents the cost of software packages and tools procured for our internal use for enhancing the quality of our services and also for meeting the needs of software development, and includes software procured from third parties for resale with our banking product. The cost of software packages was 1.5% and 1.6% of the revenues for the year ending March 31, 2008 and 2007. Our accounting policy is to charge such purchases to the profit and loss accounts in the year of purchase.

A major part of our revenues come from offshore software development. This involves the large-scale use of technological connectivity in order to be online with clients. The communication expenses represent approximately 0.4% of revenues for the years ended March 31, 2008 and 2007, respectively.

The provision for post-sale customer support was Rs. 46 crore (0.3% of revenue) and Rs. 12 crore (0.1% of revenue) for the year ended March 31, 2008 and 2007, respectively.

Other expenses representing staff welfare, computer maintenance, consumables and rent have reduced to 0.7% of revenues during the year from 0.8% in the previous year.

2.2 Gross profit

The gross profit during the year was Rs. 6,772 crore representing 43.3% of revenues compared to Rs. 5,871 crore representing 44.6% of revenues in the previous year.

2.3 Selling and marketing expenses

We incurred selling and marketing expenses at 4.7% of our total revenues, compared to 5.5% during the previous year.

in Rs. crore

	2008	%	2007	%	Growth %
Revenues	15,648	100.0	13,149	100.0	19.0
Selling and marketing expenses					
Salaries and bonus	506	3.2	447	3.4	13.2
Overseas travel expenses	86	0.6	94	0.7	(8.5)
Brand building and marketing expenses	70	0.5	94	0.7	(25.5)
Commission charges	14	0.1	24	0.2	(41.7)
Professional charges	18	0.1	23	0.2	(21.7)
Others	36	0.2	37	0.3	(2.7)
Total	730	4.7	719	5.5	1.5

Employee costs consist of salaries paid to sales and marketing employees and include bonus payments. The number of sales and marketing personnel increased from 486 as of March 31, 2007 to 543 as of March 31, 2008.

Brand building expenses include expenses incurred for participation in various seminars and exhibitions, both in India and abroad, various sales and marketing events organized by us, and other promotional expenses incurred on advertisement and sales. We added 170 new customers as compared to 160 during the previous year. Commission charges primarily consist of expenses incurred by Finacle® with regard to agents' fees paid for sourcing business from international markets. It also includes commission paid for software service revenues derived from overseas markets. Professional charges primarily relate to payments made to PR agencies, legal charges, translation charges, etc.

2.4 General and administration expenses

We incurred general and administration expenses amounting to 6.9% of our total revenues, compared to 7.1% during the previous year.

in Rs. crore

	2008	%	2007	%	Growth %
Revenues	15,648	100.0	13,149	100.0	19.0
General and administration expenses					
Salaries and bonus	233	1.5	183	1.4	27.3
Professional charges	167	1.1	137	1.0	21.9
Telephone charges	117	0.7	106	0.8	10.4
Office maintenance	120	0.8	95	0.7	26.3
Power and fuel	106	0.7	88	0.7	20.5
Travel and conveyance	92	0.6	85	0.7	8.3
Repairs to building, plant and machinery	40	0.2	38	0.3	5.3
Rent	15	0.1	14	0.1	7.1
Provision for bad and doubtful debts	42	0.3	24	0.2	0.8
Others	147	0.9	157	1.2	(6.4)
Total	1,079	6.9	927	7.1	16.4

Employee costs increased as the number of administration personnel increased from 2,408 as of March 31, 2007 to 2,691 as of March 31, 2008. Professional charges increased due to increased use of service providers. These charges include fees paid for availing services such as tax consultancy, US GAAP audit, SOX consultancy, recruitment and training, and legal charges. Expenses on telephone charges, office maintenance, power and fuel, travel and conveyance, repairs to buildings, plant and machinery, and rent increased due to increased business activity. Other expenses (a grouping of many expenses) have reduced to Rs. 147 crore (0.9% of revenue) for the year ended March 31, 2008 from Rs. 157 crore (1.2% of revenue) in the previous year.

3. Operating profits

We earned an operating profit (PBIDTA) of Rs. 4,963 crore, representing 31.7% of total revenues compared to Rs. 4,225 crore, representing 32.1% of total revenues, during the previous year.

4. Interest

No interest expense was incurred during the year ended March 31, 2008 and 2007 as we continued to be debt-free.

5. Depreciation

We provided Rs. 546 crore and Rs. 469 crore toward depreciation for the years ended March 31, 2008 and 2007, representing 3.5% and 3.6% of total revenues. The depreciation for the years ended March 31, 2008 and 2007 includes an amount of Rs. 16 crore and Rs. 26 crore, toward 100% depreciation on assets costing less than Rs. 5,000 each. The depreciation as a percentage of average gross block (excluding land) is 13.7% and 14.6% for the years ended March 31, 2008 and 2007.

6. Other income, net

The details of other income for fiscal 2008 and 2007 are given below:

in Rs. crore

	2008	2007
Interest – bank deposits and others	650	182
Dividends from mutual funds	4	116
Miscellaneous income	24	35
Exchange differences	5	42
Total	683	375

Our treasury policy allows us to invest in short-term funds with maturity up to 365 days, of certain size with a limit on individual funds. The average yield on investible surplus calculated on monthly average is given below:

in %

Average yield	2008	2007
Deposits*	9.5	8.8
Mutual funds	7.9	6.1
Total – Deposits and mutual funds	9.5	7.4

* *Subject to tax*

We use foreign exchange forward contracts and options to hedge our exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to us. We do not use the foreign exchange forward contracts or options for trading or speculation purposes.

Pursuant to the Institute of Chartered Accountants of India (ICAI) announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and measurement", we have early adopted the standard for the year under review, to the extent that the adoption does not conflict with the existing mandatory accounting standards and other authoritative pronouncements, companies law and regulatory requirements.

The details of foreign exchange gain / (losses) are as follows:

in Rs. crore

	2008	2007
Transaction and translation losses	(98)	(21)
Option / forward contracts – gains / (losses)	103	63
Net	5	42

The composition of currency wise revenues for fiscal 2008 and 2007 are given below:

Currency	2008 (%)	2007 (%)
US Dollar (US $)	70.7	73.7
UK Pound (GBP)	14.1	11.6
Euro (EUR)	5.7	4.9
Australian Dollar (AUD)	4.6	4.9
Others	4.9	4.9
Total	100.0	100.0

The average and period-end rates for various currencies are given below:

	US $	GBP	EUR	AUD
Average rate – FY 08	40.00	80.52	57.24	35.01
– FY 07	45.06	86.00	58.29	34.73
Depreciation / (appreciation)	(11.2%)	(6.4%)	(1.8%)	0.8%
Period end rate – FY 08	40.02	79.46	63.25	36.55
– FY 07	43.10	84.84	57.64	34.93
Depreciation / (appreciation)	(7.1%)	(6.3%)	9.7%	4.6%

The details of outstanding option / forward contracts as of March 31, 2008 is given below:

Derivatives	US $ (Mn)	Rs. crore	EUR (Mn)	Rs. crore
Forward contracts	521	2,085	10	63
Option contracts				
Range barrier	100	400	–	–
Euro accelerator	–	–	12	76
Euro forward	–	–	5	32
Total	621	2,485	27	171

7. Sensitivity to rupee movement

Every 1% movement in the Rupee against the US Dollar has an impact of approximately 50 basis points on operating margins.

8. Provision for tax

We have provided for our tax liability both in India and overseas. Pursuant to the amendments in the Indian Income tax Act, 1961, we have calculated our tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. The profits attributable to operations under the Software Technology Park (STP) Scheme, are exempted from income tax for a consecutive period of 10 years from the financial year in which the unit starts producing computer software, or March 31, 2009, whichever is earlier.

On April 29, 2008, the Finance Minister of India announced that the Government of India proposed to extend the availability of the 10 year tax holiday by a period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of a company's undertaking, although such extension is not yet effective.

The details of the operationalization of various software development centers and the year up to which the deduction under the Software Technology Park Scheme is available, are provided here:

Software Technology Park	Year of commencement	Tax exemption	
		claimed from	available up to
Bangalore, Electronics City	FY 1995	FY 1997	FY 2004
Mangalore	1996	1999	2005
Pune	1997	1999	2006
Bhubaneswar	1997	1999	2006
Chennai	1997	1999	2006
Bangalore, Phase I, Electronics City	1999	1999	2008
Bangalore, Phase II, Electronics City	2000	2000	2009
Pune, Hinjawadi	2000	2000	2009
Mysore	2000	2000	2009
Hyderabad	2000	2000	2009
Mohali	2000	2000	2009
Chennai, Sholinganallur	2001	2001	2009
Bhubaneswar, Konark	2001	2001	2009
Mangalore, Mangala	2001	2001	2009
Thiruvananthapuram	2004	2004	2009

Details about SEZs

During the financial year 2007-08, two more Special Economic Zones (SEZs) at Pune and Mangalore, with an approved area of about 77.82 acres and 309 acres respectively, commenced production. The SEZ units came into existence under the new Special Economic Zones Act, 2005 ('the SEZ Act').

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years, subject to the unit meeting defined conditions.

Other fiscal benefits, including indirect tax waivers, are being extended for setting up, operating and maintaining the unit.

The details of the operationalization of various software development centers and the year up to which the deduction under the SEZ Scheme is available, are provided below:

Software Technology Park	Year of commencement	Claimed from	Available up to
Chennai, Mahindra City	FY 2006	FY 2006	FY 2020
Chandigarh	2007	2007	2021
Mangalore	2008	2008	2022
Pune	2008	2008	2022

For the current year, approximately 90% of our revenues came from STP operations, 6% of revenues came from SEZ operations and 4% of our revenues are subjective full tax in India. We pay taxes in various countries, in which we operate, on the income that is sourced to those countries. The details of provision for taxes are as follows:

in Rs. crore

	2008	2007
Overseas tax	305	205
Domestic tax	514	170
	819	375
MAT credit	(169)	–
Deferred taxes	(20)	(23)
	630	352

Tax provision for the year ended March 31, 2008 and 2007 includes a reversal of Rs. 121 crore and Rs. 125 crore respectively for liability no longer required for taxes payable in various overseas jurisdictions. The details of effective tax rates are provided in the table below.

in %

Effective tax rate	2008	2007
As reported	12.4	8.5
Excluding tax reversal	14.7	11.6

9. Net profit before exceptional items

Our net profit, before exceptional items, grew by 18.3% to Rs. 4,470 crore for the year ended March 31, 2008 from Rs. 3,777 crore in the previous year. This represents 28.6% and 28.8% of total revenue.

Excluding the tax reversals, the net profit before exceptional items grew by 19.1% to Rs. 4,349 crore and Rs. 3,652 crore for the years ended March 31, 2008 and 2007. This represents 27.8% of total revenue for the years ended March 31, 2008 and 2007.

10. Exceptional items

There were no exceptional items during the year ended March 31, 2008. During the previous year, we received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations on the sale of shares in Yantra Corporation. Since the carrying value of the investment was nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) had been recognized in the profit and loss account as an exceptional item. Further, we received Rs. 1 crore from CiDRA Corporation toward redemption of shares on recapitalization.

11. Net profit after exceptional items

Our net profit, after exceptional items, grew by 18.2% to Rs. 4,470 crore (28.6% of revenues) from Rs. 3,783 crore (28.8% of revenues).

Excluding the tax reversals, the net profit after exceptional items grew by 18.9% to Rs. 4,349 crore (27.8% of revenues) from Rs. 3,658 crore (27.8% of revenues).

12. Earnings Per Share (EPS)

Our basic EPS before exceptional items grew by 15.4% during the year to Rs. 78.24 per share from Rs. 67.82 per share in the previous year.

Our basic EPS after exceptional items grew by 15.2% during the year to Rs. 78.24 per share from Rs. 67.93 per share in the previous year.

Excluding the tax reversals, the basic EPS before exceptional items grew by 16.1% to Rs. 76.12 per share from Rs. 65.58 per share for the years ended March 31, 2008 and 2007.

The outstanding shares used in computing basic EPS increased from 55,68,52,339 for the year ended March 31, 2007 to 57,13,98,340 for the year ended March 31, 2008, a dilution of 2.6%. The dilution was primarily on account of exercise of shares issued under the ESOP schemes. Details of diluted EPS are provided elsewhere in this report.

13. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The income and operating income by industry and geographical segments are provided in this section.

Industry segments

in Rs. crore

	Financial services	Manufac-turing	Telecom	Retail	Others	Total
Segmental revenues						
2008	5,706	2,291	3,215	1,945	2,491	15,648
2007	4,951	1,805	2,409	1,386	2,598	13,149
Growth %	15.3	26.9	33.5	40.3	(4.1)	19.0
Segmental operating income						
2008	1,856	691	1,010	624	782	4,963
2007	1,568	584	788	450	835	4,225
Growth %	18.4	18.3	28.2	38.7	(6.3)	17.5
Segmental operating profit (%)						
2008	32.5	30.2	31.4	32.1	31.4	31.7
2007	31.7	32.4	32.7	32.5	32.1	32.1

Geographical segments

in Rs. crore

	North America	Europe	India	Rest of the world	Total
Segmental revenues					
2008	9,873	4,207	219	1,349	15,648
2007	8,395	3,393	214	1,147	13,149
Growth %	17.6	24.0	2.3	17.6	19.0
Segmental operating income					
2008	3,099	1,489	117	258	4,963
2007	2,649	1,226	108	242	4,225
Growth %	17.0	21.5	8.3	6.6	17.5
Segmental operating profit (%)					
2008	31.4	35.4	53.4	19.1	31.7
2007	31.6	36.1	50.5	21.1	32.1

14. Liquidity

Our growth has been financed largely through cash generated from operations, and to a lesser extent, from the proceeds of equity issues.

in Rs. crore

	2008	2007
Liquidity		
Cash and cash equivalents	7,689	5,610
Net increase in cash and cash equivalents	2,079	1,856
Current assets	12,227	8,961
Net current assets	8,496	7,137
Cash flows		
Operating	3,816	3,267
Investing	(978)	(1,091)
Financing	(777)	(316)
Capital expenditure	1,370	1,443
Investment in subsidiaries	127	635
Dividends including dividend tax	835	1,532

Our policy is to earn a minimum return of twice the cost of capital on average capital employed, and thrice the cost of capital on average invested capital. The current estimated cost of capital is 13.3%. At present, we earn 41.4% on average capital employed and 71.1% on average invested capital. We aim to maintain adequate cash balances to meet our strategic objectives while earning adequate returns.

Our treasury policy calls for investing only in highly rated banks, financial institutions and companies for maturities up to 365 days with a limit for individual entities and also liquid mutual funds.

Our current financial policy is to pay dividends up to 20% of net profits. The Board has decided to increase the dividend payout ratio to up to 30% of net profits, effective fiscal 2009. Our payout ratios during the year ended March 31, 2008, 2007 and 2006 were 19.8%, 19.9% and 19.4% respectively. In addition, a special dividend of Rs. 1,144 crore was declared (Rs. 1,338 crore including dividend tax) during the financial year ended March 31, 2008, which is subject to approval by shareholders in the ensuing AGM.

15. Stock option plans

1998 Employee Stock Option Plan (1998 Plan)

Pursuant to the resolutions approved by the shareholders in the Extraordinary General Meeting held on January 6, 1999, we put in place an ADS-linked stock option plan termed as the "1998 Stock Option Plan". The compensation committee of the Board administers the 1998 plan. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares of par value of Rs. 5/- each, representing 1,17,60,000 ADSs to be issued under the plan. The plan is effective for a period of 10 years from the date of its adoption by the Board.

The details of the grants made and options forfeited & expired (adjusted for stock-split, as applicable) under the 1998 Plan are provided below:

	Options forfeited & expired	
	Employees (No.)	ADSs (No.)
January 2008	7	13,280
February	42	37,180
March	2	2,752
	51	53,212

Note: No options were granted during fiscal 2008.

During the year, 5,00,465 options issued under the 1998 Plan were exercised, and the remaining ADS options unexercised and outstanding as at March 31, 2008 were 15,30,447 (equivalent to 15,30,447 equity shares). Vested ADSs as of March 31, 2008 were 15,30,447 (equivalent to 15,30,447 equity shares).

Details of the number of options granted and exercised under the 1998 Plan are given below:

Fiscal	Granted		Exercised	
	Employees (No.)	Options (No.)	Employees (No.)	Options (No.)
1999	29	17,04,000	32	–
2000	58	11,77,200	5	95,200
2001	705	38,59,360	–	49,736
2002	476	36,34,000	–	2,23,864
2003	223	23,20,800	120	3,58,160
2004	39	3,83,600	309	10,35,480
2005	–	–	562	11,71,600
2006	–	–	531	13,71,404
2007	–	–	1,263	22,91,213
2008	–	–	234	5,00,465
	1,530	1,30,78,960	3,056	70,97,122

1999 Employee Stock Option Plan (1999 Plan)

The shareholders approved the 1999 Plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by the compensation committee of the Board. Under the 1999 Plan, options were issued to employees at an exercise price not less than the fair market value, i.e. the closing price of the Company's shares on the stock exchange where there is the highest trading volume on the date of grant and, if the shares are not traded on that day, the closing price on the next trading day. Options under this plan may be granted to employees at less than the fair market value only if specifically approved by the members of the Company in a general meeting.

The details of the grants made and forfeited & expired (adjusted for stock-split, as applicable) under the 1999 Plan are provided below:

	Options forfeited & expired	
	Employees (No.)	Options (No.)
April 2007	3	11,350
May	6	3,225
June	4	20,370
July	7	21,899
August	3	7,091
September	1	2,687
October	7	3,703
November	1	526
December	1	248
January 2008	105	34,777
February	13	8,173
March	10	3,667
	161	1,17,716

Note: No options were granted during the fiscal 2008.

During the year, 2,85,431 options issued under the 1999 plan were exercised, and the remaining options unexercised and outstanding as at March 31, 2008 were 14,94,693. Vested options as at March 31, 2008 were 10,89,041 (includes 7,602 options granted to external directors).

Details of the number of options granted and exercised under the 1999 Plan are given below:

	Granted		Exercised	
Fiscal	Employees (No.)	Options (No.)	Employees (No.)	Options (No.)
1999				
2000	1,124	81,16,000	22	–
2001	8,206	1,56,62,640	–	9,600
2002	5,862	1,64,04,000	–	240
2003	3,008	49,34,800	296	97,424
2004	595	15,42,400	2,651	21,48,344
2005	–	–	10,581	68,41,050
2006	–	–	16,269	85,97,458
2007	288	6,38,761	30,795	1,78,08,689
2008	–	–	710	2,85,431
	19,083	4,72,98,601	61,324	3,57,88,236

Note: Count of employees does not include exercises made by external directors.

The options movement under both the 1998 and 1999 Stock Option Plans as of March 31, 2008 are as follows:

	Options (No.)
Granted	–
Exercised	7,85,896
Forfeited	1,70,928
Outstanding	30,25,140
Vested	26,19,488

Employee stock compensation under SFAS 123

Statement of Financial Accounting Standards 123 (SFAS 123), Accounting for Stock Based Compensation under US GAAP, requires the pro forma disclosure of the impact of the fair value method of accounting for employee stock valuation in the financial statements. The fair value of a stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Applying the fair value based method as defined in SFAS 123, the impact on the reported net profit and basic earnings per share would be as follows:

in Rs. crore, except per share data

	2008	2007
Net profit before exceptional items		
As reported	4,470	3,777
Adjusted pro forma	4,457	3,765
Basic EPS		
As reported	78.24	67.82
Adjusted pro forma	78.01	67.61

16. Reconciliation of Indian and US GAAP financial statements

There are differences between the US GAAP and the Indian GAAP financial statements. The reconciliation of profits as per the Indian and the US GAAP financial statements is given below:

in Rs. crore

	2008	2007
Indian GAAP - stand-alone	4,470	3,783
Profits of subsidiary companies	189	83
Minority interest	–	(10)
Indian GAAP - consolidated	4,659	3,856
Amortization of intangibles	(29)	(17)
Fringe Benefit Tax	(2)	–
Stock compensation expenses	(13)	(24)
US GAAP net income	4,615	3,815
US GAAP net income (USD million)	1,155	850

Subsidiary companies

US GAAP requires presentation of financial statements on a consolidated basis. We have 10 subsidiaries as on March 31, 2008, namely Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (China) Co. Limited, Infosys Consulting, Inc., Infosys Technologies S. de R. L. de C. V. Mexico, Infosys BPO Limited and its subsidiaries, namely Infosys BPO S.R.O, Pan Financials Shared Services India P. Ltd., P-Financial Services Holding B.V, Infosys BPO (Poland Sp. Z.o.o.) and Infosys BPO (Thailand) Limited.

Amortization of intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Infosys BPO Limited and Pan Financial Shared Services.

Stock compensation expenses

US GAAP requires upon adoption of SFAS 123(R) effective from April 1, 2007, stock compensation expenses to be recorded based on the grant date fair value of the option over its vesting term. The fair value of a stock option is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

Fringe benefit tax (FBT)

US GAAP requires the payment of FBT to be accounted as an expense while at the same time accounting the recovery from the employee as an adjustment to the exercise price and hence credit to equity. Whereas, under Indian GAAP the recovery is credited to the profit and loss account.

17. Related party transactions

These have been discussed in detail in the notes to the Indian GAAP financial statements in this report.

18. Events occurring after the balance sheet date

There were no significant events occurring after the balance sheet date.

19. Ratio analysis

	2008	2007	2006
Ratios – Financial performance			
Export revenue / total revenue (%)	98.60	98.40	98.18
Domestic revenue / total revenue (%)	1.40	1.60	1.82
Software development expenses / total revenue (%)	56.72	55.35	54.13
Gross profit / total revenue (%)	43.28	44.65	45.87
Selling and marketing expenses / total revenue (%)	4.67	5.47	5.53
General and administration expenses / total revenue (%)	6.90	7.05	7.23
SG&A expenses / total revenue (%)	11.57	12.52	12.76
Aggregate employee costs / total revenue (%)	49.89	48.02	47.29
Operating profit / total revenue (%)	31.72	32.13	33.12
Depreciation / total revenue (%)	3.49	3.57	4.53
Operating profit after depreciation and interest / total revenue (%)	28.23	28.56	28.58
Other income / total revenue (%)	4.36	2.85	1.59
Provision for investments / total revenue (%)	–	0.02	–
Profit before tax and exceptional items / total revenue (%)	32.59	31.40	30.17
Tax / total revenue (%)	4.03	2.68	3.36
Effective tax rate – Tax / PBT (%)	12.35	8.53	11.12
Effective tax rate excluding tax reversals – Tax / PBT (%)	14.73	11.55	11.78
PAT before exceptional items / total revenue (%)	28.57	28.72	26.82
PAT after exceptional items / total revenue (%)	28.57	28.77	26.82
PAT after exceptional items and excluding tax reversal / total revenue (%)	27.79	27.82	26.62
Ratios – Balance sheet			
Debt-equity ratio	–	–	–
Current ratio	3.28	4.91	2.73
Days Sales Outstanding (DSO)	72	64	61
Cash and equivalents / total assets (%) (1)	57.00	50.26	64.71
Cash and equivalents / total revenue (%) (1)	49.14	42.66	49.44
Capital expenditure / total revenue (%)	8.76	10.97	11.61
Operating cash flows / total revenue (%)	24.39	24.85	25.58
Depreciation / average gross block (%)	13.00	13.95	16.30
Technology investment / total revenue (%)	2.57	3.36	3.69
Ratios – Return			
PAT before exceptional items / average net worth (%)	36.26	41.83	39.89
ROCE (PBIT / average capital employed) (%)	41.38	45.73	44.89
Return on average invested capital (%) (1)	71.12	88.81	93.96
Capital output ratio	1.27	1.46	1.49
Invested capital output ratio (1)	2.76	3.29	3.74
Value added / total revenue (%)	85.97	80.71	80.79
Enterprise-value / total revenue (x)	4.76	8.34	8.61
Dividend / adjusted public offer price (%) (3)	1,785	1,549	1,011
Market price / adjusted public offer price (%)	1,94,008	2,71,987	2,00,852
Ratios – Growth			
Overseas revenue (%)	19.28	45.97	31.79
Total revenue (%)	19.01	45.65	31.60
Operating profit (%)	17.47	41.35	28.56
Net profit (before exceptional items) (%)	18.35	56.01	30.23
Net profit (before exceptional items and excluding tax reversal) (%)	19.09	51.98	29.26
Net profit (after exceptional items) (%)	18.16	56.25	27.15
Basic EPS (before exceptional items) (%)	15.36	52.95	28.02
Basic EPS (before exceptional items and tax reversal) (%)	16.07	49.01	27.09
Basic EPS (after exceptional items) (%)	15.18	53.20	24.98
Ratios – Per share			
Basic EPS (before exceptional items) (Rs.)	78.24	67.82	44.33
Basic EPS (before exceptional items and tax reversal) (Rs.)	76.12	65.58	44.01
Basic EPS (after exceptional items) (Rs.)	78.24	67.93	44.33
Basic cash EPS (before exceptional items) (Rs.)	87.80	76.24	51.83
Basic cash EPS (after exceptional items) (Rs.)	87.80	76.35	51.83
Price / earning, end of year (2)	18.40	29.76	33.62
Price / cash earnings, end of year (2)	16.40	26.48	28.76
PE / EPS growth (2)	1.20	0.56	1.20
Book value (Rs.)	235.84	195.41	125.15
Price / book value, end of year	6.11	10.33	11.91
Dividend per share (3)	13.25	11.50	7.50
Dividend (%) (3)	265	230	150
Dividend payout (%) (3)	19.83	19.85	19.36
Market capitalization / total revenue, end of year (x)	5.26	8.77	9.10

Note: (1) Investments in liquid mutual funds, have been considered as cash and cash equivalents for the purpose of the above ratio analysis.
(2) Before exceptional items.
(3) Dividend ratios exclude Silver Jubilee Dividend for fiscal 2006 and Special Dividend for fiscal 2008.


33.12
32.13
31.72
2006
2007
2008
Operating profit / total revenue (%)


26.62
27.82
27.79
2006
2007
2008
Net profit / total revenue
after exceptional items and excluding tax reversal (%)


44.89
45.73
41.38
2006
2007
2008
Return on average
capital employed (%)


64.71
50.26
57.00
2006
2007
2008
Cash and equivalents / total assets (%)


1.49
1.46
1.27
2006
2007
2008
Capital output ratio


80.79
80.71
85.97
2006
2007
2008
Value added /
total revenue (%)


44.33
67.82
78.24
2006
2007
2008
Basic earnings
per share before exceptional items (Rs.)


7.50
11.50
13.25
2006
2007
2008
Dividend per share
excluding silver jubilee / special dividend (Rs.)


33.62
29.76
18.40
2006
2007
2008
Price / earning,
end of year

D. Opportunities and threats

We believe our competitive strengths include:

Leadership in sophisticated solutions that enable clients to optimize the efficiency of their business: We bring together our expertise in consulting, IT services and business process outsourcing to create solutions that allow our clients to increase their customer loyalty through faster innovation, restructure their cost base, and help them achieve greater success through shifting business cycles. Our expertise helps our clients improve their own efficiencies, create better value for their end customers and become more competitive. Our suite of comprehensive, end-to-end technology-based solutions enables us to extend our network of relationships, broaden our dialogue with key decision-makers on the client's site, increase the points of sale for new clients and diversify our service-mix. As a result, we are able to capture a greater share of our clients' technology budgets. Our suite of solutions encompasses consulting, design, development, product re-engineering, maintenance, systems integration and package evaluation and implementation, and business process management services from Infosys BPO. Through our consulting group and SETLabs, we research and engineer new solutions tailored for our clients and their respective industries. More recently, with the creation of Infosys Consulting, we have enhanced our ability to provide strategic and competitive analysis and complex operational consulting services. We have a well-defined methodology to update and extend our service offerings to meet the evolving needs of the global marketplace.

Proven global delivery model: We believe our highly evolved Global Delivery Model represents a key competitive advantage. Over the past decade, we have developed our onsite and offshore execution capabilities to deliver high quality and scalable services. In doing so, we have made substantial investments in our processes, infrastructure and systems, and have refined our Global Delivery Model to effectively integrate onsite and offshore technology services. Our Global Delivery Model provides clients with seamless, high quality solutions in reduced time frames enabling them to achieve operating efficiencies. To address changing industry dynamics, we continue to refine this model. Through our Modular Global Sourcing framework, we assist clients in segmenting their internal business processes and applications, including IT processes. We outsource these segments selectively on a modular basis to reduce risk and cost, and increase operational flexibility. We believe that this approach and other ongoing refinements to our Global Delivery Model help us retain our industry leadership position. We were named as one of the leaders in offshore application services in Europe and North America by a leading analyst firm.

Commitment to superior quality and process execution: We have developed a sophisticated project management methodology to ensure timely, consistent and accurate delivery of superior quality solutions to maintain a high level of client satisfaction. We constantly benchmark our services and processes against globally recognized quality standards. Certifications we have received include SEI-CMMI Level 5, CMM Level 5, PCMM Level 5, TL 9000 and ISO 9001-2000. In February 2007, Infosys BPO was certified for eSCM level 4.0, the eSourcing Capability Model for Service Providers, developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center.

Strong Brand and Long-Standing Client Relationships: We have long-standing relationships with large multinational corporations built on successful prior engagements with them. Our track record of delivering high quality solutions across the entire software life cycle and our strong domain expertise help us solidify these relationships and gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients.

Status as an employer of choice: We believe we have among the best talent in the Indian technology services industry and are committed to remaining among the industry's leading employers. We have a presence in 13 cities in India, allowing us to recruit technology professionals with specific geographic preferences. We have a diverse workforce which includes employees from 70 nationalities. Our training programs ensure that new hires enhance their skills in alignment with our requirements and are readily deployable upon completion of their training programs. Our lean organizational structure and strong unifying culture facilitate the sharing of knowledge and best practices among our employees.

Ability to scale: We have successfully managed our growth by investing in infrastructure and by rapidly recruiting, training and deploying new professionals. We currently have 52 global development centers, the majority of which are located in India. We also have development centers in various countries including Australia, Canada, China, Japan, Mauritius, Mexico, Poland and at multiple locations in the United States and Europe. Our financial position allows us to make the investments in infrastructure and personnel, required to continue growing our business. We can rapidly deploy resources and execute new projects through the scalable network of our global delivery centers.

Innovation and leadership: We are a pioneer in the technology services industry. We are one of the first Indian companies to achieve a number of significant milestones, which has enhanced our reputation in the marketplace. For example, we are one of the first companies to develop and deploy a Global Delivery Model and attain SEI-CMMI Level 5 certification for both our offshore and onsite operations. More recently, we established a business consulting practice in the United States which leverages our Global Delivery Model. In addition, we are the first Indian company to list on a US stock exchange. We are also the first Indian company to do a Public Offering Without Listing in Japan. In December 2006, we became the first Indian company to be added to the NASDAQ-100 index. Infosys is the first Indian company to be part of any of the major global indices.

Our strategy

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to:

Increase business from existing and new clients: Our goal is to build enduring relationships with both existing and new clients. With existing clients, we aim to expand the nature and scope of our engagements by increasing the size and number of projects and extending the breadth of our service offerings. For new clients, we seek to provide value-added solutions by leveraging our in-depth industry expertise and expanding the breadth of services offered to them beyond those in the initial engagement. We manage first-time engagements by educating clients about the offshore model, taking on smaller projects to minimize client risk and demonstrating our execution capabilities. We also plan to increase our recurring business with clients by providing software re-engineering, maintenance, infrastructure management and business process management services which are long-term in nature and require frequent client contact. Our Strategic Global Sourcing Group consists of senior professionals and has been established to identify, secure and manage new, large, and long-term client engagements.

Expand geographically: We seek to selectively expand our global presence to enhance our ability to service clients. We plan to accomplish this by establishing new sales and marketing offices, representative offices and global development centers to expand our geographical reach. We intend to increase our presence in China through Infosys China, in the Czech Republic and Eastern Europe directly and through Infosys BPO, in Australia through Infosys Australia and in Latin America, through Infosys Mexico. We intend to use our operations in these regions to eventually support clients in the local market as well as our global clients.

Invest in infrastructure and employees: We intend to continue to invest in physical and technological infrastructure to support our growing worldwide development and sales operations and to increase our productivity. To enhance our ability to hire and successfully deploy increasingly greater numbers of technology professionals, we will invest in recruitment and training, and maintain a rewarding work environment. During fiscal 2008, we screened over 8,85,000 employment applications, tested over 2,27,600 applicants, interviewed over 97,500 applicants and made approximately 46,300 offers of employment. These statistics do not include Infosys BPO or our other subsidiaries. We have also completed the construction of an employee training facility in Mysore, India to further enhance our employee training capabilities. The Mysore facility is able to house 4,800 trainees

at any one time, and is able to provide the facilities required for the training of approximately 15,200 employees annually.

Enhance our solution set: We seek to continually enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients. In recent years, we have added new service offerings, such as consulting, business process management, systems integration and infrastructure management, which are major contributors to our growth. We also established Infosys Consulting to add additional operational and business consulting capabilities to our Global Delivery Model. Furthermore, our Modular Global Sourcing framework and other refinements to our Global Delivery Model enhance our ability to service our customers.

Develop deep industry knowledge: We continue to build specialized industry expertise in the financial services, manufacturing, telecommunications, retail, transportation and logistics industries. We combine deep industry knowledge with an understanding of our clients' needs and technologies to provide high value, quality services. Our industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and reducing the cost of services to our clients. We will continue to build on our extensive industry expertise and enter into new industries.

Enhance brand visibility: We continue to invest in the development of our premium brand identity in the marketplace. Our branding efforts include participating in media and industry analyst events, sponsorship of and participation in targeted industry conferences, trade shows, recruiting efforts, community outreach programs and investor relations. We have instituted the Wharton Infosys Business Transformation Award, offered jointly with the Wharton School at the University of Pennsylvania to recognize visionaries and Global 2000 organizations that use technology innovatively to transform their industries. We also instituted the ACM-Infosys Foundation Award jointly with the Association of Computing Machinery (ACM), for the recognition of young scientists and system developers whose contemporary innovations have an impact on the computing field. Additionally, we have instituted a Rs. 1 million Infosys Mathematics Award jointly with the National Institute of Advanced Studies in order to encourage research in mathematics and sciences. We believe that a strong and recognizable Infosys brand will continue to facilitate the new business lead generation process, and enhance our ability to attract talented personnel globally.

Pursue alliances and strategic acquisitions: We plan to continue developing alliances that complement our core competencies. Our alliance strategy is targeted at partnering with leading technology providers, which allows us to take advantage of emerging technologies in a mutually beneficial and cost-competitive manner. We also intend to selectively pursue acquisitions that augment our existing skill sets, industry expertise, client base or geographical presence. In January 2004, we acquired Infosys Australia primarily due to its market position in Australia, skilled employees, management strength, expertise in the telecommunications industry and potential to serve as a platform for enhancing business opportunities in Australia.

Competition

We operate in a highly competitive and rapidly changing market and compete with the following:

- consulting firms such as Accenture, Atos Origin, Bearing Point, Capgemini and Deloitte Consulting
- divisions of large multinational technology firms such as HP and IBM
- IT outsourcing firms such as Computer Sciences Corporation, EDS, Keane, Logica CMG, and Perot Systems
- offshore technology services firms such as Cognizant Technologies, Satyam Computer Services, Tata Consultancy Services and Wipro
- software firms such as Oracle and SAP
- business process outsourcing firms such as Genpact, HCL, and WNS; and
- in-house IT departments of large corporations.

In the future, we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to:

- effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable, cost-effective services
- increase scale and breadth of service offerings to provide one-stop solutions
- provide industry expertise to clients' business solutions
- attract and retain high quality technology professionals; and
- maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

E. Outlook, risks and concerns

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors.

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline
- We may not be able to sustain our previous profit margins or levels of profitability
- The economic environment, pricing pressure and rising wages in India and overseas could negatively impact our revenues and operating results
- Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries. Economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.
- Any inability to manage our growth could disrupt our business and reduce our profitability
- We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us which, in turn, could harm our business
- Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and decrease our revenues
- Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business
- Legislation in certain of the countries, in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work overseas
- Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract and retain these personnel
- Our success depends in large part upon our management team and key personnel and our ability to attract and retain them
- Our failure to complete fixed-price, fixed-time frame contracts within budget and on time may negatively affect our profitability
- Our client contracts can typically be terminated without cause and with little or no notice or penalty, which could negatively impact our revenues and profitability
- Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, could result in less revenue than previously anticipated
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract

- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and the industries on which we focus
- Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
- Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues
- We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately
- We may be unable to recoup our investment costs to develop our software products
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances, or other ventures that may or may not be successful
- Our earnings have been and will continue to be adversely affected by the change to our accounting policies with respect to the expensing of stock options
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability
- Currency fluctuations may affect the results or our operations
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability
- Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition
- The markets in which we operate are subject to the risk of earthquakes, floods and other natural disasters
- Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer
- Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline
- Changes in the policies of the Government of India or political instability could delay the further liberalization of the Indian economy and adversely affect economic conditions in India, which could impact our business and prospects
- Our international expansion plans subject us to risks inherent in doing business internationally

The above risks have been dealt with in detail in our various filings with the U.S. Securities and Exchange Commission (SEC). The details are available on our website www.infosys.com.

F. Internal control systems and their adequacy

The *CEO and CFO certification* provided in the report discusses the adequacy of our internal control systems and procedures.

G. Material developments in human resources / industrial relations front, including number of people employed

In 2006, we were ranked as the best company to work for in India by the TNS-Mercer survey in *Business Today*.

Our culture and reputation as a business leader in the technology services industry enables us to recruit and retain the best available talent in India.

Human capital

Our professionals are our most important assets. We believe that the quality and level of service that our professionals deliver are among the highest in the global technology services industry. We are committed to remaining among the industry's leading employers.

The key elements that define our culture include:

Recruitment

We have built our global talent pool by recruiting new students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We typically recruit only those students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the United States, the United Kingdom, Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined, based on performance tracking of past recruits.

Our reputation as a premier employer enables us to select from a large pool of qualified applicants. For example, in fiscal 2008, we received over 8,85,000 applications, tested over 2,27,500 applicants, interviewed over 97,600 applicants and extended job offers to approximately 46,300 applicants. In fiscal 2008, we added approximately 13,600 new employees, net of attrition. These statistics do not include Infosys BPO, which recruited approximately 5,300 new hires, net of attrition, during fiscal 2008, or any of our other wholly owned subsidiaries.

Training and Development

Our training, continuing education and career development programs are designed to ensure that our technology professionals enhance their skill-sets in alignment with their respective roles. Most new student hires complete approximately 14 weeks of integrated on-the-job training prior to being assigned to business units. We continually provide our technology professionals with challenging assignments and exposure to new skills, technologies and global opportunities.

As of March 31, 2008, we employed 338 full-time employees as faculty members, including 143 with doctorate or masters degrees. Our faculty conducts integrated training for our new employees. We also have our employees undergo certification programs each year to develop the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute on a 336 acre campus in Mysore, India to enhance leadership skills that are required to manage the complexities of the rapidly changing marketplace. We provide a challenging, entrepreneurial and empowering work environment that rewards dedication and a strong work ethic. In addition, we also have been working with several colleges across India through our Campus Connect program, enabling their faculty to provide industry-related training to students at the colleges.

Compensation

Our technology professionals receive competitive salaries and benefits, and are eligible to participate in our stock option plans. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as our performance.

Auditors' report

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March 2008, the Profit and Loss Account of the Company and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor's Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e) on the basis of written representations received from the directors, as at March 31, 2008, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2008 from being appointed as a director in terms of Section 274(1)(g) of the Act;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2008;

   (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

   (iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Bangalore
April 15, 2008

Annexure to the auditors' report

The Annexure referred to in the *Auditors' report* to the members of Infosys Technologies Limited ('the Company') for the year ended 31 March 2008. We report that:

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering information technology services. Accordingly it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.

(iii) (a) The Company has granted a loan to Infosys China, a wholly-owned subsidiary, being a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year and the year-end balance of such loan amounted to Rs. 32,01,60,000.

(b) In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loan granted to the body corporate listed in the register maintained under Section 301, the borrowers have been regular in repaying the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and are repayable on demand. Accordingly, paragraph 4 (iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Companies Act, 1956.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or other parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraph 4 (iii) (e) to 4 (iii) (g) of the Order is not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v) (a) above and exceeding the value of Rs. 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.

(vii) In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.

(viii) The Central Government has not prescribed the maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 for any of the services rendered by the Company. Accordingly, paragraph 4(viii) of the Order is not applicable.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues have generally been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

There were no dues on account of cess under Section 441A of the Companies Act, 1956 since the aforesaid section has not yet been made effective by the Central Government.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2008 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, the following due has not been deposited by the Company on account of dispute:

Name of the Statute: Central sales tax, 1956

Nature of the dues: Additional sales tax on implementation charges and expense reimbursement towards Finacle.

Amount (Rs. in lakhs.): 67.70

Period to which the amount relates: Financial year 2006-07

Forum where dispute is pending: Appellate Deputy

Commissioner (CT), Hyderabad

In addition, according to the information and explanations given to us, there are no dues of Income tax, Wealth tax, Service tax and cess which have not been deposited with the appropriate authorities on account of any dispute.

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. Accordingly, paragraph 4(x) of the Order is not applicable.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year. Accordingly, paragraph 4(xi) of the Order is not applicable.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4(xii) of the Order is not applicable.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society. Accordingly, paragraph 4(xiii) of the Order is not applicable.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4(xiv) of the Order is not applicable.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4(xv) of the Order is not applicable.

(xvi) The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4(xvi) of the Order is not applicable.

(xvii) The Company has not raised any funds on short-term basis. Accordingly, paragraph 4(xvii) of the Order is not applicable.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under section 301 of the Companies Act, 1956. Accordingly, paragraph 4(xviii) of the Order is not applicable.

(xix) The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4(xix) of the Order is not applicable.

(xx) The Company has not raised any money by public issues during the year. Accordingly, paragraph 4(xx) of the Order is not applicable.

(xxi) According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 32815

Bangalore
April 15, 2008

Balance sheet

As at March 31,

in Rs. crore

	Schedule	2008	2007
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	286	286
Reserves and surplus	2	13,204	10,876
		13,490	11,162
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		4,508	3,889
Less: Accumulated depreciation		1,837	1,739
Net book value		2,671	2,150
Add: Capital work-in-progress		1,260	957
		3,931	3,107
INVESTMENTS	4	964	839
DEFERRED TAX ASSETS	5	99	79
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	3,093	2,292
Cash and bank balances	7	6,429	5,470
Loans and advances	8	2,705	1,199
		12,227	8,961
LESS: CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	1,483	1,162
Provisions	10	2,248	662
NET CURRENT ASSETS		8,496	7,137
		13,490	11,162
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note: The schedules referred to above are an integral part of the balance sheet

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2008

K. Parvatheesam
Company Secretary

Profit and loss account

For the year ended March 31,

in Rs. crore, except per share data

	Schedule	2008	2007
Income from software services and products		15,648	13,149
Software development expenses	11	8,876	7,278
GROSS PROFIT		6,772	5,871
Selling and marketing expenses	12	730	719
General and administration expenses	13	1,079	927
		1,809	1,646
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		4,963	4,225
Interest		–	–
Depreciation		546	469
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		4,417	3,756
Other income, net	14	683	375
Provision for investments		–	2
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		5,100	4,129
Provision for taxation (refer *Note 23.2.12*)	15	630	352
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS		4,470	3,777
Income on sale of investments, net of taxes (refer *Note 23.2.22*)		–	6
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS		4,470	3,783
Balance brought forward		4,844	2,195
Less: Residual dividend paid		–	4
Dividend tax on the above		–	1
		4,844	2,190
AMOUNT AVAILABLE FOR APPROPRIATION		9,314	5,973
Dividend			
Interim		343	278
Final		415	371
Special dividend		1,144	–
Total dividend		1,902	649
Dividend tax		323	102
Amount transferred to general reserve		447	378
Balance in profit and loss account		6,642	4,844
		9,314	5,973
EARNINGS PER SHARE*			
Equity shares of par value Rs. 5/- each			
Before exceptional items			
Basic		78.24	67.82
Diluted		77.98	66.33
After exceptional items			
Basic		78.24	67.93
Diluted		77.98	66.44
Number of shares used in computing earnings per share			
Basic		57,13,98,340	55,68,52,339
Diluted		57,33,06,887	56,93,42,694
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note: **Refer Note 23.2.20*

The schedules referred to above are an integral part of the profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2008

K. Parvatheesam
Company Secretary

Cash flow statement

For the year ended March 31,

in Rs. crore

	Schedule	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax and exceptional items		5,100	4,129
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / loss on sale of fixed assets		–	–
Depreciation		546	469
Interest and dividend income		(654)	(298)
Profit on sale of liquid mutual funds		–	(11)
Provision for investments		–	2
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(18)	4
Changes in current assets and liabilities			
Sundry debtors		(801)	(774)
Loans and advances	16	(186)	(180)
Current liabilities and provisions	17	312	347
Income taxes paid	18	(483)	(421)
NET CASH GENERATED BY OPERATING ACTIVITIES		3,816	3,267
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and change in capital work-in-progress	19	(1,370)	(1,443)
Payment for Intellectual Property Rights (refer *Note 23.2.21*)		–	14
Investment in subsidiaries (refer *Note 23.2.16*)		(127)	(635)
Investments in securities (refer *Note 23.2.16*)	20	–	695
Interest and dividend received	22	519	272
Cash flow from investing activities before exceptional items		(978)	(1,097)
Proceeds on sale of long-term investments (net of taxes) (refer *Note 23.2.22*)		–	6
NET CASH USED IN INVESTING ACTIVITIES		(978)	(1,091)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		58	1,216
Dividends paid during the period		(714)	(1,343)
Dividend tax paid during the period		(121)	(189)
NET CASH USED IN FINANCING ACTIVITIES		(777)	(316)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		18	(4)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		2,079	1,856
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		5,610	3,754
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	7,689	5,610
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23		

Note: The schedules referred to above are an integral part of the cash flow statement

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2008

K. Parvatheesam
Company Secretary

Schedules to the balance sheet

in Rs. crore, except as otherwise stated

As at March 31,	2008	2007
1. SHARE CAPITAL		
Authorized		
Equity shares, Rs. 5/- par value		
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, subscribed and paid up		
Equity shares, Rs. 5/- par value^	286	286
57,19,95,758 (57,12,09,862) equity shares fully paid up		
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up, have been issued as bonus shares by capitalization of the general reserve]		
	286	286
Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)		
^For details of options in respect of equity shares, refer Note 23.2.11		
^Also refer Note 23.2.20 for details of basic and diluted shares		
2. RESERVES AND SURPLUS		
Capital reserve	6	6
Share premium account – opening balance	2,768	1,543
Add: Receipts on exercise of employee stock options	58	1,206
Income tax benefit arising from exercise of stock options	25	19
	2,851	2,768
General reserve – opening balance	3,258	3,015
Less: Gratuity transitional liability (refer *Note 23.2.23*)	–	9
Less: Capitalized on issue of bonus shares	–	138
Add: Transferred from the profit and loss account	447	378
Add: Fair value of employee options issued in exchange of Infosys BPO options (refer *Note 23.2.16*)	–	12
	3,705	3,258
Balance in profit and loss account	6,642	4,844
	13,204	10,876

in Rs. crore, except as otherwise stated

As at March 31,	2008	2007
4. INVESTMENTS		
Trade (unquoted) – at cost		
Long-term investments		
In subsidiaries		
Infosys BPO Ltd.**		
3,38,22,319 (3,34,61,902) equity shares of Rs. 10/- each, fully paid	659	637
Infosys Technologies (China) Co. Limited	46	46
Infosys Technologies (Australia) Pty. Limited		
1,01,08,869 (1,01,08,869) equity shares of A$0.11 par value, fully paid	66	66
Infosys Consulting, Inc., USA		
4,00,00,000 (2,00,00,000) common stock of US $1.00 par value, fully paid	171	90
Infosys Technologies S. de R.L. de C.V., Mexico	22	–
	964	839
In other investments^	11	11
Less: Provision for investments	11	11
	–	–
Non-trade (unquoted), current investments, at the lower of cost and fair value		
Liquid mutual fund units^	–	–
	964	839
Aggregate amount of unquoted investments	964	839
^Refer Note 23.2.16 for details of investments		
*** Investments include 17,37,092 (17,37,092) options in Infosys BPO (refer Note 23.2.16)*		
5. DEFERRED TAX ASSETS		
Fixed assets	85	69
Sundry debtors	7	3
Others	7	7
	99	79

3. FIXED ASSETS

in Rs. crore, except as otherwise stated

	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2007	Additions For the year	Deductions/ Retirement during the year	As at March 31, 2008	As at April 1, 2007	For the year	Deductions/ Retirement during the year	As at March 31, 2008	As at March 31, 2008	As at March 31, 2007
Land: Freehold	76	55	–	131	–	–	–	–	131	76
Leasehold	95	3	–	98	–	–	–	–	98	95
Buildings^	1,471	482	–	1,953	266	111	–	377	1,576	1,205
Plant and machinery^*	760	210	147	823	414	130	147	397	426	346
Computer equipment^*	944	189	172	961	714	218	172	760	201	230
Furniture and fixtures^*	541	127	129	539	344	87	129	302	237	197
Vehicles	2	1	–	3	1	–	–	1	2	1
	3,889	1,067	448	4,508	1,739	546	448	1,837	2,671	2,150
Previous year	2,837	1,098	46	3,889	1,275	469	5	1,739	2,150	

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

^ Includes certain assets provided on operating lease to Infosys BPO, a subsidiary. Please refer Note 23.2.6 for details

** During the year ended March 31, 2008, certain assets which are old and not in use having a gross book value of Rs. 448 crore (net book value Nil) were retired*

Schedules to the balance sheet

in Rs. crore, except as otherwise stated

As at March 31,	2008	2007
6. SUNDRY DEBTORS*		
Debts outstanding for a period exceeding six months		
Unsecured		
Considered doubtful	20	15
Other debts		
Unsecured		
Considered good**	3,093	2,292
Considered doubtful	20	7
	3,133	2,314
Less: Provision for doubtful debts	40	22
	3,093	2,292
** Includes dues from companies where directors are interested*	2	7
*** Includes dues from subsidiaries (refer Note 23.2.7)*	8	2
7. CASH AND BANK BALANCES		
Cash on hand	–	–
Balances with scheduled banks in Indian Rupees		
In current accounts*	243	302
In deposit accounts	5,772	4,790
Balances with non-scheduled banks in foreign currency**		
In current accounts	414	378
	6,429	5,470
**Includes balance in unclaimed dividend account (refer Note 23.2.25a)*	2	2
***Refer Note 23.2.13 for details of balances in non-scheduled banks*		
8. LOANS AND ADVANCES		
Unsecured, considered good		
Loans to subsidiary (refer *Note 23.2.7*)	32	22
Advances		
Prepaid expenses	27	28
For supply of goods and rendering of services	10	3
Advance to gratuity fund trust	12	–
Interest accrued but not due	186	51
Others	20	20
	287	124
Unbilled revenues	472	312
Advance income tax	215	352
MAT credit entitlement	169	–
Loans and advances to employees		
Housing and other loans	42	42
Salary advances	64	63
Electricity and other deposits	24	20
Rental deposits	11	10
Deposits with financial institutions and body corporate (refer *Note 23.2.14*)	1,421	261
Mark-to-market on options / forward contracts	–	15
	2,705	1,199
Unsecured, considered doubtful		
Loans and advances to employees	1	1
	2,706	1,200
Less: Provision for doubtful loans and advances to employees	1	1
	2,705	1,199

in Rs. crore, except as otherwise stated

As at March 31,	2008	2007
9. CURRENT LIABILITIES		
Sundry creditors		
Goods and services*	36	23
Accrued salaries and benefits		
Salaries	46	28
Bonus and incentives	329	208
Unavailed leave	149	120
For other liabilities		
Provision for expenses	239	281
Retention monies	52	23
Withholding and other taxes payable	206	172
Mark-to-market on options / forward contracts	116	–
Gratuity obligation – unamortized amount relating to plan amendment	33	–
Due to option holders of Infosys BPO	–	2
Others	3	4
	1,209	861
Advances received from clients	4	4
Unearned revenue	268	295
Unclaimed dividend	2	2
	1,483	1,162
**Includes due to subsidiary Company (Refer Note 23.2.7)*	7	5
10. PROVISIONS		
Proposed dividend	1,559	371
Provision for		
Tax on dividend	265	63
Income taxes*	381	207
Post-sales client support and warranties	43	21
	2,248	662
**Refer Note 23.2.12*		

Schedules to profit and loss account

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
11. SOFTWARE DEVELOPMENT EXPENSES		
Salaries and bonus including overseas staff expenses	6,805	5,396
Overseas group health insurance	42	101
Contribution to provident and other funds	170	143
Staff welfare	49	41
Technical sub-contractors – subsidiaries	773	633
Technical sub-contractors – others	202	231
Overseas travel expenses	298	283
Visa charges and others	133	109
Software packages		
For own use	213	192
For service delivery to clients	25	25
Communication expenses	55	52
Computer maintenance	24	21
Consumables	18	22
Rent	23	17
Provision for post-sales client support and warranties	46	12
	8,876	7,278
12. SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	503	442
Overseas group health insurance	1	3
Contribution to provident and other funds	2	2
Staff welfare	3	3
Overseas travel expenses	83	92
Visa charges and others	3	2
Traveling and conveyance	3	3
Commission and earnout charges	14	24
Brand building	55	69
Professional charges	18	23
Rent	12	16
Marketing expenses	15	25
Telephone charges	8	6
Communication expenses	2	1
Printing and stationery	1	2
Advertisements	4	3
Office maintenance	–	–
Sales promotion expenses	3	2
Consumables	–	–
Software packages		
For own use	–	1
Computer maintenance	–	–
Power and fuel	–	–
Insurance charges	–	–
Rates and taxes	–	–
Bank charges and commission	–	–
Miscellaneous expenses	–	–
	730	719

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
13. GENERAL AND ADMINISTRATION EXPENSES		
Salaries and bonus including overseas staff expenses	223	172
Overseas group health insurance	(2)	–
Contribution to provident and other funds	12	11
Professional charges	167	137
Telephone charges	117	106
Power and fuel	106	88
Traveling and conveyance	92	85
Overseas travel expenses	14	15
Visa charges and others	1	2
Office maintenance	120	95
Guesthouse maintenance*	2	2
Insurance charges	20	27
Printing and stationery	13	13
Donations	20	21
Rent	15	14
Advertisements	6	8
Repairs to building	22	23
Repairs to plant and machinery	18	15
Rates and taxes	34	24
Professional membership and seminar participation fees	9	9
Postage and courier	9	8
Books and periodicals	4	5
Provision for bad and doubtful debts	42	24
Provision for doubtful loans and advances	–	1
Commission to non-whole-time directors	4	2
Freight charges	1	1
Bank charges and commission	1	1
Research grants	5	13
Auditors' remuneration		
Statutory audit fees	1	–
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Miscellaneous expenses	3	5
	1,079	927
**For non-training purposes*		
14. OTHER INCOME, NET		
Interest received on deposits with banks and others*	650	182
Dividend received on investment in liquid mutual funds (non-trade unquoted)	4	116
Miscellaneous income (refer *Note 23.2.15*)	24	35
Exchange (losses) / gains	5	42
	683	375
**Includes tax deducted at source*	86	31
15. PROVISION FOR TAXATION		
Income taxes*	819	375
MAT credit entitlement	(169)	–
Deferred taxes	(20)	(23)
	630	352
**Refer Note 23.2.12*		

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
16. CHANGE IN LOANS AND ADVANCES		
As per the balance sheet*	2,705	1,199
Add: Gratuity transitional liability	9	9
Gratuity obligation – unamortized amount relating to plan amendment (refer *Note 23.2.23*)	(33)	–
Less: Deposits with financial institutions included in cash and cash equivalents**	(1,260)	(140)
Interest accrued but not due	(186)	(51)
MAT credit entitlement	(169)	–
Advance income taxes separately considered	(215)	(352)
	851	665
Less: Opening balance considered	(665)	(485)
	186	180
**Includes loans to subsidiary and net of gratuity transitional liability*		
***Excludes restricted deposits held with LIC of Rs. 161 crore (Rs. 121 crore) for funding leave liability*		
17. CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the balance sheet	3,731	1,824
Add / (Less): Unclaimed dividend	(2)	(2)
Due to option holders of Infosys BPO	–	(2)
Gratuity obligation – unamortized amount relating to plan amendment	(33)	–
Provisions separately considered in the cash flow statement		
Income taxes	(381)	(207)
Dividends	(1,559)	(371)
Dividend taxes	(265)	(63)
	1,491	1,179
Less: Opening balance considered*	(1,179)	(832)
	312	347
**Adjusted for liability towards Intellectual Property Rights (refer Note 23.2.21)*		
18. INCOME TAXES PAID		
Charge as per the profit and loss account	630	352
Add / (Less): Increase / (Decrease) in advance income taxes	(137)	85
Increase / (Decrease) in deferred taxes	20	23
Increase / (Decrease) in MAT credit entitlement	169	–
Income tax benefit arising from exercise of stock options	(25)	(19)
(Increase) / Decrease in income tax provision	(174)	(20)
	483	421

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
19. PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
As per the balance sheet*	1,067	1,057
Less: Opening capital work-in-progress	(957)	(571)
Add: Closing capital work-in-progress	1,260	957
	1,370	1,443
**Excludes Rs. Nil (Rs. 41 crore) toward movement of land from leasehold to freehold*		
20. INVESTMENTS IN SECURITIES*		
As per the balance sheet	964	839
Add: Provisions on investments	–	2
	964	841
Less: Investment in subsidiaries	(125)	(649)
Profit on sale of liquid mutual funds	–	(11)
Opening balance considered	(839)	(876)
	–	(695)
**Refer Note 23.2.16 for investment and redemptions*		
21. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		
As per the balance sheet	6,429	5,470
Add: Deposits with financial institutions, included herein (excluding interest accrued but not due)**	1,260	140
	7,689	5,610
***Excludes restricted deposits held with LIC of Rs. 161 crore (Rs. 121 crore) for funding leave liability*		
22. INTEREST AND DIVIDEND RECEIVED		
Interest accrued but not due opening balance	51	25
Add: Interest and dividend income	654	298
Less: Interest accrued but not due closing balance	(186)	(51)
	519	272

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly-owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. de R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The solutions span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, and testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1 Significant accounting policies

23.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accrual basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The Management evaluates all recently issued or revised accounting standards on an on-going basis.

Pursuant to Institute of Chartered Accountants of India (ICAI) announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

23.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

23.1.3 Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts requiring significant implementation services, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5 Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use.

The Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

23.1.7 Retirement benefits to employees

23.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the Company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

23.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the Company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The Company had no further obligations to the Plan beyond its monthly contributions. From April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

23.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the Company make monthly contributions to the Infosys Technologies Limited Employees' Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

23.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9 Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Company's accounting policy.

Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10 Forward contracts and options in foreign currencies

The Company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the Company and the Company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The Company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11 Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

23.1.12 Earnings per share

In determining earnings per share, the Company considers the net profit after tax and includes the post tax effect of any extra-ordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had

the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

23.1.13 Investments

Trade investments are the investments made to enhance the Company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14 Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Company are segregated.

23.1.15 Onerous contracts

Provisions for onerous contracts, i.e. contracts where the expected unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, are recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation as a result of an obligating event based on a reliable estimate of such obligation.

23.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in *Note 23.3*. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1 Aggregate expenses

The aggregate amount incurred on certain specific expenses:

in Rs. crore

Particulars	Year ended March 31, 2008	2007
Salaries and bonus including overseas staff expenses*	7,531	6,010
Contribution to provident and other funds	184	156
Staff welfare		
Staff welfare	52	44
Overseas group health insurance^	41	104
Overseas travel expenses	395	390
Visa charges and others	137	113
Traveling and conveyance	95	88
Technical sub-contractors – subsidiaries	773	633
Technical sub-contractors – others	202	231
Software packages		
For own use	213	193
For service delivery to clients	25	25
Professional charges	185	160
Telephone charges	125	112
Communication expenses	57	53
Power and fuel	106	88
Office maintenance	120	95

The aggregate amount incurred on certain specific expenses (contd.)

in Rs. crore

Particulars	Year ended March 31, 2008	2007
Guesthouse maintenance**	2	2
Commission and earnout charges	14	24
Brand building	55	69
Rent	50	47
Insurance charges	20	27
Computer maintenance	24	21
Printing and stationery	14	15
Consumables	18	22
Donations	20	21
Advertisements	10	11
Marketing expenses	15	25
Repairs to building	22	23
Repairs to plant and machinery	18	15
Rates and taxes	34	24
Professional membership and seminar participation fees	9	9
Postage and courier	9	8
Provision for post-sales client support and warranties	46	12
Books and periodicals	4	5
Provision for bad and doubtful debts	42	24
Provision for doubtful loans and advances	–	1
Commission to non-whole-time directors	4	2
Sales promotion expenses	3	2
Freight charges	1	1
Bank charges and commission	1	1
Auditors' remuneration		
Statutory audit fees	1	–
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Research grants	5	13
Miscellaneous expenses	3	5
	10,685	8,924
Fringe Benefit Tax (FBT) in India included in the above	17	17

**During the year, the Company paid an amount of Rs. 102 crore to the California Division of Labor Standards Enforcement (DLSE) toward settlement of possible overtime payment to certain employees*

^The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.

***For non-training purposes*

23.2.2 Capital commitments and contingent liabilities

in Rs. crore

Particulars	As at March 31, 2008	2007
Estimated amount of unexecuted capital contracts (net of advances and deposits)	600	655
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	2	2
Claims against the Company, not acknowledged as debts^: Net of amount Rs. 101 crore (Rs. 238 crore) paid to statutory authorities	3	15

Particulars	As at March 31,	
	2008	2007
Forward contracts outstanding		
In US $	US $ 521,000,000	US $ 165,000,000
(Equivalent approximate in Rs. crore)	2,085	711
In Euro	€10,000,000	€2,000,000
(Equivalent approximate in Rs. crore)	63	12
In GBP	–	£5,500,000
(Equivalent approximate in Rs. crore)	–	47
Options outstanding		
Range barrier options in US $	US $ 100,000,000	US $ 205,000,000
(Equivalent approximate in Rs. crore)	400	884
Euro accelerator in Euro	€12,000,000	€24,000,000
(Equivalent approximate in Rs. crore)	76	138
Target redemption structure (GBP)	–	£16,000,000
(Equivalent approximate in Rs. crore)	–	136
Euro forward extra	€5,000,000	–
(Equivalent approximate in Rs. crore)	32	–

Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 98 crore (Rs. 234 crore), including interest of Rs. 18 crore (Rs. 51 crore) upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act, 1961. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter is pending before the Commissioner of Income Tax (Appeals) Bangalore.

The Company is contesting the demand and the Management, including its tax advisors, believes that its position is likely to be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the balance sheet date, the Company's net foreign currency exposure that is not hedged by a derivative instrument or otherwise is nil (Rs. 995 crore as at March 31, 2007).

23.2.3 Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4 Imports (valued on the cost, insurance and freight basis)

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Capital goods	296	258
Software packages	8	8
	304	266

23.2.5 Activity in foreign currency

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Earnings in foreign currency (on receipts basis)		
Income from software services and products	14,468	12,143
Interest received on deposits with banks	22	13
Expenditure in foreign currency (on payments basis)		
Travel expenses (including visa charges)	400	363
Professional charges	74	70
Technical sub-contractors – subsidiaries	753	612
Other expenditure incurred overseas for software development	5,257	4,342
Net earnings in foreign currency (on the receipts and payments basis)	8,006	6,769

23.2.6 Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year ended March 31, 2008 and March 31, 2007 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Lease rentals recognized during the period	50	47

in Rs. crore

Lease obligations	As at March 31,	
	2008	2007
Within one year of the balance sheet date	28	32
Due in a period between one year and five years	88	92
Due after five years	24	44
	140	168

The operating lease arrangements extend upto a maximum of 10 years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary Company, as at March 31, 2008 and *2007*:

in Rs. crore

Particulars	Cost	Accumulated depreciation	Net book value
Building	58	13	45
	46	*9*	*37*
Plant and machinery	22	13	9
	20	*11*	*9*
Computer equipment	2	2	–
	2	*2*	*–*
Furniture and fixtures	10	8	2
	12	*10*	*2*
Total	92	36	56
	80	*32*	*48*

The aggregate depreciation charged on the above during the year ended March 31, 2008 amounted to Rs. 9 crore (Rs. 10 crore for the year ended March 31, 2007).

The Company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (refer *Note 23.2.7*). Lease rental commitments from Infosys BPO:

in Rs. crore

Lease rentals	As at March 31,	
	2008	2007
Within one year of the balance sheet date	4	12
Due in a period between one year and five years	–	4
Due after five years	–	–
	4	16

The rental income from Infosys BPO for the year ended March 31, 2008 amounted to Rs. 18 crore (Rs. 17 crore for the year ended March 31, 2007).

23.2.7 Related party transactions

Name of the related party	Country	Holding as at March 31,	
		2008	2007
Infosys BPO	India	99.98%	98.92%#
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	–
Infosys BPO S.R.O*	Czech Republic	99.98%	98.92%
P-Financial Services Holding B.V. Netherlands**	Netherlands	99.98%	–

Note: *Infosys BPO S.R.O is a wholly-owned subsidiary of Infosys BPO.*

***P-Financial Services Holding B.V. Netherlands is a wholly-owned subsidiary of Infosys BPO.*

#Excludes deferred purchase of shares from shareholders of Infosys BPO of 3,60,417 shares.

Infosys guarantees the performance of certain contracts entered into by Infosys BPO.

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in *Note 23.2.6*, for the year ended March 31, 2008 and 2007 are as follows:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Capital transactions		
Financing transactions		
Infosys BPO	22	612
Infosys China	–	23
Infosys Mexico	22	–
Infosys Consulting	81	14
Loans		
Infosys China	10	8
Revenue transactions		
Purchase of services		
Infosys BPO (Including Infosys BPO S.R.O)	–	8
Infosys Australia	482	397
Infosys China	54	37
Infosys Consulting	231	189
Infosys Mexico	3	–
Purchase of shared services including facilities and personnel		
Infosys BPO (Including Infosys BPO S.R.O)	11	3
Interest income		
Infosys China	–	1
Sale of services		
Infosys Australia	4	3
Infosys China	–	2
Infosys Consulting	1	3
Sale of shared services including facilities and personnel		
Infosys BPO (Including Infosys BPO S.R.O)	44	19
Infosys Consulting	2	2

Details of amounts due to or due from and maximum dues from subsidiaries for the year ended March 31, 2008 and year ended March 31, 2007:

in Rs. crore

Particulars	As at March 31,	
	2008	2007
Loans and advances		
Infosys China	32	22
Debtors		
Infosys China	8	2
Infosys BPO (Including Infosys BPO S.R.O)	–	–
Creditors		
Infosys China	7	5
Maximum balances of loans and advances		
Infosys BPO (Including Infosys BPO S.R.O)	2	2
Infosys Australia	31	24
Infosys China	32	25
Infosys Consulting	16	14
Sundry creditors		
Infosys Mexico	–	–

During the year ended March 31, 2008, an amount of Rs. 20 crore (Rs. 19 crore for the year ended March 31, 2007) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

23.2.8 Transactions with key management personnel

The key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits paid to the key management personnel during the year ended March 31, 2008 and March 31, 2007 have been detailed in *Schedule 23.3* since the amounts are less than a crore.

The aggregate managerial remuneration under Section 198 of the Companies Act, 1956, to the directors (including managing director) is:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Whole-time directors		
Salary	2	1
Contributions to provident and other funds	–	–
Perquisites and incentives	5	3
Total remuneration	7	4
Non-whole-time directors		
Commission	4	2
Sitting fees	–	–
Reimbursement of expenses	1	–
Total remuneration	5	2

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Net Profit after tax from ordinary activities	4,470	3,777
Add:		
Whole-time directors' remuneration	7	4
Directors' sitting fees	–	–
Commission to non-whole-time directors	4	2
Provision for bad and doubtful debts	42	24
Provision for doubtful loans and advances	–	1
Provision on investments	–	2
Depreciation as per books of account	546	469
Provision for taxation	630	352
	5,699	4,631
Less:		
Depreciation as envisaged under Section 350 of the Companies Act*	546	469
Profit of a capital nature	–	–
Net profit on which commission is payable	5,153	4,162
Commission payable to non-whole-time directors		
Maximum allowed as per the Companies Act, 1956 at 1%	52	42
Maximum approved by the share holders (0.5%)	26	21
Commission approved by the Board	4	2

**The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum prescribed by Schedule XIV*

Infosys BPO has provided for commission of Rs. 0.12 crore to a non-whole-time director of Infosys, during the year ended March 31, 2008 and 2007.

23.2.9 Research and development expenditure

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Revenue	201	167

23.2.10 Dues to small-scale industrial undertakings and dues to micro enterprises and small enterprises

As at March 31, 2008, the Company has no outstanding dues to micro enterprises and small enterprises / small-scale industrial undertaking. As at March 31, 2007, the Company had no outstanding dues to small-scale industrial undertaking.

23.2.11 Stock option plans

The Company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised, and forfeited	Year ended March 31,	
	2008	2007
Options outstanding, beginning of period	20,84,124	45,46,480
Granted	–	–
Less: Exercised	5,00,465	22,91,213
Forfeited	53,212	1,71,143
Options outstanding, end of period	15,30,447	20,84,124

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised, and forfeited	Year ended March 31,	
	2008	2007
Options outstanding, beginning of period	18,97,840	1,91,79,074
Granted	–	6,38,761
Less: Exercised	2,85,431	1,78,08,689
Forfeited	1,17,716	1,11,306
Options outstanding, end of period	14,94,693	18,97,840

In fiscal 2007, the Company accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in *Note 23.2.20*

Pro forma Accounting for Stock Option Grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net income and basic and diluted earnings per share as reported would have reduced to the pro forma amounts as indicated:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Net profit		
As reported	4,470	3,783
Less: Stock-based employee compensation expense	13	12
Adjusted pro forma	4,457	3,771
Basic earnings per share as reported	78.24	67.93
Pro forma basic earnings per share	78.00	67.72
Diluted earnings per share as reported	77.98	66.44
Pro forma earnings per share as reported	77.74	66.23

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option Plan (ESOP). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2008, 7,85,896 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. FBT on exercise of stock options of Rs. 2 crore has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

23.2.12 Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Most of Infosys' operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys also has operations in a Special Economic Zone (SEZ). Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. Pursuant to the amendments in the Indian Income Tax Act, the Company has calculated its tax liability after considering Minimum Alternate Tax (MAT). The MAT liability can be carried forward and set off against the future tax liabilities. Accordingly, Rs. 169 crore was carried forward and shown under "Loans and Advances" in the balance sheet as of March 31, 2008.

The tax provision for the year ended March 31, 2008 includes a net reversal of Rs. 121 crore for liability no longer required.

23.2.13 Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:

in Rs. crore

Balances with non-scheduled banks	As at March 31,	
	2008	2007
In current accounts		
ABN Amro Bank, Taipei, Taiwan	–	2
Bank of America, Palo Alto, USA	272	293
Citibank NA, Melbourne, Australia	30	36
Citibank NA, Tokyo, Japan	2	1
Deutsche Bank, Brussels, Belgium	5	13
Deutsche Bank, Frankfurt, Germany	5	4
Deutsche Bank, Amsterdam, Netherlands	3	2
Deutsche Bank, Paris, France	2	3
Deutsche Bank, Zurich, Switzerland	1	–
Deutsche Bank, UK	76	5
HSBC Bank PLC, Croydon, UK	2	11
Royal Bank of Canada, Toronto, Canada	12	7
Deutsche Bank, Spain	2	1
Nordbanken, Stockholm, Sweden	1	–
Svenska Handelsbanken, Sweden	1	–
	414	378

Details of maximum balances during the period with non-scheduled banks:

in Rs. crore

	Year ended March 31,	
	2008	2007
In current accounts		
ABN Amro Bank, Taipei, Taiwan	2	2
Bank of America, Palo Alto, USA	637	573
Citibank NA, Melbourne, Australia	126	95
Citibank NA, Tokyo, Japan	14	30
Deutsche Bank, Brussels, Belgium	38	29
Deutsche Bank, Frankfurt, Germany	20	31
Deutsche Bank, Amsterdam, Netherlands	3	5
Deutsche Bank, Paris, France	5	6
Deutsche Bank, Spain	2	1
Deutsche Bank, Zurich, Switzerland	15	13
Deutsche Bank, UK	311	26
HSBC Bank PLC, Croydon, UK	32	237
Nordbanken, Stockholm, Sweden	1	2
Royal Bank of Canada, Toronto, Canada	17	15
Svenska Handels Bank, Stockholm, Sweden	2	1
UFJ Bank, Tokyo, Japan	3	34
Morgan Stanley Bank, US-Account	9	–
ABN Amro Bank, Copenhagen, Denmark	–	–
Citibank NA, Singapore	–	–
Citibank NA, Thailand	–	–

23.2.14 Loans and advances

"Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions and body corporate:

in Rs. crore

Particulars	As at March 31,	
	2008	2007
Deposits with financial institutions and body corporate		
HDFC Limited	1,000	–
GE Capital Services India	260	140
Life Insurance Corporation of India	161	121
	1,421	261

Maximum balance (including accrued interest) held as deposits with financial institutions and body corporate:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Deposits with financial institutions and body corporate		
HDFC Limited	1,031	510
GE Capital Services India	312	382
Life Insurance Corporation of India	161	132

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit / leave obligations as and when they arise during the normal course of business.

23.2.15 Fixed assets

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2008 and 2007 is less than Rs. 1 crore and accordingly disclosed in *Note 23.3*.

Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Charged during the period	16	26

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate for which sale deeds are yet to be executed as at March 31, 2008.

23.2.16 Details of investments

in Rs. crore

Particulars	As at March 31,	
	2008	2007
Long-term investments		
OnMobile Systems Inc., (formerly Onscan Inc.) USA		
53,85,251 (1,00,000) common stock at US $0.4348 each, fully paid, par value US $0.001 each*	9	–
Nil (1,00,000) Series A voting convertible preferred stock at US $0.4348 each, fully paid, par value US $0.001 each	–	–
Nil (44,00,000) Series A non-voting convertible preferred stock at US $0.4348 each, fully paid, par value US $0.001 each*	–	9
M-Commerce Ventures Pte. Ltd., Singapore		
100 (100) ordinary shares of Singapore $1 each, fully paid, par value Singapore $1 each	–	–
563 (684) redeemable preference shares of Singapore $1, fully paid, at a premium of Singapore $1,110 per redeemable preferred stock	2	2
337 (216) redeemable preference shares of Singapore $1, fully paid, par value Singapore $1 each	–	–
	11	11
Less: Provision for investment	11	11
	–	–

**During the year all of the preferred stock investments in OnMobile Systems Inc., U.S.A have been converted to common stock*

Details of investments in and disposal of securities during the year ended March 31, 2008 and 2007:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Investment in securities		
Subsidiaries	125	649
Long-term investments	–	–
Liquid mutual funds	1,518	4,341
	1,643	4,990
Redemption / Disposal of investment in securities		
Long-term investments	–	–
Liquid mutual funds	1,518	5,025
	1,518	5,025
Net movement in investments	125	(35)

Investment purchased and sold during the year ended March 31, 2008:

in Rs. crore

Name of the fund	Face value Rs./-	Units	Cost
Reliance Liquidity Fund – Treasury Plan	10	24,20,31,906	242
Birla Cash Plus Fund – Institutional Plan	10	14,97,08,069	150
Tata Liquid Super High Investment Fund – Monthly Dividend	1,000	9,75,757	110
Birla Liquid Plus Fund – Institutional Plan	10	9,99,96,063	100
Deutsche Insta Cash Plus Fund – Institutional Plan	10	9,98,32,115	100
Deutsche Money Plus Fund – Institutional Plan	10	9,88,84,670	100
DSP Merrill Lynch Liquid Fund – Institutional Plan	1,000	4,49,824	45
DSP Liquid Plus – Institutional Plan	1,000	4,49,824	45
Franklin Floating Rate – Institutional Plan	10	7,47,75,059	75
Templeton India Treasury Management Account – Institutional Plan	1,000	7,38,016	75
HSBC – Cash Fund Institutional Plan	10	9,99,56,442	100
HSBC Liquid Plus – Institutional Plan	10	9,91,02,655	100
ICICI Institutional Liquid Plus	10	9,50,63,038	100
Grindlays Cash Fund – Institutional Plan	1,000	4,99,985	50
SCB – Grindlays Floating Rate Fund – Institutional Plan	10	4,98,93,280	50
Sundaram Liquid Plus Super – Institutional Plan	10	7,41,34,846	75

Particulars of investments made during the year ended March 31, 2008 and 2007:

in Rs. crore

Particulars of investee companies	Year ended March 31,	
	2008	2007
Infosys Consulting	81	14
Infosys Mexico	22	–
Infosys China	–	23
Infosys BPO	22	612*
	125	649

Includes an amount of Rs. 12 crore toward fair value of Infosys BPO options swapped with equivalent Infosys options and Rs. 2 crore due to option holders of Infosys BPO relating to option purchases paid during the year ended March 31, 2008.

Investment in Infosys Mexico

On June 20, 2007, the Company incorporated a wholly-owned subsidiary, Infosys Technologies S. de R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options

On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of up to 12,79,963 equity shares at a fair market value of Rs. 604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer, Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006.

In January 2007, the Company initiated the purchase of all the shares and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The shareholders were given a choice to sell their shares at fair market value and the option holders were given the choice to sell their options and / or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal, Infosys paid an aggregate of Rs. 71 crore for the purchase of shares and options and granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs. 12 crore. Accordingly, the investment in Infosys BPO increased by Rs. 83 crore and reserves increased by Rs. 12 crore in March 2007.

In February 2008, Infosys paid an aggregate of Rs. 22 crore to complete the deferred purchase of 3,60,417 shares from certain employees of Infosys BPO. Consequent to this purchase, Infosys holding in Infosys BPO increased to 99.98% as at March 31, 2008.

Conversion of cumulative preference shares in Infosys BPO

Infosys BPO issued an aggregate of 87,50,000, 0.005% cumulative convertible preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005, CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the Company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US $115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date.

Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested US $20 million (Rs. 81 crore) in its wholly-owned subsidary Infosys Consulting, Inc. As of March 31, 2008, the Company has invested an aggregate of US $40 million (Rs. 171 crore) in the subsidiary.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the year ended March 31, 2008 amounted to nil. (Rs. 2 crore for the year ended March 31, 2007).

The Company provided Rs. Nil and Rs. 1 crore during the year ended on March 31, 2008 and 2007 on revision of the carrying amount of non-trade current investments to fair value.

Redemption of preference shares

On September 7, 2007, the Company realised Rs. 0.36 crore on redemption of the preference shares in M-Commerce Ventures Pte. Limited, Singapore ("M-Commerce"). There were no such transactions in the quarter or year ended March 31, 2007. The entire investment in M-Commerce was fully provided for in earlier years. Accordingly, the realized gain was taken to the profit and loss account and the provision written back.

23.2.17 Segment reporting

The Infosys Group's operations predominantly relate to providing end-to-end business solutions, that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed based on the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the Company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the rest of the world comprises all other places except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2008 and *2007*:

in Rs. crore

Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,706	2,291	3,215	1,945	2,491	15,648
	4,951	*1,805*	*2,409*	*1,386*	*2,598*	*13,149*
Identifiable operating expenses	2,426	1,028	1,401	836	1,085	6,776
	2,139	*767*	*1,016*	*588*	*1,111*	*5,621*
Allocated expenses	1,424	572	804	485	624	3,909
	1,244	*454*	*605*	*348*	*652*	*3,303*
Segmental operating income	1,856	691	1,010	624	782	4,963
	1,568	*584*	*788*	*450*	*835*	*4,225*
Unallocable expenses						546
						469
Operating income						4,417
						3,756
Other income (expense), net						683
						373
Net profit before taxes and exceptional items						5,100
						4,129
Income taxes						630
						352
Net profit after taxes and before exceptional items						4,470
						3,777
Income on sale of investments (net of taxes)						–
						6
Net profit after taxes and exceptional items						4,470
						3,783

Geographical Segments

Year ended March 31, 2008 and *2007*:

in Rs. crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	9,873	4,207	219	1,349	15,648
	8,395	*3,393*	*214*	*1,147*	*13,149*
Identifiable operating expenses	4,308	1,668	46	754	6,776
	3,636	*1,314*	*53*	*618*	*5,621*
Allocated expenses	2,466	1,050	56	337	3,909
	2,110	*853*	*53*	*287*	*3,303*
Segmental operating income	3,099	1,489	117	258	4,963
	2,649	*1,226*	*108*	*242*	*4,225*
Unallocable expenses					546
					469
Operating income					4,417
					3,756
Other income (expense), net					683
					373
Net profit before taxes and exceptional items					5,100
					4,129
Income taxes					630
					352
Net profit after taxes and before exceptional items					4,470
					3,777
Income on sale of investments (net of taxes)					–
					6
Net profit after taxes and exceptional items					4,470
					3,783

23.2.18 Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, and general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2008, the Company has provided for doubtful debts of Rs. 20 crore (Rs. 7 crore as at March 31, 2007) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Company pursues the recovery of the dues, in part or full.

23.2.19 Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depository bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore

Particulars	Number of shares to which the dividends relate	Year ended March 31,	
		2008	2007
Interim dividend for fiscal 2008	10,92,19,011	66	–
Interim dividend for fiscal 2007	7,76,06,280	–	39
Final dividend for fiscal 2007	10,92,18,536	71	–
Silver Jubilee special dividend*	7,70,94,270	–	116
Final dividend for fiscal 2006*	7,70,94,270	–	33

*Adjusted for bonus issue.

23.2.20 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2008	2007
Number of shares considered as basic weighted average shares outstanding	57,13,98,340	55,68,52,339
Add: Effect of dilutive issues of shares / stock options	19,08,547	1,24,90,355
Number of shares considered as weighted average shares and potential shares outstanding	57,33,06,887	56,93,42,694

23.2.21 Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US $4.4 million) by June 12, 2012 through a revenue sharing arrangement toward acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter ended December 31, 2006, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US $3 million). The remainder of the liability amounting to Rs. 6.5 crore (US $1.4 million) has been written back and disclosed in "Other Income".

23.2.22 Exceptional items

During the year ended March 31, 2005 the Company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore, representing 90% of the consideration, was received by the Company and the balance amount was deposited in Escrow to indemnify any contractual contingencies. During the year ended March 31, 2007, the Company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) had been recognized in the profit and loss account as an exceptional item.

During the year ended March 31, 2007, the Company received Rs. 1 crore from CiDRA Corporation toward redemption of shares on recapitalization. The remainder of investment was written off against provision made earlier.

23.2.23 Gratuity plan

Effective April 1, 2006, the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves.

The following table sets out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. crore

Particulars	As at March 31,	
	2008	2007
Obligations at period beginning	221	180
Service cost	47	44
Interest cost	16	14
Actuarial (gain) / loss	(9)	–
Benefits paid	(21)	(17)
Amendment in benefit plans	(37)	–
Obligations at period end	217	221
Defined benefit obligation liability as at the balance sheet date is wholly-funded by the Company		
Change in plan assets		
Plan assets at period beginning, at fair value	221	167
Expected return on plan assets	18	16
Actuarial gain / (loss)	2	3
Contributions	9	52
Benefits paid	(21)	(17)
Plan assets at period end, at fair value	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets		
Fair value of plan assets at the end of the period	229	221
Present value of the defined benefit obligations at the end of the period	217	221
Asset recognized in the balance sheet	12	–
Assumptions		
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Gratuity cost for the period		
Service cost	47	44
Interest cost	16	14
Expected return on plan assets	(18)	(16)
Actuarial (gain) / loss	(11)	(3)
Amortizations (Reduction in benefit)	(4)	–
Net gratuity cost	30	39
Assumptions		
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

Investment details of plan assets

100% of our plan assets are invested in debt instruments.

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight line basis to the profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability, as at March 31, 2008, amounted to Rs. 33 crore and is shown under "current liabilities".

23.2.24 Provident fund

The Guidance Note on Implementing AS 15, Employee benefits (revised 2005) issued by Accounting Standards Board (ASB) states

benefit involving employer-established provident funds, which require interest shortfalls to be recompensed, are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability, to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

23.2.25 Cash flow statement

23.2.25.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2008 (Rs. 2 crore as at March 31, 2007) set aside for payment of dividends.

23.2.25.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2008 include an amount of Rs. 161 crore (Rs. 132 crore as at March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered in "cash and cash equivalents".

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from the Department of Company Affairs (DCA) earlier. Those items which are not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance sheet items

in Rs. crore

Schedule	Description	As at March 31,	
		2008	2007
3	Fixed assets		
	Additions		
	Vehicles	–	–
	Deductions / retirements		
	Plant and machinery	146.47	0.34
	Furniture and fixtures	129.24	0.15
	Depreciation and amortization for the period		
	Vehicles	0.36	1.00
7	Cash in hand	–	–
23.2.6	Computers on operating lease to Infosys BPO		
	Net book value	–	0.08
23.2.13	Balances with non-scheduled banks		
	ABN Amro Bank, Copenhagen, Denmark	0.01	0.04
	ABN Amro Bank, Taipei, Taiwan	0.23	1.51
	Citibank NA, Singapore	0.02	0.03
	Citibank NA, Thailand	0.31	0.16
	Nordbanken, Stockholm, Sweden	0.89	0.05
	Svenska Handels Bank, Stockholm, Sweden	1.23	0.01
	UFJ Bank, Tokyo, Japan	–	0.06
	Deutsche Bank, Zurich, Switzerland	1.34	0.21
23.2.16	Long-term investments		
	OnMobile (common stock)	–	0.19
	OnMobile (Series A - voting)	–	0.19

Profit and loss account items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2008	2007
Profit and Loss	Provision for investments	(0.36)	2.02
12	Selling and marketing expenses		
	Visa charges and others	2.17	–
	Printing and stationery	1.16	–
	Office maintenance	0.39	0.26
	Computer maintenance	0.02	0.09
	Advertisement	4.21	–
	Software packages for own use	0.12	0.50
	Communication expenses	1.33	0.75
	Rates and taxes	0.02	–
	Consumables	0.23	0.31
13	General and administration expenses		
	Provision for doubtful loans and advances	0.54	0.56
	Overseas group health insurance	(2.30)	(0.11)
	Commission to non-whole-time directors	4.07	1.83
	Visa charges and others	0.59	2.40
	Auditors' remuneration		
	Statutory audit fees	0.64	0.46
	Others	0.11	0.04
	Certification charges	0.05	0.04
	Out-of-pocket expenses	0.03	0.03
	Freight charges	0.76	0.93
	Bank charges and commission	1.08	1.24
23.2.1	Aggregate expenses		
	Provision for doubtful loans and advances	0.54	0.56
	Commission to non-whole-time directors	4.07	1.83
	Guesthouse maintenance	2.71	2.23
	Auditors' remuneration		
	Statutory audit fees	0.64	0.48
	Others	0.11	0.04
	Certification charges	0.05	–
	Out-of-pocket expenses	0.03	0.03
	Bank charges and commission	1.08	1.24
	Freight charges	0.76	0.93
23.2.7	Related party transactions, revenue transactions		
	Purchase of shared services including facilities and personnel		
	Interest income – Infosys China	0.96	–
	Sale of services – Infosys Consulting	0.36	0.28
	Sale of services – Infosys BPO (including Infosys BPO S.R.O)	–	0.49
23.2.15	Profit on disposal of fixed assets, included in miscellaneous income	0.18	0.17
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	(0.05)
	Profit / (loss) on disposal of fixed assets, net	0.17	0.12
23.2.13	Maximum balance with non-scheduled banks		
	ABN Amro Bank, Copenhagen, Denmark	0.25	0.11
	Citibank NA, Singapore	0.08	0.19
	Citibank NA, Sharjah, UAE	–	0.18
	Citibank NA, Thailand	0.33	0.16
	Bank of China, Beijing, China	–	0.02

Cash flow statement items

in Rs. crore

Schedule	Description	Year ended March 31, 2008	2007
Cash flow statement	Profit / loss on sale of fixed assets	0.17	0.12
	Proceeds on disposal of fixed assets	0.38	0.40
	Provision for investments	(0.36)	2.02

Transactions with key management personnel

The key management personnel comprise directors and statutory officers. Particulars of remuneration and other benefits paid to the key management personnel during the year ended March 31, 2008 and 2007:

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Chairman and Chief Mentor				
N. R. Narayana Murthy*	–	–	–	–
	0.06	*0.02*	*0.21*	*0.29*
Co-Chairman				
Nandan M. Nilekani	0.21	0.05	0.56	0.82
	0.16	*0.04*	*0.33*	*0.53*
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.21	0.05	0.55	0.81
	0.16	*0.04*	*0.34*	*0.54*
Chief Operating Officer				
S. D. Shibulal	0.20	0.05	0.53	0.78
	0.13	*0.04*	*0.29*	*0.46*
Whole-time directors				
K. Dinesh	0.21	0.05	0.56	0.82
	0.13	*0.04*	*0.33*	*0.50*
T. V. Mohandas Pai	0.33	0.11	1.36	1.80
	0.24	*0.08*	*0.60*	*0.92*
Srinath Batni	0.31	0.08	0.88	1.27
	0.20	*0.04*	*0.50*	*0.74*
Chief Financial Officer				
V. Balakrishnan	0.26	0.08	0.70	0.63
	0.17	*0.05*	*0.56*	*0.78*

*Whole-time director till August 20, 2006

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-whole-time Directors				
Deepak M. Satwalekar	0.56	–	0.01	0.57
	0.23	*–*	*–*	*0.23*
Prof. Marti G. Subrahmanyam	0.47	–	0.12	0.59
	0.21	*–*	*0.11*	*0.32*
David L. Boyles	0.47	–	–	0.47
	0.21	*–*	*–*	*0.21*
Dr. Omkar Goswami	0.44	–	0.01	0.45
	0.19	*–*	*0.02*	*0.21*
Sen. Larry Pressler	–	–	–	–
	0.04	*–*	*0.03*	*0.07*
Rama Bijapurkar	0.44	–	0.01	0.45
	0.21	*–*	*0.01*	*0.22*
Claude Smadja	0.42	–	0.20	0.62
	0.21	*–*	*0.20*	*0.41*
Sridar A. Iyengar	0.46	–	0.09	0.55
	0.21	*–*	*0.13*	*0.34*
Prof. Jeffrey S. Lehman	0.43	–	0.02	0.45
	0.18	*–*	*–*	*0.18*
N. R. Narayana Murthy*	0.50	–	–	0.50
	0.14	*–*	*–*	*0.14*

*Appointed as additional director effective August 21, 2006

Balance sheet abstract and the company's general business profile

Registration details: Registration No.: 13115 State code: 08

in Rs. thousand, except per share data

Balance sheet date	As at March 31, 2008
Capital raised during the year	
Public issue	–
Rights issue	–
Bonus issue	–
Private placement	–
Preferential offer of shares under the Employee Stock Option Plan scheme*	5,87,548
Position of mobilization and deployment of funds	
Total liabilities	13,48,94,374
Total assets	13,48,94,374
Sources of funds	
Paid-up capital	28,59,980
Reserves and surplus	13,20,34,394
Secured loans	–
Unsecured loans	–
Application of funds	
Net fixed assets	3,93,14,664
Investments	96,39,279
Net current assets	8,49,52,555
Deferred tax assets	9,87,876
Miscellaneous expenditure	–
Accumulated losses	–
Performance of the Company	
Income from software services and products	15,64,78,368
Other income	68,26,299
Total income	16,33,04,667
Total expenditure	11,23,03,242
Profit / loss before tax and exceptional items	5,10,01,425
Profit / loss after tax and before exceptional items	4,47,04,412
Earnings per share from ordinary activities before exceptional items (Basic) (Rs.)	78.24
Earnings per share from ordinary activities before exceptional items (Diluted) (Rs.)	77.98
Dividend rate**(%) (Equity share of par value Rs. 5/- each)	665%
Generic names of principal products / services of the Company	
Item code No.(ITC code)	85249009
Product description	Computer software
Issue of shares arising on the exercise of options granted to employees under the Company's (Nos.)	
1998 Plan	5,00,465
1999 Plan	2,85,431

***Includes special dividend of 400% (Rs. 20 per share)*

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2008

K. Parvatheesam
Company Secretary

Consolidated financial statements

Auditors' report

To the board of directors of Infosys Technologies Limited and its subsidiaries

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively referred to as the 'Infosys Group') as at March 31, 2008, the consolidated Profit and Loss Account of the Infosys Group for the year ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS 21), Consolidated Financial Statements prescribed by Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at March 31, 2008;

(b) in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the year ended on that date; and

(c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
April 15, 2008

Consolidated balance sheet

As at March 31,

in Rs. crore

	Schedule	2008	2007
SHAREHOLDERS' FUNDS			
Share capital	1	286	286
Reserves and surplus	2	13,509	10,969
		13,795	11,255
MINORITY INTEREST		–	4
		13,795	11,259
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		5,439	4,642
Less: Accumulated depreciation and amortization		1,986	1,836
Net book value		3,453	2,806
Add: Capital work-in-progress		1,324	965
		4,777	3,771
INVESTMENTS	4	72	25
DEFERRED TAX ASSETS	5	119	92
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	3,297	2,436
Cash and bank balances	7	6,950	5,834
Loans and advances	8	2,771	1,251
		13,018	9,521
LESS: CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	1,912	1,469
Provisions	10	2,279	681
NET CURRENT ASSETS		8,827	7,371
		13,795	11,259
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note: The schedules referred to above are an integral part of the consolidated balance sheet

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2008

K. Parvatheesam
Company Secretary

Consolidated profit and loss account

For the year ended March 31,

in Rs. crore, except per share data

	Schedule	2008	2007
Income from software services, products and business process management		16,692	13,893
Software development and business process management expenses	11	9,207	7,458
GROSS PROFIT		7,485	6,435
Selling and marketing expenses	12	916	929
General and administration expenses	13	1,331	1,115
		2,247	2,044
OPERATING PROFIT before interest, depreciation and minority interest		5,238	4,391
Interest		–	–
Depreciation		598	514
OPERATING PROFIT before tax, minority interest and exceptional items		4,640	3,877
Other income, net	14	704	372
Provision for investments		–	2
NET PROFIT before tax, minority interest and exceptional items		5,344	4,247
Provision for taxation (refer *Note 24.2.8*)	15	685	386
NET PROFIT after tax and before minority interest and exceptional items		4,659	3,861
Income on sale of investments, net of taxes (refer *Note 24.2.19*)		–	6
NET PROFIT after tax, exceptional items and before minority interest		4,659	3,867
Minority interest		–	11
NET PROFIT after tax, exceptional items and minority interest		4,659	3,856
Balance brought forward		4,941	2,219
Less: Residual dividend paid		–	4
Additional dividend tax		–	1
		4,941	2,214
AMOUNT AVAILABLE FOR APPROPRIATION		9,600	6,070
Dividend			
Interim		343	278
Final		415	371
One time special dividend		1,144	–
Total dividend		1,902	649
Dividend tax		323	102
Amount transferred to general reserve		547	378
Balance in profit and loss account		6,828	4,941
		9,600	6,070
EARNINGS PER SHARE*			
Equity shares of par value Rs. 5/- each			
Before Exceptional items			
Basic		81.53	69.11
Diluted		81.26	67.59
After exceptional items			
Basic		81.53	69.22
Diluted		81.26	67.70
Number of shares used in computing earnings per share			
Basic		57,13,98,340	55,68,52,339
Diluted		57,33,06,887	56,93,42,694
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note: * *Refer Note 24.2.17*

The schedules referred to above are an integral part of the consolidated profit and loss account

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2008

K. Parvatheesam
Company Secretary

Consolidated cash flow statement

For the year ended March 31,

in Rs. crore

	Schedule	2008	2007
Net profit before tax, minority interest and exceptional items		5,344	4,247
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / Loss on sale of fixed assets		–	–
Depreciation		598	514
Interest and dividend income		(681)	(315)
Profit on sale of liquid mutual funds		–	(11)
Provisions for investments		–	2
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(19)	7
Changes in current assets and liabilities			
Sundry debtors	16	(830)	(828)
Loans and advances	17	(190)	(179)
Current liabilities and provisions	18	410	530
Income taxes paid	19	(549)	(446)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,083	3,521
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed assets and change in capital work-in-progress	20	(1,494)	(1,510)
Payment for purchase of business, net of cash acquired		(101)	–
Payment for Intellectual Property Rights		–	14
Investments in / disposal of securities	21	(47)	740
Acquisition of minority interest in subsidiary		(24)	(660)
Interest and dividend received	23	546	289
Cash flow from investing activities before exceptional items		(1,120)	(1,127)
Proceeds on sale of long-term investments (net of taxes)		–	6
NET CASH USED IN INVESTING ACTIVITIES		(1,120)	(1,121)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		58	1,216
Dividends paid during the period, including dividend tax		(835)	(1,532)
NET CASH USED IN FINANCING ACTIVITIES		(777)	(316)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		41	(7)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		2,227	2,077
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		6,008	3,931
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	8,235	6,008
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note: The schedules referred to above are an integral part of the consolidated cash flow statement

As per our report attached

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

Nandan M. Nilekani
Co-Chairman

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Rama Bijapurkar
Director

Claude Smadja
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. Dinesh
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

Bangalore
April 15, 2008

K. Parvatheesam
Company Secretary

Schedules to the consolidated balance sheet

in Rs. crore, except per share data

As at March 31,	2008	2007
1. SHARE CAPITAL		
Authorized		
Equity shares, Rs. 5/- par value		
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, subscribed and paid up		
Equity shares, Rs. 5/- par value*	286	286
57,19,95,758 (57,12,09,862) equity shares fully paid up		
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]		
	286	286
Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)		
For details of options in respect of equity shares, refer Note 24.2.7		
^Refer Note 24.2.17 for details of basic and diluted shares		
2. RESERVES AND SURPLUS		
Capital reserve	6	5
Foreign currency translation reserve	22	–
Share premium account – opening balance	2,768	1,543
Add: Receipts on exercise of employee stock options	58	1,206
Income tax benefit arising from exercise of stock options	25	19
	2,851	2,768
General reserve – opening balance	3,255	3,012
Less: Capitalized on issue of bonus shares	–	138
Less: Gratuity transitional liability (refer *Note 24.2.20*)	–	9
Add: Transfer from the profit and loss account	547	378
Add: Fair value of employee options issued in exchange of Infosys BPO options (refer *Note 24.2.12*)	–	12
	3,802	3,255
Balance in profit and loss account	6,828	4,941
	13,509	10,969

in Rs. crore, except as otherwise stated

As at March 31,	2008	2007
4. INVESTMENTS		
Trade (unquoted) – at cost		
Long-term investments	12	12
Less: Provision made for investments	12	12
	–	–
Non-trade (unquoted), current investments, at the lower of cost and fair value		
Liquid mutual funds*	72	25
	72	25
Aggregate amount of unquoted investments	72	25
**Refer Note 24.2.11*		
5. DEFERRED TAX ASSETS		
Fixed assets	91	74
Sundry debtors	7	3
Others	21	15
	119	92
6. SUNDRY DEBTORS		
Debts outstanding for a period exceeding six months		
Unsecured		
Considered good	–	–
Considered doubtful	21	16
Other debts		
Unsecured		
Considered good*	3,297	2,436
Considered doubtful	20	7
	3,338	2,459
Less: Provision for doubtful debts	41	23
	3,297	2,436
**Includes dues from companies where directors are interested*	2	7
7. CASH AND BANK BALANCES		
Cash on hand	–	–
Balances with scheduled banks		
In current accounts*	293	481
In deposit accounts in Indian Rupees	5,913	4,952
Balances with non-scheduled banks		
In deposit accounts in foreign currency	153	–
In current accounts in foreign currency	591	401
	6,950	5,834
**Includes balance in unclaimed dividend account*	2	2

3. FIXED ASSETS

in Rs. crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2007	Additions	Deletions / Retirement	As at March 31, 2008	As at April 1, 2007	For the year	Deletions / Retirement	As at March 31, 2008	As at March 31, 2008	As at March 31, 2007
Goodwill	589	100	–	689	–	–	–	–	689	589
Land: Freehold	76	55	–	131	–	–	–	–	131	76
Leasehold	96	3	–	99	–	–	–	–	99	96
Buildings	1,471	487	–	1,958	267	111	–	378	1,580	1,204
Plant and machinery*	787	229	147	869	423	140	147	416	453	364
Computer equipment*	1,028	220	172	1,076	774	246	172	848	228	254
Furniture and fixtures*	573	137	129	581	362	94	129	327	254	211
Leasehold improvements	20	13	–	33	10	7	–	17	16	10
Vehicles	2	1	–	3	–	–	–	–	3	2
	4,642	1,245	448	5,439	1,836	598	448	1,986	3,453	2,806
Previous year	2,983	1,706	47	4,642	1,328	514	6	1,836	2,806	

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

** During the year ended March 31, 2008, certain assets which are old and not in use having a gross book value of Rs. 448 crore (net book value Nil) were retired*

Schedules to the consolidated balance sheet

in Rs. crore, except as otherwise stated

As at March 31,	2008	2007
8. LOANS AND ADVANCES		
Unsecured, considered good		
Advances		
Prepaid expenses	33	34
For supply of goods and rendering of services	13	3
Advance to gratuity and provident fund trust	12	–
Interest accrued but not due	186	51
Others	34	20
	278	108
Unbilled revenues	482	320
Advance income tax	218	353
MAT credit entitlement	175	–
Loans and advances to employees		
Housing and other loans	42	42
Salary advances	73	76
Electricity and other deposits	32	21
Rental deposits	25	15
Deposits with financial institution and body corporate (refer *Note 24.2.9*)	1,446	295
Mark-to-market forward contract and option – asset	–	15
Other assets	–	6
	2,771	1,251
Unsecured, considered doubtful		
Loans and advances to employees	1	1
	2,772	1,252
Less: Provision for doubtful loans and advances to employees	1	1
	2,771	1,251
9. CURRENT LIABILITIES		
Sundry creditors		
Capital goods	–	–
Goods and services	53	25
Accrued salaries and benefits		
Salaries	80	39
Bonus and incentives	413	264
Unavailed leave	190	149
For other liabilities		
Accrual for expenses	450	456
Retention monies	53	24
Withholding and other taxes payable	218	181
Mark-to-market forward contract and option – liability	118	–
Gratuity obligation – unamortized amount	33	–
Others	10	12
	1,618	1,150
Advances received from clients	6	4
Unearned revenue	286	311
Unclaimed dividend	2	2
Due to option holders of Infosys BPO	–	2
	1,912	1,469
10. PROVISIONS		
Proposed dividend	1,559	371
Provision for		
Tax on dividend	265	63
Income taxes*	402	224
Post-sales client support and warranties	53	23
	2,279	681

*Refer Note 24.2.8

Schedules to the consolidated profit and loss account

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
11. SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES		
Salaries and bonus including overseas staff expenses	7,651	6,071
Contribution to provident and other funds	192	154
Staff welfare	58	46
Overseas travel expenses	505	461
Traveling and conveyance	2	–
Technical sub-contractors	265	289
Software packages		
For own use	225	203
For service delivery to clients	26	25
Communication expenses	79	69
Rent	49	34
Computer maintenance	27	23
Consumables	21	24
Provision for post-sales client support and warranties	45	13
Miscellaneous expenses	62	46
	9,207	7,458
12. SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	607	552
Contribution to provident and other funds	4	3
Staff welfare	3	3
Overseas travel expenses	102	106
Traveling and conveyance	4	8
Brand building	56	70
Commission and earnout charges	64	101
Professional charges	21	24
Rent	15	19
Marketing expenses	19	26
Telephone charges	8	6
Printing and stationery	1	1
Advertisements	6	3
Sales promotion expenses	3	2
Office maintenance	–	1
Communication expenses	2	1
Insurance charges	–	–
Consumables	–	–
Software packages		
For own use	–	1
Computer maintenance	–	–
Rates and taxes	–	–
Miscellaneous expenses	1	2
	916	929

Schedules to consolidated profit and loss account

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
13. GENERAL AND ADMINISTRATION EXPENSES		
Salaries and bonus including overseas staff expenses	350	271
Contribution to provident and other funds	12	12
Staff welfare	1	–
Telephone charges	133	118
Professional charges	189	151
Power and fuel	122	97
Office maintenance	136	108
Guesthouse maintenance	1	–
Traveling and conveyance	102	95
Overseas travel expenses	24	23
Insurance charges	26	32
Printing and stationery	18	16
Rates and taxes	36	26
Donations	20	21
Rent	22	17
Advertisements	7	8
Professional membership and seminar participation fees	9	10
Repairs to building	23	22
Repairs to plant and machinery	20	15
Postage and courier	11	8
Books and periodicals	4	5
Recruitment and training	3	7
Provision for bad and doubtful debts	43	26
Provision for doubtful loans and advances	–	1
Commission to non-whole-time directors	4	2
Auditors' remuneration		
Statutory audit fees	1	1
Certification charges	–	–
Others	–	–
Out-of-pocket expenses	–	–
Bank charges and commission	1	1
Freight charges	1	1
Research grants	4	13
Software packages		
For own use	–	–
Transaction processing fee and filing fee	–	1
Miscellaneous expenses	8	7
	1,331	1,115
14. OTHER INCOME, NET		
Interest received on deposits with banks and others*	672	192
Dividend received on investment in liquid mutual funds (non-trade unquoted)	9	123
Profit on sale of liquid mutual funds	–	–
Miscellaneous income, net (refer *Note 24.2.10*)	11	19
Exchange gains / (losses)	12	38
	704	372
*Includes tax deducted at source	89	33
15. PROVISION FOR TAXATION		
Income taxes*	884	413
MAT credit entitlement	(177)	–
Deferred taxes	(22)	(27)
	685	386

**Refer Note 24.2.8*

Schedules to consolidated cash flow statement

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
16. CHANGE IN SUNDRY DEBTORS		
As per the balance sheet	3,297	2,436
Less: Opening balance considered	(2,436)	(1,608)
Sundry debtors pertaining to acquired company	(31)	–
	830	828
17. CHANGE IN LOANS AND ADVANCES		
As per the balance sheet*	2,771	1,251
Add: Gratuity transitional liability	9	9
Gratuity obligation – unamortized amount relating to plan amendment (refer *Note 24.2.20*)	(33)	–
Less: Deposits with financial institutions, included in cash and cash equivalents**	(1,285)	(174)
MAT credit entitlement	(175)	–
Advance income taxes separately considered	(218)	(353)
Interest accrued but not due	(186)	(51)
	883	682
Less: Opening balance considered	(682)	(503)
Loans and advances pertaining to acquired company	(11)	–
	190	179
**Net of gratuity transitional liability*		
***Excludes restricted deposits held with LIC of Rs. 161 crore (Rs. 121 crore) for funding leave liability*		
18. CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the balance sheet	4,191	2,150
Add / (Less): Unclaimed dividend	(2)	(2)
Gratuity obligation – unamortized amount relating to plan amendment	(33)	–
Due to option holders of Infosys BPO	–	(2)
Payable for acqusition of shared service center	(6)	–
Provisions separately considered in the cash flow statement		
Income taxes	(402)	(224)
Dividends	(1,559)	(371)
Dividend tax	(265)	(63)
	1,924	1,488
Less: Opening balance considered	(1,488)	(958)
Current liabilities and provisions pertaining to acquired company	(26)	–
	410	530

Schedules to consolidated cash flow statement

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
19. INCOME TAXES PAID		
Charge as per the profit and loss account	685	386
Add: Increase / (Decrease) in advance income taxes	(135)	86
Increase / (Decrease) in deferred taxes	27	27
Increase / (Decrease) in MAT credit entitlement	175	–
Less: Income tax benefit arising from exercise of stock options	(25)	(19)
(Increase) / Decrease in income tax provision	(178)	(34)
	549	446
20. PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
As per balance sheet*	1,135	1,116
Less: Opening capital work-in-progress	(965)	(571)
Add: Closing capital work-in-progress	1,324	965
	1,494	1,510
** Excludes Rs. Nil (Rs. 41 crore) toward movement of land from leasehold to freehold*		
** Excludes goodwill Rs. Nil (Rs. 411 crore) on buyback of Infosys BPO Ltd. shares*		
** Excludes goodwill of Rs. 100 crore and net fixed assets of Rs. 10 crore related to acquired company*		

in Rs. crore, except as otherwise stated

For the year ended March 31,	2008	2007
21. INVESTMENTS IN / (DISPOSAL OF) SECURITIES*		
As per the balance sheet	72	25
Add: Provisions made on investments	–	2
	72	27
Less: Profit on sale of liquid mutual funds	–	(11)
Opening balance considered	(25)	(756)
	47	(740)
** Refer Note 24.2.11 for details of investments and redemptions*		
22. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		
As per the balance sheet	6,950	5,834
Add: Deposits with financial institutions, included herein (excluding interest accrued but not due)**	1,285	174
	8,235	6,008
***Excludes restricted deposits held with LIC of Rs. 161 crore (Rs. 121 crore) for funding leave liability*		
23. INTEREST AND DIVIDEND RECEIVED		
Interest accrued but not due opening balance	51	25
Add: Interest and dividend income	681	315
Less: Interest accrued but not due closing balance	186	51
	546	289

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited, Infosys Consulting, Inc., USA ("Infosys Consulting") and Infosys Technologies S. de R.L. de C.V. ("Infosys Mexico") is a leading global technology services organisation. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The solutions span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, and testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24. 1 Significant accounting policies

24.1.1 Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accrual basis. GAAP comprises mandatory accounting standards as specified in the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

Pursuant to the ICAI announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, company law and other regulatory requirements.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements as specified in the Companies (Accounting Standards) Rules, 2006. The financial statements of Infosys – the parent Company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain /loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation reserve.

24.1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

The Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

24.1.3 Revenue recognition

Revenue from software development and business process management on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts requiring significant implementation services, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

24.1.4 Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by the Management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

24.1.5 Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalised until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their

intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Impairment of goodwill is evaluated annually, unless it indicates a more frequent evaluation. Impairment is recorded in the profit and loss account to the extent the net discounted cashflows from the continuance of the acquisition are lower than its carrying value.

24.1.6 Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased / sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

24.1.7 Retirement benefits to employees

24.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees of the Company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

24.1.7.b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the Company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The Company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1, 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

24.1.7.c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining contributions are made to a government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

24.1.8 Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

24.1.9 Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for balance sheet accounts using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in "Reserves and Surplus".

24.1.10 Forward contracts and options in foreign currencies

The Company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the Company and the Company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The Company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

24.1.11 Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually, based

on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of adjustment of future income tax liability, is considered as an asset if there is convincing evidence that the Company will pay normal tax after the tax holiday period. Accordingly, it is recognized as an asset in the balance sheet when it is probable that the future economic benefit associated with it will flow to the Company and the asset can be measured reliably.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate applicable for the full fiscal year for each of the consolidated entities. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

24.1.12 Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extraordinary / exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

24.1.13 Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14 Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

24.1.15 Onerous contracts

Provisions for onerous contracts, i.e. contracts where the expected unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it, are recognised when it is probable that an outflow of resources embodying economic benefits will be required to settle a present obligation as a result of an obligating event based on a reliable estimate of such obligation.

24.2 Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in *Note 24.3*. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period / year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1 Aggregate expenses

The aggregate amounts incurred on certain specific expenses:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Salaries and bonus including overseas staff expenses[1]	8,608	6,894
Contribution to provident and other funds	208	170
Staff welfare	62	50
Overseas travel expenses	631	589
Traveling and conveyance	108	103
Technical sub-contractors	265	289
Software packages		
For own use	225	202
For service delivery to clients	26	25
Professional charges	210	174
Telephone charges	141	124
Communication expenses	81	70
Power and fuel	122	98
Office maintenance	136	109
Guesthouse maintenance	1	–
Rent	86	70
Brand building	56	70
Commission and earnout charges	64	101
Insurance charges	26	33
Printing and stationery	19	17
Computer maintenance	27	23
Consumables	21	24
Rates and taxes	36	26
Advertisements	13	11
Donations	20	21
Marketing expenses	19	26
Professional membership and seminar participation fees	9	10
Repairs to building	23	22
Repairs to plant and machinery	20	15
Postage and courier	11	8
Provision for post-sales client support and warranties	45	13
Books and periodicals	4	5
Recruitment and training	3	7
Provision for bad and doubtful debts	43	26
Provision for doubtful loans and advances	–	1
Commission to non-whole-time directors	4	2
Sales promotion expenses	3	3
Auditor's remuneration		
Statutory audit fees	1	1
Certification charges	–	–
Others	–	–
Bank charges and commission	1	1
Freight charges	1	–
Research grants	4	13
Transaction processing fee and filing fee	–	1
Miscellaneous expenses	71	55
	11,454	9,502
Fringe Benefit Tax (FBT) in India included in the above	21	20

[1] *During the year, the Company paid an amount of Rs. 102 crore to the California Division of Labor Standards Enforcement (DLSE) toward settlement of possible over time payment to certain employees*

[2] *The Company records health insurance liabilities based on the maximum individual claimable amounts by employees. During the year, the Company completed its reconciliation of amounts actually claimed by employees to date, including past years, with the aggregate amount of recorded liability and the net excess provision of Rs. 71 crore was written back.*

24.2.2 Capital commitments and contingent liabilities

in Rs. crore

Particulars	As at March 31	
	2008	2007
Estimated amount of unexecuted capital contracts (net of advances and deposits)	664	680
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others	7	9
Claims against the Company, not acknowledged as debts*		
(Net of amount paid to statutory authorities of Rs. 101 crore (Rs. 138 crore)	3	15
Forward contracts outstanding		
In US $	US $ 586,300,000	US $ 170,000,000
(Equivalent approximate in Rs. crore)	2,346	733
In Euro	€14,800,000	€2,000,000
(Equivalent approximate in Rs. crore)	93	12
In GBP	£3,000,000	£5,500,000
(Equivalent approximate in Rs. crore)	24	47
Options contracts outstanding		
Euro forward extra in euro	€5,000,000	–
(Equivalent approximate in Rs. crore)	32	–
Range barrier options in US $	US $ 100,000,000	US $ 206,500,000
(Equivalent approximate in Rs. crore)	400	890
Euro accelerator	€12,000,000	€24,000,000
(Equivalent approximate in Rs. crore)	76	138
Target redemption structure (GBP)	–	£16,000,000
(Equivalent approximate in Rs. crore)	–	136
Range barrier options in GBP	£7,500,000	£8,250,000
(Equivalent approximate in Rs. crore)	60	70

** Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 98 crore (Rs. 234 crore), including interest of Rs. 18 crore (Rs. 51 crore) upon completion of their tax review for fiscal 2004. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income Tax Act, 1961. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter is pending before the Commissioner of Income Tax (Appeals) Bangalore.*

The Company is contesting the demand and the Management including its tax advisors believes that its position is likely to be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

24.2.3 Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the year ended March 31, 2008 and 2007 and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Lease rentals recognized during the period	86	70

in Rs. crore

Lease obligations	As at March 31,	
	2008	2007
Within one year of the balance sheet date	65	48
Due in a period between one year and five years	145	111
Due after five years	76	44

The operating lease arrangements extend upto a maximum of 10 years from their respective dates of inception and relate to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

24.2.4 Related party transactions

During the year ended March 31, 2008, an amount of Rs. 20 crore (Rs. 19 crore for the year ended March 31, 2007) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

24.2.5 Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2008 and 2007 have been detailed in Schedule 24.3, since the amounts are less than a crore.

24.2.6 Research and development expenditure

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Revenue	201	167

24.2.7 Stock option plans

The Company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January, 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

Number of options granted, exercised, and forfeited	Year ended March 31,	
	2008	2007
Options outstanding, beginning of period	20,84,124	45,46,480
Granted	–	–
Less: Exercised	5,00,465	22,91,213
Forfeited	53,212	1,71,143
Options outstanding, end of period	15,30,447	20,84,124

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised, and forfeited	Year ended March 31,	
	2008	2007
Options outstanding, beginning of period	18,97,840	1,91,79,074
Granted	–	6,38,761
Less: Exercised	2,85,431	1,78,08,689
Forfeited	1,17,716	1,11,306
Options outstanding, end of period	14,94,693	18,97,840

In fiscal 2007, the Company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in *Note 24.2.17*.

Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a compensation committee comprising three members, all of who are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than the FMV only if specifically approved by the members of the Company in the general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan for the year ended March 31, 2008 and 2007:

Number of options granted, exercised, and forfeited	Year ended March 31,	
	2008	2007
Options outstanding, beginning of period	2,200	24,52,330
Granted	–	5,93,300
Less: Exercised	–	8,15,822
Forfeited	2,200	4,90,516
Purchased by Infosys / Swapped with Infosys options	–	17,37,092
Options outstanding, end of period	–	2,200

Pro forma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by the Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys' stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net income and basic and diluted earnings per share as reported would have reduced to the pro forma amounts as indicated:

Particulars	Year ended March 31,	
	2008	2007
Net profit		
As reported	4,659	3,856
Less: Stock-based employee compensation expense	13	12
Adjusted pro forma	4,646	3,844
Basic earnings per share as reported	81.53	69.22
Pro forma basic earnings per share	81.31	69.00
Diluted earnings per share as reported	81.26	67.70
Pro forma earnings per share as reported	81.04	67.49

The fair value of each option under the Infosys BPO Employee Stock Options Plan (ESOP) is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Particulars	Year ended March 31,	
	2008	2007
Dividend yield %	–	–
Expected life	–	1-6 years
Risk free interest rate	–	7.6-8.1%
Volatility	–	50%

The fair value of each option under the Infosys 1999 (ESOP) is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Particulars	Year ended March 31,	
	2008	2007
Dividend yield %	–	0.20%
Expected life	–	2-6 years
Risk free interest rate	–	7-7.3%
Volatility	–	34-54%

The Finance Act, 2007 included Fringe Benefit Tax (FBT) on Employee Stock Option Plan (ESOP). FBT liability crystallizes on the date of exercise of stock options. During the year ended March 31, 2008, 7,85,896 equity shares were issued pursuant to the exercise of stock options by employees under both the 1998 and 1999 stock option plans. During the year ended March 31, 2008, FBT on exercise of stock options of Rs. 2 crore has been paid by the Company and subsequently recovered from the employees. Consequently, there is no impact on the profit and loss account.

24.2.8 Income taxes

The provision for taxation is the tax liability in India on the Company's worldwide income. The tax has been computed on the worldwide income as reduced by exempt income in India and related tax credit in India for tax liabilities arising on overseas income sourced from those countries.

Most of the Company's and all of Infosys BPO's operations are conducted through Software Technology Parks (STPs). Income from STPs is tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development or March 31, 2009.

Infosys also has operations in Special Economic Zones (SEZs). Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another five years subject to fulfilling certain conditions.

Pursuant to the amendments in the Indian Income Tax Act, the Company has calculated its tax liability after considering

Minimum Alternate Tax (MAT). MAT liability can be carried forward and set off against the future tax liabilities. Accordingly, a sum of Rs. 175 crore is carried in "Loans and Advances" in the balance sheet as of March 31, 2008.

The tax provision for the year ended March 31, 2008 includes a net reversal of Rs. 121 crore for liability no longer required.

24.2.9 Loans and advances

in Rs. crore

Particulars	As at March 31,	
	2008	2007
Deposits with financial institutions and body corporate		
HDFC Limited	1,000	13
GE Capital Services India Limited	285	161
Life Insurance Corporation of India	161	121
	1,446	295

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents the amount deposited to settle employee benefit / leave obligations as and when they arise during the normal course of business.

24.2.10 Fixed assets

Profit / loss on disposal of fixed assets during the year ended March 31, 2008 and 2007 is less than Rs. 1 crore and accordingly disclosed in *Note 24.3*.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land – leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate for which sale deeds are yet to be executed as at March 31, 2008.

24.2.11 Details of investments

Details of investments in and disposal of securities for the year ended March 31, 2008 and 2007:

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Investment in securities		
Liquid mutual funds	2,045	4,500
	2,045	4,500
Redemption / Disposal of investment in securities		
Liquid mutual funds	1,998	5,228
	1,998	5,228
Net movement in investment	47	(728)

24.2.12 Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	Holding as at March 31,	
		2008	2007
Infosys BPO***	India	99.98%	98.92% #
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	–
Infosys BPO S.R.O*	Czech Republic	99.98%	98.92%
P-Financial Services Holding B.V. Netherlands**	Netherlands	99.98%	–

**Infosys BPO S. R. O is a wholly-owned subsidiary of Infosys BPO*

***P-Financial Services Holding B. V. Netherlands is a wholly-owned subsidiary of Infosys BPO*

****On December 8, 2006, the shareholders of Infosys BPO approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs. 604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of March 31, 2008 Infosys holds 99.98% of the outstanding equity shares of Infosys BPO.*

#Excludes deferred purchase of share from shareholders of Infosys BPO of 3,60,417 shares

On October 1, 2007, Infosys BPO acquired 100% of the equity shares of P-Financial Services Holding B.V. Netherlands and its subsidiaries. This business acquisition was conducted by entering into a Sale and Purchase Agreement with Koninklijke Philips Electronics NV (Philips), a company incorporated under the laws of Netherland, for acquiring the shared service centres of Philips for finance, accounting (F&A) and procurement business in Poland, Thailand and India (Philips BPO) for a consideration of Rs. 107 crore. The transaction was completed during the fiscal year and accounted as a business combination which resulted in a goodwill of Rs. 83 crore.

Investment in Infosys Mexico

On June 20, 2007 the Company incorporated a wholly-owned subsidiary, Infosys Technologies S. de R.L. de C.V. in Mexico ("Infosys Mexico"). As of March 31, 2008, the Company has invested an aggregate of Mexican Peso 60 million (Rs. 22 crore) in the subsidiary.

Investment in Infosys BPO

Buyback of shares and options

In January 2007, the Company initiated the purchase of all the shares and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The shareholders were given a choice to sell their shares at fair market value and the option holders were given the choice to sell their options and / or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal, Infosys had paid an aggregate of Rs. 71 crore for the purchase of shares and options and had granted 1,51,933 Infosys options under the 1999 plan valued at fair value of Rs. 12 crore. Accordingly, the investment in Infosys BPO had increased by Rs. 83 crore and reserves had increased by Rs. 12 crore in March 2007.

In February 2008, Infosys paid an aggregate of Rs. 22 crore to complete the deferred purchase of 3,60,417 shares from certain employees of Infosys BPO. Consequent to this purchase, Infosys holding in Infosys BPO increased to 99.98% as at March 31, 2008.

Investment in Infosys Consulting

During the year ended March 31, 2008, the Company invested US $20 million (Rs. 81 crore) in its wholly owned subsidiary Infosys Consulting, Inc. As of March 31, 2008, the Company has invested an aggregate of US $40 million (Rs. 171 crore) in the subsidiary.

24.2.13 Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2008, the Company has provided for doubtful debts of Rs. 20 crore (Rs. 7 crore as at March 31, 2007) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Company pursues the recovery of the dues, in part or full.

24.2.14 Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions, that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada, and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the rest of the world comprising all other places except those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2008 and *2007*:

in Rs. crore

Particulars	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,972	2,454	3,597	1,971	2,698	16,692
	5,209	*1,877*	*2,679*	*1,394*	*2,734*	*13,893*
Identifiable operating expenses	2,449	1,077	1,308	821	1,108	6,763
	2,216	*786*	*1,021*	*570*	*1,100*	*5,693*
Allocated expenses	1,679	690	1,011	553	758	4,691
	1,429	*514*	*735*	*382*	*749*	*3,809*
Segmental operating income	1,844	687	1,278	597	832	5,238
	1,564	*577*	*923*	*442*	*885*	*4,391*
Unallocable expenses						598
						514
Operating income						4,640
						3,877
Other income (expense), net						704
						370
Net profit before taxes and exceptional items						5,344
						4,247
Income taxes						685
						386
Net profit after taxes and before exceptional items						4,659
						3,861
Income from sale of investments (net of taxes)						–
						6
Net profit after taxes, exceptional items and before minority interest						4,659
						3,867

Geographical segments

Year ended March 31, 2008 and *2007*:

in Rs. crore

Particulars	North America	Europe	India	Rest of the world	Total
Revenues	10,349	4,683	219	1,441	16,692
	8,802	*3,664*	*215*	*1,212*	*13,893*
Identifiable operating expenses	4,371	1,809	45	538	6,763
	3,775	*1,437*	*55*	*426*	*5,693*
Allocated expenses	2,909	1,316	62	404	4,691
	2,413	*1,005*	*59*	*332*	*3,809*
Segmental operating income	3,069	1,558	112	499	5,238
	2,614	*1,222*	*101*	*454*	*4,391*
Unallocable expenses					598
					514
Operating income					4,640
					3,877
Other income (expense), net					704
					370
Net profit before taxes and exceptional items					5,344
					4,247
Income taxes					685
					386
Net profit after taxes and before exceptional items					4,659
					3,861
Income from sale of investments (net of taxes)					–
					6
Net profit after taxes, exceptional items and before minority interest					4,659
					3,867

24.2.15 Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depository bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore

Particulars	Number of shares to which the dividends relate	Year ended March 31,	
		2008	2007
Interim dividend for Fiscal 2008	10,92,19,011	66	–
Interim dividend for Fiscal 2007	7,76,06,280	–	39
Final dividend for Fiscal 2007	10,92,18,536	71	–
Silver jubilee special dividend*	7,70,94,270	–	116
Final dividend for fiscal 2006*	7,70,94,270	–	33

**Adjusted for bonus issue*

24.2.16 Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The Company made a provision of Rs. Nil during the year ended March 31, 2008 (Nil for the year ended March 31, 2007) on trade investments.

The Company provided Rs. Nil and Rs. 1 crore during the year ended on March 31, 2008 and March 31, 2007 respectively, on revision of the carrying amount of non-trade current investments to fair value.

Redemption of preference shares

On September 7, 2007 the Company realised Rs. 0.36 crore on redemption of preference shares in M-Commerce Ventures Pte. Limited, Singapore ("M-Commerce"). There were no such transactions in the year ended March 31, 2007.The entire investment in M-Commerce was fully provided for in earlier years. Accordingly, the realised gain was taken to the profit and loss account and provision written back.

24.2.17 Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,	
	2008	2007
Number of shares considered as basic weighted average shares outstanding	57,13,98,340	55,68,52,339
Add: Effect of dilutive issues of shares / stock options	19,08,547	1,24,90,355
Number of shares considered as weighted average shares and potential shares outstanding	57,33,06,887	56,93,42,694

24.2.18 Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US $4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter ended December 31, 2006, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US $3 million). The remainder of the liability amounting to Rs. 6.5 crore (US $1.4 million) has been written back and disclosed in other income.

24.2.19 Exceptional items

During the year ended March 31, 2005 the Company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the Company and the balance amount was deposited in Escrow to indemnify any contractual contingencies. During the year ended March 31, 2007, the Company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) had been recognized in the profit and loss account as an exceptional item.

During the year ended March 31, 2007, the Company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalization. The remainder of investment was written off against provision made earlier.

24.2.20 Gratuity plan

Effective April 1, 2006 the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the Company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 9 crore to general reserves during the financial year ended March 31, 2007.

The following table sets out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:

in Rs. crore

Particulars	As at March 31,	
	2008	2007
Obligations at period beginning	225	183
Service cost	50	45
Interest cost	17	14
Actuarial (gain) / loss	(8)	(1)
Benefits paid	(23)	(16)
Amendment in benefit plan	(37)	–
Obligations at period end	224	225
Defined benefit obligation liability as at the balance sheet date is wholly-funded by the Company		
Change in plan assets		
Plan assets at period beginning, at fair value	225	170
Expected return on plan assets	18	16
Actuarial gain / (loss)	2	3
Contributions	14	54
Benefits paid	(23)	(18)
Plan assets at period end, at fair value	236	225
Reconciliation of present value of the obligation and the fair value of the plan assets		
Fair value of plan assets at the end of the period	236	225
Present value of the defined benefit obligations at the end of the period	224	225
Asset recognized in the balance sheet	12	–
Assumptions		
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

in Rs. crore

Particulars	Year ended March 31,	
	2008	2007
Gratuity cost for the period		
Service cost	50	45
Interest cost	16	14
Expected return on plan assets	(18)	(16)
Actuarial (gain) / loss	(10)	(3)
Amortizations (reduction in benefits)	(4)	–
Net gratuity cost	34	40
Investment details of plan assets		
100% of the plan assets are invested in debt instruments		
Assumptions		
Interest rate	7.92%	7.99%
Estimated rate of return on plan assets	7.92%	7.99%

The estimates of future salary increases, considered in actuarial valuation, take into account inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortized on a straight line basis to the profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2008 amounted to Rs. 33 crore. Consequently the reduction in obligation has resulted in excess Plan Assets over the Plan obligations and accordingly a gratuity asset of Rs. 12 crore has been recorded in the books.

24.2.21 Provident Fund

The Guidance Note on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed, be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly, the Company is unable to exhibit the related information.

24.2.22 Cash flow statement

24.2.22.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2008 (Rs. 2 crore as at March 31, 2007) set aside for payment of dividends.

24.2.22.b Restricted cash

Deposits with financial institutions and body corporate as at March 31, 2008 include an amount of Rs. 161 crore (Rs. 132 crore as at March 31, 2007) deposited with Life Insurance Corporation of India to settle employee benefit / leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.3 Details of rounded off amounts

The financial statements are represented in Rupees crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rupees crore are given below:

Balance sheet items

in Rs. crore

Schedule	Description	As at March 31,	
		2008	2007
3	Fixed assets		
	Additions		
	Vehicles	1.18	0.33
	Deductions / retirements		
	Plant and machinery	146.47	0.35
	Furniture and fixtures	129.24	0.15
	Vehicles	0.05	–
	Depreciation		
	Vehicles	0.55	0.31
	Depreciation on assets sold during the period		
	Vehicles	0.03	–
7	Cash on hand	0.08	0.06
8	Unsecured, considered doubtful		
	Advance to gratuity trust	12.00	0.01
10	Provision		
	Gratuity payable	0.30	–

Profit & loss account items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2008	2007
Profit and loss	Provision for investment	(0.36)	2.21
12	Selling and marketing expenses		
	Staff welfare	2.74	3.25
	Printing and stationery	1.37	1.40
	Office maintenance	0.42	0.25
	Consumables	0.28	0.30
	Software for own use	0.12	0.42
	Computer maintenance	0.03	0.08
	Insurance charges	0.20	0.10
	Rates and taxes	0.03	–
	Miscellaneous expenses	1.03	–
	Sales promotion expenses	2.32	2.32
	Communication expenses	2.11	0.96
13	General and administration expenses		
	Staff welfare	0.55	–
	Guesthouse maintenance	2.16	–
	Provision for doubtful loans and advances	0.56	1.16
	Commission to non-whole-time directors	4.08	1.63
	Auditors' remuneration		
	Statutory audit fees	1.27	0.90
	Out-of-pocket expenses	0.04	0.04
	Certification charges	0.11	0.01
	Others	0.11	(0.02)
	Bank charges and commission	1.45	1.48
	Freight charges	1.01	0.65
	Transaction processing fee and filing fee	–	1.35

Schedule	Description	Year ended March 31,	
		2008	2007
24.2.1	Aggregate expenses		
	Provision for doubtful loans and advances	0.56	1.16
	Auditors' remuneration		
	Statutory audit fees	1.27	0.90
	Certification charges	0.11	0.01
	Out-of-pocket expenses	0.04	0.04
	Others	0.11	(0.02)
	Bank charges and commission	1.45	1.18
	Sales promotion expenses	2.32	2.32
	Freight charges	1.01	0.65
	Guesthouse maintenance	2.16	–
	Commission to non-whole-time directors	4.08	1.63
	Transaction processing fee and filing fee	–	1.35
24.2.10	Profit on disposal of fixed assets, included in miscellaneous income	0.21	0.17
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	(0.05)
	Minority interest	1.21	11.00
24.2.16	Provision for investments	(0.36)	2.21

Cash Flow Statement Items

in Rs. crore

Schedule	Description	Year ended March 31,	
		2008	2007
Cash flow	Profit / loss on sale of fixed assets	0.21	0.12
statement	Provisions for investments	(0.36)	2.21
	Proceeds on disposal of fixed assets	0.47	0.70

Transactions with key management personnel

Key management personnel comprise directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31, 2008 and 2007 are as follows:

in Rs. crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Chairman and Chief Mentor				
N.R Narayana Murthy*	–	–	–	–
	0.06	*0.02*	*0.21*	*0.29*
Co-Chairman				
Nandan M. Nilekani	0.21	0.05	0.56	0.82
	0.16	*0.04*	*0.33*	*0.53*
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.21	0.05	0.55	0.81
	0.16	*0.04*	*0.34*	*0.54*
Chief Operating Officer				
S. D. Shibulal	0.20	0.05	0.53	0.78
	0.13	*0.04*	*0.29*	*0.46*
Whole-time directors				
K. Dinesh	0.21	0.05	0.56	0.82
	0.13	*0.04*	*0.33*	*0.50*
T. V. Mohandas Pai	0.33	0.11	1.36	1.80
	0.24	*0.08*	*0.60*	*0.92*
Srinath Batni	0.31	0.08	0.88	1.27
	0.20	*0.04*	*0.50*	*0.74*
Chief Financial Officer				
V. Balakrishnan	0.26	0.08	0.70	0.63
	0.17	*0.05*	*0.56*	*0.78*

* *Whole-time director till August 20, 2006*

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2008 and 2007:

in Rs. crore

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Non-whole-time directors				
Deepak M. Satwalekar	0.56	–	0.01	0.57
	0.23	–	–	*0.23*
Prof. Marti G. Subrahmanyam				
	0.47	–	0.12	0.59
	0.21	–	*0.11*	*0.32*
Dr. Omkar Goswami	0.44	–	0.01	0.45
	0.19	–	*0.02*	*0.21*
Sen. Larry Pressler	–	–	–	–
	0.04	–	*0.03*	*0.07*
Rama Bijapurkar	0.44	–	0.01	0.45
	0.21	–	*0.01*	*0.22*
Claude Smadja	0.42	–	0.20	0.62
	0.21	–	*0.20*	*0.41*
Sridar A. Iyengar	0.55	–	0.09	0.64
	0.33	*0.01*	*0.13*	*0.47*
Prof. Jeffrey S. Lehman	0.43	–	0.02	0.45
	0.18	–	–	*0.18*
David L. Boyles	0.47	–	–	0.47
	0.21	–	–	*0.21*
N. R. Narayana Murthy*	0.50	–	–	0.50
	0.14	–	–	*0.14*

* *Appointed as additional director effective August 21, 2006*

Risk management report

"Uncertainty is the only certainty there is, and knowing how to live with insecurity is the only security."

– John Allen Paulos in his book *A Mathematician Plays the Stock Market*

The following report sets out the enterprise-wide risk management that we practice. Readers are cautioned that the risks outlined here are not exhaustive and are for information purposes only. The report may contain forward-looking statements. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are requested to exercise their own judgment in assessing the risks associated with the Company, and refer to the discussions of risks in the Company's previous annual reports and the filings with the U.S. Securities and Exchange Commission.

Overview and approach to risk management

We face changes in the business environment from time to time that necessitate continuous evaluation and management of significant risks faced by us. The Enterprise Risk Management (ERM) program at Infosys aims toward appropriately evaluating and managing risks holistically, so as to enable the organization to meet or exceed the expectations of multiple stakeholders. The program seeks to eliminate negative surprises that may affect the achievement of our business objectives and impact our stakeholders' expectations. Further, effective risk management practices at Infosys are geared toward sustaining and enhancing our competitive advantage.

Risk management is embedded into our fundamental business model described as 'Predictable, Sustainable, Profitable, and De-risked' (PSPD). We seek long-term relationships that allow us to grow more predictably. We eschew excessive pursuit of short-term and tactical opportunities for sustainable business opportunities, generated through deep client relationships.

Our Risk Management Framework encompasses the relationship between the risk and the reward, factoring in stakeholders' expectations. Our risk management practices seek to maximize business returns while keeping risks within reasonable boundaries. The practices are oriented to evaluate relevant risks, and decide the appropriate action(s), for either eliminating or mitigating the risk impact, or toward recovering from the risk event. The risk mitigation strategy and action plan in most cases is based on commercial considerations; evaluating costs of the various options available to address the risk against the possible business benefits.

Risk management landscape at Infosys

The risk management landscape consists of various risk-related initiatives and activities including the following:

- *Risk identification:* A periodic or trigger-based assessment is undertaken to identify our significant risks and prioritize the risks for action. This assessment is based on a risk perception survey, business environment scanning, and inputs from key stakeholders.
- *Risk measurement and control:* The key risks are tracked and risk mitigation and control activities are defined, to align the risk exposure levels to the risk appetite. Owners are identified for mitigation and control measures.
- *Risk reporting:* Periodic reporting on the identified risks is an integral part of the risk management process at Infosys. Besides risk reporting, and control functions embedded in the business operations of each unit and function, the identified material risks are reported to the Risk Council periodically . Further, a quarterly report is presented to the Risk Management Committee, which additionally reviews the ERM program, the status, and trends available on the material risks highlighted.

Organization of the risk management function

Risk management at Infosys spans across the enterprise at various levels, from Infoscions through to Board oversight. These levels also form the various lines of defense in risk management at Infosys.

The roles and responsibilities regarding risk management at Infosys are summarized below:

Level	Role
Board of Directors	• Oversees risk management performed by the Executive Management
Risk Management Committee	• Comprises four independent directors: David L. Boyles, *Chairperson* Claude Smadja Prof. Marti G. Subrahmanyam Sridar A. Iyengar • Oversees risk management on behalf of the Board • Makes recommendations on the risk management program
Risk Council	• Comprises the CEO, COO and CFO • Formulates risk management guidelines and policies • Reviews enterprise risks periodically, initiates action and reviews progress
Office of Risk Management	• Comprises a network of risk managers from all businesses and support groups across the Infosys Group, and is led by the Chief Risk Officer (CRO) • Facilitates the execution of risk management in the enterprise as mandated by the Risk Council
Unit Heads	• Manage their functions as per our risk management philosophy • Manage risks at the unit level, in consultation with the Risk Council
Infoscions	• Implement ascribed risk actions • Provide feedback on the efficacy of risk management and warnings for early detection of risk events

Risk Management Framework

Our Risk Management Framework encompasses risks under the following broad categories:

- *Strategy:* Relates to the choices we make regarding the direction in which we lead the organization to enhance our competitive position.
- *Industry:* Relates to the inherent characteristics of our industry, market and customers and the related challenges.
- *Counter-party:* Relates to the risks arising from our association with parties for conducting business, where the performance of such parties is not sufficient or not desirable to achieve our business objectives.

Key risk management activities conducted during the year

- A risk perception survey was conducted with our top management, to prioritize the key risks faced by the Company. The survey was timed to coincide with the launch of the Annual Strategy Planning exercise, so that the perceived risk landscape and the resultant implications could be factored in the strategy. These were augmented further by focused discussions with key stakeholders, including the Risk Council members.
- During the year, we further expanded and refined the process of risk profiling of the accounts. The system of risk profiling for accounts focused on relevant risks emanating from the risk categories of counter-party, resources, operations, and compliance. The pilot exercise tracked the performance of both the projects and the accounts for an extended period of time.

Our unified view of the risk universe



Strategy
• Planning effectiveness
• Growth engines
• Leadership
• Service differentiation
• Brand and reputation
• Execution of strategy
Industry
• Geo-political change
• Technical innovation
• Competition intensity
• Access to capital
• Industry and market dynamics
• Market selection
Counter-party
• Vendor selection
• Vendor exposures
• Credit management
• Supply-chain management
• Customer exposures
• Customer concentration
Resources
• Talent supply management
• Talent development
• Career value management
• Scalability of infrastructure
• Deployment efficiency
Operations
• Operations planning
• Execution excellence
• Business activity disruption
• Complex execution management
• Contingency planning
• Data for decision-making
Compliance
• Environment dynamics
• IP management
• Data security management
• Contractual compliance
• Contractual exposures
• Litigation / violation response
Information for decision-making

- *Resources:* Relates to the inability to achieve business objectives due to inappropriate sourcing or sub-optimal utilization of key organization resources such as talent and infrastructure.
- *Operations:* Relates to ineffective execution of core business activities including service delivery to clients as well as internal business processes. This also includes business activity disruptions arising out of external and internal factors including threat to physical security and information security.
- *Compliance:* Relates to inadequate compliance with existing or new regulations, inappropriate conduct of contractual obligation and inadequate safeguard of Intellectual Property leading to litigation or loss of reputation.

The secondary risk categorizations that are more detailed are set out below. The sub-classification allows us to rapidly identify where we are likely to face the potential impact of the identified risk.

- In the context of our constant endeavor to strengthen security measures across all operational centers, an external agency was authorized to conduct a physical security audit for our Bangalore facility. We have analyzed the key findings of the audit and have started a phased-implementation of the recommendations made.
- During the year, an improved risk heat map utilizing predictive measures was designed. The leading indicators forming the core of the predictive measures help to measure the extent of exposure, and also the net effect of the mitigation strategies pursued. This approach has been adopted for both evaluating and reporting on all material risks for us. This will be implemented during the next fiscal year, and will also include any new material risks that may emerge in the year.
- Our risk management team interacted with risk teams from various global corporates during the year to exchange ideas and share best practices.

Corporate governance report

"Corporate governance is about working ethically and finding a balance between economic and social goals. It includes the ability to function profitably while obeying laws, rules and regulations."

Smt. Pratibha Devisingh Patil, Hon. President of India, during the Lakshmipat Singhania–IIM Lucknow National Leadership Awards 2007 ceremony, New Delhi, February 12, 2008

In the last decade, two events significantly contributed to making corporate governance nearly a household term. The first was the wave of financial crises in Russia, Asia, and Brazil in 1998, when the activities of the corporate sector influenced entire economies and the global financial system. Three years later, the corporate scandals in the U.S. had highlighted the macroeconomic consequences of weak corporate governance systems. In the aftermath, economists, the corporate world, and policy makers everywhere began to recognize the importance of corporate governance.

The traditional analysis of corporate governance focused on the allocation of power and duty among the Board of Directors, management, and shareholders. As the sole residual claimants on company assets, shareholders were presumed to have the most incentive to maximize company value. According to that perspective, the Board of Directors acted as the shareholders' agent and management was responsible for daily operations. In today's scenario, the Board and the Management play the role of trustees.

Effective corporate governance requires a clear understanding of the respective roles of the Board and the senior management, and their relationships with others in the corporate structure. The relationship of the Board and the Management with stockholders should be characterized by candor; their relationship with employees should be characterized by fairness; their relationship with the communities in which they operate should be characterized by good citizenship; and their relationship with the government should be characterized by a commitment to compliance.

We believe that sound corporate governance is critical to enhance and retain stakeholders' trust. Accordingly, we always seek to ensure that we attain our performance rules with integrity. Our Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures always seek to attain best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our corporate governance philosophy is based on the following principles:

- Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law
- Be transparent and maintain a high degree of disclosure levels. When in doubt, disclose
- Make a clear distinction between personal conveniences and corporate resources
- Communicate externally, in a truthful manner, about how the Company is run internally
- Comply with the laws in all the countries in which we operate
- Have a simple and transparent corporate structure driven solely by business needs
- Management is the trustee of the shareholders' capital and not the owner

The Board of Directors is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of all our stakeholders. We believe that an active, well-informed and independent Board is necessary to ensure highest standards of corporate governance.

The majority of our Board, 8 out of 15, are independent members. Further, we have audit, compensation, investor grievance, nominations, and risk management committees, which comprise only independent directors.

As a part of our commitment to follow global best practices, we comply with the Euroshareholders Corporate Governance Guidelines, 2000, and the recommendations of The Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the UN Global Compact Programme. Further, a note on our compliance with the corporate governance guidelines of six countries – in their national languages – is presented elsewhere in the Annual Report.

Corporate governance ratings

CRISIL

CRISIL assigned us the "CRISIL GVC Level 1" rating. This Governance and Value Creation (GVC) rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned "CGR 1" rating to our corporate governance practices. The rating is the highest on ICRA's Corporate Governance Rating (CGR) scale of CGR1 to CGR 6. We are the first company in India to be assigned the highest CGR by ICRA. The rating reflects our transparent shareholding pattern, sound Board practices, interactive decision-making process, high level of transparency, and disclosures encompassing all important aspects of our operations, and our track record in investor servicing. A notable feature of our corporate governance practices is the emphasis on "substance" over "form," besides our transparent approach to following such practices.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill our corporate responsibility to various stakeholders. These guidelines ensure the Board will have the necessary authority and practices in place, to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines from time to time to effectively achieve our stated objectives.

A. Board composition

Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate the Board functions of governance and management. The Board consists of 15 members, 6 of who are executive or full-time directors, one is non-executive and 8 are independent directors.

Four of the executive directors are our founders. The Board believes that the current size is appropriate, based on our present circumstances. The Board periodically evaluates the need for change in composition of its size.

Composition of the Board, and directorships held during fiscal 2008

Name of the director	Age	India listed companies*	All companies around the world**	Committee membership***	Chairperson of committees***
Founder and Non-Executive Director					
N. R. Narayana Murthy	61	1	6	–	–
Founders and Whole-time Directors					
Nandan M. Nilekani	52	–	3	–	–
S. Gopalakrishnan	53	–	2	–	–
S. D. Shibulal	53	–	4	1	–
K. Dinesh	53	–	3	–	–
Whole-time Directors					
T. V. Mohandas Pai	49	–	4	2	1
Srinath Batni	53	–	3	–	–
Independent Directors					
Deepak M. Satwalekar	59	5	9	3	2
Prof. Marti G. Subrahmanyam	61	1		1	–
Dr. Omkar Goswami	51	6	9	9	2
Rama Bijapurkar	51	4	10	4	1
Claude Smadja	62	–	4	1	–
Sridar A. Iyengar	60	2	9	5	3
David L. Boyles	59	–	3	1	–
Prof. Jeffrey S. Lehman	52	–	1	1	–

Note: None of the directors are related to each other

* *Excluding directorship in Infosys Technologies Limited and its subsidiaries*

** *Directorships in companies around the world (listed & unlisted) including Infosys Technologies Limited and its subsidiaries*

*** *As required by Clause 49 of the Listing Agreement, the disclosure includes memberships / chairpersonship of audit committee and investor grievance committee in public companies (listed and unlisted).*

Responsibilities of the Chairman, Co-Chairman, CEO and the COO

Our current policy is to have a Non-Executive Chairman and Chief Mentor – N. R. Narayana Murthy; a Co-Chairman – Nandan M. Nilekani, a Chief Executive Officer (CEO) and Managing Director – S. Gopalakrishnan; and Chief Operating Officer (COO) – S. D. Shibulal. There are clear demarcations of responsibility and authority among these officials.

- The Chairman and Chief Mentor is responsible for mentoring our core management team in transforming us into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations across the world. He also interacts with global thought leaders to enhance our leadership position. In addition, he continues to interact with various institutions to highlight and help bring about the benefits of IT to every section of society. As Chairman of the Board, he is also responsible for all Board matters.
- The Co-Chairman of the Board focusses on key client relationships, deals with broader industry issues, provides global thought leadership, leads transformation initiatives, contributes to strategy, and is a brand ambassador.
- The CEO and Managing Director is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business plan and acquisitions.
- The COO is responsible for all customer service operations. He is also responsible for technology, new initiatives and investments.

The Co-Chairman, CEO, COO, the other executive directors and the senior management make periodic presentations to the Board on their responsibilities, performance and targets.

Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person other than an officer or employee of the Company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the Company which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We adopted a much stricter definition of independence than required by the NASDAQ listing rules and the Sarbanes-Oxley Act, U.S. The same is provided in the *Audit committee charter* section of this Annual Report.

Lead independent director

Deepak M. Satwalekar is the lead independent director. He represents and acts as spokesperson for the independent directors as a group, and is responsible for the following activities:

- Presiding over all executive sessions of the Board's independent directors
- Working closely with the Chairman, Co-Chairman and the CEO to finalize the information flow, meeting agendas and meeting schedules
- Liaising between the Chairman, Co-Chairman, CEO and the independent directors on the Board, and
- Along with the Chairman and Co-Chairman, taking a lead role in the Board evaluation process.

Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole as well as its individual members. Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, high-tech software company deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members will be between 40 and 60 years of age, and will not be related to any executive directors or independent directors. They are generally not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend, and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibility as our director.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process involved in selecting new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee in turn makes recommendations to the Board on the induction of any new directors.

Membership term

The Board constantly evaluates the contribution of the members and periodically makes recommendations to the shareholders about re-appointments as per statute. The current law in India mandates the retirement of one-third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of their term.

Non-executive / independent directors do not have a specified term, but retire by rotation as per law. The nominations committee of the Board recommends such appointments and re-appointments. However, the membership term is limited by the retirement age for members.

Retirement policy

Under this policy, the maximum age of retirement for executive directors is 60 years, which is the age of superannuation for our employees. Their continuation as members of the Board upon superannuation / retirement is determined by the nominations committee. The age limit for serving on the Board is 65 years.

Succession planning

The nominations committee constantly works with the Board to evolve succession planning for the positions of the Chairman, CEO, COO and CFO and also develops plans for interim succession for any of them, in case of an unexpected occurrence. The Board, if required, may review the succession plan more frequently.

Board compensation policy

The compensation committee determines and recommends to the Board, the compensation payable to the directors. All Board-level compensation is approved by the shareholders, and separately disclosed in the financial statements. Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

The compensation payable to independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which is within the limit of 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 1956. The performance of independent directors is reviewed by the full Board on an annual basis. The compensation paid to independent directors and the method of calculation is disclosed separately in the financial statements.

Cash compensation paid to directors in fiscal 2008

in Rs. crore

Name of the director	Fixed salary							
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary	Bonus / Incentives	Commission	Total	Notice period (in months)
Founder & Non-Executive Director								
N. R. Narayana Murthy	–	–	–	–	–	0.50	0.50	NA
Founders & Whole-time Directors								
Nandan M. Nilekani	0.21	0.06	0.05	0.32	0.49	–	0.81	6
S. Gopalakrishnan	0.21	0.06	0.05	0.32	0.49	–	0.81	6
S. D. Shibulal	0.20	0.06	0.05	0.31	0.47	–	0.78	6
K. Dinesh	0.21	0.07	0.05	0.33	0.49	–	0.82	6
Whole-time Directors								
T. V. Mohandas Pai	0.33	0.13	0.08	0.54	1.24	–	1.78	6
Srinath Batni	0.30	0.11	0.08	0.49	0.77	–	1.26	6
Independent Directors								
Deepak M. Satwalekar	–	–	–	–	–	0.56	0.56	NA
Prof. Marti G. Subrahmanyam	–	–	–	–	–	0.47	0.47	NA
Dr. Omkar Goswami	–	–	–	–	–	0.44	0.44	NA
Rama Bijapurkar	–	–	–	–	–	0.44	0.44	NA
Claude Smadja	–	–	–	–	–	0.42	0.42	NA
Sridar A. Iyengar	–	–	–	–	–	0.46	0.46	NA
David L. Boyles	–	–	–	–	–	0.47	0.47	NA
Prof. Jeffrey S. Lehman	–	–	–	–	–	0.43	0.43	NA

None of the above directors are eligible for any severance pay

Shares and options held by non-executive / independent directors as on March 31, 2008

	Equity shares (No.)	ADS (No.)	Stock options (1999 Plan)	Grant price (Rs.)	Expiry date
N. R. Narayana Murthy	31,79,672	–	–	–	–
Deepak M. Satwalekar	56,000	–	–	–	–
Prof. Marti G. Subrahmanyam	23,000	37,300	–	–	–
Dr. Omkar Goswami	12,300	–	–	–	–
Rama Bijapurkar	20,000	–	–	–	–
Claude Smadja	3,298	–	7,602	416. 71	July 9, 2011
Sridar A. Iyengar	10,000	–	–	–	–
David L. Boyles	–	2,000	–	–	–
Prof. Jeffrey S. Lehman	–	–	–	–	–

The above options were issued at fair market value. The options granted will vest over a period of four years from the date of grant.

Non-Executive / Independent Directors' remuneration

Section 309 of the Companies Act, 1956 provides that a director who is neither in the whole-time employment of the Company nor a managing director may be paid remuneration by way of commission, if the Company, by special resolution, authorizes such payment. Members of the Company at the Annual General Meeting held on June 12, 2004, approved payment of remuneration by way of commission to non-executive directors, at a sum not exceeding 0.5% per annum of our net profits. We have paid Rs. 4.19 crore (US $10,47,500) as commission to our non-executive directors. The aggregate amount was arrived as per the following criteria:

	in Rs. crore	US $
Fixed pay	0.30	75,000
Variable pay*	0.10	25,000
Chairperson of the Board	0.10	25,000
Lead independent director	0.06	15,000
Chairperson of audit committee	0.08	20,000
Members of the audit committee	0.04	10,000
Chairperson of other committees	0.02	5,000
Members of other committees	0.01	2,500

**Based on the attendance at Board meetings* *1 US $ = Rs. 40.02*

At the meeting held on April 15, 2008, the Board further decided that effective April 1, 2008, independent directors based overseas and traveling to India to attend Board meetings will be eligible to receive an additional US $5,000 per meeting. The decision considers the fact that these independent directors have to spend at least two additional days in travel while attending board meetings in India.

The Board believes that the above commission structure is commensurate with global best practices in terms of remunerating non-executive directors of a company of similar size and adequately compensates for the time and contribution made by the non-executive directors.

Memberships in other Boards

Executive directors may, with the prior consent of the Chairperson of the Board of Directors, serve on the Board of one other business entity, provided that such a business entity is not in direct competition with our business operations. Executive directors are also allowed to serve on the Board of corporate or government bodies whose interests are germane to the future of the software business, or are key economic institutions of the nation, or whose prime objective is benefiting society. Independent directors are not expected to serve on the Boards of competing companies. Other than this, there are no limitations on them, save those imposed by law and good corporate governance practices. The outside directorships held by each of our directors are given in a table in this report.

B. Board meetings

Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The Chairman of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes in consultation with the lead independent director, and distribute these in advance to the directors. Every Board member is free to suggest items for inclusion in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the annual shareholders' meeting. Additional meetings are held, when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. We effectively use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or when required, for transacting business. Five Board meetings were held during the year ended March 31, 2008. These were held on April 13, 2007; June 22, 2007 (coinciding with last year's Annual General Meeting of the shareholders); July 11, 2007; October 11, 2007; and January 11, 2008.

Board meetings and the attendance of directors during fiscal 2008

Name of the director	No. of meetings	
	Held	Attended
N. R. Narayana Murthy	5	5
Nandan M. Nilekani	5	5
S. Gopalakrishnan	5	5
Deepak M. Satwalekar	5	5
Prof. Marti G. Subrahmanyam	5	5
Sridar A. Iyengar	5	5
Dr. Omkar Goswami	5	4
Rama Bijapurkar	5	4
Claude Smadja	5	4
David L. Boyles	5	5
Prof. Jeffrey S. Lehman	5	5
K. Dinesh	5	5
S. D. Shibulal	5	5
T. V. Mohandas Pai	5	5
Srinath Batni	5	5

All of the above directors attended the annual general meeting held on June 22, 2007

Availability of information to Board members

The Board has unfettered and complete access to any information within the Company, and to any of our employees. At Board meetings managers who can provide additional insights into the items being discussed are invited.

The information regularly supplied to the Board includes:

- Annual operating plans and budgets, capital budgets, and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, risk management, and investor grievance committees as well as abstracts of circular resolutions passed. Also, Board minutes of the subsidiary companies
- General notices of interest
- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of the CFO and Company Secretary
- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and material effluent or pollution problems
- Any materially relevant default in financial obligations to and by us or substantial non-payment for goods sold by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies or collaboration agreements
- Transactions that involve substantial payment toward goodwill, brand equity or intellectual property
- Any significant development on the human resources front
- Sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance of any regulatory, statutory or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer

Discussion with independent directors'

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.

In addition, our independent directors meet periodically in an executive session, i.e. without the Chairperson, any of the executive directors or the Management.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and directors, management, subsidiary or relatives, except for those disclosed in the financial statements for the year ended March 31, 2008.

C. Board committees

Currently, the Board has five committees: audit committee, compensation committee, nominations committee, investor grievance committee, and risk management committee. All committees consist entirely of independent directors.

The Board, in consultation with the nominations committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members, and it delegates these powers to the nominations committee.

The Chairperson of the Board, in consultation with the Company Secretary and the committee chairperson, determine the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the full Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

Our audit committee comprises six independent directors. They are:

Deepak M. Satwalekar, *Chairperson*

Prof. Marti G. Subrahmanyam

Dr. Omkar Goswami

Rama Bijapurkar

Sridar A. Iyengar

David L. Boyles

In India, we are listed on The Bombay Stock Exchange, (BSE) and the National Stock Exchange (NSE). In the U.S., we are listed on the NASDAQ. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) recommends that every listed company adopt an audit committee charter. This recommendation has also been adopted by NASDAQ.

In our meeting on May 27, 2000, our audit committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and SEC. The charter is given below:

1.1 Audit committee charter

1. Primary objective: The primary objective of the audit committee (the committee) of Infosys Technologies Limited (the Company) is to monitor and provide effective supervision of the Management's financial reporting process with a view to ensure accurate, timely and proper disclosures, and transparency, integrity and quality of financial reporting.

   The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditor, and notes the processes and safeguards employed by each.

2. Responsibilities:

2.1 Provide an open avenue of communication between the independent auditor, internal auditor, and the Board of Directors (BoD).

2.2 Meet at least four times every year, or more frequently as circumstances require. The audit committee may ask members of the Management or others to attend meetings and provide pertinent information as necessary.

2.3 Confirm and assure the independence of the independent auditor and objectivity of the internal auditor.

2.4 Appoint, compensate and oversee the work of the independent auditor (including resolving disagreements between Management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

2.5 Review and pre-approve all related party transactions in the Company. For this purpose, the committee may designate a

member who shall be responsible for pre-approving related party transactions.

2.6 Review with the independent auditor the co-ordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of all audit resources.

2.7 Consider and review the following with the independent auditor and the Management:

- The adequacy of internal controls including computerized information system controls and security, and
- Related findings and recommendations of the independent auditor and internal auditor, together with the Management's responses.

2.8 Consider and, if deemed fit, pre-approve all non-auditing services to be provided by the independent auditor to the Company. For the purpose of this clause, "non-auditing services" shall mean any professional services provided to the Company by the independent auditor, other than those provided to the Company in connection with an audit or a review of the financial statements of the Company and includes (but is not limited to):

- Bookkeeping or other services related to the accounting records of financial statements of the Company
- Financial information system design and implementation
- Appraisal or valuation services, fairness opinions, or contribution-in-kind reports
- Actuarial services
- Internal audit outsourcing services
- Management functions or human resources
- Broker or dealer, investment advisor, or investment banking services
- Legal services and expert services unrelated to the audit
- Any other service that the BoD determines impermissible.

2.9 Review and discuss with the Management and the independent auditor, the annual audited financial statements and quarterly audited / unaudited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", prior to filing the Company's Annual Report on Form 20-F and quarterly results on Form 6-K, respectively, with the SEC.

2.10 Direct the Company's independent auditor to review before filing with the SEC, the Company's interim financial statements included in quarterly reports on Form 6-K, using professional standards and procedures for conducting such reviews.

2.11 Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to the Management by the independent auditor.

2.12 Review before release, the unedited quarterly operating results in the Company's quarterly earnings release.

2.13 Oversee compliance with the requirements of the SEC and the Securities and Exchange Board of India (SEBI), as the case may be, for disclosure of auditors' services and audit committee members, member qualifications and activities.

2.14 Review, approve and monitor the code of ethics that the Company plans for its senior financial officers.

2.15 Review Management's monitoring of compliance with the Company's standards of business conduct and with the Foreign Corrupt Practices Act.

2.16 Review, in conjunction with the counsel, any legal matters that could have a significant impact on the Company's financial statements.

2.17 Oversee and review, at least annually, the Company's risk management policies, including its investment policies.

2.18 Review the Company's compliance with employee benefit plans.

2.19 Oversee and review the Company's policies regarding information technology and management information systems.

2.20 If necessary, institute special investigations with full access to all books, records, facilities and personnel of the Company.

2.21 As appropriate, obtain advice and assistance from outside legal, accounting or other advisors.

2.22 Review its own charter, structure, processes and membership requirements.

2.23 Provide a report in the Company's proxy statement in accordance with the rules and regulations of the SEC.

2.24 Establish procedures for receiving, retaining and treating complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

2.25 Consider and review the following with the Management, internal auditor and the independent auditor:

- Significant findings during the year, including the status of previous audit recommendations,
- Any difficulties encountered during audit work including any restrictions on the scope of activities or access to required information, and
- Any changes required in the planned scope of the internal audit plan.

2.26 Report periodically to the BoD on significant results of the foregoing activities.

3. Composition: The committee shall consist solely of "independent" directors (as defined in (i) NASDAQ Rule 4200 and (ii) the rules of the Securities and Exchange Commission) of the Company and shall be comprise of a minimum of three directors. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements. They should be diligent, knowledgeable, dedicated, interested in the job and willing to devote a substantial amount of time and energy to the responsibilities of the committee, in addition to BoD responsibilities. At least one of the members shall be a "financial expert" as defined in Section 407 of the Sarbanes-Oxley Act. The members of the committee shall be elected by the BoD and shall continue until their successors are duly elected. The duties and responsibilities of a member are in addition to those applicable to a member of the BoD. In recognition of the time burden associated with the service and with a view to bringing in fresh insight, the committee may consider limiting the term of the audit committee service, by automatic rotation or by other means. One of the members shall be elected as the chairperson, either by the full BoD or by the members themselves, by majority vote.

4. Relationship with independent and internal auditors:

4.1 The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditor. These include:

- Reviewing the independent auditors' proposed audit scope, approach and independence

- Obtaining from the independent auditors periodic formal written statements delineating all relationships between the auditors and the Company consistent with applicable regulatory requirements and presenting this statement to the BoD
- Actively engaging in dialogue with the auditors with respect to any disclosed relationships or services that may impact their objectivity and independence and / or recommend that the full BoD take appropriate action to ensure their independence
- Encouraging the independent auditors to have open and frank discussions on their judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting. This covers issues such as the clarity of the Company's financial disclosures, and degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates, and other significant decisions made by the Management in preparing the financial disclosure and audited by them
- Carrying out the attest function in conformity with U.S. Generally Accepted Auditing Standards (GAAS) to perform an interim financial review as required under Statement of Auditing Standards 71 of the American Institute of Certified Public Accountants and also discuss with the committee or its chairman, and an appropriate representative of Financial Management and Accounting, in person or by telephone conference call, the matters described in *SAS 61, Communications with the Committee*, as amended by SAS 90 Audit Committee Communication prior to the Company's filing of its Form 6-K (and preferably prior to any public announcement of financial results), including significant adjustments, management judgment and accounting estimates, significant new accounting policies, and disagreements with Management
- Reviewing reports submitted to the audit committee by the independent auditor in accordance with the applicable SEC requirements.

4.2 The internal auditors of the Company are in the best position to evaluate and report on the adequacy and effectiveness of the internal controls. Keeping in view the need for the internal auditors' independence from the Management to remain objective, a formal mechanism should be created to facilitate confidential exchanges between the internal auditors and the committee, regardless of irregularities or problems. The work carried out by each of these auditors needs to be assessed and reviewed with the independent auditors and appropriate recommendations made to the BoD.

5. Disclosure requirements:

5.1 The committee charter should be published in the Annual Report once every three years and also whenever any significant amendment is made to the charter.

5.2 The committee shall disclose in the Company's Annual Report whether or not, with respect to the concerned fiscal year:

- The Management has reviewed the audited financial statements with the committee, including a discussion of the quality of the accounting principles as applied, and significant judgments affecting the Company's financial statements
- The independent auditors have discussed with the committee their judgments of the quality of those principles as applied and judgments referred to above under the circumstances
- The members of the committee have discussed among themselves, without the Management or the independent auditors being present, the information disclosed to the committee as described above
- The committee, in reliance on the review and discussions conducted with the Management and the independent auditors pursuant to the requirements above, believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles (GAAP) in all material respects, and
- The committee has satisfied its responsibilities in compliance with its charter.

5.3 The committee shall secure compliance that the BoD has affirmed to the NASD / Amex Stock Exchange on the following matters, as required in terms of the relevant NASD / Amex rules:

- Composition of the committee and independence of committee members
- Disclosures relating to non-independent members
- Financial literacy and financial expertise of members, and
- Review of the committee charter.

5.4 The committee shall report to shareholders as required by the relevant rules of the SEC.

6. Meetings and reports:

6.1 The committee shall meet at least four times a year.

6.2 The committee will meet separately with the CEO and the CFO of the Company at such times as are appropriate to review the financial affairs of the Company. The audit committee will meet separately with the independent auditors and internal auditor of the Company, at such times as it deems appropriate (but not less than quarterly) to fulfill the responsibilities of the audit committee under this charter.

6.3 In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the committee's charter.

7. Delegation of authority: The committee may delegate to one or more designated members of the committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full audit committee at its scheduled meetings.

8. Definitions:

8.1 Independent member

"Independent director" means a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the issuer's board of directors, would interfere with the exercise of independent judgement in carrying out the responsibilities of a director.

The following persons shall not be considered independent:

(A) a director who is, or at any time during the past three years was, employed by the company;

(B) a director who accepted or who has a Family Member who accepted any compensation from the company in excess of $100,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i) compensation for board or board committee service;

(ii) compensation paid to a Family Member who is an employee (other than an executive officer) of the company; or

(iii) benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(C) a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

(D) a director who is, or has a Family Member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(i) payments arising solely from investments in the company's securities; or

(ii) payments under non-discretionary charitable contribution matching programs.

(E) a director of the issuer who is, or has a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the issuer serve on the compensation committee of such other entity; or

(F) a director who is, or has a Family Member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years.

8.2 Financial expert

For purposes of this item, an "audit committee financial expert" is an individual with the following attributes:

(i) An understanding of Generally Accepted Accounting Principles (GAAP) and financial statements

(ii) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves

(iii) Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience in actively supervising one or more persons engaged in such activities

(iv) An understanding of internal control over financial reporting, and

(v) An understanding of audit committee functions.

The individual shall have acquired such attributes through:

(i) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar functions

(ii) Experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions

(iii) Experience in overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements, or

(iv) Other relevant experience.

1. 2 Audit committee attendance during fiscal 2008

Four audit committee meetings were held during the year on April 12, 2007; July 10, 2007; October 10, 2007; and January 10, 2008.

	No. of meetings	
	Held	Attended
Deepak M. Satwalekar	4	4
Prof. Marti G. Subrahmanyam	4	4
Dr. Omkar Goswami	4	3
Rama Bijapurkar	4	2
Sridar A. Iyengar	4	4
David L. Boyles	4	4

During the year, the audit committee held four conference calls on April 6, 2007; July 5, 2007; October 5, 2007; and January 4, 2008.

1. 3 Audit committee report for the year ended March 31, 2008

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The Management is responsible for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the GAAS, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the Company's internal and independent auditors.

In this context, the committee discussed with the Company's auditors, the overall scope and plans for the independent audit. The Management represented to the committee that the Company's financial statements were prepared in accordance with GAAP. The committee discussed with the auditors, in the absence of the Management (whenever necessary), the Company's audited financial statements including the auditors' judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No. 1 (SAS 61) – Communication with Audit Committees as amended and the Sarbanes-Oxley Act of 2002.

Relying on the review and discussions conducted with the Management and the independent auditors, the audit committee believes that the Company's financial statements are fairly presented in conformity with GAAP in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company.

The committee also reviewed the financial and risk management policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 – 'Independence Discussions with Audit Committees', based on which the committee discussed the auditors' independence with both the Management and the auditors. After review, the committee expressed its satisfaction with the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit services provided by the auditors' firm could impair the auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board of Directors to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee's discussion with the Management and the auditors and the committee's review of the representations of the Management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors:

1. The audited financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2008, be accepted by the Board as a true and fair statement of the financial status of the Company
2. The audited consolidated financial statements prepared as per Indian GAAP of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2008 be accepted by the Board as a true and fair statement of the financial status of the group, and
3. The financial statements prepared as per U.S. GAAP, and to be included in the Company's Annual Report on Form 20-F, for the fiscal year ended March 31, 2008 be filed with the U.S. Securities and Exchange Commission.

The committee has recommended to the Board the re-appointment of BSR & Co., Chartered Accountants, as the statutory auditors of the Company for the financial year ending March 31, 2009, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board, the appointment of KPMG, India, as independent auditors of the Company for the U.S. GAAP financial statements, for the financial year ending March 31, 2009.

The committee recommended the appointment of internal auditors to review various operations of the Company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the financial statements prepared in accordance with the U.S. GAAP section of the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

Sd/-

Bangalore
April 14, 2008

Deepak M. Satwalekar
Chairperson, Audit committee

2. Compensation committee

Our compensation committee comprises four independent directors. They are:

Prof. Marti G. Subrahmanyam, *Chairperson*
Deepak M. Satwalekar
Sridar A. Iyengar
Prof. Jeffrey S. Lehman

Compensation committee charter

Purpose

The purpose of the compensation committee ("the committee") of the Board of Directors ("the Board") shall be to discharge the Board's responsibilities relating to compensation of the Company's executive directors and senior management. The committee has the overall responsibility of approving and evaluating the compensation plans, policies and programs for executive directors and senior management.

Membership and organization

The compensation committee will be appointed by the Board and will serve at its discretion. The compensation committee shall consist of no fewer than three members. The members of the compensation committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, and (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The members of the compensation committee will be appointed by the Board on the recommendation of the nominations committee.

Responsibilities and authority

The compensation committee shall annually review and approve for the CEO, the executive directors and senior management (a) the annual base salary, (b) the annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter, on the basis of detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time to time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

The committee is responsible for administering our stock option plans, including the review and grant of options to eligible employees under the plans.

The committee may also make recommendations to the Board with respect to incentive compensation plans.

The committee may form sub-committees and delegate authority to them when appropriate.

The committee shall make regular reports to the Board.

The committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

The committee shall annually review its own performance.

The committee shall have the sole authority to retain and terminate the services of any compensation consultant to be used to assist in the evaluation of compensation for the CEO, executive directors or senior management, and shall have the sole authority to approve the consultant's fees and other retention terms. The compensation committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

Compensation committee attendance during fiscal 2008

Four compensation committee meetings were held during the year ended March 31, 2008. These were held on April 12, 2007; July 11, 2007; October 11, 2007; and January 11, 2008.

	No. of meetings	
	Held	Attended
Prof. Marti G. Subrahmanyam	4	4
Deepak M. Satwalekar	4	4
Sridar A. Iyengar	4	4
Prof. Jeffrey S. Lehman	4	4

During the year, the compensation committee held four conference calls on June 22, 2007; October 2, 2007; November 27, 2007; and February 20, 2008.

Compensation committee report for the year ended March 31, 2008

The committee reviewed the performance of all executive directors on a quarterly basis and approved the payment of individual performance incentive to each of them. The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company. Save as disclosed, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiary undertakings was a party, during the financial year.

Sd/-

Bangalore
April 14, 2008

Prof. Marti G. Subrahmanyam
Chairperson, Compensation committee

3. Nominations committee

Our nominations committee comprises of five independent directors. They are:

Claude Smadja, *Chairperson*

Deepak M. Satwalekar

Dr. Omkar Goswami

David L. Boyles

Prof. Jeffrey S. Lehman

Nominations committee charter

Purpose

The purpose of the nominations committee ("the committee") of the Board of Directors ("the Board") of Infosys Technologies Limited ("the Company") is to oversee the Company's nomination process for the top level management and specifically to identify, screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders.

Membership

The members of the committee will be appointed by and shall serve at the discretion of the Board. The committee shall consist exclusively of independent directors of the Board, and the minimum number for such a committee shall be three.

Unless the Board designates a chair, members of the committee may designate a chair by majority vote of the committee. A majority of the members of the committee will constitute a quorum for the transaction of the business of the committee, or two members of the committee, whichever is less.

Authority and responsibilities

The committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board prescribes from time to time.

Specific responsibilities of the committee include:

Nomination of directors

Identifying, screening and reviewing candidates for executive director, non-executive director and independent director positions, consistent with qualifications and criteria approved by the Board (including evaluation of incumbent directors for potential re-nomination), and making recommendations to the Board on candidates for: (i) nomination for election or re-election by the stockholders; and (ii) any Board vacancies that are to be filled by the Board.

The nominations committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairman of the Board of Directors. The committee will review and discuss all documents pertaining to candidates and will conduct evaluation of candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for the nomination to the Board.

Consultative role

The nominations committee plays a consultative role for any appointment requiring Board approval, as stipulated by law or regulation, for top management positions such as CFO, Company Secretary, Head of HR (if the candidate for the position is not slated to be an executive director). It provides its advice and recommendation to the Board.

Director evaluation

The committee co-ordinates and oversees the annual self-evaluation of the performance of the Board and of individual directors in the governance of the Company.

Other responsibilities

- Reviewing and reassessing the adequacy of the committee's charter as the need requires and recommending changes to the Board
- Reviewing the Company's corporate governance guidelines periodically and recommending amendments to the Board as necessary.

Specific powers

- The committee may conduct or authorize studies of matters within the committee's scope of responsibility with full access to all books, records, facilities, and personnel of the Company
- The committee may, at the expense of the Company, retain advisors to assist it in connection with its functions, as it deems necessary or appropriate. The Company shall provide for appropriate funding, as determined by the committee, for payment of any advisors employed by the committee pursuant to this charter. The Company shall pay the ordinary administrative expenses of the committee that are necessary or appropriate for the carrying out of its duties.

Meetings

The committee shall meet at least twice a year, in conjunction with regular Board meetings. Additional meetings of the committee shall be held from time to time as determined by the needs of the Board or the committee. If the need arises, meetings may be held telephonically to address issues in between nomination committee meetings. In lieu of a meeting, upon decision from its chairman, the committee may also act by unanimous written consent.

Minutes

The committee will maintain written minutes of its meetings, including formal telephonic meetings, which will be filed with the minutes of the meetings of the Board, and will also comprise the record of any action taken by written consent.

Reports

The committee shall report to the full Board at the regularly scheduled Board meetings on issues which it may determine are necessary or appropriate in the discharge of its duties.

Compensation

Members of the committee shall receive such fees, if any, for their services as committee members as may be determined by the Board.

Nominations committee attendance during fiscal 2008

The committee held four meetings during the year on April 12, 2007; July 11, 2007; October 11, 2007; and January 11, 2008.

	No. of meetings	
	Held	Attended
Claude Smadja	4	3
Deepak M. Satwalekar	4	4
Dr. Omkar Goswami	4	3
David L. Boyles	4	4
Prof. Jeffrey S. Lehman	4	4

Nominations committee report for the year ended March 31, 2008

The committee discussed the issue of the retirement of members of the Board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, Claude Smadja, Sridar A. Iyengar, Nandan M. Nilekani, K. Dinesh and Srinath Batni will retire in the ensuing Annual General Meeting. The committee considered their performance and recommended that the necessary resolutions for their re-election be considered by the shareholders.

Sd/-

Bangalore — Claude Smadja

April 7, 2008 — *Chairperson, Nominations committee*

4. Investor grievance committee

Our investor grievance committee comprises of four independent directors. They are:

Rama Bijapurkar, *Chairperson*
Dr. Omkar Goswami
Claude Smadja
Prof. Jeffrey S. Lehman

K. Parvatheesam, Company Secretary, is the Compliance Officer.

Investor grievance committee attendance during fiscal 2008

The committee has the mandate to review and redress shareholder grievances. Four investor grievance committee meetings were held during the year on April 12, 2007; July 11, 2007; October 11, 2007; and January 11, 2008.

	No. of meetings	
	Held	Attended
Rama Bijapurkar	4	2
Dr. Omkar Goswami	4	3
Claude Smadja	4	3
Prof. Jeffrey S. Lehman	4	4

Investor grievance committee report for the year ended March 31, 2008

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

Details of complaints resolved during the financial year 2007-08 are as follows:

Nature of complaints	Received during the year	Resolved during the year	Closing
Dividend related	838	838	–

It has also noted the shareholding in dematerialized mode as on March 31, 2008 as being 99.66%, as against 99.62% in the previous year.

Sd/-

Bangalore
April 7, 2008

Rama Bijapurkar
Chairperson, Investor grievance committee

5. Risk management committee

Our risk management committee comprises of four independent directors. They are:

David L. Boyles, *Chairperson*
Prof. Marti G. Subrahmanyam
Claude Smadja
Sridar A. Iyengar

Risk management committee charter

Purpose

The purpose of the risk management committee of the Board of Directors ("the Board") of Infosys Technologies Limited ("the Company") shall be to assist the Board in fulfilling its corporate governance in overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The committee has overall responsibility for monitoring and approving the risk policies and associated practices of the Company. The risk management committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

Committee membership and organization

The risk management committee shall be appointed by and will serve at the discretion of the Board. The risk management committee shall consist of no fewer than three members. The members of the risk management committee shall meet the (i) independence requirements of the listing standards of the NASDAQ, (ii) non-employee director definition of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, (iii) the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, and any other requirements in India.

The members of the risk management committee will be appointed by the Board on the recommendation of the nominations committee.

Meetings and quorum

The committee shall meet at least four times a year. Two members, being independent directors present, shall form the quorum for the meeting of the committee.

Committee responsibilities and authority

The risk management committee shall annually review and approve the Risk Management Policy and associated frameworks, processes and practices of the Company.

The risk management committee shall ensure that the Company is taking appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities.

The risk management committee shall evaluate significant risk exposures of the Company and assess Management's actions to mitigate the exposures in a timely manner (including one-off initiatives, and ongoing activities such as business continuity planning and disaster recovery planning & testing).

The risk management committee will co-ordinate its activities with the audit committee in instances where there is any overlap with audit activities (e.g. internal or external audit issue relating to risk management policy or practice).

The risk management committee may form and delegate authority to sub-committees when appropriate.

The risk management committee shall make regular reports to the Board.

The risk management committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

The Board shall review the performance of the risk management committee annually.

The risk management committee shall have access to any internal information necessary to fulfill its oversight role. The risk management committee shall also have authority to obtain advice and assistance from internal or external legal, accounting or other advisors.

Risk management committee attendance during fiscal 2008

The committee held five meetings during the year on April 13, 2007; June 22, 2007; July 10, 2007; October 10, 2007; and January 10, 2008.

	No. of meetings	
	Held	Attended
David L. Boyles	5	5
Prof. Marti G. Subrahmanyam	5	5
Claude Smadja	5	4
Sridar A. Iyengar	5	5

Risk management committee report for the year ended March 31, 2008

The committee reviewed the Company's risk management activities on a quarterly basis. These included review of findings of the Risk Survey for identification of risks, account and project-level risk assessment methodologies, approach & plan for the Infosys Risk Dashboard and measures instituted to mitigate risks from time to time.

The committee believes that the Infosys Risk Framework along with risk assessment and reporting methodologies are adequate to cover material risks facing the Company, and will strengthen the risk management practices across the Company. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk management committee charter.

Sd/-

Bangalore
April 6, 2008

David L. Boyles
Chairperson, Risk management committee

D. Management review and responsibility

Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all executive Board members as well as members of the executive council. Another committee, headed by the CEO, reviews, evaluates and decides the annual compensation of our officers from the level of vice president, excluding members of the Executive Council. The compensation committee of the Board administers the 1998 and the 1999 Stock Option Plans.

Board interaction with clients, employees, institutional investors, the government and the press

The Chairman, the Co-Chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, media, and various governments. The CEO and the COO manage all interactions with clients and employees.

Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. A detailed *Risk management report* is provided elsewhere in the Annual Report.

Management's discussion and analysis

This is included as a separate section in this Annual Report.

E. Shareholders

Disclosures regarding appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, seek re-appointment at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, Claude Smadja, Sridar Iyengar, Nandan M. Nilekani, K. Dinesh and Srinath Batni will retire in the ensuing Annual General Meeting. The Board has recommended the re-appointment of all the retiring directors. The detailed profiles of all these directors are provided in the *Notice to the Annual General Meeting*.

Communication to shareholders

Since June 1997, we have been sending to each shareholder, quarterly reports, which contain selective financial data extracted from the audited financial statements under Indian GAAP and unaudited financial statements under U.S. GAAP, along with additional information. Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times*, *The Times of India*, *Business Standard*, *Business Line*, *Financial Express* and the *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are posted on our website (www.infosys.com). Earnings calls with analysts and investors are broadcast live on the website, and their transcripts are published on the website soon thereafter. Any specific presentations made to analysts and others are also posted on our website. The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The video archives are also available on our website for reference.

Investor grievances and share transfer

We have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the full Board. The details of shares transferred and the nature of complaints are provided elsewhere in the Annual Report. For shares transferred in physical form, the Company gives adequate notice to the seller before registering the transfer of shares. The share transfer committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends, change of address, etc., shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is given in the *Shareholder information* section.

Share transactions in electronic form can be effected in a much simpler and faster manner. After confirmation of sale / purchase transaction from the broker, shareholders should approach the depositary participant with a request to debit or credit the account for the transaction. The depositary participant will immediately arrange to complete the transaction by updating the account. There is no need for separate communication to the Company to register the share transfer.

Details of non-compliance

There has been no non-compliance with any legal requirements nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

Postal ballots

For the year ended March 31, 2008, there are no ordinary or special resolutions that need to be passed by our shareholders through a postal ballot.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given as an annexure to the Directors' report.

CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the CEO / CFO certification is provided elsewhere in the Annual Report.

Code of Conduct

In compliance with Clause 49 of the Listing Agreement, the Company has adopted a Code of Ethics for Principal Executives and Senior Financial Officers. This Code is applicable to all the members of the Board, the Executive Council and senior financial officers. This Code is in addition to the Company's Code of Business Conduct, applicable to all the employees of the Company.

A copy of the said Code of Ethics for Principal Executives and Senior Financial Officers and the Code of Business Conduct is available at our website, www.infosys.com.

All the members of the Board and the Executive Council and senior financial officers have affirmed compliance to the Code of Ethics for Principal Executives and Senior Financial Officers and the Code of Business Conduct, as on March 31, 2008. A declaration to this effect signed by the CEO and Managing Director and the CFO is provided elsewhere in the Annual Report.

General body meetings

Details of the last three Annual General Meetings are given below:

Date, time and venue of the last three AGMs

Financial year ended	Date & Time	Venue	Special resolution passed
March 31, 2005	June 11, 2005 at 3 p.m. IST	NIMHANS Convention Centre, Hosur Road, Bangalore, India	• Approval for keeping register of members, index of members, returns and copies of certificates and documents in the office of Karvy Computershare Private Limited, our registrar and share transfer agents
March 31, 2006	June 10, 2006 at 3 p.m. IST		• Alteration in the capital clause of Articles of Association to increase authorized capital
	November 7, 2006* at 9 a.m. IST		• Approval for sponsoring a secondary ADS offering
March 31, 2007	June 22, 2007 at 3 p.m. IST		• Payment of remuneration in the form of commission to directors who are neither in the whole-time employment of the Company nor a managing director

* *Extraordinary General Meeting*

Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement mandates us to obtain a certificate from either the auditors or practicing company secretaries regarding compliance of conditions of corporate governance as stipulated in the Clause, and annex the certificate with the *Directors' report*, which is sent annually to all our shareholders. We have obtained a certificate to this effect and the same is given as an annexure to the *Directors' report*.

The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements and adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in the *Corporate governance report* in the Annual Report. We comply with the following non-mandatory requirements:

The Board

Independent Directors may have a tenure not exceeding, in the aggregate, a period of nine years, on our Board.

None of the independent directors on our Board have served for a tenure exceeding nine years from the date when the new Clause 49 became effective.

Remuneration committee

We have instituted a compensation committee. A detailed note on compensation / remuneration committee is provided elsewhere in the Annual Report.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance including summary of the significant events in the last six months, may be sent to each shareholder. We communicate with investors regularly through e-mail, telephone and face-to-face meetings either in investor conferences, company visits or on road shows.

We also leverage the internet in communicating with our investor base. We announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts a live discussion with our Management. This enables a large number of retail shareholders in India to understand our operations better. The announcement of quarterly results is followed by press conferences and earnings conference calls. The earnings calls are webcast live on the Internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website www.infosys.com within 72 hours. Also, we send an extract of the quarterly reports to each household of shareholders. Highlights of the results are also made available to mobile phone users in India through SMS and WAP. We have also voluntarily furnished eXtensible Business Reporting Language (XBRL) data to the SEC. We are participating in SEC's voluntary program for reporting financial information on EDGAR using XBRL and are one of the few companies in the world to adopt this standard.

Training of Board members

All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and subsidiaries, our constitution, Board procedures and matters reserved for the Board, our major risks and risk management strategy, etc.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.

We also facilitate directors' education. Each director is entitled for a training fee of US $5,000 per annum. Independent directors are allowed to attend educational programs in the areas of board / corporate governance.

Mechanism for evaluating non-executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each external Board member has to present before the entire Board on how they have performed / added value to the Company. Every Board member evaluates each external Board member on a scale of 1 to 10 based on the performance indicators.

Independent directors have three key roles, namely, governance, control and guidance. Some of the performance indicators based on which the independent directors are evaluated are:

- Ability to contribute to and monitor our corporate governance practices
- Ability to contribute by introducing international best practices to address top-management issues
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities. This includes participation and attendance.

Whistle-blower policy

We have established a mechanism for employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our code of conduct or ethics policy. It also provides for adequate safeguards against victimization of employees who avail of the mechanism, and also allows direct access to the Chairperson of the audit committee in exceptional cases. We further affirm that no employee has been denied access to the audit committee.

F. Compliance with the corporate governance codes

Naresh Chandra Committee

The Government of India, by an order dated August 21, 2002, constituted a high-level committee under the chairmanship of Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. The trigger was instances of scams in the U.S. and certain instances in India involving auditors. In fact, the spontaneity with which the U.S. responded to the high-profile corporate scams by enacting the Sarbanes-Oxley Act in a very short time and taking strong measures to deter recurrences of such scams, prompted the Indian regulators and authorities to come out with almost similar recommendations. The Naresh Chandra Committee report contains five chapters. Chapters 2, 3 and 4 which deal with the auditor-company relationship, auditing the auditors' and independent directors' role, remuneration and training are relevant to us. Chapter 1 is an introductory section and Chapter 5 relates to regulatory changes. We comply with these recommendations.

Kumar Mangalam Birla Committee

SEBI appointed the Committee on Corporate Governance on May 7, 1999, under the chairmanship of Kumar Mangalam Birla, member of the SEBI Board, to promote and raise the standards of corporate governance. The SEBI Board considered and adopted the recommendations of the committee in its meeting held on January 25, 2000. In accordance with the guidelines provided by SEBI, the market regulator, the stock exchanges had modified the listing requirements by incorporating in the listing agreement a new Clause 49, so that proper disclosure for corporate governance is made by companies in the following areas: *Board of directors*, *Audit committee*, *Remuneration committee*, *Board procedure*, *Management discussion and analysis*, *Shareholder Information*, and *Corporate governance report* in the annual report. We comply with these recommendations.

Revised Clause 49 of the listing agreement

SEBI, with a view to improve corporate governance standards in India, constituted the Committee on Corporate Governance under the chairmanship of N. R. Narayana Murthy. This move of SEBI signifies the regulator's anxiety to ensure that the governance practices are corrected and improved upon expeditiously. The terms of reference for the committee were to review the performance of corporate governance and to determine the role of companies in responding to rumors and other price-sensitive information circulating in the market, in order to enhance the transparency and integrity of the market.

The committee came out with two sets of recommendations: the mandatory recommendations and the non-mandatory recommendations.

The mandatory recommendations focus on strengthening the responsibilities of audit committees, improving the quality of financial disclosures, including those pertaining to related party transactions and proceeds from initial public offerings, requiring corporate executive boards to assess and disclose business risks in the annual reports of companies, calling upon the Board to adopt a formal code of conduct, the position of nominee directors, and improved disclosures relating to compensation to non-executive directors and shareholders' approval of the same.

The non-mandatory recommendations pertain to moving to a regime providing for unqualified corporate financial statements, training of Board members and evaluation of non-executive directors' performance by a peer group comprising the entire Board of Directors, excluding the director being evaluated.

SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49.

Clause 49 as revised was made effective from January 1, 2006. We fully comply with the revised Clause 49 of the Listing Agreement.

Euroshareholders Corporate Governance Guidelines 2000

"Euroshareholders" is the confederation of European shareholders associations, constituted with the overall task of representing the interests of individual shareholders in the European Union. In April 1999, the Organization for Economic Co-operation and Development (OECD) published its general principles on corporate governance. The Euroshareholders guidelines are based on the same principles, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Compliance with findings and recommendation of The Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate scandals and the subsequent decline of confidence in American capital markets. The Commission has suggested ways in which appropriate governance practices can work to rebuild confidence in the integrity, reliability, and transparency of these markets by addressing three key and much-debated areas – executive compensation, corporate governance, and audit and accounting issues – as they relate to publicly-held corporations. The Commission issued its first set of findings and recommendations – *Part 1: Executive Compensation*, on September 17, 2002. *Part 2: Corporate Governance* and *Part 3: Audit and Accounting* were released on January 9, 2003. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The governments of the 30 countries in the Organization for Economic Co-operation and Development (OECD) have recently approved a revised version of the OECD's Principles of Corporate Governance adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets.

The revised Principles respond to a number of issues that have undermined the confidence of investors in company management in recent years. They call on governments to ensure genuinely effective regulatory frameworks and on companies themselves to be truly accountable. They advocate increased awareness among institutional investors and an effective role for shareholders in executive compensation. They also urge strengthened transparency and disclosure to counter conflicts of interest.

We substantially comply with these principles of corporate governance.

A detailed compliance report with the recommendations of various committees listed above is available on our website (www.infosys.com).

United Nations Global Compact Programme

Announced by the United Nations Secretary-General, Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact Programme calls on companies to embrace

nine principles in the areas of human rights, labor standards and environment. The Programme is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialogue to identify and disseminate good practices based on universal principles. The nine principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

According to these principles, businesses should:

- Support and respect the protection of internationally proclaimed human rights: Corporate leadership in human rights is good for the community and for business. The benefits of responsible engagement for business include a greater chance of a stable and harmonious atmosphere in which to do business, and a better understanding of the opportunities and problems of the social context. Further, the benefits of corporate social responsibility for society include less adverse impacts from ill-thought-through business initiatives.
- Ensure that they are not complicit in human rights abuses: An effective human rights policy will help companies avoid being implicated in human rights violations.
- Uphold the freedom of association and the effective recognition of the right to collective bargaining: Freedom of association and the exercise of collective bargaining provide opportunities for constructive rather than confrontational dialogue, which harness energy to focus on solutions, that result in benefits to the enterprise, its stakeholders, and the society at large.
- Support the elimination of all forms of forced and compulsory labor: Forced labor robs societies of the opportunities to apply and develop human resources for the labor markets of today, and develop skills through the education of children for the labor markets of tomorrow.
- Support the effective abolition of child labor: Child labor results in scores of under-skilled, unqualified workers and jeopardizes future skills improvements in the workforce. Children who do not complete their primary education are likely to remain illiterate and will not acquire the skills needed to get a job and contribute to the development of a modern economy.
- Eliminate discrimination with respect to employment and occupation: Discrimination in employment and occupation restricts the available pool of workers and skills, and isolates an employer from the wider community. Non-discriminatory practices ensure that the best-qualified person fills the job.
- Support a precautionary approach to environmental challenges: It is more cost-effective to take early actions to ensure that irreversible environmental damage does not occur. This requires developing a life-cycle approach to business activities to manage uncertainty and ensure transparency. Investing in production methods that are not sustainable, that deplete resources and that degrade the environment, has a lower long-term return than investing in sustainable operations.
- Undertake initiatives to promote greater environmental responsibility: Given the increasingly central role of the private sector in global governance issues, the public is demanding that the business manage its operations in a manner that will enhance economic prosperity, ensure environmental protection and promote social justice.
- Encourage the development and diffusion of environment friendly technologies: Limit production processes and technology that do not use resources efficiently, generate residues and discharge effluents. Implementing environmentally sound technologies helps a company reduce the use of raw materials leading to increased efficiency and increased competitiveness of the Company.

On August 27, 2001, we adopted the UN Global Compact Programme and became a partner with the UN in this initiative. A strong sense of social responsibility is an integral part of our value system. We adhere to the principles of the UN Global Compact Programme.

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at Rs. 145 per share, compared to the IPO price of Rs. 95 per share. In October 1994, we made a private placement of 5,50,000 shares at Rs. 450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporate.

In March 1999, we issued 20,70,000 ADSs (equivalent to 10,35,000 equity shares of par value of Rs. 10/- each) at US $34 per ADS under the ADS Program and the same were listed on the NASDAQ National Market. All the above data is unadjusted for issue of stock split and bonus shares. In July 2003, June 2005 and November 2006, we successfully completed secondary ADR issues of US $294 million, US $1.1 billion and US $1.6 billion respectively.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal	1986	1989	1991	1992	1994	1997	1999	2005	2007
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1

In addition of shares, the company split the stock in the ratio of 2 for 1 in fiscal 2000

Dividend policy

The current dividend policy is to distribute not more than 20% of the PAT (stand-alone Indian GAAP) as dividend. However, the Board of Directors has decided to increase the dividend payout ratio up to 30%, effective fiscal 2009.

Unclaimed dividend

Section 205 of the Companies Act, 1956, mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned below, if unclaimed within a period of seven years, will be transferred to IEPF.

Year	Type of dividend	Dividend per share (Rs.)	Date of declaration	Due date for transfer	Amount (Rs.)*
2001	Final	7.50	Jun 2, 01	Jul 1, 08	7,86,905
2002	Interim	7.50	Oct 10, 01	Nov 9, 08	7,28,370
	Final	12.50	Jun 8, 02	Jul 7, 09	12,05,129
2003	Interim	12.50	Oct 10, 02	Nov 9, 09	7,87,617
	Final	14.50	Jun 14, 03	Jul 13, 10	11,41,034
2004	Interim	14.50	Oct 10, 03	Nov 9, 10	10,80,917
	Final[1]	15.00	Jun 12, 04	Jul 11, 11	41,19,875
2005	Interim	5.00	Oct 12, 04	Nov 11, 11	7,89,835
	Final	6.50	Jun 11, 05	Jul 10, 12	9,21,791
2006	Interim	6.50	Oct 11, 05	Nov 10, 12	7,53,616
	Final[2]	8.50	Jun 10, 06	Jul 9, 13	29,31,852
2007	Interim	5.00	Oct 11, 06	Nov 10, 13	12,88,055
	Final	6.50	Jun 22, 07	Jul 21, 14	16,58,061
2008	Interim	6.00	Oct 11, 07	Nov 10, 14	23,88,444

**Amount unclaimed as on March 31, 2008.*
[1] Includes one-time special dividend of Rs. 100/- per share
[2] Includes silver jubilee special dividend of Rs. 30/- per share

The Company will send a communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

Tentative calendar

Quarter ending	Earnings release	Quiet period
Jun 30, 2008	Jul 11, 2008	Jun 16 to Jul 13, 2008
Sep 30, 2008	Oct 10, 2008	Sep 16 to Oct 12, 2008
Dec 31, 2008	Jan 13, 2009	Dec 16, 2008 to Jan 15, 2009
Mar 31, 2009	Apr 15, 2009	Mar 16 to Apr 17, 2009

Investor services

Annual General Meeting

Date and time	June 14, 2008, Saturday, 3 p.m. IST
Venue	The NIMHANS Convention Centre, Hosur Road, Bangalore 560 029
Book closure dates	May 31, 2008 to June 14, 2008 (both days inclusive)
Dividend payment date	On or after June 14, 2008 (within the statutory time limit of 30 days), subject to shareholders' approval

Investor awareness

At Infosys, maintaining the highest standards of corporate governance is not a matter of mere form, but of substance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website, www.infosys.com. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, though in brief, on any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in electronic form and, through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, i.e. National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As on March 31, 2008, 99.66% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of Rs. 44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as on March 31, 2008

Category	Number of shareholders	Number of shares	% to total equity
Demat mode			
NSDL	4,47,101	56,30,20,013	98.43
CDSL	1,07,786	70,48,164	1.23
Total	5,54,887	57,00,68,177	99.66
Physical mode	675	19,27,581	0.34
Grand total	5,55,562	57,19,95,758	100.00

To enable us to serve our investors better, we request shareholders whose shares are in physical mode to dematerialize shares and to update their bank accounts with the respective depository participants.

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred

in physical form during the year was 2,239 as against 5,557 for the previous year.

Investor complaints

Nature of complaints	Received		Attended	
	2008	2007	2008	2007
Dividend related	838	859	838	859

We attended to most of the investors' grievances / correspondences within a period of 10 days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated e-mail address for investor services

In terms of clause 47(f) of the Listing Agreement, the designated e-mail address for investor complaints is investors@infosys.com

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Distribution of shareholding as on March 31, 2008

Range of equity shares held	No. of shareholders	%	No. of shares	%
1	12,982	2.34	12,982	–
2-10	2,15,354	38.76	14,96,016	0.26
11-50	2,15,567	38.80	58,67,102	1.03
51-100	51,204	9.22	40,42,094	0.71
101-200	24,321	4.38	37,15,920	0.65
201-500	14,426	2.60	47,58,046	0.83
501-1,000	8,779	1.58	65,90,966	1.15
1,001-5,000	8,680	1.56	2,05,71,939	3.60
5,001-10,000	2,001	0.36	1,41,24,165	2.47
10,001 and above	2,247	0.40	40,11,59,506	70.13
Total	5,55,561	100.00	46,23,38,736	80.83
Equity shares underlining ADS	1	–	10,96,57,022	19.17
Total	5,55,562	100.00	57,19,95,758	100.00

Shareholding patterns

Category	March 31, 2008 Shareholders (No.)	March 31, 2008 Voting strength (%)	March 31, 2008 Number of shares held	March 31, 2007 Shareholders (No.)	March 31, 2007 Voting strength (%)	March 31, 2007 Number of shares held
Founders holding						
Indian founders	19	16.52	9,44,95,978	19	16.54	9,44,83,178
Total founders holding (A)	19	16.52	9,44,95,978	19	16.54	9,44,83,178
Public shareholding						
Institutional investors						
Mutual funds	184	2.92	1,67,18,693	227	3.35	1,90,64,788
Banks, financial institutions and insurance companies	71	4.20	2,40,36,054	60	2.92	1,66,68,286
Foreign institutional investors	563	33.36	19,08,21,914	646	32.55	18,59,15,580
Others						
Private corporate bodies	4,066	2.86	1,63,48,351	4,337	2.35	1,34,34,982
Indian public	5,42,914	17.52	10,01,92,778	4,76,788	19.48	11,12,79,541
NRIs / OCBs / Foreign nationals	7,696	2.95	1,68,69,562	6,739	3.20	1,83,34,246
Trusts	48	0.50	28,55,406	52	0.50	28,72,604
Total public shareholding (B)	5,55,542	64.31	36,78,42,758	4,88,849	64.35	36,75,70,027
Equity shares underlying ADS (C)	1	19.17	10,96,57,022	1	19.11	10,91,56,657
Total (A + B + C)	5,55,562	100.00	57,19,95,758	4,88,869	100.00	57,12,09,862

Shareholders holding more than 1% of the shares

Details of shareholders (non-founders) holding more than 1% of the equity as on March 31, 2008 are given below:

Name of shareholder	No. of shares	%
Life Insurance Corporation of India[1]	2,12,68,265	3.72
Copthall Mauritius Investment Limited[2]	1,21,47,112	2.12
Oppenheimer Funds Inc.[2]	1,15,69,204	2.02
Genesis Indian Investment Company Limited[2]	88,98,419	1.56
Fidelity Management and Research Company[2]	70,00,000	1.22
Abu Dhabi Investment Authority[2]	62,80,481	1.10
Government of Singapore[2]	61,80,307	1.08
Jamuna Raghavan[3]	59,57,832	1.04

(1) *Financial Institution*
(2) *Foreign Institutional Investor*
(3) *Non-resident Indian*

Listing on stock exchanges

	India		Global
Codes	NSE	BSE	NASDAQ
Exchange	INFOSYSTCH	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.O
Bloomberg	NINFO IN	INFO IN	–

The listing fees for fiscal 2009 have been paid for all the above stock exchanges.

Stock market data relating to shares listed in India

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, S&P CNX NIFTY Index and NASDAQ 100 Index. The following tables contain the monthly high and low quotations, as well as the volume of shares traded at The Bombay Stock Exchange, the National Stock Exchange of India and NASDAQ for the current year.

Stock market data – Exchanges in India

	BSE			NSE			Total volume
	High (Rs.)	Low (Rs.)	Volume (No.)	High (Rs.)	Low (Rs.)	Volume (No.)	(BSE & NSE) (No.)
April, 2007	2,128.30	1,912.20	67,95,665	2,128.70	1,922.95	3,17,86,270	3,85,81,935
May	2,081.30	1,904.30	67,44,729	2,081.65	1,906.15	3,31,51,065	3,98,95,794
June	2,020.05	1,916.45	50,96,888	2,019.20	1,916.30	2,80,19,499	3,31,16,387
July	2,034.95	1,916.55	79,66,920	2,034.35	1,916.80	3,96,98,257	4,76,65,177
August	1,967.60	1,761.00	65,67,257	1,967.25	1,761.35	3,26,15,332	3,91,82,589
September	1,911.75	1,763.25	53,36,949	1,915.85	1,763.05	2,90,05,949	3,43,42,898
October	2,124.55	1,839.10	93,78,471	2,125.05	1,837.05	4,00,25,385	4,94,03,856
November	1,908.35	1,531.85	66,35,129	1,917.15	1,531.60	4,07,69,922	4,74,05,051
December	1,813.60	1,600.70	41,17,730	1,817.80	1,600.35	2,46,43,778	2,87,61,508
January, 2008	1,749.70	1,377.55	67,93,507	1,748.30	1,380.90	3,70,38,257	4,38,31,764
February	1,662.10	1,480.90	47,89,672	1,622.85	1,482.35	2,32,38,653	2,80,28,325
March	1,526.35	1,313.10	48,39,043	1,521.20	1,314.60	2,87,03,972	3,35,43,015
Total	2,128.30*	1,313.10*	7,50,61,960	2,128.70*	1,314.60*	38,86,96,339	46,37,58,299
Volume traded / average outstanding shares (%)	FY 2008		16			84	100
	FY 2007		18			79	97
	FY 2006		27			101	128

** Represents yearly high and yearly low of equity shares*

The number of shares outstanding is 46,23,38,736. American Depository Shares (ADSs) have been excluded for the purpose of this calculation.

Stock market data – NASDAQ

	High		Low		Volume
	($)	(Rs.)	($)	(Rs.)	(No.)
April, 2007	55.84	2,291.67	49.81	2,044.20	4,82,70,953
May	53.90	2,175.40	48.56	1,959.88	4,58,77,245
June	53.31	2,163.31	47.49	1,927.14	4,65,78,388
July	54.47	2,188.60	49.60	1,992.93	5,89,27,073
August	51.27	2,083.10	44.50	1,808.03	5,08,44,959
September	49.50	1,967.62	45.97	1,827.30	3,78,55,197
October	55.29	2,170.69	47.40	1,860.92	6,76,44,043
November	50.62	2,000.50	38.66	1,527.84	6,80,68,676
December	46.64	1,838.08	41.02	1,616.60	4,34,81,479
January, 2008	44.43	1,746.54	38.02	1,494.57	8,41,11,904
February	43.50	1,738.26	38.92	1,555.24	6,12,75,465
March	38.21	1,529.16	33.01	1,321.06	6,44,01,490
Total	55.84*	2,291.67*	33.01*	1,321.06*	67,73,36,872

** Represents yearly high and yearly low of ADSs*

Note: 1 ADS = 1 equity share. U.S. Dollar has been converted into Indian Rupees at the monthly closing rates. The number of ADSs outstanding as on March 31, 2008 was 10,96,57,022. The percentage of volume traded to the total float was 618% as against 367% in the previous year.

Infosys share price versus the BSE Sensex

April 2007 to March 2008


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Infosys
Sensex

Base 100 = April 1, 2007

ADS premium compared to price quoted on BSE


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10
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(%)
Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
ADR Price 2,292 2,175 2,163 2,189 2,083 1,968 2,171 2,000 1,838 1,747 1,738 1,529
BSE Price 2,128 2,081 2,020 2,035 1,968 1,912 2,125 1,908 1,814 1,750 1,662 1,526
Premium (%) 7.69 4.52 7.08 7.57 5.84 2.93 2.16 4.82 5.46 (0.17) 4.57 0.20

(Based on monthly high prices)

Outstanding ADSs

Our American Depository Shares (ADSs) as evidenced by American Depository Receipts (ADRs) are traded in the U.S. on the NASDAQ Global Select Market under the ticker symbol "INFY". Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on NASDAQ from March 11, 1999, when they were issued by the Depository Deutsche Bank Trust Company Americas (the Depository), pursuant to the Deposit Agreement. As of March 31, 2008, there were 71,221 record holders of ADRs evidencing 10,96,57,022 ADSs (1 ADS = 1 equity share).

Investor contacts

For queries relating to financial statements	For queries relating to shares / dividend / compliance
V. Balakrishnan *Chief Financial Officer* Tel.: +91 80 2852 0440, Fax: +91 80 2852 0754 E-mail: balakv@infosys.com	K. Parvatheesam *Company Secretary and Compliance Officer* Tel.: +91 80 2852 0261 Extn.: 67750, Fax: +91 80 2852 0754 E-mail: parvatheesam_k@infosys.com
Investor correspondence in India	**Investor correspondence in the United States**
Shekar Narayanan *Senior Manager – Investor Relations* Tel.: +91 80 2852 0261 Extn.: 67744, Fax: +91 80 2852 0754 E-mail: shekarn@infosys.com	Sandeep Mahindroo *Senior Manager – Investor Relations* Tel.: +1 510 739 3407, Fax: +1 510 742 3090 E-mail: sandeep_mahindroo@infosys.com
Registrar and share transfer agents	**Custodian in India (ADS)**
Karvy Computershare Private Limited Registrars and Share Transfer Agents Plot No. 17 to 24, Near Image Hospital Vittalrao Nagar, Madhapur Hyderabad 500 081, India Tel.: +91 40 2343 1595, Fax: +91 40 2342 0814 E-mail: shobha@karvy.com	ICICI Bank Limited Securities Market Services Empire Complex, F7 / E7 First Floor Senapati Bapat Marg, Lower Parel Mumbai 400 013, India Tel.: +91 22 5667 2030 / 2026, Fax: +91 22 5667 2740 / 2779
Depository bank (ADS)	
United States	**India**
Deutsche Bank Trust Company Americas Trust & Securities Services 60 Wall Street, 27th Floor MS# NYC60-2727 New York, NY 10005, USA Tel.: +1 212 250 1905, Fax: +1 212 797 0327	Deutsche Bank A. G. Trust & Securities Services Hazarimal Somani Marg Fort, Mumbai 400 001, India Tel.: +91 22 5658 4621 26, Fax: +91 22 2207 9614
Depository for equity shares in India	
National Securities Depository Limited Trade World, A Wing, 4th Floor Kamala Mills Compound Senapathi Bapat Marg, Lower Parel Mumbai 400 013 Tel.: +91 22 2499 4200, Fax: +91 22 2497 2993 / 2497 6351	Central Depository Services (India) Limited Phiroze Jeejeebhoy Towers, 17th Floor Dalal Street, Fort Mumbai 400 023 Tel.: +91 22 2272 3333, Fax: +91 22 2272 3199 / 2272 2072
Addresses of stock exchanges	
In India	**Outside India**
National Stock Exchange of India Limited Exchange Plaza, Bandra-Kurla Complex Bandra East Mumbai 400 051 Tel.: +91 22 2659 8236, Fax: +91 22 2659 8237	The NASDAQ Stock Market 9600 Blackwell Road Rockville, MD 20850 Tel.: +1 301 978 8500, Fax: +1 301 978 8510
Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers Dalal Street, Mumbai 400 001 Tel.: +91 22 2272 1233, Fax: +91 22 2272 2061	

Share price chart


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Relative Index
Jun
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1993
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2008
Infosys
BSE Index
Adjusted for bonus issues and stock spilt

Base 100 = June 1993

Note: Historical stock price performance should not be considered indicative of potential future stock price performance

Additional information

Employee strength and revenue growth since 1996

			US GAAP (US $ million)				Indian GAAP – consolidated (Rs. crore)			
Fiscal	Employees	Growth %	Revenues	Growth %	Net income**	Growth %	Income	Growth %	PAT**	Growth %
1996	1,172	30	27	47	7	72	89	60	21	58
1997	1,705	45	40	49	9	27	139	57	34	60
1998	2,605	53	68	73	*13	60	258	85	60	79
1999	3,766	45	121	77	*30	119	509	98	133	120
2000	5,389	43	203	68	61	102	882	73	286	115
2001	9,831	82	414	103	132	115	1,901	115	623	118
2002	10,738	9	545	32	164	25	2,604	37	808	30
2003	15,876	48	754	38	195	18	3,640	40	955	18
2004	25,634	61	1,063	41	270	39	4,853	33	1,244	30
2005	36,750	43	1,592	50	419	55	7,130	47	1,846	48
2006	52,715	43	2,152	35	555	32	9,521	34	2,458	33
2007	72,241	37	3,090	44	850	53	13,893	46	3,850	57
2008	91,187	26	4,176	35	1,155	36	16,692	20	4,659	21
5-year CAGR	42		41		43		36		37	

**Excludes a one-time deferred stock compensation expense arising from a stock split amounting to US $13 million and US $2 million in fiscal 1999 and 1998, respectively.*

***Before exceptional items and includes reversal of tax provisions amounting to Rs. 121 crore (US $30 million) and Rs. 125 crore (US $29 million) for the fiscal 2008 and 2007 respectively*

Employee strength of the Infosys Group

	2008		2007	
Functional classification				
Software professionals	85,013	93.2%	68,156	94.3%
Support	6,174	6.8%	4,085	5.7%
	91,187	100.0%	72,241	100.0%
Gender				
Male	61,589	67.5%	49,922	69.1%
Female	29,598	32.5%	22,319	30.9%
	91,187	100.0%	72,241	100.0%
Age profile				
20-25	50,902	55.8%	43,099	59.7%
26-30	27,476	30.1%	19,642	27.2%
31-40	11,598	12.7%	8,600	11.9%
41-50	981	1.1%	744	1.0%
51-60	230	0.3%	148	0.2%
60 and above	–	–	8	0.0%
	91,187	100.0%	72,241	100.0%

Software development centers of Infosys Group

We have 52 global development centers of which 26 are in India – eight in Bangalore, four in Chennai and three in Pune, two each in Bhubaneswar, Chandigarh and Mangalore, and one each in New Delhi, Hyderabad, Jaipur, Mysore and Thiruvananthapuram. We have a global development center in Toronto, Canada. In addition, we have nine proximity development centers in the United States – Boston, Charlotte, Chicago, Fremont, Houston, New Jersey, Phoenix, Plano and Hartford; three in China and four in the United Kingdom; two in Australia; and one each in Czech Republic, Japan (Tokyo), Mauritius, Poland, Philippines, Thailand and Mexico.

Infosys BPO Limited, Infosys Australia, Infosys China, Infosys Consulting and Infosys Mexico are our wholly-owned subsidiaries.

Marketing offices of Infosys Group

We have 47 marketing offices around the world of which 43 are located outside India – 16 in the United States, three in Germany, two each in Australia, Switzerland, Canada and France and one each in Belgium, China, Czech Republic, Denmark, Finland, Hong Kong, Italy, Ireland, Japan, Norway, Spain, Sweden, The Netherlands, U.A.E., U.K. and the Philippines. Addresses of offices are provided in the Annual Report.

American Depository Shares (ADSs)

About ADSs

An ADS is a negotiable certificate evidencing ownership of an outstanding class of stock in a non-U.S. company. ADSs are created when ordinary shares are delivered to a custodian bank in the domestic market, which then instructs a depository bank in the United States to issue ADSs based on a predetermined ratio. ADSs are SEC-registered securities and may trade freely, just like any other security, either on an exchange or in the over-the-counter market.

Difference between an ADS and a GDR

ADSs and GDRs (Global Depository Receipts) have the same functionality – they both evidence ownership of foreign securities deposited with a custodian bank. ADSs represent securities that are listed in the United States, while GDRs represent securities listed outside the United States, typically in London.

Voting rights of ADS holders

In the event of a matter submitted to the holders of ordinary shares for a vote, the ADS holders on record as at a particular date will be allowed to instruct the depository bank to exercise the vote with respect to the equity shares representing the ADSs held by them.

Entitlement to cash dividends

Whenever dividends are paid to ordinary shareholders, cash dividends to ADS holders are declared in local currency and paid in dollars (based on the prevailing exchange rate) by the depository bank, net of the depository's fees and expenses.

Disclosure policy

We have a written disclosure policy, which covers interaction with external constituents such as analysts, fund managers and the media.

Select historical data

in Rs. crore, except per share data, other information and ratios

	1982	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Financial performance											
Income	0.12	509	882	1,901	2,604	3,623	4,761	6,860	9,028	13,149	15,648
Operating profit (PBIDTA)	0.04	202	347	765	1,038	1,272	1,584	2,325	2,989	4,225	4,963
Interest	–	–	–	–	–	–	–	–	–	–	–
Depreciation	–	36	53	113	161	189	231	268	409	469	546
Provision for taxation	–	23	40	73	135	201	227	325	303	352	630
Profit after tax**	0.04	133	286	623	808	958	1,243	1,859	2,421	3,777	4,470
Dividend	–	12	30	66	132	179	196	310	412	649	758
One-time / Special dividend	–	–	–	–	–	–	668	–	830	–	1,144
Margins (%)											
Operating profit margin	33.3	39.7	39.3	40.2	39.9	35.1	33.3	33.9	33.1	32.1	31.7
Net profit margin**	33.3	26.1	32.4	32.8	31.0	26.4	26.1	27.1	26.8	28.7	28.6
Return on average net worth**	96.9	54.2	40.6	56.1	46.6	38.8	40.7	43.8	39.9	41.9	36.3
Return on average capital employed	96.9	63.5	46.3	62.6	54.4	46.9	48.1	51.4	44.9	45.7	41.4
Per share data (Rs.)*											
Basic EPS**	–	2.59	5.41	11.78	15.27	18.09	23.43	34.63	44.34	67.82	78.24
Dividend	–	0.47	0.56	1.25	2.50	3.38	3.69	5.75	7.50	11.50	13.25
One-time / Special dividend	–	–	–	–	–	–	12.50	–	15.00	–	20.00
Book value	–	10.86	15.75	26.26	39.29	53.98	61.03	96.87	125.15	195.41	235.84
Financial position											
Share capital	–	33	33	33	33	33	33	135	138	286	286
Reserves and surplus	0.04	541	800	1,357	2,047	2,828	3,220	5,107	6,759	10,876	13,204
Net worth	0.04	574	833	1,390	2,080	2,861	3,253	5,242	6,897	11,162	13,490
Debt	–	–	–	–	–	–	–	–	–	–	–
Gross block	–	169	284	631	961	1,273	1,570	2,183	2,837	3,889	4,508
Capital expenditure	–	72	160	463	323	219	430	794	1,048	1,443	1,370
Cash and cash equivalents	0.02	417	508	578	1,027	1,639	1,839	1,683	3,779	5,610	7,689
Investment in liquid mutual funds	–	–	–	–	–	–	930	1,168	684	–	–
Net current assets	0.06	473	612	798	1,293	2,018	1,220	2,384	3,832	7,137	8,496
Total assets	0.04	574	833	1,390	2,080	2,861	3,253	5,242	6,897	11,162	13,490
Shareholding related											
Number of shareholders	7	9,527	46,314	89,643	88,650	77,010	66,945	1,58,725	1,95,956	4,88,869	5,55,562
Market capitalization – period end	NA	9,673	59,338	26,926	24,654	26,847	32,909	61,073	82,154	1,15,307	82,362
Public shareholding (%)***	–	67.18	67.55	67.69	68.08	68.32	65.56	70.20	66.55	64.35	64.31
Credit rating											
Standard & Poor's								BBB	BBB	BBB	BBB+
Dun & Bradstreet							5A1	5A1	5A1	5A1	5A1
Corporate governance rating											
CRISIL – (GVC)							Level 1	Level 1	Level 1	Level 1	Level 1
ICRA							CGR 1	CGR 1	CGR 1	CGR 1	CGR 1

Note: The above figures are based on Indian GAAP (stand-alone)

* *Calculated on a per share basis, adjusted for bonus issues in previous years*

** *Excluding extraordinary activities / exceptional items. Fiscal 2007 and 2008 include a tax reversal of Rs. 125 crore and Rs. 121 crore, respectively*

*** *Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt holders)*

Select historical data

in Rs. crore, except per share data



509
882
1,901
2,604
3,623
4,761
6,860
9,028
13,149
15,648
1999
Income
2008



202
347
765
1,038
1,272
1,584
2,325
2,989
4,225
4,963
1999
Operating profit (PBIDTA)
2008



133
286
623
808
958
1,243
1,859
2,421
3,777
4,470
1999
Profit after tax**
2008



9,673
59,338
26,926
24,654
26,847
32,909
61,073
82,154
115,307
82,362
1999
Market capitalization
2008



2.59
5.41
11.78
15.27
18.09
23.43
34.63
44.34
67.82
78.24
1999
Basic EPS**
2008



10.86
15.75
26.26
39.29
53.98
61.03
96.87
125.15
195.41
235.84
1999
Book value
2008

***Excluding extraordinary activities / exceptional items. Fiscal 2007 and 2008 includes a tax reversal of Rs. 125 and Rs. 121 crore respectively.*

Revenue segmentation

Geographic segmentation

in %

	2008	2007	2006	2005	2004
North America	62.0	63.3	64.8	65.2	71.2
Europe	28.1	26.4	24.5	22.3	19.2
India	1.3	1.6	1.7	1.9	1.4
Rest of the world	8.6	8.7	9.0	10.6	8.2
Total	100.0	100.0	100.0	100.0	100.0

Industry segmentation

in %

	2008	2007	2006	2005	2004
Manufacturing	14.7	13.5	13.9	14.4	14.8
Banking, financial services and insurance	35.7	37.4	36.0	34.6	36.6
Banking and financial services	*28.5*	*30.2*	*28.5*	*25.2*	*23.7*
Insurance	*7.2*	*7.2*	*7.5*	*9.4*	*12.9*
Telecom	21.6	19.3	16.5	18.5	16.6
Retail	11.8	10.0	10.1	9.8	11.6
Energy and utilities	5.2	5.3	4.7	3.2	3.0
Transportation	2.5	2.4	5.1	7.6	7.1
Others	8.5	12.1	13.7	11.9	10.3
Total	100.0	100.0	100.0	100.0	100.0

Project type

in %

	2008	2007	2006	2005	2004
Fixed price	31.0	26.7	28.1	30.0	33.8
Time and material	69.0	73.3	71.9	70.0	66.2
Total	100.0	100.0	100.0	100.0	100.0

Service offering

in %

	2008	2007	2006	2005	2004
Services					
Application development and maintenance	45.4	48.0	51.5	56.3	59.7
Application development	*21.7*	*23.1*	*24.9*	*29.4*	*31.7*
Application maintenance	*23.7*	*24.9*	*26.6*	*26.9*	*28.0*
Business process management	5.7	4.7	4.0	2.7	1.6
Consulting services and package implementation	23.8	21.1	19.7	18.8	18.2
Infrastructure management	4.9	4.4	3.6	3.0	2.1
Product engineering services	1.6	1.6	1.8	2.0	2.2
Systems integration	2.8	2.3	1.7	1.6	1.0
Testing services	7.5	6.9	5.9	5.8	5.3
Others	4.7	7.1	8.0	6.8	7.1
Total services	96.4	96.1	96.2	97.0	97.2
Products	3.6	3.9	3.8	3.0	2.8
Total	100.0	100.0	100.0	100.0	100.0



1.3%
8.6%
28.1%
62.0%

Geographic segmentation – 2008

- North America
- Europe
- India
- Rest of the world



2.5%
8.5%
14.7%
5.2%
11.8%
21.6%
35.7%

Industry segmentation – 2008

- Manufacturing
- Banking and financial services
- Telecom
- Retail
- Energy and utilities
- Transportation
- Others

Note: Figures based on Indian GAAP consolidated financials

Statutory obligations

Software Technology Parks (STP) Scheme

We have set up Software Technology Parks (STPs), which are 100% export-oriented units, for the development of software at Bangalore, Mangalore, Pune, Chennai, Bhubaneswar, Hyderabad, Chandigarh, Mysore, and Thiruvananthapuram (all in India). Certain capital items purchased for these centers are eligible for 100% customs and excise duty exemption, subject to fulfillment of stipulated export obligations, which was five times the value of duty-free imports of capital goods, or duty-free purchase of goods subject to excise, over a period of five years on a yearly basis. Beginning April 2001, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of five years. Beginning April 2002, the export obligation on duty-free import of capital goods, or duty-free purchase of goods subject to excise is thrice the value of such goods over a period of three years. Beginning April 2003, the export obligation is restricted to net foreign exchange earnings for that particular financial year on duty-free import of capital goods, or duty-free purchase of goods subject to excise. All STP units started after March 2003 are subject to the new guidelines on calculation of export obligation as stated above. The export obligation on the wage bill was removed a few years ago.

The non-fulfillment of export obligations may result in penalties as stipulated by the government, which may have an impact on future profitability. The table showing the export obligation, and the export obligation fulfilled by us, on a global basis, for all its STP units together, is given below:

in Rs. crore

Fiscal	Export obligation	Export obligation fulfilled	Excess / (shortfall)	Cumulative excess / (shortfall)
1994	3	8	5	5
1995	8	16	8	13
1996	28	48	20	33
1997	40	69	29	62
1998	74	142	68	130
1999	125	306	181	311
2000	107	493	386	697
2001	360	1,010	650	1,347
2002	462	1,360	898	2,245
2003	623	1,659	1,036	3,281
2004	1,611*	2,643	1,032	4,313
2005	396	3,312	2,916	7,229
2006	439	5,217	4,778	12,007
2007	749	6,726	5,977	17,984
2008	743	6,916	6,173	24,157

**The cumulative balance of export obligation was adjusted during the year*

The total customs and excise duty exempted on both computer software and hardware imported and indigenously procured by us since 1993, amounts to Rs. 614 crore.

We have fulfilled our export obligations on a global basis for all our operations under the Software Technology Park Scheme. However, in case of STPs operationalized during the year, the export obligation will be met in the future. The export obligation in fiscal 2004 was higher on account of setting off cumulative export obligations for and including 2004 in the same year.

Special Economic Zones scheme

Our first Special Economic Zone ("SEZ") unit, became operational at Mahindra World City (a private multi-product Special Economic Zone), Chennai, in the financial year 2005-06, with an approved area of about 75.06 acres. We established our second SEZ unit at Chandigarh (Rajiv Gandhi Chandigarh Technology Park), with an approved area of about 30.22 acres, in the financial year 2006-07. During the financial year 2007-08, SEZs at Pune and Mangalore with an approved area of about 77.82 acres and 309 acres respectively have commenced production. The SEZ Unit came into existence under the new Special Economic Zones Act, 2005 ('the SEZ Act').

As per the SEZ Act, the unit will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for a further five years. Certain tax benefits are also available for a further five years, subject to the unit meeting defined conditions. Other fiscal benefits including indirect tax waivers are being extended for setting up, operating and maintaining the unit.

Taxation

We benefit from certain significant tax incentives provided to the software industry under Indian tax laws. These currently include: (i) deduction of export profit from the operation of software development facilities designated as Software Technology Parks (the STP tax deduction) and (ii) deduction of export profits from units in Special Economic Zones.

The period for which STP tax deduction is available to each STP is restricted to 10 consecutive years, starting from the financial year when the unit started producing computer software or March 31, 2009, whichever is earlier. On April 29, 2008, the Finance Minister of India announced the Government of India's proposal to extend the availability of the 10-year tax holiday by a period of one more year, such that the tax holiday will be available until the earlier of fiscal year 2010 or 10 years after the commencement of production by the undertaking, although such an extension is not yet effective.

The details of the operationalization of various software development centers and the year to which the exemption under the Software Technology Park Scheme and for Special Economic Zones is valid, are presented elsewhere in this Annual Report.

The benefits of these tax incentive programs have historically resulted in an effective tax rate, well below the statutory rates, for us. There is no assurance that the Government of India will continue to provide these incentives.

The government may reduce or eliminate the tax exemptions provided to Indian exporters at any time in the future. This may result in our export profits being fully taxed, and may adversely affect the post-our tax profits in the future. On a full tax-paid basis, without any duty concessions on equipment, hardware and software, our post-tax profits for the relevant years are estimated as below.

in Rs. crore, except per share data

	2008	2007	2006
Profit before tax and exceptional items	5,344	4,247	2,792
Less: Additional depreciation on duty waived for certain assets	84	76	83
Reduction in other income	58	38	21
Adjusted profit before tax	5,202	4,133	2,688
Less: Income tax on the above on full tax basis	1,838	1,451	981
Restated profit after tax	3,364	2,682	1,707
Restated basic EPS (Rs.)	58.87	48.17	31.27

Note: The figures above are based on consolidated Indian GAAP financial statements. However, it may be noted that this is only an academic exercise. We have provided for income tax in full in the respective years and there is no carried-forward liability on this account.

Human resources valuation

The dichotomy in accounting between human and non-human capital is fundamental. The latter is recognized as an asset and is, therefore, recorded in the books and reported in the financial statements, whereas the former is ignored by accountants. The definition of wealth as a source of income inevitably leads to the recognition of human capital as one of the several forms of wealth such as money, securities and physical capital.

We have used the Lev & Schwartz model to compute the value of human resources. The evaluation is based on the present value of future earnings of employees and on the following assumptions: a) employee compensation includes all direct and indirect benefits earned both in India and abroad, b) the incremental earnings based on group / age have been considered, and c) the future earnings have been discounted at the cost of capital of 13.32% (previous year – 14.97%).

in Rs. crore, unless stated otherwise

	2008	2007
Employees (No.)		
Software professionals	85,013	68,156
Support	6,174	4,085
Total	91,187	72,241
Value of human resources		
Software professionals	92,331	53,592
Support	6,490	3,860
Total	98,821	57,452
Total income	16,692	13,893
Total employee cost	8,878	7,112
Value-added	14,820	11,879
Net profits excluding exceptional items	4,659	3,861
Ratios		
Value of human resources per employee	1.08	0.80
Total income / human resources value (ratio)	0.17	0.24
Employee cost / human resources value (%)	9.0	12.4
Value-added / human resources value (ratio)	0.15	0.21
Return on human resources value (%)	4.7	6.7

Value-added

in Rs. crore

	2008	%	2007	%
Value-added				
Income	16,692		13,893	
Less: Operating expenses excluding personnel costs				
Software development and business process management expenses	1,306		1,187	
Selling and marketing expenses	302		371	
General and administration expenses	968		834	
	2,576		2,392	
Value-added from operations	14,116		11,501	
Non-operating income	704		378	
Total value-added	14,820		11,879	
Distribution of value-added				
Human resources				
Salaries and bonus	8,878	59.9	7,112	59.9
Providers of capital				
Dividend	1,902	12.8	649	5.5
Minority interest	–	–	11	0.1
Interest on debt	–	–	–	–
	1,902	12.8	660	5.6
Taxes				
Corporate income taxes	685	4.6	386	3.2
Dividend tax	323	2.2	102	0.9
	1,008	6.8	488	4.1
Income retained in business				
Depreciation	598	4.0	514	4.3
Retained in business	2,434	16.5	3,105	26.1
	3,032	20.5	3,619	30.4
Total	14,820	100.0	11,879	100.0

Note: *1) The figures above are based on the consolidated Indian GAAP financial statements. 2) Dividends for fiscal 2008 include special dividend of Rs. 1,144 crore.*
3) Income taxes for fiscal 2008 and 2007 include tax reversals of Rs. 121 crore and Rs. 125 crore respectively.

Brand valuation

The strength of the invisible

From time to time, we have used various models for evaluating assets of the balance sheet to bring certain advances in financial reporting to the notice of our shareholders. The aim of such modeling is to lead the debate on the balance sheet of the next millennium. These models are still the subject of debate among researchers and using such models and data in projecting the future is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these models or data.

A balance sheet discloses the financial position of a company. The financial position of an enterprise is influenced by the economic resources it controls, its financial structure, liquidity and solvency, and its capacity to adapt to changes in the environment. However, it is becoming increasingly clear that intangible assets have a significant role in defining the growth of a high-tech company.

Valuing the brand

The wave of brand acquisitions in the late 1980s exposed the hidden value in highly branded companies, and brought brand valuation to the fore. The values associated with a product or service are communicated to the consumer through the brand. Consumers no longer want just a product or service, they want a relationship based on trust and familiarity.

A brand is much more than a trademark or a logo. It is a 'trustmark' – a promise of quality and authenticity that clients can rely on. Brand equity is the value addition provided to a product or a company by its brand name. It is the financial premium that a buyer is willing to pay for the brand over a generic or less worthy brand. Brand equity is not created overnight. It is the result of relentless pursuit of quality in manufacturing, selling, service, advertising and marketing. It is integral to the quality of client experiences in dealing with the company and its services over a period.

The second annual BRANDZ™ Top 100 Most Powerful Brands ranking published in co-operation with the *Financial Times* was announced in April 2008 by Millward Brown. According to the report, Google topped the ranking with a brand value of $86 billion. The market capitalization of Google at that time was $131 billion. Thus, 66% of market capitalization represented its brand value. *(Source: NASDAQ website)*

Methodology

The task of measuring brand value is a complex one. Several models are available for accomplishing this. The most widely used is the brand-earnings-multiple model. There are several variants of this model.

We have adapted the generic brand-earnings-multiple model (given in the article 'Valuation of Trademarks and Brand Names' by Michael Birkin in the book *Brand Valuation*, edited by John Murphy and published by Business Books Limited, London) to value our corporate brand, "Infosys". The methodology followed for valuing the brand is given below:

- Determine brand profits by eliminating the non-brand profits from the total profits
- Restate the historical profits at present-day values
- Provide for the remuneration of capital to be used for purposes other than promotion of the brand
- Adjust for taxes
- Determine the brand-strength or brand-earnings multiple

Brand-strength multiple is a function of a multitude of factors such as leadership, stability, market, internationality, trend, support and protection. We have internally evaluated these factors on a scale of 1 to 100, based on the information available within.

Brand valuation

in Rs. crore

	2008	2007	2006
Profit before interest and tax	4,640	3,877	2,654
Less: Non-brand income	634	335	125
Adjusted profit before tax	4,006	3,542	2,529
Inflation factor	1.000	1.075	1.156
Present value of brand profits	4,006	3,808	2,924
Weightage factor	3	2	1
Weighted average profits	3,760		
Remuneration of capital	626		
Brand-related profits	3,134		
Tax	1,065		
Brand earnings	2,069		
Brand multiple	15.4		
Brand value	31,863		

Assumptions:

- The figures above are based on consolidated Indian GAAP financial statements
- Brand revenue is total revenue excluding other income after adjusting for cost of earning such income, since this is an exercise to determine our brand value as a company and not for any of our products or services
- Inflation is assumed at 7% per annum, 5% of the average capital employed is used for purposes other than promotion of the brand, and tax rate is at 33.99%
- The earnings multiple is based on our ranking against the industry average based on certain parameters (exercise undertaken internally and based on available information)

in Rs. crore

	2008	2007	2006
Brand value	31,863	31,617	22,915
Market capitalization	82,362	1,15,307	82,154
Brand value as a percentage of market capitalization	38.7%	27.4%	27.9%
Brand value / revenue (x)	1.91	2.28	2.41

Economic Value-Added (EVA®)

Economic value-added measures the profitability of a company after taking into account the cost of capital. It is the post-tax return on capital employed (adjusted for the tax shield on debt) less the cost of capital employed. Companies which earn higher returns than cost of capital create value, and companies which earn lower returns than cost of capital are deemed destroyers of shareholder value.

in Rs. crore, except as otherwise stated

	2008	2007	2006	2005	2004
Cost of capital					
Return on risk free investment (%)	8.00	8.00	7.50	6.80	5.20
Market premium (%)	7.00	7.00	7.00	7.00	7.00
Beta variant	0.76	0.99	0.78	0.98	1.27
Cost of equity (%)	13.32	14.97	12.96	13.63	14.09
Average debt / total capital (%)	–	–	–	–	–
Cost of debt – net of tax (%)	NA	NA	NA	NA	NA
Weighted Average Cost of Capital (WACC) (%)	13.32	14.97	12.96	13.63	14.09
Average capital employed	12,527	9,147	6,177	4,331	3,125
Economic Value-Added (EVA®)					
Operating profits	4,640	3,877	2,654	2,048	1,357
Less: Tax	685	386	313	326	228
Cost of capital	1,669	1,369	801	590	440
Economic Value-Added	2,286	2,122	1,540	1,132	689
Enterprise value					
Market value of equity	82,362	1,15,307	82,154	61,073	32,909
Add: Debt	–	–	–	–	–
Less: Cash and cash equivalents	8,307	6,033	4,709	2,998	2,873
Enterprise value	74,055	1,09,274	77,445	58,075	30,036
Return ratios					
PAT / average capital employed (%)	37.2	42.2	40.1	42.6	39.8
EVA® / average capital employed (%)	18.2	23.2	24.9	26.1	22.1
Enterprise value / average capital employed (x)	5.9	11.9	12.5	13.4	9.6
Growth (%)					
Operating profits	19.7	46.1	29.6	50.9	25.8
Average capital employed	37.0	48.1	42.6	38.6	25.3
EVA®	7.7	37.8	36.0	64.3	51.8
Market value of equity	(28.6)	40.4	34.5	85.6	22.6
Enterprise value	(32.2)	41.1	33.4	93.4	19.4

Note: Cost of equity = return on risk-free investment + expected risk premium on equity investment adjusted for our beta variant in India
Figures above are based on consolidated Indian GAAP financial statements
Cash and cash equivalents includes investments in liquid mutual funds

Balance sheet including intangible assets

As of March 31,

in Rs. crore

	2008	2007
SOURCES OF FUNDS		
Shareholders' funds		
Share capital	286	286
Reserves and surplus		
Capital reserves – Intangible assets	1,30,684	89,069
Other reserves	13,509	10,969
	1,44,193	1,00,038
Minority interest	–	4
	1,44,479	1,00,328
APPLICATIONS OF FUNDS		
Fixed assets		
At cost	5,439	4,642
Less: Accumulated depreciation	1,986	1,836
Net block	3,453	2,806
Add: Capital work-in-progress	1,324	965
	4,777	3,771
Intangible assets		
Brand value	31,863	31,617
Human resources	98,821	57,452
	1,30,684	89,069
Investments	72	25
Deferred tax assets	119	92
Current assets, loans and advances		
Sundry debtors	3,297	2,436
Cash and bank balances	6,950	5,834
Loans and advances	2,771	1,251
	13,018	9,521
Less: Current liabilities and provisions		
Current liabilities	1,912	1,469
Provisions	2,279	681
Net current assets	8,827	7,371
	1,44,479	1,00,328

Note: The figures above are based on consolidated Indian GAAP financial statements
This balance sheet is provided for the purpose of information only. We accept no responsibility for any direct, indirect or consequential losses or damages suffered by any person relying on the same.


(Rs. Crore)
(%)
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
50%
40%
30%
20%
10%
0%
39.8%
42.6%
40.1%
42.2%
37.2%
689
1,132
1,540
2,122
2,286
2004
2005
2006
2007
2008
EVA (Rs. crore)
PAT as a % of average capital employed

Intangible assets score sheet

We caution investors that this data is provided only as additional information to them. We are not responsible for any direct, indirect or consequential losses suffered by any person using this data.

From the 1840s to the early 1990s, a corporate's value was mainly driven by its tangible assets – values presented in the corporate balance sheet. The managements of companies valued these resources and linked all their performance goals and matrices to these assets – Return on Investment, capital turnover ratio, etc. The market capitalization of companies also followed the value of tangible assets shown in the balance sheet with the difference seldom being above 25%. In the latter half of the 1990s, the relationship between market value and tangible asset value changed dramatically. By early 2000, the book value of the assets represented less than 15% of the total market value. In short, intangible assets are the key drivers of market value in this new economy.

A knowledge-intensive company leverages know-how, innovation and reputation to achieve success in the marketplace. Hence, these attributes should be measured and improved upon year after year to ensure continual success. Managing a knowledge organization necessitates a focus on the critical issues of organizational adaption, survival, and competence in the face of ever-increasing, discontinuous environmental change. The profitability of a knowledge firm depends on its ability to leverage the learnability of its professionals, and to enhance the reusability of their knowledge and expertise. The intangible assets of a company include its brand, its ability to attract, develop and nurture a cadre of competent professionals, and its ability to attract and retain marque clients.

Intangible assets

The intangible assets of a company can be classified into four major categories: human resources, Intellectual Property assets, internal assets and external assets.

Human resources

Human resources represent the collective expertise, innovation, leadership, entrepreneurship and managerial skills of the employees of an organization.

Intellectual Property assets

Intellectual Property assets include know-how, copyrights, patents, products and tools that are owned by a corporation. These assets are valued based on their commercial potential. A corporation can derive its revenues from licensing these assets to outside users.

Internal assets

Internal assets are systems, technologies, methodologies, processes and tools that are specific to an organization. These assets give the organization a unique advantage over its competitors in the marketplace. These assets are not licensed to outsiders. Examples of internal assets include methodologies for assessing risk, methodologies for managing projects, risk policies, and communication systems.

External assets

External assets are market-related intangibles that enhance the fitness of an organization for succeeding in the marketplace. Examples are customer loyalty (reflected by the repeat business of the company) and brand value.

The score sheet

We published models for valuing two of our most important intangible assets – human resources and the "Infosys" brand. This score sheet is broadly adopted from the intangible asset score sheet provided in the book titled *The New Organizational Wealth*, written by Dr. Karl-Erik Sveiby and published by Berrett-Koehler Publishers Inc., San Francisco. We believe such representation of intangible assets provides a tool to our investors for evaluating our market-worthiness.

Clients

The growth in revenue is 35% this year, compared to 44% in the previous year (in US $). Our most valuable intangible asset is our client base. Marque clients or image-enhancing clients contributed 46% of revenues during the year. They gave stability to our revenues and also reduced our marketing costs.

The high percentage (97%) of revenues from repeat orders during the current year is an indication of the satisfaction and loyalty of our clients. The largest client contributed 9.1% to our revenue, compared to 7.0% during the previous year. The top 5 and 10 clients contributed around 20.9% and 31.4% to our revenue respectively, compared to 19.4% and 31.4% respectively, during the previous year. Our strategy is to increase our client base and, thereby, reduce the risk of depending on a few large clients. During the year, we added 170 new clients compared to 160 in the previous year. We derived revenue from customers located in 58 countries against 54 countries in the previous year. Sales per client grew by around 26% from US $6.18 million in the previous year to US $7.76 million this year. Days Sales Outstanding (DSO) was 72 days this year compared to 64 in the previous year.

Organization

During the current year, we invested around 3.00% of the value-added (2.67% of revenues) on technology infrastructure, and around 1.36% of the value-added (1.20% of revenues) on R&D activities.

A young, fast-growing organization requires efficiency in the area of support services. The average age of support employees is 29.4 years, as against the previous year's average age of 30.9 years. The sales per support staff, as well as the proportion of support staff to the total organizational staff, have improved over the previous year.

People

We are in a people-oriented business. We added 33,177 employees this year on gross basis (net – 18,946) from 30,946 (net – 19,526) in the previous year. We added 8,523 laterals this year against 8,023 in the previous year. The education index of employees has gone up substantially to 2,51,970 from 2,03,270. This reflects the quality of our employees. Our employee strength comprises people from 70 nationalities. The average age of employees as of March 31, 2008 was 26, the same as in the previous year. Attrition was 13.4% for this year compared to 13.7% in the previous year (excluding subsidiaries). Attrition excluding involuntary separation was 12.1% for this year compared to 12.2% in the previous year.

Notes

- Marque or image-enhancing clients are those who enhance the company's market-worthiness – typically, Global 1000 clients. They are often reference clients for us.
- Sales per client is calculated by dividing total revenue by the total number of clients
- Repeat business revenue is the revenue during the current year from those clients who contributed to our revenue during the previous year too
- Value-added statement is the revenue less payment to all outside resources. The statement is provided elsewhere in this report.
- Technology investment includes all investments in hardware and software, while total investment in the organization is the investment in our fixed assets
- The average proportion of support staff is the average number of support staff to average total staff strength
- Sales per support staff is our revenue divided by the average number of support staff (support staff excludes technical support staff)
- The education index is shown as at the year end, with primary education calculated as 1, secondary education as 2, and tertiary education as 3.

Intangible assets score sheet

External structure – our clients	2008	2007
Growth / renewal		
Revenue growth (%)		
In US Dollar terms	35	44
In Rupee terms	20	46
Exports / total revenue (%)	99	98
Clients		
Total	538	500
Added during the year	170	160
Marque clients		
Total	113	114
Added during the year	24	26
Revenue contribution (%)	46	44
Revenue Derived – No. of countries	58	54
Efficiency		
Sales / Client		
US $ million	7.76	6.18
Rs. crore	31.03	27.79
Sales & marketing expenses / revenue (%)	5.49	6.69
DSO (days)	72	64
Provision for debts / revenues (%)	0.26	0.19
Stability		
Repeat business (%)	97.0	95.3
No. of clients accounting > 5% of revenue	1	1
Client concentration		
Top client (%)	9.1	7.0
Top 5 clients (%)	20.9	19.4
Top 10 clients (%)	31.4	31.4
Client distribution		
1 million dollar+	310	275
5 million dollar+	141	107
10 million dollar+	89	71
20 million dollar+	47	36
30 million dollar+	32	25
40 million dollar+	22	16
50 million dollar+	18	12
60 million dollar+	13	11
70 million dollar+	12	9
80 million dollar+	10	4
90 million dollar+	6	4
100 million dollar+	6	3
200 million dollar+	1	1
300 million dollar+	1	–

Internal structure – our organization	2008	2007
Growth / renewal		
R&D		
R&D / total revenue (%)	1.20	1.20
R&D / value-added (%)	1.36	1.40
Technology investment		
Investment / revenue (%)	2.67	3.44
Investment / value-added (%)	3.00	4.01
Total investment		
Total investment / total revenue (%)	8.95	10.87
Total investment / value-added (%)	10.08	12.71
Efficiency		
Sales per support staff		
US $ million	1.08	0.92
Rs. crore	4.32	4.14
General & admin expenses / revenue (%)	7.97	8.03
Average proportion of support staff (%)	4.71	5.18
Stability		
Average age of support staff (years)	29.4	30.9

Competence – our people	2008	2007
Growth / renewal		
Total employees	91,187	72,241
Added during the year		
Gross	33,177	30,946
Net	18,946	19,526
Laterals added	8,523	8,023
Staff education index	2,51,970	2,03,270
Employees – No. of nationalities	70	65
Gender classification (%)		
Male	67.5	69.1
Female	32.5	30.9
No. of non-Indian national employees	3,678	2,028
Efficiency		
Value-added / employee (Rs. crore)		
Software professionals	0.19	0.19
Total employees	0.18	0.18
Value-added / employee ($ million)		
Software professionals	0.05	0.04
Total employees	0.05	0.04
Stability		
Average age of employees (years)	26	26
Attrition %		
Excluding subsidiaries	13.4	13.7
Excluding involuntary separation	12.1	12.2

The above figures are based on Indian GAAP consolidated financial statement

Value Reporting™

At Infosys, we have always believed that information asymmetry between the Management and shareholders should be minimized. Accordingly, we have always been at the forefront in practicing progressive and transparent disclosure. We were the first in India to adopt US Generally Accepted Accounting Principles (GAAP). Thereafter, we rapidly progressed to additional disclosures that give deeper insights to the way we run our business and into our value creation. We continue to provide information that is not mandated by law because we believe it will enable investors to make more informed choices about our performance.

The Value Reporting Revolution: Moving Beyond the Earnings Game, authored by Robert Eccles, Robert Herz, Mary Keegan and David Phillips, associated to accounting firm PricewaterhouseCoopers, (published by John Wiley & Sons, Inc., USA, ©2001), acknowledged the need to go beyond GAAP in providing information to shareholders. In their book, *Building Public Trust: The Future of Corporate Reporting* (published by John Wiley & Sons, Inc., USA, ©2002 PricewaterhouseCoopers), our business model and reporting were referred to in detail.

We believe the following Value Reporting™ paradigm applies to us.

The Value Reporting™ paradigm



Infosys Group
Create sustainable customer value through our service and solution offerings
Grow with industry benchmark profitability
Creation
Excercise judicious control over activities to ensure quality of earnings
De-risk growth to ensure safeguard of our value base
Preservation
Seek to realize shareholder expectations through benchmark investor communications
Seek to meet or exceed our communicated goals
Realization
Infosys Investors
Better Managed Business

We identified the need to provide a range of non-financial parameters early in our existence – before our Indian public offering in 1993.

The Value Reporting™ Disclosure Model



Macro-economic environment
Competitive landscape
Technological trends
Environment
Goals and objectives
Ethics and governance structure
Market Overview
Value Strategy
Management
Platform
Financial metrics
Risk management
Non-financial metrics
Brand
Customer relationships
Talent management
Innovation and R&D

To reduce information asymmetry, we make the following disclosures in addition to the mandated Indian and US GAAP financial statements and supplementary data as required by the relevant statutes:

- Brand valuation
- Balance sheet including intangible assets
- Economic Value-Added (EVA®) statement
- Intangible asset scorecard
- Risk management report
- Human resource accounting and value-added statement

These reports are integral to the Annual Report.

By adopting similar internal measures to evaluate business performance, our employees are adjudged based on metrics that are additional to the financials. This balances financial and non-financial performance across all levels of the organization. Accordingly, we seek to align the measures by which stakeholders measure our performance with what results in employee rewards.

In fiscal 2005, we adopted and furnished eXtensible Business Reporting Language (XBRL) data to the United States Securities and Exchange Commission (SEC) for the first time. We are the fourth company worldwide to adopt XBRL. We continue to participate in SEC's voluntary program for reporting financial information on EDGAR using XBRL.

In the coming years, we will continue in our commitment to furnish additional qualitative information to help our shareholders better understand the management of our business.

Management structure



Co-Chairman
Nandan M. Nilekani
CEO & Managing Director
S. Gopalakrishnan
COO & Director
S. D. Shibulal
Director & Head – Delivery Excellence
Srinath Batni
Director & Head – CDG, IS & Quality & Productivity
K. Dinesh
Director & Head – Administration, E&R, Finacle, HRD & ILI
T. V. Mohandas Pai
CFO
V. Balakrishnan (SVP)
IBU – Banking & Capital Markets (BCM)
Ashok Vemuri (SVP)
IBU – Manufacturing (MFG)
B.G. Srinivas (SVP)
IBU – Communications Media & Entertainment (CME)
Subhash Dhar (SVP)
IBU – India Business Unit (IND)
H.R. Binod (SVP)
IBU – Insurance, Healthcare & Life Sciences (IHL)
Eric Paternoster (SVP)
IBU – Energy, Utilities & Services (EUS)
Prasad Thrikutam (SVP)
IBU – Retail, Consumer Packaged Goods & Logistics (RETL)
U. B. Pravin Rao (SVP)
IBU – New Markets & Services (NMS)
V. G. Dheeshjith (VP)
HBU – Enterprise Solutions (ES)
Chandra Shekar Kakal (SVP)
HBU – Consulting Solutions (CS)
Stephen Pratt
(CEO & Managing Director, IC)
HBU – Infrastructure Management Services (IMS)
U. B. Pravin Rao (SVP)
HBU – Product Engineering & Validation Services (PEVS)
Arun Ramu (VP)
HBU – Systems Integration (SI)
Romil Bahl (VP)
Corporate Sales & Marketing
Global Alliances
John Conlon (SVP)
Corporate Marketing
Srinivas Uppaluri (VP)
Strategic Global Sourcing
Suketu Patel (VP)
Security Audit & Architecture
P. D. Mallya (VP)
SETLabs & Microsoft Technology Centre
G. V. Subramanyam (VP)
Computers & Communications Division (CCD)
K. Muralikrishna (VP)
Corporate Delivery Excellence
Quality & Productivity
Satyendra Kumar (SVP)
Information Systems (IS)
J. Sivashankar (VP)
Communication Design Group (CDG)
Sridhar Marri (VP)
Infosys Leadership Institute (ILI)
Girish G. Vaidya (SVP)
Administration, Commercial & Facilities & Infrastructure & Security
U. Ramadas Kamath (SVP)
Finacle
M. Haragopal (VP)
Human Resources Development (HRD)
Nandita Gurjar (VP)
Education & Research (E&R)
Srikantan Moorthy (VP)
Corporate Planning & Business Assurance
Sanjay Purohit (VP)

HBU	Horizontal Business Unit	CEO	Chief Executive Officer
IBU	Industry Business Unit	COO	Chief Operating Officer
IC	Infosys Consulting, Inc.	CFO	Chief Financial Officer
SETLabs	Software Engineering and Technology Labs	SVP	Senior Vice President
		AVP	Associate Vice President
		VP	Vice President

Infosys Foundation

"For benefits of globalization and technology to reach the poor, the private sector, philanthropic institutions and committed individuals should co-operate and establish partnerships with the government institutions. This would lift millions of our people out of poverty, provide them with opportunities and make them participate in the process and progress of globalization."

N. R. Narayana Murthy, *Chairman and Chief Mentor, Infosys*

The Infosys Foundation continued its focus in the areas of education, healthcare, rural upliftment, and arts and culture this year. Highlights of some of the projects undertaken by the Foundation this year are:

Education

- Sponsored 'Vijanana Sammelana' at Shimoga, Karnataka, to impart knowledge of science to students and teachers
- Donated computers and laptops to Gulbarga University, Athani University, Mangalore University and to the All India Vayu Sainik Camp in Bangalore
- Launched OASIS, a training program for students in government schools
- Worked with Sanmati Matimand Vikas Kendra in Maharashtra and the Association for the Mentally Challenged in Bangalore, toward the empowerment of the mentally challenged
- Collaborated with Ichalkaranji Seva Bharathi, Mumbai Vidya Prasarak Mandal, Lucknow Yogakshema, Hyderabad Karnataka Sikshana Samithi, Kota Vidya Samste and Arunachal Pradesh Vidya Kendra to provide education for underprivileged children
- Worked with the Karavir Nagar Vachan Mandir in Kolhapur, Maharashtra to convert the library into an e-library and connected it to other libraries around the world
- Supplied *Chandamama* books every month to schools in rural areas to inculcate reading habit among rural students
- Partnered with Vela School in Villupuram in Tamil Nadu, Cochlea Trust in Pune and Helpers of the Handicapped in Kolhapur to promote education among children with disabilities
- Started a Book Bank to support academics and reduce the burden of expenditure in a few towns in Karnataka
- Partnered with Prerna, an NGO, in Bangalore and Delhi for education of street children

Healthcare

- Completed the construction of an advanced pediatric block at Wenlock Hospital in Mangalore and a Community Eye Centre within the premises of the Shankar Nethralaya in Bangalore
- Donated medical equipment and medicines to the Trivandrum Regional Cancer Centre, Salem Charitable Hospital and Jammu Hospital. The Foundation has spread its donations to various other hospitals in Karnataka and Maharashtra where poor patients are treated for free.
- Donated ambulances to Sri Jayachamarajendra Indian Medical Institute and to a government hospital in Gandhi Nagar
- Worked with SEARCH, an NGO, to reduce neonatal and infant mortality by developing a low-cost, home-based model of primary neonatal care

Arts and culture

- Sponsored more than 5,000 students, through NGOs like Prerna and Vidya Poshak, for the study and documentation of Karana Viniyoga, to preserve and encourage the art. Karana is a dance form defined and described in great detail by sage Bharatha in his work *Natyashastra*.
- Supported the Bhandarkar Oriental Research Institute in researching ancient Indian manuscripts
- Sponsored Uppina Kudru Kamath Memorial Yakshagana Gombeyatta puppet shows in Karnataka to preserve the art of puppetry

Rural upliftment

- Conducted relief work for the flood victims in Kerala and Orissa
- Sponsored the construction of a suspension foot bridge in Mundaje in Mangalore, Karnataka
- Continued to work on rehabilitating *devadasis* and their children through education and training in Raichur, Karnataka
- Destitute widows and physically challenged women in rural Karnataka are being empowered in collaboration with an NGO called RAPID
- Provided free food to orphan children at Chamarajanagar, Mysore, Bangalore (all in Karnataka), Salem in Tamil Nadu and Orissa

Grants by Infosys to the Foundation

The grants made during the last three years are given below:

in Rs. crore

	Grants
2008	20.00
2007	19.00
2006	13.25

Report on environment, health and safety

Infosys believes that our infrastructure and facilities strategy should consider the environmental issues and be seen as a company that promotes ecological balance while maintaining operational efficiencies.

OZONE – The Health, Safety and Environmental (HSE) Management System at Infosys

OZONE was initiated in 2003 to promote and manage environmental issues and employee health and safety. The Health, Safety and Environment (HSE) policy of Infosys covering employees, contractual employees and visitors states: "Infosys as a corporate citizen is committed to demonstrating a high standard of environmental protection, sharing of best practices and provision of a safe and healthy workplace."

To achieve this, we shall work toward:

- Conservation of resources
- Prevention of pollution
- Adherence to all applicable legislations
- Eliminating accidents and occupational illnesses and injuries.

We will work with various stakeholders towards continual improvement of our environmental, health and safety management system. We shall meet mandated health and safety requirements as a minimum and strive to go beyond regulatory limitations to become a leader in environment, health and safety management."

We are also ISO 14000 (ISO 14001: 2004) and OHSAS 18001: 1999 compliant at eight of our development centers in India.

The OZONE initiative achieved the following this year:

- *Awareness:* Equipped 11,266 employees and 4,175 trainees with an understanding on the environment, health and safety policy of Infosys and led to their taking responsibility through pledging their support for the initiative.
- *Water:* The per capita consumption of water at 2.9 KL per month reduced by 5% from last year. 100% of water is recycled and reused. We plan to introduce initiatives to reduce consumption by 25% in the near future.
- *Paper:* 8% reduction in consumption of paper. Our goal in the medium term is to reduce it by 25%.
- *Energy:* Per capita consumption maintained at an optimum 273 units per month. Solar water heaters are used in our hostel facilities at Bangalore, Mysore, Pune, Chandigarh, Bhubaneswar and Hyderabad. Efforts are on to identify other potential areas to use renewable energy. Our goal is to reduce energy consumption by 25% in the near future.
- *Carbon emissions:* We recommend that employees use public or Infosys buses to commute to work. We operate 463 buses and 24,633 employees comprising 34% of our total employee strength avail this service. 50% (35,193) employees use public transport and 16% use personal vehicles. We plan to provide incentives for car pooling. We see renewable energy as one of the effective tools to achieve our commitment of carbon neutrality and we have initiated evaluating options suitable at various campuses. Our target is to reduce 10% of our energy-related greenhouse gas emissions in the near future.
- *Waste management:* We continue with our best practices on waste segregation and disposal of solid waste. We educate our vendors on ethical processes. The usage of plastic and thermocol has been reduced by 90% in the campuses. Food waste is sent to the piggeries.
- *E-waste:* Though there is no legislation in India on e-waste, we adhere to the Hazardous Waste (Management and Handling) Rules. Recently, a guideline on e-waste has been released by the Central Pollution Control Board (CPCB) which has been approved by the Ministry of Environment and Forests. E-waste at Infosys is sent to recyclers who have valid approvals / consents from the local Pollution Control Board and CPCB. The Management's plans to ensure safe disposal of e-waste are in place and we propose to dispose 20% of our e-waste next year.

Biodiversity is the foundation of life on earth and one of the pillars of sustainable development. The conservation and sustainable use of biodiversity is an essential element of our site selection strategy. Most of our campuses have large green tracts of land. We have over 40,000 trees above the height of 1.5 meters and are proposing to grow one tree for every new hire. Besides ornamental trees, we are now committed to growing aromatic, aquatic, fruit bearing and medicinal plants. We use organic fertilizer for our landscaping requirements.

We have taken the climate change challenge very seriously and have set up a dedicated Green Team that is working toward sustainable development. All our future buildings will comply with a minimum of Gold rating as per the IGBC LEEDs rating system which defines the standards and measures for sustainable buildings. Our approach is to use an integrated design process to ensure that the architectural elements and the engineering systems work effectively together. We want to reduce our dependence on mechanical systems and are therefore applying passive and active solar design principles in our buildings.

Energy saved is energy generated. We have embarked on an aggressive plan to improve the performance of existing buildings across our campuses.

In addition, we are evaluating opportunities to procure electricity via renewable technologies such as wind, mini-hydro and solar.

Health Assessment and Lifestyle Enrichment (HALE) Plan

The Health Assessment and Lifestyle Enrichment Plan (HALE) initiative focuses on increasing the emotional value-add of our employees, by optimizing their health, quality of life and work environment. The goal is to ensure healthy and happy employees who will be more productive and in the long term, add to our competitive edge in business.

HALE strove to achieve this goal last year through a set of offerings that focused on health, safety, stress and leisure. HALE activities were deployed through multiple channels:

- An interactive portal and quizzes that provided a wealth of knowledge and stimulated Infoscions on thinking "healthy and happy".
- A comprehensive health and well-being plan for employees which consisted of offerings such as preventive healthcare options for employees and families, health checks, talks, consultations, fitness related interventions, and health awareness campaigns. Last year, 55 health-related events were conducted in which 13,200 employees participated.
- The HALE Health Week, comprising yearly master health check-ups and focused health and stress campaigns, was conducted in our campuses during March 2008. Over 6,000 employees underwent medical check-ups and specialist consultations. Approximately 10,000 employees used the online interventions related to the Health Week which included an online health hunt, a health quiz and specialist doctors' discussions on Infy TV.
- Workshops and talks by experts on first aid, trauma handling and CPR helped our employees in case of emergencies. Over 12,000 employees were benefitted by these workshops.
- A hotline help and the HALE Tool aim to provide timely, expert help to employees and their families on issues related to relationships, stress, depression and personal issues. A stress audit which had over 8,000 responses over the last year, a pilot rollout of the EAP (Employee Assistance programme), and topical workshops on relationships, families and work-life balance were also organized.
- An annual safety week is also conducted across DCs.

Our environment and health events also encourage contractual employees to participate, and we have initiated subsidized annual health check-ups for them.

Financial statements (unaudited) presented in substantial compliance with GAAP requirements of various countries and International Financial Reporting Standards and reports of substantial compliance with the respective corporate governance standards

Over the past decades, the technology and information revolutions have fundamentally transformed economic and political relationships between nations. Thanks to the opening up of financial markets across the globe, investors today have a wide choice of capital markets to invest in. Consequently, the global investor must have access to information about the performance of any company, in any market that he or she chooses to invest in. However, differences in language, accounting practices, and reporting requirements in various countries render performance reports by many companies rather investor-unfriendly.

Today, the strength of a global company lies in its ability to access high-quality capital at the lowest cost from a global pool of investors. Such companies study the needs of global investors and publish financial information in a language and form understood by their existing as well as prospective investors. In the process, financial statistics may have to be restated and financial terminology may need to be translated. Indeed, a key issue in international financial analysis is the restatement and translation of financial reports that describe operations conducted in one environment, but which are the subject of review and analysis in another.

As an investor-friendly company, committed to the highest standards of disclosure, we have been voluntarily providing unaudited financial statements presented in substantial compliance with the GAAP requirements of Australia, Canada, France, Germany, Japan and the United Kingdom, besides those of the United States and India.

Australia, France, Germany and the United Kingdom have adopted the International Financial Reporting Standards (IFRS). We are presenting the unaudited consolidated financial statements for these countries presented in substantial compliance with IFRS. Financial information presented in Japanese GAAP in this Annual Report has been translated from our US GAAP financial information. The information will be included in the Securities Report to be filed with the Ministry of Finance, Japan. Canadian GAAP financial statements have been presented on the same basis as earlier years and are reconciled to our Indian GAAP financial information.

Further, keeping in mind their local regulations and practices, these countries have formulated their own corporate governance standards. We have provided statements on substantial compliance with these standards in the respective national languages of these countries.

The International Financial Reporting Standards (IFRS) are gaining the attention of companies, regulators and investing communities across the globe. Many countries have adopted IFRS and some of them, including India, are in the process of adopting the same. Recently, the US Securities and Exchange Commission (SEC) permitted Foreign Private Issuers to file financial statements in accordance with IFRS without any reconciliation with US GAAP. SEC is in the process of announcing a framework and rules for adoption of IFRS by domestic companies in the US. We have evaluated the requirements of IFRS and believe that we are fully prepared to adopt IFRS. However, we will await the final framework and rules for adoption of IFRS Securities and Exchange Commission, US for domestic companies before we adopt the same. In the interim, we are providing the balance sheet and income statement in substantial compliance with IFRS in this section.

The unaudited consolidated income statements and balance sheets have been presented by converting the various financial parameters, reported in our income statement, into the respective currencies of the above countries. In addition, appropriate adjustments have been made for differences, if any, in accounting principles, and in formats, between India, United States, these countries and IFRS.

Corporate governance report – Australia, Canada, France, Germany, Japan and the United Kingdom

Australia

ASX Corporate Governance Council – Principles of good corporate governance and best practices recommendations

The Australian Stock Exchange (ASX) Corporate Governance Council was formed on August 15, 2002 to develop and deliver an industry-wide, support framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community. The council published its "*principles of good corporate governance and best practice recommendations*" in March 2003. The corporate governance principles and recommendations of the council are not mandatory, but Australian listed entities must disclose those principles that are not in compliance and the reasons for non-compliance.

The council proposed 10 core principles which it believes underlie good corporate governance. We comply substantially with all recommendations made by the council, except the following :

1. *Recommendation 2.2 – The Chairperson should be an independent director:* The chairman of the board is a non-executive director. The board of the Company consists of six executive directors, one non-executive director and eight independent directors. The audit committee, nominations committee and the compensation committee consist of independent directors only.
2. *Recommendation 5.1 – Ensure compliance with ASX listing rule disclosure requirements:* We are not listed on the Australian Stock Exchange. However, we have established necessary policies and procedures to ensure that announcements are made in a timely manner, are factual, do not omit any material information and are expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

The financial information provided in this section is unaudited. Financial information presented in substantial compliance with the GAAP requirements of countries and IFRS may not meet all the regulatory requirements to be characterized as financial statements presented in explicit and unreserved compliance with such requirements. The statements on compliance or substantial compliance with corporate governance standards of various countries may not meet all the relevant regulatory requirements to be characterized as statements of explicit and unreserved compliance with corporate governance requirements. The financial information provided in this section does not contain sufficient information to allow full understanding of our results or our state of affairs. In the event of a conflict in interpretation, the "Audited Indian GAAP financial statements" section and the "Corporate governance report" of the Annual Report should be considered. We caution investors that these reports are provided only as additional information to our global investors. Using such reports for predicting our future, or of any other company, is risky. We are not responsible for any direct, indirect or consequential losses suffered by any person using these corporate governance reports, financial statements or data.

Canada

Corporate governance: A guide to good disclosure, issued by Toronto Stock Exchange

In December 2003, The Toronto Stock Exchange (TSX) issued guidelines which would help issuers prepare meaningful disclosure that complies with its requirements. TSX only requires companies to explain their practices, and not to adopt the practices in the guidelines. These guidelines were updated in January 2006.

We substantially comply with all recommendations. The necessary disclosures on various recommendations are provided elsewhere in the report. In addition, the following disclosures are made for specific guidelines issued by TSX.

1. *Guideline 5 – Assessing the Board's effectiveness:* The compensation committee of the Board consists of independent directors. The committee reviews the performance of all the executive directors on a quarterly basis, based on detailed performance parameters set for each of the executive directors at the beginning of the year, in consultation with the CEO of the Company. The performance of the independent directors is reviewed by the full board, on a regular basis. The nominations committee recommends size and composition of the Board and its committees, establishes procedures for the nomination process, and recommends candidates for election to the Board and its committees.

France

La gouvernance d'entreprise des sociétés cotées – Octobre 2003

Les principes de la gouvernance d'entreprise des sociétés cotées tirent leur origine des rapports VIENOT de juillet 1995 à juillet 1999, ainsi que du rapport BOUTON de septembre 2002. Cet ensemble de recommandations a été élaboré en détail par les groupes de travail en résumé des réunions avec les présidents de sociétés cotées en France et ce, sur la demande de l'Association Française des Entreprises Privées (AFEP) et le Mouvement des Entreprises Françaises (MEDEF). Cette "consolidation" des travaux menés par des présidents de grandes sociétés françaises constitue une réponse à la communication de la Commission européenne sur la gouvernance d'entreprise et le droit des sociétés, qui préconise que chaque État membre désigne un code de référence auquel les entreprises devront se conformer ou expliquer en quoi leurs pratiques en diffèrent et pour quelles raisons.

Ce rapport avait fait plusieurs recommandations. Notre entreprise se conforme strictement à ces recommandations, à l'exception des points ci-dessous:

1. *Recommandation 7.1 – La représentation des salariés et des salariés actionnaires:* Les salariés ne sont pas représentés au conseil d'administration. À ce jour, le conseil d'administration d'INFOSYS est composé de 15 administrateurs dont 8 sont indépendants.

Germany

deutscher Corporate Governance Kodex in der geltenden Fassung vom 14. Juni 2007

Der deutsche Corporate Governance Kodex repräsentiert ein Regelungswerk für Vorstände und Aufsichtsrat von in Deutschland börsennotierten Gesellschaften. Die Regeln haben zum Ziel, das deutsche Corporate Governance System transparenter und verständlicher zu machen. Zweck ist, für das Vertrauen der internationalen und nationalen Investoren, der Kunden, der Mitarbeiter und der Öffentlichkeit in die Vorstände und Aufsichtsräte börsennotierter Unternehmen zu werben.

Dieser Bericht hat einige Empfehlungen ausgesprochen. Ihr Unternehmen wendet die Empfehlungen der Regierungskommission im Wesentlichen mit folgenden Ausnahmen an:

1. *Empfehlung 3, 4 und 5 – Das duale System der Unternehmensorgane:* Das Unternehmen hat ein einstufiges Verwaltungsorgan welches sowohl mit unternehmerischen Befugnissen als auch der Befugnis zur Überwachung ausgestattet ist. Zurzeit besteht das Organ aus 15 unabhängigen Direktoren davon 6 leitende, 1 nicht-leitenden und 8 unabhängige Angestellte. Das Unternehmensorgan ist ausschließlich mit unabhängigen Direktoren besetzt.

Japan

日本

日本でコーポレート・ガバナンスについて議論されてきた問題のいくつかについては、日本の法令（会社支配の構造や手続については会社法、コーポレート・ガバナンスの状況の開示については金融商品取引法および開示に関する内閣府令等）が対処している。金融商品取引法および関係内閣府令は、インフォシス・テクノロジー・リミテッドのような日本における継続開示会社に対して、コーポレート・ガバナンスの状況（例えば、会社の機関の内容、内部統制システムの整備の状況、リスク管理体制の整備の状況、役員報酬の内容、監査報酬の内容、内部監査の組織および手続等）の開示を求めている。当社は、本年次報告書においてこの情報を開示している。

United Kingdom

The combined code on corporate governance supersedes and replaces the Combined Code issued by the Hampel Committee on Corporate Governance in June 1998. It is derived from a review of the role and effectiveness of non-executive directors by Mr. Derek Higgs and a review of audit committees by a group led by Sir Robert Smith. This new Code applies for reporting years beginning on or after November 1, 2003.

We substantially comply with all recommendations of the combined code except for the following:

1. *Code A2.2: A chief executive should not go on to become chairman of the same company:* N. R. Narayana Murthy is the Chairman and Chief Mentor of the Company, at present. He was the Chief Executive Officer of the Company till March 31, 2002.
2. *Code D1: Dialogue with institutional investors:* We have in place a communication policy addressed to the needs of all investors. We communicate to investors through various forums, both our long-term and short-term plans and strategies. As a policy, we do not differentiate between small and large investors. Non-executive directors do not meet with large investors as required under the code.
3. *Code D2.1 – Voting in shareholders meetings:* Under Indian law, voting on a resolution in the annual general meeting is by show of hands, unless a poll is demanded by a member or members present in person or by proxy, holding at least one-tenth of the total shares entitled to vote on the resolution, or by those holding an aggregate paid up capital of at least Rs. 50,000. However, as an informal mechanism, the Company makes available non-mandatory ballot through the internet, for all the resolutions to be passed by the members at the AGM and announces the results of the poll, before taking up the formal procedure for passing a resolution by members in the meeting.

Financial statements presented in substantial compliance with Australian Accounting Standards (AASBs)

Consolidated balance sheet of Infosys Technologies Limited as at March 31 (unaudited),

Australian Dollars (AUD) in million, except share and per share data

	2008	2007
Assets		
Property, plant and equipment	1,119	911
Intangible assets	192	183
Deferred tax assets	74	26
Advance income taxes	60	41
Other assets	49	46
Total non-current assets	1,494	1,207
Cash and cash equivalents	2,254	1,731
Investments in liquid mutual fund units	20	7
Trade accounts receivable	902	697
Unbilled revenue	131	91
Prepaid expenses and other current assets	117	59
Total current assets	3,424	2,585
Total assets	4,918	3,792
Liabilities		
Non-current liabilities	12	1
Total non-current liabilities	12	1
Trade payable	13	7
Current tax payable	110	5
Client deposits	1	1
Unearned revenue	78	89
Other liabilities	423	337
Total current liabilities	625	439
Total liabilities	637	440
Net current assets	2,799	2,146
Equity		
Common stock, INR Rs. 5/- par value 600,000,000 equity shares authorized, issued and outstanding – 571,995,758 and 571,209,862 as of March 31, 2008 and 2007 respectively	79	79
Additional paid-in capital	805	875
Reserves	332	111
Retained earnings	3,065	2,287
Total equity attributable to equity holders of the Company	4,281	3,352
Minority interests	–	–
Total equity	4,918	3,792

Consolidated income statement of Infosys Technologies Limited for the year ended March 31 (unaudited),

AUD in million, except share and per share data

	2008	2007
Sales	4,771	4,009
Cost of sales	2,802	2,305
Gross profit	1,969	1,704
Other income	198	98
Selling and marketing expenses	263	271
General and administrative expenses	382	323
Amortization of intangible assets	9	4
Results from operating activities	1,513	1,204
Net finance income / (costs)	2	10
Profit before income taxes	1,515	1,214
Income tax expense	195	109
Profit for the period	1,320	1,105
Net profit attributable to minority interest	–	3
Net profit attributable to shareholders of parent company	1,320	1,102
Earnings per share (AUD)		
Basic	2.32	1.99
Diluted	2.31	1.95
Weighted average number of shares used in computing earnings per equity share		
Basic	568,564,740	554,018,739
Diluted	570,368,975	566,110,582

Note:

1. The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under Reserves.
2. *Exchange rates (1 AUD =)*

in Rs.

	2008	2007
Average rate	35.01	34.73
Period end rate	36.55	34.93

3. *Reconciliation between US GAAP and A-IFRS statements*

AUD in million

	2008	2007
Net income as per US GAAP financial statements	1,320	1,101
Reversal of stock compensation charge using fair value method for grants before November 7, 2002	–	1
Net income attributable to shareholders of parent company as per AASBs	1,320	1,102

Financial information presented in substantial compliance with GAAP requirements of Canada

Consolidated balance sheet (unaudited) as at March 31,

Canadian dollars (CAD) in million, except share and per share data

	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	2,115	1,598
Investments in liquid mutual fund units	18	7
Trade accounts receivable	847	644
Unbilled revenue	123	84
Prepaid expenses and other current assets	110	55
Deferred tax assets	2	2
Total current assets	3,215	2,390
Property, plant and equipment	1,050	841
Goodwill	154	146
Intangible assets, net	26	23
Deferred tax assets	68	22
Advance income taxes	56	37
Other assets	46	42
Total assets	4,615	3,501
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	12	7
Income taxes payable	104	5
Client deposits	1	1
Unearned revenue	73	82
Other current liabilities	397	310
Total current liabilities	587	405
Non-current liabilities		
Other non-current liabilities	11	1
Parent company stockholders' equity		
Common stock, INR Rs. 5/- par value 600,000,000 equity shares authorized, issued and outstanding – 571,995,758 and 571,209,862 as of March 31, 2008 and 2007 respectively	73	73
Additional paid-in capital	756	809
Accumulated other comprehensive income	199	(163)
Retained earnings	2,989	2,376
Total parent company stockholders' equity	4,017	3,095
Minority interests	–	–
Total equity	4,017	3,095
Total liabilities and stockholders' equity	4,615	3,501

Consolidated statement of earnings and retained earnings (unaudited)

CAD in million, except share and per share data

	2008	2007
Sales	4,277	3,505
Cost of sales	2,512	2,016
Gross margin	1,765	1,489
Expenses		
Selling, general and administration expenses	586	523
Income from operations	1,179	966
Provision for investments	–	–
Interest and other income	179	94
Gain on sale of long term investment	–	1
Earnings before income taxes	1,358	1,061
Provision for income taxes	175	95
Net earnings before minority interests	1,183	966
Minority interests	–	2
Net earnings after minority interests	1,183	964
Cash dividend declared	570	189
	613	775
Retained earnings, beginning of the year	2,376	1,601
Retained earnings, end of the year	2,989	2,376
Earnings per share (CAD)		
Net earnings		
Basic	2.08	1.74
Fully diluted	2.07	1.70
Weighted average number of shares		
Basic	568,564,740	554,018,739
Fully diluted	570,368,975	566,110,582

Note:

1. The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate for the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under accumulated foreign currency translation adjustment.
2. *Exchange rate (1 CAD =)*

in Rs.

	2008	2007
Average rate	39.06	39.73
Period end rate	38.95	37.38

3. Reconciliation between US GAAP and the Canadian GAAP statements:

CAD in million

	2008	2007
Net income as per US GAAP in Canadian dollars	1,183	964
Net earnings as per Canadian GAAP	1,183	964

Etats financiers préparés en conformité avec les IFRS (International Financial Reporting Standards) – France

Compte de résultat consolidé non audité d'Infosys Technologies Ltd pour les exercices clos les 31 mars

en millions d'Euros, sauf résultat par action

	2008	2007
ACTIF		
Actif Circulant		
Disponibilités	1,302	1,049
Valeurs mobilières de placement	11	4
Clients, net de provisions	521	422
Factures à établir	76	56
Charges constatées d'avance et autres actifs circulants	70	36
Total de l'actif circulant	1,980	1,567
Installations techniques, matériels et outillages industriels, net	647	552
Fonds commercial et immobilisations incorporelles, net	111	111
Impôts différés actif	43	16
Impôts avance	35	25
Autres actifs	26	27
Total non circulant actifs	862	731
Total Actif	2,842	2,298
Capital et réserves		
Passif circulant		
Fournisseurs	8	4
Impôts sur les bénéfices	63	3
Acomptes clients	1	1
Produits constatés d'avance	45	54
Autres passifs provisionnés	244	203
Total du passif circulant	361	265
Passif non circulant		
Autres passifs non circulants	7	1
Capitaux propres		
Capital social	48	48
Prime d émission	466	531
Ecart de conversion	189	67
Report à nouveau	1,771	1,386
Total des capitaux propres – part du groupe	2,474	2,032
Total passif et capital et réserves	2,842	2,298

en millions d'Euros, sauf résultat par action

	2008	2007
Produits	2,918	2,389
Coût des ventes	1,714	1,374
Résultat brut	1,204	1,015
Charges d'Exploitation	400	356
Autres produits, nets	2	7
Produits d'exploitation	806	666
Produits financiers	121	58
Résultat avant impôts	927	724
Impôts sur les bénéfices	120	65
Résultat net	807	659
Résultat net attribué aux intérêts minoritaires	–	2
Résultat net part du groupe	807	657
Bénéfice par action		
Base	1.42	1.19
Dilué	1.42	1.16
Nombre moyen pondéré d'actions		
Base	568,564,740	554,018,739
Dilué	570,368,975	566,110,582

Note:

1. Les comptes annuels de la société on été préparés en roupie indiens, la devise opérationnelle. Ces comptes annuels ont été préparés en traduisant des produits et charges avec un taux moyen pendant l'année, l'actif courant, le passif courant, les installations techniques, matériels et outillages industriels, les emprunts à long terme, avec un taux moyen pour l'année. La différence obtenue avec la conversion est comptabilisée dans les écarts de conversion.

2. *Taux de change (1Euro =)*

en Rs.

	2008	2007
Moyenne	57.24	58.29
Clôture	63.25	57.64

3. *Réconciliation avec les états US GAAP et IFRS*

en million d'Euros, sauf mention contraire

	2008	2007
Résultat net en millions selon les comptes annuels consolidés US GAAP	807	657
Résultat net selon les normes IFRS	807	657

Absschluss erarbeitet in wesentlicher Übereinstimmung mit den International Financial Reporting Standards (IFRS) – Deutschland

millionen Euro, außer Aktien und je Aktie Daten

	31. März 2008	31. März 2007
Aktiva		
Kurzfristige Vermögenswerte		
Zahlungsmittel und Zahlungsmitteläquivalente	1,302	1,049
Investitionen in liquide wechselseitige Fonds	11	4
Forderungen aus Lieferungen und Leistungen	521	422
Forderungen aus Fertigungsaufträgen	76	56
Vorauszahlungen und sonstige Vermögenswerte	70	36
Kurzfristige Vermögenswerte insgesamt	1,980	1,567
Sachanlagen	647	552
Geschäfts- und Firmenwert (Goodwill)	95	96
Sonstige immaterielle Vermögenswerte	16	15
Latente Steuern	43	16
Vorausgezahlte Steuern	35	25
Sonstige Vermögenswerte	26	27
Summe Aktiva	2,842	2,298
Passiva:		
Kurzfristige Schulden		
Verbindlichkeiten aus Lieferungen und Leistungen	8	4
Steuerverbindlichkeiten	63	3
Kundendeposita / Erhaltene Anzahlungen	1	1
Verbindlichkeiten aus Fertigungsaufträgen	45	54
Sonstige Verbindlichkeiten / Rückstellungen	244	203
Kurzfristige Schulden insgesamt	361	265
Langfristige schulden		
Sonstige langfristige Schulden	7	1
Eigenkapital		
Gezeichnetes Kapital, 600,000,000 Aktien je Rupie 0.13 Nominalwert genehmigt, zum 31. März 2008 insgesamt 571,995,758 (i.Vj. 571,209,862) Aktien ausgegeben und im Umlauf befindlich	48	48
Kapitalrücklage	466	531
Sonstige Rücklagen (accumulated other comprehensive income)	189	67
Bilanzgewinn	1,771	1,386
Eigenkapital, das den Anteilseignern der Infosys Technologies AG zuzuordnen ist	2,474	2,032
Minderheitenanteile	–	–
Summe Eigenkapital	2,474	2,032
Summe Passiva	2,842	2,298

Konzern-Gewinn- und Verlustrechnung der Infosys Technologies Limited für die Zeit vom 1. April 2007 bis zum 31. März 2008

millionen Euro, außer aktien und je aktie daten

	2008	2007
Umsatzerlöse	2,918	2,389
Umsatzkosten	1,714	1,374
Bruttoergebnis vom Umsatz	1,204	1,015
Operative Aufwendungen:		
Vertriebskosten	161	162
Allgemeine Verwaltungskosten	233	192
Abschreibungen auf immaterielle Vermögenswerte	6	2
Operative aufwendungen insgesamt	400	356
Operatives Ergebnis	804	659
Gewinn bei Verkauf von langfristigen Vermögenswerten	–	1
Währungsgewinne /-verluste	2	6
Sonstige betriebliche Erträge	121	58
Ergebnis vor Steuern und Minderheiten	927	724
Steuern von Einkommen und Ertrag	120	65
Periodenergebnis	807	659

Das Periodenergebnis verteilt sich wie folgt

Minderheitenanteile	–	2
Periodenergebnis der Aktionäre	807	657

Ergebnis je Aktie		
Unverwässert	1.42	1.19
Verwässert	1.42	1.16
Gewichtete durchschnittliche Anzahl aktien für die Berechnung der Ergebnisse je aktie		
Unverwässert	568,564,740	554,018,739
Verwässert	570,368,975	566,110,582

Anmerkungen:

1. *Umrechnung von Auslandswährungen*

   Der Abschluss (Bilanz sowie Gewinn- und Verlustrechnung) wird in der Berichtswährung der indischen Rupie erstellt, der funktionalen Währung. Der vorliegende und in Euro dargestellte Abschluss wurde erstellt durch die Umrechnung der Erträge und Aufwendungen zum Jahresdurchschnittskurs; Umlaufvermögen, kurzfristige Verbindlichkeiten, Grundstücke, Maschinen und Anlagen sowie langfristige Verbindlichkeiten zum Jahresendkurs, Erhöhungen des Eigenkapitals zum Jahresdurchschnittskurs. Die Differenz aus Währungsumrechnungen wird unter den sonstigen Rücklagen ("Other comprehensive Income") ausgewiesen.

2. *Verwendete Wechselkurse (1 =)*

in Rs.

	2008	2007
Verwendeter durchschnittlicher Wechselkurs	57.24	58.29
Verwendeter Jahresendwechselkurs	63.25	57.64

3. *Überleitung von US GAAP auf IFRS*

in millionen Euro

	2008	2007
Periodenergebnis nach US GAAP	807	657
Periodenergebnis nach IFRS	807	657

Financial statement presented in substantial compliance with GAAP requirements of Japan

インフォシス・テクノロジーズ・リミテッドおよび子会社 連結貸借対照表 3月31日現在

（単位：百万円（1株当たりデータを除く。））

	2007年3月31日現在	2008年3月31日現在
資産		
流動資産		
現金および現金同等物	140,567	206,191
流動性ある投資信託への投資	601	1,803
売上債権（貸倒引当金控除後）	56,608	82,557
未収収益	7,414	12,023
前払費用およびその他の流動資産	4,809	10,720
繰延税金資産	200	200
流動資産合計	210,199	313,494
有形固定資産（純額）	73,940	102,394
のれん	12,824	15,028
無形固定資産（純額）	2,004	2,505
繰延税金資産	1,904	6,613
未収還付法人税等	3,306	5,510
その他の資産	3,707	4,509
資産合計	307,884	450,053
負債および資本		
流動負債		
仕入債務	601	1,202
未払法人税等	401	10,119
顧客預り金	100	100
繰延収益	7,214	7,114
その他の未払債務	27,252	38,673
流動負債合計	35,568	57,208
固定負債		
その他の固定負債	100	1,102
資本		
普通株式 1株の額面金額 0.16円 授権株式数 600,000,000株 発行済株式数 2007年3月31日現在 571,209,862株 2008年3月31日現在 571,995,758株	6,412	6,412
資本剰余金	69,332	71,937
その他の包括利益累積額	9,017	31,159
利益剰余金	187,455	282,235
資本合計	272,216	391,743
負債および資本合計	307,884	450,053

インフォシス・テクノロジーズ・リミテッドおよび子会社 連結損益計算書 3月31日終了年度

（単位：百万円（1株当たりデータを除く。））

	2006	2007年	2008年
収益	215,609	309,587	418,393
売上原価	124,636	178,038	245,766
売上総利益	90,973	131,549	172,627
営業費用			
販売費およびマーケティング費	13,626	20,940	23,044
一般管理費	17,333	24,947	33,463
無形固定資産の償却費	–	300	801
営業費用合計	30,959	46,187	57,308
営業利益	60,014	85,362	115,319
長期投資売却益	–	100	–
その他の収益（純額）	3,106	8,316	17,533
法人税等および少数株主利益前当期純利益	63,120	93,778	132,852
法人税等	7,014	8,416	17,133
少数株主利益前当期純利益	56,106	85,362	115,719
少数株主利益	501	200	–
当期純利益	55,605	85,162	115,719
1株当たり当期純利益			
基本的	102	153	203
希薄化後	100	150	202
1株当たり当期純利益の算定に使用した期中加重平均発行済株式数			
基本的	543,160,222	554,018,739	568,564,740
希薄化後	557,967,786	566,110,582	570,368,975

注： 上記財務情報中の円金額は、2008年3月31日に株式会社三菱東京UFJ銀行が建値した対顧客電信直物売買相場の仲値である1米ドル＝100.19円により米ドル金額から円金額に換算されている。

Financial statements presented in substantial compliance with International Financial Reporting Standards (IFRS) – United Kingdom

Consolidated balance sheet of Infosys Technologies Limited as at March 31 (unaudited),

United Kingdom Pound Sterling (GBP) in million, except share and per share data

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	1,037	713
Investments in liquid mutual fund units	9	3
Trade accounts receivable	415	287
Unbilled revenue	60	38
Prepaid expenses and other current assets	54	24
Total current assets	1,575	1,065
Property, plant and equipment, net	515	375
Intangible assets	88	75
Deferred tax assets	34	11
Advance income taxes	28	17
Other assets	22	19
Total non-current assets	687	497
Total assets	2,262	1,562
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	6	3
Income taxes payable	51	2
Client deposits	1	1
Unearned revenue	36	37
Other current liabilities	194	138
Total current liabilities	288	181
Non-current liabilities		
Other non-current liabilities	5	1
Parent company stockholders' equity		
Common stock, INR Rs. 5/- par value 600,000,000 equity shares authorized, issued and outstanding – 571,995,758 and 571,209,862 as of March 31, 2008 and 2007 respectively	33	33
Additional paid-in capital	371	361
Accumulated other comprehensive income	155	45
Retained earnings	1,410	941
Total parent company stockholders' equity	1,969	1,380
Total liabilities and stockholders' equity	2,262	1,562

Consolidated profit and loss account of Infosys Technologies Limited for the year ended March 31 (unaudited),

GBP in million, except share and per share data

	2008	2007
Revenues	2,075	1,619
Cost of sales	1,219	931
Gross profit	856	688
Operating expenses	284	242
Other income	1	5
Results from operating activities	573	451
Finance income, net	86	39
Profit before income taxes	659	490
Income tax expense	85	44
Profit for the year	574	446
Net income attributable to minority interest	–	1
Net income attributable to shareholders of parent company	574	445
Profit for the year	574	446
Earnings per equity share (GBP)		
Basic	1.01	0.80
Diluted	1.01	0.79
Weighted average equity shares used in computing earnings per equity share		
Basic	568,564,740	554,018,739
Diluted	570,368,975	566,110,582

Reconciliation between US GAAP and IFRS statements

GBP in million

	2008	2007
Net income as per US GAAP financial statements	574	445
Net income attributable to shareholders of parent company as per IFRS	574	445

Financial statements presented in substantial compliance with International Financial Reporting Standards (IFRS)

Consolidated balance sheet of Infosys Technologies Limited as at March 31 (unaudited),

in Rs. million, except share and per share data

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	82,361	60,469
Investments in liquid mutual fund units	720	259
Trade accounts receivable	32,977	24,352
Unbilled revenue	4,803	3,189
Prepaid expenses and other current assets	4,282	2,069
Total current assets	125,143	90,338
Property, plant and equipment	40,900	31,808
Intangible assets	7,004	6,379
Deferred tax assets	2,721	905
Advance income taxes	2,201	1,422
Other assets	1,801	1,594
Total non-current assets	54,627	42,108
Total assets	179,770	132,446
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	480	259
Income taxes payable	4,042	172
Client deposits	40	43
Unearned revenue	2,841	3,103
Other current liabilities	15,448	11,723
Total current liabilities	22,851	15,300
Non-current liabilities		
Other non-current liabilities	441	43
Parent company stockholders' equity		
Common stock, INR Rs. 5/- par value 60,00,00,000 equity shares authorized, issued and outstanding – 57,19,95,758 and 57,12,09,862 as of March 31, 2008 and 2007 respectively	2,759	2,759
Additional paid-in capital	29,435	30,556
Accumulated other comprehensive income	12,248	3,879
Retained earnings	112,036	79,909
Total parent company stockholders' equity	156,478	117,103
Total liabilities and stockholders' equity	179,770	132,446

Consolidated income statement of Infosys Technologies Limited for the year ended March 31 (unaudited),

in Rs. million, except share and per share data

	2008	2007
Revenues	167,040	139,235
Cost of sales	98,100	80,026
Gross profit	68,940	59,209
Operating expenses	22,880	20,773
Other income	80	405
Results from operating activities	46,140	38,841
Finance income, net	6,920	3,380
Profit before income taxes	53,060	42,221
Income tax expense	6,840	3,785
Profit for the year	46,220	38,436
Net income attributable to minority interest	–	90
Net income attributable to shareholders of parent company	46,220	38,346
Profit for the year	46,220	38,436
Earnings per equity share (Rs.)		
Basic	81.29	69.21
Diluted	81.04	67.74
Weighted average equity shares used in computing earnings per equity share		
Basic	56,85,64,740	55,40,18,739
Diluted	57,03,68,975	56,61,10,582

Reconciliation between US GAAP and IFRS financial statements (unaudited)

in Rs. million

	2008	2007
Net income as per US GAAP financial statements	46,200	38,301
Reversal of Stock compensation charge using fair value method for grants before November 7, 2002	–	45
Fringe Benefit Tax	20	–
Net income as per IFRS	46,220	38,346

Extract of Audited US GAAP Financial statements

During the year, NASDAQ modified its rules relating to dispatch of annual reports to ADR holders. Under the amended rules, a company can host the annual report on its website, in lieu of physical distribution. We have decided to adopt this rule and accordingly have made the annual report and the filing with the US Securities and Exchange Commission (SEC) in Form 20-F available on our website www.infosys.com. However, a physical copy will be made available to shareholders on request.

Consequent to this, we are not circulating the Form 20-F filing with SEC to our shareholders in India, but the same would be made available to shareholders on request. However, the extract of the audited balance sheet and income statement as per US GAAP is provided here under:

Consolidated balance sheet of Infosys Technologies Limited as at March 31,

United States Dollars (US $) in million, except share and per share data

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	2,058	1,403
Investments in liquid mutual fund units	18	6
Trade accounts receivable	824	565
Unbilled revenue	120	74
Prepaid expenses and other current assets	107	48
Deferred tax assets	2	2
Total current assets	3,129	2,098
Property, plant and equipment	1,022	738
Goodwill	150	128
Intangible assets, net	25	20
Deferred tax assets	66	19
Advance income taxes	55	33
Other assets	45	37
Total assets	4,492	3,073
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$12	$6
Income taxes payable	101	4
Client deposits	1	1
Unearned revenue	71	72
Other current liabilities	386	272
Total current liabilities	571	355
Non-current liabilities		
Other non-current liabilities	11	1
Parent company stockholders' equity		
Common stock, INR Rs. 5/- par value 600,000,000 equity shares authorized, issued and outstanding – 571,995,758 and 571,209,862 as of March 31, 2008 and 2007 respectively	64	64
Additional paid-in capital	718	692
Accumulated other comprehensive income	311	90
Retained earnings	2,817	1,871
Total parent company stockholders' equity	3,910	2,717
Minority interests	–	–
Total equity	3,910	2,717
Total liabilities and stockholders' equity	4,492	3,073

Consolidated income statement of Infosys Technologies Limited for the year ended March 31,

US $ in million, except share and per share data

	2008	2007
Revenues	4,176	3,090
Cost of sales	2,453	1,777
Gross profit	1,723	1,313
Operating expenses		
Selling and marketing expenses	230	209
General and administrative expenses	334	249
Amortization of intangible assets	8	3
Total operating expenses	572	461
Results from operating activities	1,151	852
Gain on sale of long-term investment	–	1
Foreign currency exchange gains / (losses), net	2	8
Other income, net	173	75
Profit before income taxes	1,326	936
Provision for income taxes	171	84
Profit for the period	1,155	852
Net income attributable to minority interest	–	2
Net income attributable to shareholders of parent company	1,155	850
Profit for the period	1,155	850
Earnings per equity share (US $)		
Basic	2.03	1.53
Diluted	2.02	1.50
Weighted average equity shares used in computing earnings per equity share		
Basic	568,564,740	554,018,739
Diluted	570,368,975	566,110,582

Note:

1. The functional currency of the Company is the Indian Rupee. These financial statements have been presented by translating revenue and expenditure at an average rate during the year; current assets, current liabilities, property, plant and equipment, long-term borrowings at the year-end rate; and accretions to stockholders' equity at an average rate for the year. The difference arising on translation is shown under accumulated other comprehensive income.
2. *Exchange rates (1 US $ =)*

in Rs.

	2008	2007
Average rate	40.00	45.06
Period end rate	40.02	43.10

Global presence

North America

United States

Atlanta
400 Galleria Parkway
Suite 1490, Atlanta
GA 30339
Tel.: 1 770 980 7955
Fax: 1 770 980 7956

Bellevue
3326 160th Avenue SE
Suite 300, Bellevue
WA 98005
Tel.: 1 425 452 5728
Fax: 1 425 452 8440

Bridgewater
400 Crossing Boulevard
Suite 101
Bridgewater, NJ 08807
Tel.: 1 908 450 8200
Fax: 1 908 450 8201

Charlotte
900 West Trade Street
Suite 750
Charlotte, NC 28202
Tel.: 1 704 264 1535
Fax: 1 704 264 1600

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel.: 1 510 742 3000
Fax: 1 510 742 3090

Hartford
95 Glastonbury Blvd
Somerset Square
Glastonbury CT 06033
Tel.:1 860 494 4139
Fax:1 860 494 4140

Houston
14800 St. Mary's Lane
Suite 160, Houston
TX 77079
Tel.: 1 281 493 8698
Fax: 1 281 493 8601

Lake Forest
One Spectrum Pointe
Suite 350
Lake Forest, CA 92630
Tel.: 1 949 206 8400
Fax: 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250, Lisle, IL 60532
Tel.: 1 630 482 5000
Fax: 1 630 505 9144

New York
630 Fifth Avenue
Rockefeller Center
Suite 1600
New York, NY 10111
Tel.: 1 646 254 3100
Fax: 1 646 254 3101

Phoenix
10835 N 25th Avenue
Suite 200
Phoenix AZ 85029
Tel.: 1 480 655 3598
Fax: 1 480 655 3501

Plano
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel.: 1 469 229 9400
Fax: 1 469 229 9598

Quincy
Two Adams Place
Quincy, MA 02169
Tel.: 1 781 356 3100
Fax: 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston, VA 20190
Tel.: 1 703 481 3880
Fax: 1 703 481 3889

Southfield
Suite 2850
3000 Town Center
Southfield, MI 48075
Tel.: 1 248 208 3317
Fax: 1 248 208 3315

Canada

Toronto
5140 Yonge Street
Suite 1400 Toronto
Ontario M2N 6L7
Tel.: 1 416 224 7400
Fax: 1 416 224 7449

Calgary
Suite 2600, SunLife Plaza West
144-4th Avenue SW
Calgary, AB T2P 3N4
Tel.: 1 403 269 1344
Fax:1 403 716 3637

Europe

Belgium
Park Atrium-Regus
11, Rue des Colonies /
Koloniestraat
B 1000 Brussels
Tel.: 32 2 517 62 30
Fax: 32 2 517 67 00

Czech Republic
Zitna Street 1578 / 52
120 00 Prague 2
Tel.: 420 222 874 100
Fax: 420 222 874 110

Denmark
Regus Copenhagen
Larsbjoernsstraede 3
1454 Copenhagen
Tel.: 45 33 3225 25
Fax: 45 33 3243 70

Finland
Regus Mannerheimintie 12 B
00100 Helsinki
Tel.: 358 925 166 239
Fax: 358 925 166 100

France

Paris
12 Avenue de l'Arche
Faubourg de l'Arche
92419 Courbevoie Cedex
Paris
Tel.: 33 1 46 91 84 56
Fax: 33 1 46 91 88 45

Toulouse
7, Avenue Didier Daurat
1st Floor, Blagnac
31700 Toulouse
Tel.: +33 5 34 50 92 77
Fax: +33 5 34 50 91 90

Germany

Frankfurt
Topas 1
Mergenthaleralle 77
65760 Eschborn / Frankfurt
Tel.: 49 6196 9694 0
Fax: 49 6196 9694 200

Stuttgart
Liebknechtstrasse 33
D 70565 Stuttgart
Tel.: 49 711 7811 570
Fax: 49 711 7811 571

Walldorf
SAP Partner Port Office
Altrottstr. 3, 69190 Walldorf
Tel.: 49 6227 73 4350
Fax: 49 6227 73 4359

Ireland
Ballsbridge Regus Centre
Alexandra House - Sweepstakes
Dublin 4
Tel.: 353 1631 9000
Fax: 353 1631 9001

Italy
Via Torino 2
20123 Milano
Tel.: 39 02 7254 6456
Fax: 39 02 7254 6400

Norway
Regus Business Centre Ibsen AS
C. J. Hambrosplass 2C
1st Floor, Oslo 0164
Tel.: 47 22 99 60 42
Fax: 47 22 99 60 10

Spain
Calle Ribera del Loira 46
(Regus)
28042, Madrid
Tel.: 34 91 503 0644
Fax: 34 91 503 0530

Sweden
Stureplan 4C, 4tr
114 35, Stockholm
Tel.: 46 8 463 1112
Fax: 46 8 463 1114

Switzerland

Geneva
G Block, 1st Floor
ICC Route de Pré-Bois 20
1215 Geneva
Tel.: 41 22 710 7980
Fax: 41 22 710 7989

Zurich
3rd Floor, Badenerstrasse 530
8048 Zurich
Tel.: 41 43 817 41 70
Fax: 41 43 817 4150

The Netherlands
World Trade Center
H-Tower, 23rd Floor
Zuidplein 190
1077 XV Amsterdam
Tel.: 31 20 796 5500
Fax: 31 20 796 5501

United Kingdom

London
14th & 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel.: 44 20 7715 3300
Fax: 44 20 7715 3301

Milton Keynes
MWB Business Exchange
Centres
Exchange House
494 Midsummer Boulevard
Central Milton Keynes
MK9 2EA
Tel.: 44 190 825 5500
Fax: 44 190 825 5700

Swindon
Part First Floor
Wakefield House
Aspect Park
Pipers Way
Swindon SN 31RE
Tel.: 44 179 352 8766
Fax: 44 179 352 3714

Global presence

www.infosys.com

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

Infosys – Center Point
Offshore Development Center
Plot No. 26A
Electronics City, Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362

Reddy Building
K 310, 1st Main, 5th Block
Koramangala
Bangalore 560 095
Tel.: 91 80 2553 2591
Fax: 91 80 2553 0391

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel.: 91 674 232 0032
Fax: 91 674 232 0100

Chandigarh
Ground Floor, Block A & B
DLF Building, Plot No. 2
Rajiv Gandhi Chandigarh
Technology Park
Kishangarh, Mani Majra
Chandigarh 160 101
Tel.: 91 172 2502 1100
Fax: 91 172 2504 6222

Plot No. 1 Rajiv Gandhi
Chandigarh
Technology Park Kishangarh
Chandigarh 160 101
Tel.: 91 172 2503 8000
Fax: 91 172 2506 0860

Plot No. 8-15
Rajiv Gandhi Technology Park
Kishangarh (Near Mani Majra)
Chandigarh 160 101
Tel.: 91 172 2503 8000
Fax: 91 172 2506 7251

Chennai
138 Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel.: 91 44 2450 9530
Fax: 91 44 2450 0390

Mahindra Industrial Park
TP 1/1, Central Avenue
Techno Park SEZ
Mahindra World City
Natham Sub Post, Chengalpet
Kancheepuram District
Chennai 603 002
Tel.: 91 44 4741 1111
Fax: 91 44 4741 5151

Hyderabad
Survey No. 210
Manikonda Village
Lingampally, Rangareddy (Dist.)
Hyderabad 500 032
Tel.: 91 40 6642 0000
Fax: 91 40 2300 5223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel.: 91 824 245 1485 / 88
Fax: 91 824 245 1504

IT & ITES SEZ
Kamblapadav
Kurnad Post, Pajeer Village
Bantwal Taluk 574 153
Dakshina Kannada District
Tel.: 91 824 228 4492
Fax: 91 824 228 4491

Mumbai
85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel.: 91 22 2284 6490
Fax: 91 22 2284 6489

Mysore
No. 350, Hebbal Electronics City
Hootagalli, Mysore 570 018
Tel.: 91 821 240 4101
Fax: 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel.: 91 11 2651 4829
Fax: 91 11 2685 3366

Pune
Plot No. 1
Rajiv Gandhi Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel.: 91 20 2293 2800
Fax: 91 20 2293 2832

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel.: 91 20 3982 7000
Fax: 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel.: 91 471 270 0888
Fax: 91 471 270 0889

Asia Pacific

Hong Kong
16F Cheung Kong Centre
2 Queen's Road Central
Central, Hong Kong
Tel.: 852 2297 2231
Fax: 852 2297 0066

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel.: 81 3 5545 3251
Fax: 81 3 5545 3252

Mauritius
4th Floor, B Wing
Ebene Cyber Towers
Reduit, Mauritius
Tel.: 230 401 9200
Fax: 230 464 1318

United Arab Emirates
Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel.: 971 6557 1068
Fax: 971 6557 3768

Subsidiaries

Infosys BPO Limited

Australia

Melbourne
Level 2 & 3
484 St. Kilda Road
Melbourne VIC 3004
Tel.: 61 3 9860 2000
Fax: 61 3 9860 2999

Canada

Toronto
5140, Yonge Street
Suite 1400
Toronto ON M2N 6L7
Tel.: 416 224 7400
Fax: 416 224 7449

Czech Republic

Brno
Holandska 9,63900,Brno
Tel.: 420 542 212406
Fax: 420 543 236349

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel.: 91 80 2852 2405
Fax: 91 80 2852 2411

Salarpuria Infozone
Wing A, No. 39(P),
41(P) & 42(P)
Electronic City Phase II
Industrial Area
Bangalore 560100
Tel.: 91 80 4067 0035
Fax: 91 80 4067 0034

27, SJR Towers
Bannerghatta Road
J. P. Nagar, III Phase
Bangalore 560 078
Tel.: 91 80 5103 2000
Fax: 91 80 2658 8676

No. 151/1, (600 / 677)
Opp. IIMB, Doorasanipalya
Bannerghatta Road
Bangalore 560 076
Tel.: 91 80 4103 2923
Fax: 91 80 2658 8676

GNR Chambers
882 & 883, 8th Main
J. P. Nagar, III Phase
Bangalore 560 078
Tel.: 91 80 4100 3202
Fax: 91 80 2658 8676

Temple Steps 6th & 7th Floor
No. 184, Annasalai, Saidapet
Chennai 600 015
Tel.: 91 44 6600 7000
Fax: 91 44 6600 7005

Gurgaon
The Presidency, 351/2
Mehrauli Gurgaon Road
Gurgaon 122 001
Tel.: 91124 4267 747
Fax: 91124 3922 103

Jaipur
Plot No. E-142-143
Sitapura Industrial Area
Jaipur 302022
Tel.: 91141 2771 325
Fax: 91141 2771 325

Pune
Plot No. 1, Building No. 4
Pune Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel.: 91 20 2293 2900
Fax: 91 20 2293 4540

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel.: 91 20 2293 2800
Fax: 91 20 2293 4540

The Netherlands
Regus WTC Zuidplein
Zuidplein 36
1077 XV Amsterdam
Tel.: +31 20 799 7800
Fax: +31 20 799 7801

Infosys BPO Philippines
3rd Floor, Trade Hall Metro
Market, Bonifacio Global City
Fort Bonifacio Taguig City
Metro Manila, Philippines
Tel.: 632 856 3319
Fax: 632 856 3320

Infosys BPO Poland Sp. Z o.o.
Al. Pilsudskiego 22 90-051
Lodz, Poland
Tel.: 48 42 291 8000
Fax: 48 42 291 8081

Infosys BPO (Thailand) Ltd.
No.1768, 26th Floor, Thai
Summit Tower
New petchaburi Road, Bangkapi
Huaykwang, Bangkok 10310
Tel.: 662 614 3444
Fax: 662 614 3333

United Kingdom
14th Floor
10 Upper Bank Street
Canary Wharf
London E14 5NP
Tel.: 44 20 7715 3388
Fax: 44 20 7715 3301

United States

Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807
Tel.: 1 908 450 8209
Fax: 1 908 842 0284

Infosys Technologies (Australia) Pty. Limited

Melbourne
Level 2 & 3
484 St. Kilda Road
Melbourne VIC 3004
Tel.: 61 3 9860 2000
Fax: 61 3 9860 2999

Level 18 & 25
150 Lonsdale Street
Melbourne VIC 3000
Tel.: 61 3 8664 6100
Fax: 61 3 8650 6199

Sydney
Level 4, 77 Pacific Highway
North Sydney NSW 2060
Tel.: 61 2 8912 1500
Fax: 61 2 8912 1555

Infosys Technologies (China) Co. Ltd.
Bldg. No. 24 & 25
Shanghai Pudong Software Park
498 Guoshoujing Road
Pudong New Area
Shanghai 201203
Tel.: 86 21 5027 1588
Fax: 86 21 5080 2927

Bldg. 18, Capital of Leaders
1387 Zhang Dong Road
Zhang Jiang Hi-Technology Park
Pudong New Area
Shanghai 201203
Tel.: 86 21 6105 5500
Fax: 86 21 6105 5501

Hangzhou
18F Huarong Times Mansion
3880 Jiangnan Avenue
Binjiang District
Tel.: 86571 28992690
Fax: 86571 28992690

Beijing
14th Floor, IBM Tower
Pacific Century Place
2A Workers Stadium Road
North Chaoyang District
Beijing 100027
Tel.: 86 10 6539 1095
Fax: 86 10 6539 1060

Infosys Consulting Inc.

North America
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel.: 1 972 770 0450
Fax: 1 972 770 0490

United Kingdom
14th & 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel.: 44 20 7715 3300
Fax: 44 20 7715 3301

Infosys Technologies S. de R. L. de C. V.
Ave. Acueducto #2610
4piso Col. Del Paseo Residencial
Monterrey, N.L. C. P. 64920
Tel.: 52 1 8112358400
Fax: 52 81 1253 8401

Bankers
Deutsche Bank Bank of America ICICI Bank
Call us at
Within the U.S.: 1 800 ITL INFO Outside the U.S.: 91 80 2852 0261

Creative concept and design by Communication Design Group, Infosys.

Infosys®

INFOSYS TECHNOLOGIES LIMITED
Electronics City, Hosur Road
Bangalore 560 100, India
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362
www.infosys.com

April 15, 2008

Dear member,

You are cordially invited to attend the twenty-seventh Annual General Meeting of the members to be held on Saturday, June 14, 2008 at 3 p.m. IST at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice for the meeting, containing the business to be transacted, is enclosed herewith.

If you need special assistance at the Annual General Meeting because of a disability, please contact Charles Henry Hawkes, *Vice President – Facilities*, Infosys Technologies Limited, Electronics City, Bangalore 560 100, Karnataka, India (Tel.: 91 80 2852 0261 Extn.: 2250, Mobile: 91 98450 15990).

Very truly yours,

N. R. Narayana Murthy
Chairman and Chief Mentor

Encl : Notice

Notice

Notice is hereby given that the twenty-seventh Annual General Meeting (AGM) of the members of Infosys Technologies Limited will be held on Saturday, June 14, 2008, at 3 p.m. IST at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business:

Ordinary business

Item No. 1 – Adoption of accounts

To receive, consider and adopt the Balance Sheet as at March 31, 2008 and the Profit and Loss Account for the year ended on that date and the Report of the Directors and the Auditors thereon.

Item No. 2 – Declaration of dividend

To declare final and special dividend for the financial year ended March 31, 2008.

Item No. 3 – Re-appointment of Claude Smadja

To appoint a Director in place of Claude Smadja, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 4 – Re-appointment of Sridar A. Iyengar

To appoint a Director in place of Sridar A. Iyengar, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 5 – Re-appointment of Nandan M. Nilekani

To appoint a Director in place of Nandan M. Nilekani, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 6 – Re-appointment of K. Dinesh

To appoint a Director in place of K. Dinesh, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 7 – Re-appointment of Srinath Batni

To appoint a Director in place of Srinath Batni, who retires by rotation and, being eligible, seeks re-appointment.

Item No. 8 – Appointment of Statutory Auditors

To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration and to pass the following resolution thereof:

"Resolved that M/s. BSR & Co., Chartered Accountants, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting to the conclusion of the next Annual General Meeting on such remuneration as may be determined by the Board of Directors in consultation with the Auditors, which remuneration may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors."

Registered office:
Electronics City
Hosur Road
Bangalore 560 100
India

by order of the Board of Directors
for Infosys Technologies Limited



Parvatheesam K.
Company Secretary

Bangalore
April 15, 2008

Notes

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE GENERAL MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING. THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.
2. The instrument appointing the proxy must be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.
3. Members / proxies should bring duly-filled Attendance Slips sent along with this Notice to attend the meeting.
4. The Register of Directors' Shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.
5. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.
6. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines, 1999, and in accordance with the resolution of the members passed at the general meeting, will be available for inspection by the members at the AGM.
7. The Register of Members and Share Transfer Books will remain closed from May 31, 2008 to June 14, 2008 (both days inclusive).
8. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be payable on or after June 14, 2008 to those members whose names appear on the Register of Members as on May 30, 2008.
9. Members whose shareholding is in the electronic mode are requested to direct change of address notifications and updations of bank account details to their respective depository participants.
10. Members are requested to update their e-mail addresses with the depository participant. This will help the Company send communications such as ECS / direct credit intimations through e-mails, thereby reducing the use of paper and helping preserve the environment.
11. Members are requested to address all correspondences, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur, Hyderabad 500 081, India.
12. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with K. Parvatheesam, Company Secretary, at the Company's registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred, as per Section 205A of the Companies Act, 1956, to the Investor Education and Protection Fund. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.

Additional information on directors recommended for re-appointment at the Annual General Meeting



Claude Smadja

Profile and expertise

Claude Smadja (62) is the President of Smadja & Associates, a strategic advisory firm he founded in 2001.

A graduate of the University of Lausanne, Switzerland, Claude started his career as a journalist, first in the print media and then in television. He covered an extensive range of international economic and political issues and interviewed top political leaders worldwide. In his last journalistic position, he was the Director for News and Current Affairs at the Swiss Broadcasting Corporation.

Claude joined the World Economic Forum (WEF) in 1987 as a Director and Member of the Executive Board. He was instrumental in creating *WorldLink*, the WEF magazine for global decision-makers, and initiated the first regional meeting of the World Economic Forum, the East Asia Economic Summit. From January 1996 to June 2001, he was the Managing Director of the World Economic Forum, with overall responsibility of the Davos annual meeting and WEF's activities in Asia.

Claude left this position to establish Smadja & Associates, which works with global corporations and government entities on strategic issues to create "content platforms" – high-profile international conferences, seminars, workshops, briefings and analyses – to help clients navigate and leverage globalization. The firm, with offices in Switzerland and the United States, has clients and partners in North America, Asia, Europe and the Middle East.

His deep knowledge of global economics, business and politics, and his acquaintance with key players in these fields makes Claude a frequent invitee at international conferences and private business meetings. He is on the boards of several major corporations, and also serves as a member of the International Board of Overseers of the Illinois Institute of Technology.

Shareholding in the Company

Claude holds 3,298 equity shares of the Company and 7,602 stock options granted under the 1999 Stock Option Plan.

Directorship and committee memberships (excluding Infosys)

Directorships	Chairman of Board committees
Kudelski Group	None
Open TV	**Member of Board committees**
Edipressee Group	None



Sridar A. Iyengar

Profile and expertise

Sridar A. Iyengar (60) is an independent mentor investor for early-stage entrepreneurs and companies. For more than 35 years, he has worked in the United Kingdom, the United States and India with a large number of companies at all stages of growth, globalization, etc., advising them on strategic and other issues.

Sridar is the President of the Foundation for Democratic Reforms in India, a US-based non-profit organization. He is also an advisor to several venture and private equity funds with respect to India.

He was previously a senior partner with KPMG in the US and the UK, and served for three years as the Chairman and CEO of KPMG's operations in India.

Sridar has a Bachelor of Commerce (Hons.) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Shareholding in the Company

Sridar holds 10,000 equity shares of the Company.

Directorship and committee memberships (excluding Infosys)

Directorships	Chairman of Board committees
Infosys BPO Limited	Rediff.com India Limited - Audit Committee
ICICI Bank Limited	ICICI Bank Limited - Audit Committee
Rediff Holdings, Inc.	Career Launcher Limited - Audit Committee
Rediff.com India Limited	
AverQ, Inc.	
Kovair Software Inc.	
OnMobile Global Limited	
Career Launcher Limited	**Member of Board committees**
	Infosys BPO Limited - Audit Committee



Nandan M. Nilekani

Profile and expertise

Nandan M. Nilekani (52) is the Co-Chairman of the Board of Directors of Infosys Technologies Limited. From March 2002 to June 22, 2007, he served as Chief Executive Officer (CEO) and Managing Director (MD) and has previously held the posts of President and Chief Operating Officer (COO). He is one of the founders of Infosys and has served as a Director on the Company's Board since its inception in 1981.

In January 2006, Nandan became one of the youngest entrepreneurs to join 20 global leaders on the prestigious World Economic Forum (WEF) Foundation Board. He was listed as one of the 100 most influential people in the world by *Time* Magazine in 2006.

Nandan co-founded India's National Association of Software and Services Companies (NASSCOM) as well as the Bangalore Chapter of The IndUS Entrepreneurs (TiE).

Nandan is the Vice Chairman of The Conference Board, Inc., an international research and business membership organization. He is on the Board of Directors of the Peterson Institute for International Economics and is a member of the Board of Governors of the Indian Council for Research on International Economic Relations (ICRIER). He is a member of the Board of Governors of the Indian Institute of Technology (IIT) Bombay and serves as the Co-Chairman of the IIT Bombay Heritage Fund.

Nandan is a member of the National Knowledge Commission and also part of the National Advisory Group on e-Governance. He is also a member of the review committee of the Jawaharlal Nehru National Urban Renewal Mission (JNNURM). He took over as the elected President of NCAER (the premier, independent, applied economics research institute in India) in April 2008.

Nandan has been involved in various initiatives of the central and state governments. He was the Chairman of the Government of India's IT Task Force for power. Nandan has also served as a member of the sub-committee of the Securities and Exchange Board of India (SEBI) that dealt with issues related to insider trading, and as a member of the Reserve Bank of India's Advisory Group on corporate governance.

Nandan is the recipient of several awards. He was the Forbes "Businessman of the Year" in 2007. Along with Infosys founder (and currently Non-Executive Chairman) N. R. Narayana Murthy, he received *Fortune* magazine's "Asia's Businessmen of the Year 2003" award. He was named one of the "World's Most Respected Business Leaders" in 2002 and 2003, according to a global survey by *Financial Times* and PricewaterhouseCoopers. Nandan was also awarded the Corporate Citizen of the Year award at the Asia Business Leader Awards (2004) organized by CNBC. In 2005, Nandan was awarded the prestigious Joseph Schumpeter prize for innovative services in economy, economic sciences and politics.

In 2006, Nandan was conferred the Padma Bhushan, one of the highest civilian honors awarded by the Government of India.

Nandan received his bachelor's degree in electrical engineering from IIT Bombay, India in 1978.

Directorship and committee memberships (excluding Infosys)

Directorships	Chairman of Board committees
Infosys Consulting, Inc.	None
Reuters Group Plc. *(Will cease to be a Director with effect from April 17, 2008)*	**Member of Board committees**
	None



K. Dinesh

Profile and expertise

K. Dinesh (53) is a co-founder and a member of the Board of Infosys Technologies Limited. He is Head of Communication Design Group, Information Systems and Quality & Productivity.

Dinesh's rich and varied experience in software technology and management ranges from programming and project management to managing software delivery. From 1991 to 1995, he held charge of software development activities for Infosys' worldwide operations. In this role, he was responsible for the execution, implementation and delivery of software solutions to customers.

Dinesh has also been focused on managing quality at Infosys. During his tenure as Head of Quality, the Company's software quality processes achieved world-class benchmarks, including CMM Level 5 in 1999. From software process excellence, he aimed to bring performance excellence to the entire organization. This involved adopting and implementing the Baldrige Framework and championing cross-functional process improvement using Six Sigma CFPM techniques developed by Motorola University.

As head of Information Systems, Dinesh was instrumental in ensuring the in-house implementation of SAP in a record span of six months in 1998. He has championed the cause of technology enabling and automation to help the organization manage explosive growth without affecting service times to internal customers.

Until recently, Dinesh provided direct oversight to the Human Resources function. Under his leadership, Infosys became the first company to be certified on PCMM Level 5 Version 2. During this time, Infosys also transitioned into a role-based organization, and evolved the foundations of a high performance work ethic.

Dinesh managed Infosys' efforts in Software Project Management in the US from 1981 to 1988, focusing on the distribution industry for consumer durables and soft goods. His experience includes creating the architecture of DMAP (Distribution Management Application Package), a large package that runs on AS/400 platform.

Directorship and committee memberships (excluding Infosys)

Directorships	Chairman of Board committees
Infosys Technologies. (Australia) Pty. Limited	None
Narayana Hrudayalaya Private Limited	**Member of Board committees**
	None



Srinath Batni

Profile and expertise

Srinath Batni (53) was inducted as a member of the Board of Directors of Infosys in May 2000. He is responsible for Delivery Excellence across the Company.

Srinath joined Infosys in June 1992 as Project Manager and has since held several management positions. Before joining Infosys, he worked as a Project Manager – Technical Support for the Indian subsidiary of a leading French company (since 1990). Prior to that, he was responsible for implementing production management and materials management systems at one of India's leading public sector heavy engineering and manufacturing companies (since 1980).

Srinath received a bachelor's degree in mechanical engineering from Mysore University in 1975 and a master's degree in mechanical engineering from the Indian Institute of Science, Bangalore, in 1979.

Directorship and committee memberships (other than Infosys)

Directorships	Chairman of Board committees
Infosys Technologies (Australia) Pty. Limited	None
Infosys Technologies (China) Company Limited	**Member of Board committees**
	None

Attendance record at Board meetings held in fiscal 2008 of the directors seeking re-appointment

Directors	No. of meetings	
	Held	Attended
Claude Smadja	5	4
Sridar A. Iyengar	5	5
Nandan M. Nilekani	5	5
K. Dinesh	5	5
Srinath Batni	5	5

Compensation paid to directors recommended for re-appointment during the year ended March 31, 2008

in Rs. crore

Name of the director	Fixed salary						
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary	Bonus / Incentives	Commission	Total
Whole-time Directors							
Nandan M. Nilekani	0.21	0.06	0.05	0.32	0.49	–	0.81
K. Dinesh	0.21	0.07	0.05	0.33	0.49	–	0.82
Srinath Batni	0.30	0.11	0.08	0.49	0.77	–	1.26
Independent directors							
Claude Smadja	–	–	–	–	–	0.42	0.42
Sridar A. Iyengar	–	–	–	–	–	0.46	0.46

Composition of the Board, and directorships held during fiscal 2008

Name of the director	Age	India listed companies*	All companies around the world**	Committee membership***	Chairperson of committees***
Founder and Non-Executive Director					
N. R. Narayana Murthy	61	1	6	–	–
Founders and Whole-time Directors					
Nandan M. Nilekani	52	–	3	–	–
S. Gopalakrishnan	53	–	2	–	–
S. D. Shibulal	53	–	4	1	–
K. Dinesh	53	–	3	–	–
Whole-time Directors					
T. V. Mohandas Pai	49	–	4	2	1
Srinath Batni	53	–	3	–	–
Independent Directors					
Deepak M. Satwalekar	59	5	9	3	2
Prof. Marti G. Subrahmanyam	61	1		1	–
Dr. Omkar Goswami	51	6	9	9	2
Rama Bijapurkar	51	4	10	4	1
Claude Smadja	62	–	4	1	–
Sridar A. Iyengar	60	2	9	5	3
David L. Boyles	59	–	3	1	–
Prof. Jeffrey S. Lehman	52	–	1	1	–

Note: None of the directors are related to each other.

* *Excluding directorship in Infosys Technologies Limited and its subsidiaries*

** *Directorships in companies around the world (listed & unlisted) including Infosys Technologies Limited and its subsidiaries*

*** *As required by Clause 49 of the listing agreement, the disclosure includes memberships / chairpersonship of audit committee and investor grievance committee in public companies (listed and unlisted).*

INFOSYS TECHNOLOGIES LIMITED

Electronics City, Hosur Road, Bangalore 560 100, India

ADDITIONAL INFORMATION AND PRACTICE NOT REQUIRED UNDER THE COMPANIES ACT, 1956

Infosys' Board acknowledges the fact that not all shareholders attend the AGM and even though a proposal may have received the assent of the requisite majority of shareholders present at the AGM, the overall shareholder response to any proposal is not captured or known.

Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. To this end, during the previous five Annual General Meetings (AGMs), the Company had made available a non-mandatory ballot through the postal system / Internet as a channel for all shareholders to informally express their views on the resolutions tabled before the shareholders in the AGM. The non-mandatory ballot has helped the Company assess the general view of the absentee shareholders on the resolutions set out in the Notice.

The non-mandatory ballot through the Internet is not in substitution of or in addition to your right as a shareholder to vote at the AGM.

The non-mandatory ballot through the Internet will not have the force of a legally binding vote and will not be construed as a vote at the AGM. The result of the non-mandatory ballot through the Internet will not impact the votes cast at the AGM. For your vote to be valid, ensure that you are present in person, or send the nominated proxy in person to attend the AGM.

Please note that regardless of you participating in the non-mandatory ballot through the Internet, you as a shareholder are entitled to attend and vote at the AGM and to appoint a proxy to attend the AGM.

The Company has appointed Parameshwar Hegde, Practicing Company Secretary, who in the opinion of the Board is a duly qualified person, as the Scrutinizer for the non-mandatory ballot through the Internet. The Scrutinizer will collate all non-mandatory ballots and the results of the same will be disclosed at the AGM proceedings.

INSTRUCTIONS FOR PARTICIPATING IN THE NON-MANDATORY BALLOT THROUGH THE INTERNET

To access the non-mandatory ballot portal, please type the following URL:

From Infosys website : http://www.infosys.com/investor/agm2008.asp

From Karvy website : http://karisma.karvy.com/infosys

HOW TO VOTE

1. Shareholders will have to choose between the three modes of holding, i.e. holding shares in physical form, holding shares in a demat account with a depositary participant connected to National Securities Depository Limited (NSDL), or holding shares in a demat account with a depositary participant connected to Central Depositary Services (India) Limited (CDSIL).
2. Investors having a demat account with a depositary participant connected to NSDL: Enter the depositary participant identification number (DP ID) and client identification number (Client ID).

   Example: DP ID: IN302902 and Client ID: 11111111
3. Investors having a demat account with a depositary participant connected to CDSIL: Enter the 16 digit demat account number.

   Example: Demat Account Number is 1234567832145678
4. Investors holding shares in physical form: Enter the registered folio number.

   Example: Folio: ITL000123
5. If valid entry as per Step 2, Step 3 or Step 4 above is done, you will be able to cast your ballot. Cast your ballot by clicking on the check box corresponding to each resolution and make your selection by choosing "In Favor," "Against" or "Abstain" for each resolution. Alternatively, you can also click on the "Select All" button and cast your ballot.
6. Click on the SAVE / NEXT button to preview your ballot selections. If the ballots are as per your selection, click on the SUBMIT button.
7. Investors may cast their non-mandatory ballot only once on a resolution, using a specific demat account. If an investor has multiple demat accounts, he / she will be able to participate in the non-mandatory ballot separately, for each demat account, by using the respective DP ID and Client ID.
8. The portal will be open for participation from 10 a.m. IST on June 3, 2008 to 5 p.m. IST on June 12, 2008.

Infosys

INFOSYS TECHNOLOGIES LIMITED

Registered Office: Electronics City, Hosur Road, Bangalore 560 100, India

PROXY FORM

Twenty-seventh Annual General Meeting – June 14, 2008

Regd. Folio No. / DP Client ID

I / We …………………………………………………………………………. of …………………………………… in the district of ………………. being a member / members of the Company hereby appoint …………………………….. of …………………………………….. in the district of …………………………………………….. or failing him / her ………………………... of………………………………… in the district of ………………………………………….. as my / our proxy to vote for me / us on my / our behalf at the TWENTY-SEVENTH ANNUAL GENERAL MEETING of the Company to be held at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, Karnataka, India, at 3 p.m. IST on Saturday, June 14, 2008 and at any adjournment(s) thereof.

Signed this ………………………………….. day of ……………………….. 2008.

Fifteen Paise Revenue Stamp

…………………………………

Signature of the member

Note : This form, in order to be effective, should be duly stamped, completed, signed and deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

……………………………………………………………………………Please tear here……………………………………………………………………………

Infosys

INFOSYS TECHNOLOGIES LIMITED

Registered Office: Electronics City, Hosur Road, Bangalore 560 100, India

ATTENDANCE SLIP

Twenty-seventh Annual General Meeting – June 14, 2008

Regd. Folio No. / DP Client ID

No. of shares held

I certify that I am a member / proxy for the member of the Company.

I hereby record my presence at the TWENTY-SEVENTH ANNUAL GENERAL MEETING of the Company at the NIMHANS Convention Centre, Hosur Road, Bangalore 560 029, Karnataka, India, at 3 p.m. IST on Saturday, June 14, 2008.

…………………………………

Name of the member / proxy
(in BLOCK letters)

…………………………………

Signature of the member / proxy

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall. Members are requested to bring their copies of the Annual Report to the meeting.

Issues presented for consideration at the Twenty Seventh Annual General Meeting of Shareholders on June 14, 2008

Please Mark Here for Address Change or Comments ☐
SEE REVERSE SIDE

Ordinary Business

	Affirmative	Negative	Abstain		Affirmative	Negative	Abstain		Affirmative	Negative	Abstain		Affirmative	Negative	Abstain
Item 1	☐	☐	☐	Item3	☐	☐	☐	Item 5	☐	☐	☐	Item 7	☐	☐	☐
Item 2	☐	☐	☐	Item 4	☐	☐	☐	Item 6	☐	☐	☐	Item 8	☐	☐	☐

Signature ____________________ Signature ____________________ Date ____________

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Resolutions

Ordinary Business:

1. To receive, consider and adopt the Balance Sheet as at March 31, 2008 and the Profit and Loss Account for the year ended on that date and the Report of the Directors and Auditors thereon.
2. To declare a final and special dividend for the financial year ended March 31, 2008.
3. To appoint a Director in place of Claude Smadja, who retires by rotation and, being eligible, seeks re-appointment.
4. To appoint a Director in place of Sridar A. Iyengar, who retires by rotation and, being eligible, seeks re-appointment.
5. To appoint a Director in place of Nandan M. Nilekani, who retires by rotation and, being eligible, seeks re-appointment.
6. To appoint a Director in place of K. Dinesh, who retires by rotation and, being eligible, seeks re-appointment.
7. To appoint a Director in place of Srinath Batni, who retires by rotation and, being eligible, seeks re-appointment.
8. To appoint auditors to hold office from the conclusion of the Annual General Meeting held on June 14, 2008, until the conclusion of the next Annual General Meeting, and to fix their remuneration.

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time on June 5, 2008.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET
http://www.proxyvoting.com/infy
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.

OR

TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

THE FOLLOWING PROXY CARD RELATES TO THE TWENTY SEVENTH ANNUAL GENERAL MEETING OF THE EQUITY SHAREHOLDERS OF INFOSYS TECHNOLOGIES LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS TECHNOLOGIES LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS TECHNOLOGIES LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Infosys Technologies Limited

Annual General Meeting of Shareholders

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲